     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 1997.

                                                      REGISTRATION NO. 333-24267
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------


                        PRE-EFFECTIVE AMENDMENT NO. 3 TO


                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                                 --------------

                       CENTENNIAL HEALTHCARE CORPORATION

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            GEORGIA                             8051                           58-1839701
(State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
 incorporation or organization)     Classification Code Number)           Identification No.)

        400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346
                                 (770) 698-9040

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ------------------

                                  Alan C. Dahl
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                       Centennial HealthCare Corporation
                    400 Perimeter Center Terrace, Suite 650
                             Atlanta, Georgia 30346
                                 (770) 698-9040

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ------------------

  Copies of all communications, including copies of all communications sent to agent for service, should be sent to:

               Paul A. Quiros, Esq.                                J. Chase Cole, Esq.
    Nelson Mullins Riley & Scarborough, L.L.P.           Waller Lansden Dortch & Davis, P.L.L.C.
      999 Peachtree Street, N.E., Suite 1400                   511 Union Street, Suite 2100
              Atlanta, Georgia 30309                            Nashville, Tennessee 37219
                  (404) 817-6000                                      (615) 244-6380
               (404) 817-6050 (Fax)                                (615) 244-5686 (Fax)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                                 --------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE.

                                                           SUBJECT TO COMPLETION


                                                                    JULY 1, 1997

                                4,000,000 SHARES

                                      [LOGO]

                                             COMMON STOCK
                                   ---------

    All of the shares of Common Stock offered hereby are being sold by Centennial HealthCare Corporation ("Centennial" or the "Company"). Prior to the offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for the factors to be considered in determining the initial offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol CTEN.
                                 --------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                 SEE "RISK FACTORS" BEGINNING ON PAGE 8 HEREOF.
                                 -------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                PRICE        UNDERWRITING       PROCEEDS
                                                 TO          DISCOUNTS AND         TO
                                               PUBLIC         COMMISSIONS      COMPANY(1)
Per Share................................         $                $                $
Total(2)(3)..............................         $                $                $


(1) Before deducting expenses of the offering estimated at $1,300,000.

(2) The Company has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $            ,
    $            and $            , respectively. See "Underwriting."


(3) The net proceeds received by the Company upon the exercise of the over-allotment option, if any, will be used by the Company to acquire at the Price to Public shares of Common Stock pro rata from certain former holders of the Company's Series C Preferred Stock. See "Use of Proceeds" and "Principal Shareholders and Selling Shareholders."

                                 --------------


    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices
of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about July   ,
1997.


ALEX. BROWN & SONS
     INCORPORATED

        DONALDSON, LUFKIN & JENRETTE
              SECURITIES CORPORATION

                       MORGAN STANLEY DEAN WITTER

                                                EQUITABLE SECURITIES CORPORATION


                 THE DATE OF THIS PROSPECTUS IS JULY   , 1997.

                                [MAP]

                                 --------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    Centennial HealthCare Corporation provides a broad range of long-term health care services to meet the medical needs of elderly and post-acute patients. The Company provides these services through geographically concentrated networks located in metropolitan and secondary markets throughout the United States. Centennial operates 84 owned, leased and managed skilled nursing facilities with 9,049 beds in 19 states, with its largest concentration of facilities in North Carolina, Indiana and Michigan. The Company provides basic and specialty health care services. Basic services include skilled nursing and support, housekeeping, laundry, dietary, recreational and social services. Specialty services include comprehensive rehabilitation therapy, respiratory therapy, ventilator care, infusion therapy, wound care, home health care and other subacute and specialty services. As components of its specialty services, Centennial provides rehabilitation therapy services on a contract basis to third-party and Company-operated skilled nursing facilities in 17 states pursuant to 70 contracts and, including recently completed acquisitions, provides in excess of 380,000 home health care visits annually.

    In recent years, the long-term care industry has experienced significant growth. Revenues in the long-term care industry have increased in the United States from approximately $18 billion in 1980 to approximately $80 billion in 1995. The number of patients in long-term care facilities is expected to grow to
2.1 million by the year 2025, a significant increase from the current level of
1.5 million. Industry growth has been driven primarily by the following factors:
(i) aging of the population; (ii) cost-containment pressures that drive post-acute patients from acute care hospitals to lower-cost settings; (iii) advances in medical technology that enable sophisticated long-term care providers to care for higher-acuity patients; and (iv) demand for post-acute and specialty services in secondary markets. In addition, consolidation opportunities in the long-term care industry have enabled leading providers to build market share in order to compete more effectively. Ownership of long-term care facilities is highly fragmented, with approximately 70% of all facilities owned by independent providers or companies with less than 20 facilities. The increasing medical complexity of long-term care patients, cost-containment pressures and government regulation make it difficult for smaller providers without access to capital, sophisticated information systems and economies of scale to compete with larger regional and national providers. Long-term care facilities are increasingly becoming an integral part of community-based, vertically integrated health care delivery systems that are capable of providing a full range of traditional basic services and specialty services.

    Centennial's objective is to continue to enhance its market position as a provider of long-term basic and specialty services in selected metropolitan and secondary markets. The Company seeks to control significant components of the non-acute health care system in its markets, thereby diversifying its sources of revenue and positioning itself to respond to the requirements of a variety of payors. In addition, the Company seeks to increase the range of services it provides within its facilities and tailors its health care services to address the specific needs within each of its markets. To meet its objective, the Company is pursuing the following strategies: (i) achieve operating leverage through the continued development of regionally concentrated networks; (ii) implement market-specific business and network development plans in response to the diverse needs of the Company's metropolitan and secondary markets; (iii) continue to expand specialty services to enhance the Company's position as a broad-based provider of health care services; (iv) manage operations through sophisticated information systems that enhance efficiency; and (v) pursue strategic acquisitions of long-term care facilities and related service providers.

    Over the last three years, the Company has aggressively grown its operating base through both acquisitions and internal growth. Total revenues increased from $41.5 million for the fiscal year ended May 31, 1994 to $233.0 million for the fiscal year ended December 31, 1996, representing a compounded annual growth rate of 95.0%. Net income decreased from $5.4 million for the fiscal year ended May 31, 1994 to $2.8 million for the fiscal year ended December 31, 1996, representing a compounded annual rate of decrease of 22.5%. Licensed available beds increased from 3,470 to 8,113 during the same period, representing a compounded annual growth rate of 38.9%. The Company's revenue quality mix (Medicare, private pay, management fees and other) improved from 41.9% for the fiscal year ended December 31, 1995 to 57.2% for the fiscal year ended December 31, 1996, and the Company's revenues from specialty services increased from 14.4% for the fiscal year ended December 31, 1995 to 33.7% for the fiscal year ended December 31, 1996, reflecting the Company's focus on providing specialty services to higher-acuity patients.

    As part of its growth strategy, the Company regularly reviews possible acquisitions in the long-term care continuum. Effective December 31, 1995, the Company completed an important strategic acquisition by merging with Transitional Health Services, Inc. ("Transitional"), which operated 36 skilled nursing facilities with 3,776 beds in Arkansas, North Carolina, Indiana, Kentucky and Michigan and a contract rehabilitation therapy business (the "Transitional Merger"). Since the Transitional Merger, the Company has expanded its operations through the acquisition of a home health care provider (the "Home Health Acquisition"), the addition of 16 long-term facility management contracts and one management contract for a facility providing nursing home and long-term acute care hospital services, the acquisition of two facilities previously managed by the Company and the lease of a rural hospital with three home health care offices. As a result of the Home Health Acquisition, the Company has increased its home health care visits by over 340,000 annually.

    Centennial is currently pursuing three strategic transactions in its existing markets to: (i) acquire a rehabilitation therapy company (the "Therapy Acquisition"); (ii) lease an additional rural hospital (the "Hospital Acquisition"); and (iii) acquire a facility currently managed (the "Facility Transaction") (collectively, the "Potential Transactions"). The Company has entered into a non-binding letter of intent for the Therapy Acquisition, and that transaction remains subject to the negotiation of a definitive agreement and receipt of all necessary consents and approvals. The Company has negotiated the lease with respect to the Hospital Acquisition, but the lease remains subject to various governmental consents and approvals. The Company anticipates closing the Facility Transaction on or around July 31, 1997. The Potential Transactions, if consummated, will allow the Company to increase its range of services in two markets in which the Company already has a strong operating presence.

    Centennial was incorporated in the State of Georgia in 1989. Unless the context otherwise requires, all references in this Prospectus to Centennial or the Company include Centennial HealthCare Corporation and its subsidiaries. Centennial's principal executive office is located at 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346, and its telephone number is (770) 698-9040.

                                  RISK FACTORS

    The Common Stock offered hereby involves a high degree of risk. See "Risk Factors."

                                  THE OFFERING

Common Stock offered by the Company.................  4,000,000 shares
Common Stock to be outstanding after the offering...  11,525,122 shares(1)
Use of proceeds.....................................  Repay the Subordinated Debt ($25.3
                                                      million); redeem the Company's Series E
                                                      Redeemable Preferred Stock ($5.1
                                                      million); and repay a portion of the
                                                      amounts outstanding under its Senior
                                                      Credit Facility ($20.4 million). WCAS
                                                      Capital Partners II, L.P. ("WCAS
                                                      Capital"), an existing shareholder of
                                                      the Company, holds approximately 96.2%
                                                      of the Subordinated Debt and 88.5% of
                                                      the Series E Redeemable Preferred
                                                      Stock. See "Use of Proceeds."
Nasdaq National Market symbol.......................  CTEN

--------------

(1) Excludes 536,285 shares of Common Stock issuable upon exercise of outstanding stock options, at a weighted average exercise price of $12.75 per share. See "Capitalization" and "Management -- Stock Plans."

    EXCEPT AS OTHERWISE SPECIFIED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES:
(I) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION; (II) A .6897-FOR-1.0 REVERSE STOCK SPLIT WITH RESPECT TO THE COMMON STOCK TO BE EFFECTED PRIOR TO THE COMPLETION OF THE OFFERING; (III) THE CONVERSION INTO 2,942,520 SHARES OF COMMON STOCK OF ALL OF THE COMPANY'S SPECIAL VOTING COMMON STOCK ON THE CLOSING OF THE OFFERING; (IV) THE CONVERSION INTO 856,091 SHARES OF COMMON STOCK OF ALL OF THE COMPANY'S SERIES A CONVERTIBLE PREFERRED STOCK (THE "SERIES A PREFERRED STOCK") AND SERIES B CONVERTIBLE PREFERRED STOCK ("SERIES B PREFERRED STOCK") (TOGETHER, THE "SERIES A AND B PREFERRED STOCK") ON THE CLOSING OF THE OFFERING; (V) THE CONVERSION INTO 1,447,710 SHARES OF COMMON STOCK OF ALL OF THE COMPANY'S SERIES C CONVERTIBLE PREFERRED STOCK (THE "SERIES C PREFERRED STOCK") ON THE CLOSING OF THE OFFERING; AND (VI) THE CONVERSION INTO 410,529 SHARES OF COMMON STOCK OF ALL OF THE COMPANY'S SERIES D CONVERTIBLE PREFERRED STOCK (THE "SERIES D PREFERRED STOCK") ON THE CLOSING OF THE OFFERING. SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING." THE OFFERING OF THE SHARES OF COMMON STOCK HEREBY IS REFERRED TO AS THE "OFFERING."

                     SUMMARY FINANCIAL AND STATISTICAL DATA
             (IN THOUSANDS, EXCEPT PER SHARE AND STATISTICAL DATA)


                                                                                  YEARS ENDED DECEMBER    THREE MONTHS ENDED
                                                      YEARS ENDED MAY 31,                 31,                 MARCH 31,
                                                -------------------------------  ----------------------  --------------------
                                                  1993       1994       1995      1995 (1)      1996       1996       1997
                                                ---------  ---------  ---------  -----------  ---------  ---------  ---------
                                                                                                             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Total revenues..............................  $  11,298  $  41,499  $  65,218   $  75,226   $ 233,048  $  55,935  $  64,235
  Operating income before net interest expense
    and equity in income (loss) of
    unconsolidated partnerships...............      1,988      4,157      5,759       3,194      14,535      1,989      4,591
  Equity in income (loss) of unconsolidated
    partnerships (2)..........................     (2,766)     1,733        (28)        449        (108)        --         --
  Income (loss) before income taxes and
    minority interest and extraordinary
    item......................................       (746)     6,021      5,788       3,466       5,054        (99)     2,111
  Income (loss) before extraordinary item.....       (586)     3,791      3,475       1,876       2,779       (105)     1,241
  Net income (loss)...........................  $    (586) $   5,389  $   3,725   $   1,876   $   2,779  $    (105) $   1,241

PER COMMON SHARE DATA:
  Income (loss) before extraordinary item.....  $   (0.26) $    1.60  $    1.35   $    0.72   $    0.12  $   (0.12) $    0.09
  Extraordinary item -- foregiveness of debt,
    net of taxes..............................         --       0.68       0.10          --          --         --         --
  Net income (loss) (3).......................  $   (0.26) $    2.28  $    1.45   $    0.72   $    0.12  $   (0.12) $    0.09
  Weighted average number of common and common
    stock equivalents outstanding.............      2,267      2,363      2,576       2,601       4,782      4,777      4,827

STATISTICAL DATA:
  Facilities owned/leased.....................          1         14         17          18          54         52         54
  Facilities managed..........................         29         17         15          21          22         23         24
                                                ---------  ---------  ---------  -----------  ---------  ---------  ---------
    Total facilities..........................         30         31         32          39(4)        76        75         78
  Number of beds owned/leased (5).............        296      1,584      2,054       2,131       5,831      5,646      5,831
  Number of beds managed (5)..................      3,050      1,886      1,603       2,171       2,282      2,344      2,538
                                                ---------  ---------  ---------  -----------  ---------  ---------  ---------
    Total number of beds (5)..................      3,346      3,470      3,657       4,302       8,113      7,990      8,369
  Percentage of total revenues from:
    Medicare..................................        6.8%       6.9%      15.0%       18.2%       25.4%      25.3%      26.8%
    Private pay, management fees and other....       40.5       19.4       20.5        23.7        31.8       31.0       31.5
                                                ---------  ---------  ---------  -----------  ---------  ---------  ---------
                                                     47.3%      26.3%      35.5%       41.9%       57.2%      56.3%      58.3%
    Medicaid..................................       52.7%      73.7%      64.5%       58.1%       42.8%      43.7%      41.7%
  Percentage of total revenues from:
    Basic services............................         --         --         --        81.1%       63.8%      64.1%      63.4%
    Specialty services........................         --         --         --        14.4%       33.7%      33.4%      33.7%
    Management fees...........................         --         --         --         4.5%        2.5%       2.5%       2.9%
  Revenue per patient day (6).................         --         --         --   $  100.30   $  104.11  $  102.98  $  109.00
  Occupancy rate (7)..........................       97.3%      96.2%      95.4%       95.0%       91.9%      91.5%      91.7%
  Number of rehabilitation therapy contracts
    (8)(9)....................................         18         22         35          38          58         43         59
  Number of rehabilitation therapists
    (8)(9)....................................         40         82        164         159         434        202        505
  Average revenue per rehabilitation contract
    per month (8).............................  $  43,000  $  53,200  $  48,800   $  50,400   $  52,300  $  53,600  $  58,200
  Number of home health care offices..........         --         --          2           2           5          2          5


                                                                                MARCH 31, 1997
                                                              ---------------------------------------------------
                                                                                                 PRO FORMA AS
                                                                 ACTUAL     PRO FORMA (10)    ADJUSTED (10)(11)
                                                              ------------  ---------------  --------------------
                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
  Working capital...........................................   $   17,221      $  17,221          $   17,221
  Total assets..............................................      201,142        201,142             201,142
  Long-term debt and subordinated debt, less current
    maturities..............................................      107,173        107,173              62,376
  Preferred stock (12)......................................       31,800          5,062                  --
  Net shareholders' equity..................................       12,622         39,360              89,219

                   See accompanying notes on following page.

(1) During 1995, the Company changed its fiscal year-end from May 31 to December
    31. Accordingly, the Company has restated its operating results for the year ended December 31, 1995.

(2) Includes equity in income (loss) of unconsolidated partnerships for all years. The Company's sale in January 1997 of certain subsidiaries serving as general partners of the unconsolidated partnerships will eliminate this income (loss) going forward. Without giving effect to this income (loss) and its related tax effects, the Company's net income (loss) would have been $1,585, $2,699 and $3,493 in years ended May 31, 1993, 1994 and 1995, respectively, $1,607 and $2,842 in the years ended December 31, 1995 and 1996, respectively. See Notes 7 of the Notes to Consolidated Financial Statements for the years ended December 31, 1995 and 1996 and May 31, 1994 and 1995 and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(3) Net income (loss) per common share for the fiscal year ended December 31, 1996 and fiscal quarters ended March 31, 1996 and 1997, excludes dividends and accretion on preferred stock of $2,191,749, $471,976 and $786,363, respectively.

(4) Excludes facilities acquired in the Transitional Merger on December 31,
    1995.

(5) Represents licensed available beds.

(6) Calculated as net patient service revenues earned at the Company's leased and owned facilities, divided by total patient days for those facilities.

(7) Occupancy is computed by dividing annual patient day census by annual patient days available in licensed available operating beds. The occupancy rate in 1996 fell primarily as a result of the Transitional Merger. Transitional's facilities had an average occupancy rate of 87.6% at the time of the Transitional Merger.

(8) Centennial acquired the rehabilitation therapy service provider that was a party to these contracts and which employed these therapists in the Transitional Merger, effective December 31, 1995.

(9) Represents therapists (includes licensed therapists and rehabilitation technicians) employed by the Company. Of the 59 contracts at March 31, 1997, 25 were with the Company's leased and owned facilities.

(10) Pro forma to give effect to the conversion of the Special Voting Common Stock, the Series A and B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock into shares of Common Stock. Net shareholders' equity includes accrual of dividends on the Series C Preferred Stock through June 30, 1997.

(11) As further adjusted to give effect to the sale by the Company of 4,000,000 shares of Common Stock offered hereby at an initial offering price of $14.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, the application of estimated net proceeds therefrom, including the sale of 239,860 shares of treasury stock.

(12) Upon the closing of the Offering, the Series C Preferred Stock, which is held by Welsh, Carson, Anderson & Stowe VI, L.P. ("WCAS VI"), WCAS Healthcare Partners, L.P. ("WCAS Healthcare"), CID Equity Capital III, L.P. ("CID Equity") and certain other shareholders, will convert into shares of Common Stock based on the Price to Public. To the extent the Underwriters exercise their over-allotment option, a portion of these shares of Common Stock will be repurchased pro rata at the Price to Public by the Company with the net proceeds from such exercise. See "Risk Factors -- Benefits of the Offering to Certain Directors and Significant Shareholders."

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN SHARES OF THE COMMON STOCK OFFERED BY THIS PROSPECTUS. THIS DISCUSSION ALSO IDENTIFIES IMPORTANT CAUTIONARY FACTORS THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN FORWARD-LOOKING STATEMENTS MADE BY, OR ON BEHALF OF, THE COMPANY. IN PARTICULAR, THE COMPANY'S FORWARD-LOOKING STATEMENTS, INCLUDING THOSE REGARDING THE ACQUISITION OF ADDITIONAL LONG-TERM CARE FACILITIES AND RELATED OPERATING COMPANIES, THE ADEQUACY OF THE COMPANY'S CAPITAL RESOURCES AND OTHER STATEMENTS REGARDING TRENDS, COULD BE AFFECTED BY A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING THOSE DESCRIBED BELOW.

    RISKS ASSOCIATED WITH ACQUISITION STRATEGY. The Company intends to expand its business, in part, through the selective acquisition of additional long-term care facility operations and related service providers. The Company's prospects for growth are directly affected by its ability to acquire long-term care facility operations. There can be no assurance that suitable acquisitions will be identified, that acquisitions can be consummated, or that the acquired facility operations can be integrated successfully into the Company's operations. The Company's ability to acquire long-term care facilities will depend, among other factors, upon its ability to obtain financing, government licenses and approvals and upon the competitive environment for acquisitions. The nature of such licenses and approvals, and the timing and likelihood of obtaining them vary widely from state to state, depending upon the facility or operation and the type of services provided. In making acquisitions, the Company competes with other providers, some of which have greater financial resources than the Company. The various risks associated with the Company's acquisition of long-term care facility operations and uncertainties regarding the profitability of such operations may affect the Company's financial performance in any given period. Several of the leased or managed facilities that the Company acquired through the Transitional Merger experienced operating losses in 1996. There can be no assurance that such losses will not continue at some or all of these facilities. Continued losses at these facilities could adversely affect the Company's results of operation or financial condition. In addition, Centennial is pursuing the Potential Transactions. No assurance can be given, however, that the Company will complete any or all of the Potential Transactions or that it will be able to integrate these operations successfully or that such operations will not adversely affect the Company's profitability. See "Business -- Acquisitions and Potential Transactions," "-- Business Strategy," "-- Acquisition Opportunities" and "-- Government Regulation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

    IMPACT OF HEALTH CARE REFORM AND LIMITS ON GOVERNMENT REIMBURSEMENT AND OTHER PAYMENTS. Both the federal government and various states are considering proposals to limit the amounts of funding available for various health care services. Proposals have been introduced in Congress to reduce the rate of Medicare growth through cost saving measures, including proposals to pay providers of home health care and long-term care services on a prospective payment system similar to the DRG system under which hospitals are reimbursed for acute care services. Proposals have also been made to limit Medicare reimbursement for speech and occupational therapy services, which could have an adverse effect on the Company. Proposals to fund the Medicaid program through federal block grants, if adopted by Congress, would likely result in a revision of existing state Medicaid programs resulting in new requirements and/or payment rates. Medicare and Medicaid certification is a critical factor contributing to the revenues and profitability of long-term care facilities and home health care providers. Changes in certification and participation requirements of the Medicare and Medicaid programs have restricted, and are likely to continue to further restrict, eligibility for reimbursement under those programs. Failure to obtain and maintain Medicare and Medicaid certification at the Company's current and newly acquired facilities could result in significant loss of revenue. In addition, private payors, including managed care payors, increasingly are demanding that providers accept discounted fees or assume all or a portion of the financial risk for the delivery of health care services. Such measures may include capitated payments whereby the Company is responsible for providing, for a fixed fee, all services needed by certain patients. Capitated payments can result in significant losses if patients require expensive treatment not adequately covered by the capitated rate. Efforts to impose reduced payments, greater discounts and more stringent cost controls by government and other payors are expected to continue. The President and Congress are currently negotiating a balanced budget plan pursuant to which currently budgeted increases in Medicare spending would be reduced by $115 billion over five years. Under the proposal recently approved by the House Budget Committee, $105 billion of these reductions would come from providers and managed care organizations. Although specifics of these reductions have not been announced at the present time, there can be no assurance that such reductions, if enacted as part of a balanced budget plan, would not have a material adverse effect on the Company's operations. For the fiscal year ended December 31, 1996, the Company derived 25.4% and 42.8% of its total revenues from the Medicare and Medicaid programs, respectively. Any reforms that significantly limit rates of reimbursement under the Medicare or Medicaid programs, including the balanced budget plan, therefore, could have a material adverse effect on the Company's profitability. The Company is unable to predict what reform proposals or reimbursement limitations will be adopted in the future or the effect such changes will have on its operations. No assurance can be given that such reforms will not have a material adverse effect on the Company. See "Business -- Source of Revenues and Payor Mix" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    GOVERNMENT REGULATION. The federal government and all states in which the Company operates regulate various aspects of its business. Various federal and state laws regulate relationships among providers of services, including employment or service contracts and investment relationships. The operation of home health care providers and long-term care facilities and the provision of services are also subject to federal, state and local laws relating to, among other things, the adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention and compliance with building codes. Long-term care facilities are also subject to periodic inspection to assure continued compliance with various standards and licensing requirements under state law. The failure to obtain or renew any required regulatory approvals or licenses could adversely affect the Company's growth and could prevent it from offering its existing or additional services. In addition, health care is an area of extensive and frequent regulatory change. Changes in the laws or new interpretations of existing laws can have a significant effect on methods and costs of doing business and amounts of payments received from governmental and other payors. The Company's operations could be adversely affected by, among other things, regulatory developments such as mandatory increases in the scope and quality of care to be afforded patients and revisions in licensing and certification standards. Government regulators recently announced plans to impose new regulations on home health care providers and to increase regulatory enforcement activities. The Company at all times attempts to comply with all applicable laws; however, there can be no assurance that administrative or judicial interpretation of existing laws or regulations will not have a material adverse effect on the Company's operations or financial condition. Also, there can be no assurance that federal, state or local laws or regulatory procedures which might adversely affect the Company's business, financial condition, results of operations or prospects will not be expanded or imposed. Most states have adopted certificate of need ("CON") or similar laws that generally require that the appropriate state agency approve certain acquisitions and determine that a need exists for certain new services, the addition of beds and capital expenditures or other changes. To the extent that CON or other similar approvals are required for expansion of the Company's operations, either through facility acquisitions or expansion or provision of new services or other changes, such expansion could be adversely affected by the failure or inability to obtain the necessary approvals, changes in standards applicable to such approvals and possible delays and expenses associated with obtaining such approvals. CON laws are also subject to being repealed or modified which could increase competition by lowering competitors' barriers to enter certain markets. Health care facilities receiving government reimbursement are also subject to periodic audits of amounts received through such reimbursement programs. There can be no assurance that any amounts required to be repaid by the

Company as a result of any such audit will not exceed reserves or provisions established for such contingencies. See "Business -- Government Regulation."

    CONCENTRATION OF FACILITIES IN CERTAIN STATES. At June 1, 1997, the Company operated 33 owned or leased facilities with 3,341 beds and managed 17 facilities with 1,840 beds in the states of North Carolina, Michigan and Indiana, representing 57% of the Company's owned or leased beds and 60% of the Company's managed beds, respectively. This concentration of facilities in these states makes the Company vulnerable to changes in federal or state legislation or budgetary controls that may negatively impact the amount and method of Medicaid payments by such states and to increased competition. There can be no assurance that increased competition, changes in the laws, regulations, agency procedures or budgetary controls relating to the Medicaid program in such states, if enacted or adopted, would not have a material adverse effect on the Company. See "Business -- Facilities."

    COMPETITION. The long-term care industry is highly competitive, and the Company faces direct competition for the acquisition and/or management of facilities. In turn, its facilities face competition for employees and patients. Some of the Company's present and potential competitors are significantly larger and have or may obtain greater financial and marketing resources than those of the Company. The Company competes for patients with other long-term care facilities and, to a lesser extent, with acute care hospitals, physician practice groups, home health care providers, community-based service programs, retirement communities and assisted living centers. In addition, competition may increase from new market entrants, including companies focusing primarily on specific components of the Company's various services. There can be no assurance that the Company will not encounter increased competition in the future, which could limit its ability to attract patients or expand its business and could have a material adverse effect on its business or decrease its market share. See "Business -- Competition."

    LICENSING AND OTHER INTANGIBLES INCLUDING GOODWILL. Upon an acquisition by the Company, the purchase price is allocated among the identifiable tangible and intangible net assets. The Company's recent acquisition activity has resulted in an increase in intangible assets over historical levels. Such intangible assets are amortized over the estimated useful life of the related assets. If the value of any such assets should be impaired, the Company may be required to write-down the related intangible assets, which could have a material adverse effect on earnings.

    LEVERAGE. The Company's long-term debt obligations, after giving effect to the use of proceeds from the Offering, will total approximately $62.4 million, including the Senior Credit Facility, debt on facilities owned by the Company (the "Facility Debt"), capital lease obligations and other debt characterized as long-term. The Company is also the lessee under long-term operating leases for long-term care facilities, equipment and office space which had aggregate rent payments of $18.8 million in 1996 and which generally provide for annual rent increases and payment by the Company of taxes, insurance and other obligations. After giving effect to the use of proceeds from the Offering, the Company's total shareholders' equity will be approximately $89.2 million. The degree to which the Company is and will be leveraged and subject to significant lease obligations could have important consequences to the Company, including limiting the Company's ability to obtain additional financing in the future for working capital, capital expenditures, facility acquisitions, expansions or developments and/or the refinancing of existing debt. In addition, a substantial portion of the Company's cash flows from operations may be dedicated to the payment of principal and interest on its indebtedness and rent expense, thereby reducing the funds available to the Company for its operations and to support its growth. Certain of the Company's current debt and lease agreements contain cross-collateral and cross-default provisions and financial and other restrictive covenants, including restrictions on the incurrence of additional indebtedness, the creation of liens, the payment of dividends and the sale of assets. Certain lenders to lessors of the Company's leased facilities have rights upon default in lease provisions that could adversely affect the Company's rights to continue as lessee. There can be no assurance that the Company's operating results will be sufficient to support the payment of the Company's indebtedness and rent expense. See "Business -- Facilities" and "-- Office Leases" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "-- Summary of Facility Lease Terms."

    REVENUES FROM MANAGED FACILITIES. Income from managing long-term care facilities pursuant to management agreements between the Company and certain affiliated or third parties presently comprises a material portion of the Company's net income. All management agreements may be terminated only for cause, except for five agreements with public limited partnerships that may be terminated upon sixty days notice. In most instances, management fees are subordinate to debt service payments and the managed facilities could be subject to foreclosure by lenders. The terms of these management agreements range from five to 20 years, and contain renewal provisions. The loss of these management agreements could have a material adverse effect on the Company. See "Business -- Facilities" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Summary of Management Agreement Terms."

    POTENTIAL CONFLICTS OF INTEREST. Mr. Eaton owns all of the outstanding stock of certain corporations, formerly indirect subsidiaries of the Company, that serve as general partners of partnerships owning five facilities managed by the Company. In this corporate general partner role, Mr. Eaton, acting on behalf of such corporations, could have a conflict of interest with Centennial with respect to these management agreements. See "Certain Transactions."

    DEPENDENCE ON KEY PERSONNEL. The Company believes that it has benefited substantially from the leadership of J. Stephen Eaton, the Company's Chairman of the Board, Chief Executive Officer and President, and that the loss of his services would have a material adverse effect on the Company's business and future operations. The Company's success and its growth strategy also depend upon the continued contributions of the Company's other executive management including, Alan C. Dahl, Kent C. Fosha, Sr. and Randall J. Bufford. See "Management -- Executive Officers, Key Employees and Directors."

    STAFFING ISSUES. The Company's growth strategy is dependent in large part on its ability to attract and retain management, marketing and other personnel at its facilities. The Company competes with general acute care hospitals, rehabilitation facilities, nursing homes, ambulatory care facilities and other providers for the services of registered nurses, therapists and other professional personnel. From time to time, there have been shortages in the supply of available registered nurses, certified nursing assistants and various types of therapists. There can be no assurance that the Company will be able to attract and retain the qualified personnel necessary for its business and planned growth. The long-term care industry is experiencing increased union activities that could have a material adverse effect by requiring the Company to negotiate higher wages and/or benefits for its employees. Any increases in the minimum wage could also have a material adverse effect on the Company. See "Business -- Personnel."

    BENEFITS OF THE OFFERING TO CERTAIN DIRECTORS AND SIGNIFICANT
SHAREHOLDERS. WCAS VI, WCAS Healthcare and WCAS Capital, for which two of the Company's directors, Andrew M. Paul and James B. Hoover, serve as general partners of the sole general partner, hold approximately 96.2% of the Subordinated Debt (as defined below), 82.3% of the Series C Preferred Stock and 88.5% of the Series E Redeemable Preferred Stock (as defined below). Messrs. Paul and Hoover also hold in their individual capacities 716 shares of Series C Preferred Stock which are convertible into 7,193 shares of Common Stock upon the closing of the Offering. The Company plans to use a portion of the proceeds of the Offering to repay the Subordinated Debt and redeem the Series E Redeemable Preferred Stock and, to the extent that additional net proceeds attributable to the sale of shares of Common Stock pursuant to the exercise of the Underwriters' over-allotment option are realized, to acquire at the Price to Public shares of Common Stock pro rata from certain former holders of the Series C Preferred Stock in accordance with a stock repurchase agreement (the "Stock Repurchase Agreement") among the Company and certain former holders of the Series C Preferred Stock (the "Former Holders"). If the Underwriters exercise their over-allotment option in full, the Company will repurchase 558,000 shares of Common Stock from the Former Holders. This contemplated use of proceeds will directly benefit Messrs. Paul and Hoover individually, as well as WCAS VI, WCAS Healthcare and WCAS Capital, and the two directors as general partners of the general partner thereof, through the repayment of debt of which one partnership holds approximately 96.2%, through the repurchase of certain shares of unregistered Common Stock received by two of the partnerships and the two directors individually after conversion of the Series C Preferred Stock and through the redemption of the Series E Redeemable Preferred Stock. The proceeds used to accomplish these purposes will not be available to the Company for other purposes. See "Use of Proceeds," "Principal Shareholders and Selling Shareholders" and "Certain Transactions."


    LIABILITY AND INSURANCE. The provision of health care services entails an inherent risk of liability. In recent years, long-term care providers have become subject to an increasing number of lawsuits alleging medical malpractice, wrongful death, wrongful termination of employment or other related legal theories, many of which involve large claims and significant defense costs. It is expected that the Company from time to time will be subject to such suits as a result of the nature of its business. The Company currently maintains liability insurance intended to cover such claims which it believes is in keeping with industry standards. There can be no assurance, however, that claims in excess of the Company's insurance coverage or claims not covered by the Company's insurance coverage (e.g., claims for punitive damages) will not arise. A successful claim against the Company in excess of the Company's insurance coverage could have a material adverse effect upon the Company and its financial condition. Claims against the Company, regardless of their merit or eventual outcome, may also have a material adverse effect upon the Company's ability to attract patients or expand its business. In addition, the Company's insurance policies must be renewed annually. There can be no assurance that the Company will be able to obtain liability insurance coverage in the future on acceptable terms, if at all. See "Business -- Insurance."

    SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. Sales of Common Stock in the public market following the Offering could adversely affect prevailing market prices. Several of the Company's principal shareholders hold a significant portion of the Company's outstanding Common Stock and a decision by one or more of these shareholders to sell their shares could adversely affect the market price of the Common Stock. Holders of 7,419,096 shares of Common Stock which will be outstanding upon the completion of the Offering have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated (the "Lock-up Agreements"). Subject to the foregoing restrictions, commencing 90 days following the date of this Prospectus, 6,991,582 shares of Common Stock will become eligible for sale pursuant to Rule 144 promulgated under the Securities Act ("Rule 144"), subject to compliance with the volume limitation and other requirements of Rule 144 or compliance with Rule 701 promulgated under the Securities Act ("Rule 701") with respect to shares issued in connection with the exercise of options. Additional shares of Common Stock, including additional shares issuable upon the exercise of options, will also become eligible for sale in the public market from time to time in the future. In addition, the Company intends to register on Form S-8, within 30 days after the date of this Prospectus or as soon as practicable, a total of 986,621 shares of Common Stock which are subject to outstanding options or reserved for issuance under Centennial's stock option plans. After 180 days from the date of this Prospectus, certain shareholders, who hold approximately 6,953,236 shares of Common Stock, will be entitled to certain demand and piggyback registration rights with respect to such shares. In addition, as part of the consideration for the Home Health Acquisition, the sellers received a note which may be converted into 142,857 shares of Common Stock after 180 days after the closing of the Offering and will have piggyback registration rights. If these shareholders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Common Stock. See "Management -- Stock Plans," "Shares Eligible for Future Sale -- Registration Rights" and "Underwriting."

    DILUTION. The existing shareholders of the Company acquired their shares of Common Stock at an average cost substantially below the offering price set forth on the cover page of this Prospectus. Accordingly, purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in pro forma net tangible book value per share of approximately $9.39 (assuming an initial public offering price of $14.00 per share). See "Dilution."

    CONTROL BY EXECUTIVE OFFICERS AND DIRECTORS. Upon completion of the Offering, the Company's executive officers and directors and their affiliates will beneficially own approximately 48.3% of the outstanding shares of the Common Stock and a right to purchase an additional 1.8 % of the outstanding Common Stock through the exercise of currently exercisable options (approximately 43.9% and 1.8%, respectively, if the Underwriters' over-allotment option is exercised in full and reflecting the Stock Repurchase Agreement). As a result, these shareholders, acting together, would be able to exert substantial influence over the Company and matters requiring approval by the shareholders of the Company, including the election of the directors. The voting power of these shareholders under certain circumstances could have the effect of delaying or preventing a change in control of the Company. See "Management" and "Principal Shareholders."


    POTENTIAL ANTI-TAKEOVER EFFECTS OF ARTICLES AND BYLAW PROVISIONS, THE GEORGIA ACT AND EMPLOYMENT AGREEMENTS. Certain provisions of Georgia law and certain provisions of the Company's Third Amended and Restated Articles of Incorporation (the "Articles") and the Company's Amended and Restated Bylaws (the "Bylaws") could delay or impede the removal of incumbent directors and could make it more difficult for a third-party to acquire, or could discourage a third-party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. The Articles and Bylaws impose various procedural and other requirements (including a staggered board of directors, a shareholder rights plan and the issuance of preferred stock as described below) that could make it more difficult for shareholders to effect certain corporate actions. The Articles give the Company's Board of Directors the authority to issue up to 50 million shares of preferred stock and to determine the price, rights, preferences and restrictions, including the voting rights of such shares, without any further vote or action by the Company's shareholders. The rights of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock issued in the future. The Company has no current plans to issue such preferred stock. The "fair price" and "business combinations" statutes under Georgia law may restrict certain business combinations by interested shareholders. See "Description of Capital Stock -- Certain Provisions of the Articles, Bylaws and Georgia Law." The Company's executive officers have entered into employment agreements with the Company which contain change in control provisions. The change in control provisions may hinder, delay, deter or prevent a tender offer, proxy contest or other attempted takeover because the covered employees can terminate their employment and receive payments for twelve to 24 months after termination pursuant to their respective agreements. See "Management -- Employment Agreements and Change of Control Arrangements."


    ABSENCE OF PREVIOUS MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF STOCK PRICES; OFFERING PRICE DETERMINED BY NEGOTIATION. Prior to the Offering, there has been no public market for the Common Stock, and although the Common Stock has been approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained after the Offering. After completion of the Offering, the market price of the Common Stock could be subject to significant fluctuations in response to various factors and events, including the depth and liquidity of the market for the Common Stock, variations in the Company's operating results, litigation, new statutes or regulations or changes in the interpretation of existing statutes or regulations affecting the health care industry generally or the long-term care business in particular or changes in general market conditions. The Company, in negotiation with the representatives of the Underwriters, has determined the public offering price based on the historical performance of the Company, its projected future performance and the market conditions as they exist on the date of this Prospectus. There may be no relationship between the offering price of the Common Stock and the price at which the Common Stock will trade after completion of the Offering. See "Underwriting."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company are estimated to be $50.8 million ($58.6 million if the Underwriters' over-allotment option is exercised in full), assuming an initial offering price of $14.00 per share and after deducting estimated underwriting discounts and commissions and Offering expenses.

    The Company intends to use the net proceeds of the Offering to repay two subordinated promissory notes accruing interest at 10.8% and 11.7% per annum (the "Subordinated Debt") ($25.3 million); to redeem the Series E Redeemable Preferred Stock (the "Series E Redeemable Preferred Stock") ($5.1 million); and to repay a portion of the outstanding principal balance of its Senior Credit Facility (as defined below) ($20.4 million). The Subordinated Debt is held by WCAS Capital and CID Equity. The Series E Redeemable Preferred Stock is held by WCAS Capital, South Atlantic Venture Fund II, Limited Partnership ("South Atlantic II") and South Atlantic Venture Fund III, Limited Partnership ("South Atlantic III"). Amounts repaid under the Company's Senior Credit Facility with CoreStates Bank, N.A. ("CoreStates") as agent (the "Senior Credit Facility") are available for reborrowing for acquisitions and general corporate purposes.


    Upon the closing of the Offering, the Series C Preferred Stock, which is held by WCAS VI, WCAS Healthcare, CID Equity and certain other shareholders, will convert into shares of Common Stock based on the Price to Public. To the extent the Underwriters exercise their over-allotment option, a portion of these shares of Common Stock will be repurchased at the Price to Public by the Company with the net proceeds from such exercise. Assuming exercise in full of the Underwriters' over-allotment option, the net proceeds from such exercise ($7.8 million) will be used to repurchase at the Price to Public up to 558,000 shares of Common Stock pro rata from the Former Holders (the "Stock Repurchase"). The stock repurchase with the net proceeds to the Company from the exercise of the Underwriters' over-allotment option, if any, has been offered to the Former Holders as consideration for their agreement to convert the Series C Preferred Stock into shares of Common Stock, at a conversion ratio based on the Price to Public in the Offering. The Series C Preferred Stock did not previously allow or require conversion upon the Offering. This Series C Preferred Stock previously accrued dividends at 12% a year. Therefore, the conversion is beneficial to the Company by extinguishing this dividend obligation. If any of the Former Holders does not elect to participate in the Stock Repurchase, the Company will purchase less than 558,000 shares of Common Stock from the Former Holders and the net proceeds not used in the Stock Repurchase will be available to the Company and will be used to repay additional amounts under the Senior Credit Facility. See "Principal Shareholders and Selling Shareholders."


    The terms of the Senior Credit Facility require that the Company use 50% of the net cash proceeds of the Offering, after the elimination of the Subordinated Debt and the redemption of the Series E Redeemable Preferred Stock, to repay a portion of the outstanding principal balance of the Senior Credit Facility. The Senior Credit Facility provides for advances to the Company of up to a maximum of $65.0 million and is repayable in 15 quarterly installments beginning on March 15, 1999, with repayment in full on or before September 30, 2002, if not earlier accelerated. Amounts outstanding under the Senior Credit Facility accrue interest at varying rates applicable at the time of each advance. The Company can elect a rate tied to either the prime rate of CoreStates or LIBOR, each increased by the "applicable margin," as defined in the Senior Credit Facility, which is dependent upon the ratio of debt to earnings before interest, taxes, depreciation, amortization and operating lease expense. The Company has approximately $53.0 million borrowed and currently outstanding under the Senior Credit Facility (excluding letters of credit) bearing interest at a weighted average rate of 8.3% per annum. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                DIVIDEND POLICY

    Since inception, the Company has not declared or paid any cash dividends on its Common Stock. The Company has paid dividends on the Series A Preferred Stock since April 1, 1993 and the Series B Preferred Stock since the third calendar quarter of 1994. Dividends have accrued on the Series C Preferred Stock since January 5, 1996 and dividends have accrued on the Series D Preferred Stock since January 31, 1997. In addition, the Company has paid dividends on the Series E Redeemable Preferred Stock since January 31, 1997. The Company will no longer pay or accrue dividends to the holders of such Preferred Stock upon the completion of the Offering as a result of the conversion of such Preferred Stock into Common Stock or the redemption of such Preferred Stock. The Company issued a stock dividend, effective January 6, 1996, to all of its shareholders and optionholders as a condition to the Transitional Merger. In lieu of cash dividends on its Common Stock, the Company intends to retain earnings to finance operations and expand the Company's business. Additionally, the terms of certain credit facilities the Company has with its lenders, including the Senior Credit Facility, restrict the payment of cash dividends to the holders of Common Stock. The payment of any cash dividends on the Common Stock is unlikely in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company: (i) as of March 31, 1997; (ii) on a pro forma basis to give effect to the conversion of the Special Voting Common Stock, Series A and B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock; and (iii) on an as adjusted basis to reflect the sale by the Company of 4,000,000 shares of Common Stock offered hereby at an initial offering price of $14.00 per share, including the sale of 239,860 shares of treasury stock, and the application of the estimated net proceeds therefrom as described in "Use of Proceeds."

                                                                                 AS OF MARCH 31, 1997
                                                                      ------------------------------------------
                                                                                                    PRO FORMA AS
                                                                         ACTUAL     PRO FORMA (1)   ADJUSTED (1)
                                                                      ------------  --------------  ------------
                                                                          (IN THOUSANDS, EXCEPT SHARE DATA)
Current maturities of long-term debt................................   $    1,879     $    1,879     $    1,879
                                                                      ------------  --------------  ------------
                                                                      ------------  --------------  ------------
Long-term debt, less current maturities:
Subordinated Debt (2)...............................................  $    24,379   $     24,379             --
Senior Credit Facility..............................................       47,000         47,000    $    26,582
Facility Debt.......................................................       15,909         15,909         15,909
Obligations under capital leases....................................       19,885         19,885         19,885
                                                                      ------------  --------------  ------------
    Total long-term debt............................................      107,173        107,173         62,376
                                                                      ------------  --------------  ------------
Preferred Stock:
Series A Preferred Stock, par value $11.0011 per share; 205,541 shares authorized and outstanding, actual; no shares outstanding,
 pro forma and pro forma as adjusted................................        2,182             --             --
Series B Preferred Stock, par value $8.7377 per share; 328,892 shares authorized and outstanding, actual; no shares outstanding,
 pro forma and pro forma as adjusted................................        3,413             --             --
Series C Preferred Stock, par value $1.00 per share; 144,086 shares authorized and outstanding, actual; no shares outstanding, pro
 forma and pro forma as adjusted....................................       16,143             --             --
Series D Preferred Stock, par value $1.00 per share; 50,000 shares authorized and outstanding, actual; no shares outstanding, pro
 forma and pro forma as adjusted....................................        5,000             --             --
Series E Redeemable Preferred Stock, par value $1.00 per share;
 50,000 shares authorized and outstanding, actual; 50,000 shares issued and outstanding, pro forma; no shares outstanding, pro forma
 as adjusted........................................................        5,062          5,062             --
                                                                      ------------  --------------  ------------
      Total preferred stock.........................................       31,800          5,062             --
                                                                      ------------  --------------  ------------
Shareholders' equity:
Common Stock, $0.01 par value per share; 50,000,000 shares
 authorized; 2,108,132 and 1,868,272 shares issued and outstanding, respectively, actual; 7,764,982 and 7,525,122 shares issued and outstanding, respectively, pro forma; 11,525,122 shares issued and
 outstanding, pro forma as adjusted.................................           21             78            115
Special Voting Common Stock, no par value; 5,000,000 shares
 authorized; 2,942,520 shares issued and outstanding actual; no
 shares outstanding, pro forma and pro forma as adjusted............           --             --             --
Paid-in capital.....................................................        5,716         36,554         85,810
Retained earnings...................................................        8,900          4,743          3,822
  Less: treasury stock (239,860 shares actual; none pro forma as
    adjusted).......................................................       (1,487 )       (1,487  )          --
                                                                      ------------  --------------  ------------
                                                                           13,150         39,888         89,747
    Note receivable from shareholder................................         (528 )         (528  )        (528 )
                                                                      ------------  --------------  ------------
      Net shareholders' equity......................................       12,622         39,360         89,219
                                                                      ------------  --------------  ------------
        Total capitalization........................................  $   151,595   $    151,595    $   151,595
                                                                      ------------  --------------  ------------
                                                                      ------------  --------------  ------------

------------------
(1) Includes accrual of dividends on the Series C Preferred Stock through June 30, 1997. The accrual of dividends has been included as a charge to Retained Earnings.
(2) Subordinated Debt is shown net of a discount on issuance of $920,842.

                                    DILUTION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The historical net tangible book value of the Company at March 31, 1997 was approximately $(23,418), or approximately $(4.87) per share of Common Stock and Special Voting Common Stock. The pro forma net tangible book value of the Company at March 31, 1997 was approximately $3,320, or approximately $0.44 per share. Pro forma net tangible book value per share represents the amount of total assets, excluding intangibles (excess of cost over fair value of net assets acquired), less total liabilities, divided by the aggregate number of shares of Common Stock outstanding as of March 31, 1997 (on a pro forma basis after giving effect to the conversion of the Special Voting Common Stock, Series A and B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into 5,656,850 shares of Common Stock). Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock in the Offering and the pro forma net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale of 4,000,000 shares of Common Stock in the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds," and after deducting the estimated underwriting discounts and offering expenses to be paid by the Company, the pro forma net tangible book value of the Company at March 31, 1997 would have been $53,179, or $4.61 per share of Common Stock. This represents an immediate increase in net tangible book value per share of $9.48 to existing shareholders and an immediate dilution in net tangible book value of $9.39 per share to new investors purchasing shares in the Offering. Investors participating in the Offering will incur immediate dilution. The following table illustrates the per share dilution at March 31, 1997:

Initial public offering price per share (1)................................             $   14.00
  Historical net tangible book value per share.............................  $   (4.87)
  Pro forma net tangible book value per share..............................        .44
  Increase per share attributable to new investors.........................       9.04
                                                                             ---------
Pro forma net tangible book value per share after the Offering.............                  4.61
                                                                                        ---------
Dilution per share to new investors........................................             $    9.39
                                                                                        ---------
                                                                                        ---------

    The following table sets forth, on a pro forma basis, as of March 31, 1997 (giving pro forma effect to the conversion of the Special Voting Common Stock, Series A and B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock), the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price per share paid by existing shareholders and by the new investors purchasing shares of Common Stock from the Company in the Offering (before deducting underwriting discounts and commissions and estimated Offering expenses):

                                                     SHARES PURCHASED (2)      TOTAL CONSIDERATION
                                                    -----------------------  -----------------------  AVERAGE PRICE
                                                      NUMBER      PERCENT      AMOUNT      PERCENT      PER SHARE
                                                    -----------  ----------  -----------  ----------  -------------
Existing shareholders.............................        7,525         65%  $    36,315       39.3%    $    4.83
New investors.....................................        4,000         35%       56,000       60.7         14.00
                                                    -----------      -----   -----------      -----
      Total.......................................       11,525      100.0%  $    92,315      100.0%
                                                    -----------      -----   -----------      -----
                                                    -----------      -----   -----------      -----

------------------

(1) Before deducting underwriting discounts and commissions and estimated Offering expenses.

(2) The foregoing tables exclude shares issuable upon exercise of options outstanding at March 31, 1997. As of March 31, 1997, there were outstanding options to purchase 536,285 shares of Common Stock at a weighted average exercise price of $12.75 per share. To the extent that outstanding options are exercised in the future, there will be further dilution to new investors. See "Management -- Stock Plans" and Note 11 to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table summarizes certain selected consolidated financial data and is qualified by reference to and should be read in conjunction with the Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The selected consolidated financial data for the three months ended March 31, 1996 and 1997, has been derived from the Company's Condensed Consolidated Financial Statements, which are unaudited. The selected consolidated financial data for the seven months ended December 31, 1995 and the years ended December 31, 1995 and December 31, 1996, has been derived from the Company's Consolidated Financial Statements, which have been audited by Coopers & Lybrand L.L.P., independent accountants. The selected financial data for the years ended May 31, 1992, 1993, 1994 and 1995 has been derived from the Company's Consolidated Financial Statements, which have been audited by BDO Seidman, LLP, independent accountants.

                                                                                                                   Three Months
                                                                               Seven Months      Years Ended
                                                   Years Ended May 31,            Ended         December 31,     Ended March 31,
                                            ---------------------------------  December 31,   -----------------  ----------------
                                             1992    1993     1994     1995        1995       1995(1)    1996     1996     1997
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
                                                                                                                   (unaudited)
                                                                    (in thousands, except per share data)
Statement of Operations Data:
  Net patient service revenues............  $   --  $ 6,863  $38,115  $61,856    $42,103      $71,862  $227,387  $54,587  $62,372
  Management fee and other revenues.......   2,645    4,435    3,384    3,362      2,108        3,364     5,660    1,348    1,863
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
      Total revenues......................   2,645   11,298   41,499   65,218     44,211       75,226   233,048   55,935   64,235
  Facility operating expenses.............      --    5,331   29,510   48,872     35,262       58,566   183,324   45,188   49,671
  Lease expense...........................      67      927    4,823    6,901      4,651        7,701    18,777    4,533    5,084
  Corporate administrative costs..........   1,561    3,004    2,927    3,396      3,526        5,027    11,400    3,067    3,368
  Depreciation and amortization...........      28       48       82      290        429          738     5,012    1,158    1,521
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
      Operating income before net interest
        expense and equity in income
        (loss) of unconsolidated
        partnerships......................     989    1,988    4,157    5,759        343        3,194    14,535    1,989    4,591
  Interest income (expense), net..........     (23)      32      131       57       (116)        (177)   (9,373)  (2,088)  (2,480)
  Equity in income (loss) of
    unconsolidated partnerships...........    (403)  (2,766)   1,733      (28)        25          449      (108)      --       --
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
      Income (loss) before income taxes
        and minority interest and
        extraordinary item................     563     (746)   6,021    5,788        252        3,466     5,054      (99)   2,111
  Provision (benefit) for income taxes....     233     (160)   2,230    2,106        328        1,389     2,092      (41)     796
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
  Income (loss) before minority interest
    and extraordinary item................     330     (586)   3,791    3,682        (76)       2,077     2,962      (58)   1,315
  Minority interest in net income of
    subsidiary, net of income taxes.......      --       --       --     (207)       (82)        (201)     (183)     (47)     (74)
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
  Net income (loss) before extraordinary
    item..................................     330     (586)   3,791    3,475       (158)       1,876     2,779     (105)   1,241
  Extraordinary item--foregiveness of
    debt, net of income taxes.............      --       --    1,598      250         --           --        --       --       --
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
  Net income (loss).......................  $  330  $  (586) $ 5,389  $ 3,725    $  (158)     $ 1,876  $  2,779  $  (105) $ 1,241
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
Per common share data:
  Income (loss) before extraordinary
    item..................................  $ 0.11  $ (0.26) $  1.60  $  1.35    $ (0.06)     $  0.72  $   0.12  $ (0.12) $  0.09
  Extraordinary item -- foregiveness of
    debt, net of taxes....................      --       --     0.68     0.10         --           --        --       --       --
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
  Net income (loss) (2)...................  $ 0.11  $ (0.26) $  2.28  $  1.45    $ (0.06)     $  0.72  $   0.12  $ (0.12) $  0.09
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
  Weighted average number of common and
    common stock equivalents
    outstanding...........................   2,959    2,267    2,363    2,576      2,601        2,601     4,782    4,777    4,827
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------
                                            ------  -------  -------  -------  ------------   -------  --------  -------  -------

                                                                                                          As of
                                                                     As of May 31,                     December 31,
                                                       ------------------------------------------  --------------------
                                                         1992       1993       1994       1995       1995       1996
                                                       ---------  ---------  ---------  ---------  ---------  ---------
                                                                                (in thousands)
Balance Sheet Data:
  Working capital....................................  $     724  $   4,208  $   5,540  $   4,805  $   3,984  $   5,912
  Total assets.......................................      1,722      4,392     14,172     25,499    155,018    193,448
  Long-term debt and subordinated debt, less current
    maturities.......................................        176        264        676      4,558     83,559    107,795
  Preferred stock (3)................................         --      1,650      4,300      9,187     19,455     21,305
  Net shareholders' equity (deficit).................        518     (1,051)     1,527      2,082     10,869     11,952


                                                          As of
                                                        March 31,
                                                           1997
                                                       ------------
                                                       (unaudited)

Balance Sheet Data:
  Working capital....................................  $    17,221
  Total assets.......................................      201,142
  Long-term debt and subordinated debt, less current
    maturities.......................................      107,173
  Preferred stock (3)................................       31,800
  Net shareholders' equity (deficit).................       12,622


------------------
(1) During 1995, the Company changed its fiscal year from May 31 to December 31 resulting in a seven month transition period ending December 31, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Condensed Consolidated Financial Statements.
(2) Net income (loss) per common share for the fiscal year ended December 31, 1996 and fiscal quarters ended March 31, 1996 and 1997, excludes dividends and accretion on preferred stock of $2,191,749, $471,976 and $786,363, respectively.
(3) Carried at estimated redemption value with accretion of dividends charged against shareholders' equity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONNECTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO INCLUDED ELSEWHERE IN THE PROSPECTUS. DURING 1995, THE COMPANY CHANGED ITS FISCAL YEAR-END FROM MAY 31 TO DECEMBER 31. ACCORDINGLY, THE COMPANY HAS RESTATED ITS OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 1995 FOR PRESENTATION PURPOSES. REFERENCES TO FISCAL PERIODS FOR THE COMPANY ARE FOR CALENDAR YEARS ENDING DECEMBER 31 UNLESS OTHERWISE NOTED. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

OVERVIEW

    COMPANY BACKGROUND

    Prior to January 1993, the Company's primary growth strategy focused on obtaining long-term management contracts for facilities, including, in some cases, a right of first refusal to acquire the facilities. These management contracts allowed the Company to establish a profitable base of operations providing cash flow without requiring significant capital. The Company invested its cash flow into developing its management infrastructure, including attracting quality management personnel at the corporate and facility levels and developing a sophisticated information system to support and enhance its growth. In many cases, the Company assumed management responsibilities for facilities that were producing operating losses or were generally underperforming and, in some cases, had a history of licensure and regulatory problems. After assuming management of these facilities, the Company improved financial performance and facility operations, and enhanced the quality of patient care, thereby bringing all of these facilities into regulatory compliance.

    TRANSITION TO OWNER/OPERATOR

    In 1993, the Company expanded its strategy to include the acquisition of facilities and their operations through direct ownership or facility leases. The Company's managed facilities represented strong candidates for acquisition by Centennial, because the Company's information systems and management strategies had already been implemented at these facilities.

    The following table illustrates the Company's shift from managed toward owned and leased facilities:

                                                   AT MAY 31,               AT DECEMBER 31,      AT MARCH 31,
                                         -------------------------------  --------------------  ---------------
                                           1993       1994       1995       1995       1996          1997
                                         ---------  ---------  ---------  ---------  ---------  ---------------
Number of facilities:
  Owned................................          0          0          1          2          8             8
  Leased...............................          1         14         16         16         46            46
                                         ---------  ---------  ---------  ---------  ---------         -----
    Subtotal...........................          1         14         17         18         54            54
  Managed..............................         29         17         15         21         22            24
                                         ---------  ---------  ---------  ---------  ---------         -----
    Total..............................         30         31         32         39         76            78
                                         ---------  ---------  ---------  ---------  ---------         -----
                                         ---------  ---------  ---------  ---------  ---------         -----

Number of licensed available beds:
  Owned................................          0          0        154        231        837           837
  Leased...............................        296      1,584      1,900      1,900      4,994         4,994
                                         ---------  ---------  ---------  ---------  ---------         -----
    Subtotal...........................        296      1,584      2,054      2,131      5,831         5,831
  Managed..............................      3,050      1,886      1,603      2,171      2,282         2,538
                                         ---------  ---------  ---------  ---------  ---------         -----
    Total..............................      3,346      3,470      3,657      4,302      8,113         8,369
                                         ---------  ---------  ---------  ---------  ---------         -----
                                         ---------  ---------  ---------  ---------  ---------         -----

    The operation of facilities through direct ownership or facility leases provides greater financial rewards and risks than does the operation of facilities through long-term management contracts. Under its management contracts, the Company generally receives a monthly fee ranging from six to seven percent of net revenues, regardless of facility performance, except for three facilities where monthly fees equal the adjusted net income of each such facility. With respect to owned or leased facilities, the Company receives the entire financial benefit from operation of the facilities, as well as all of the financial risks. The Company, through its management contracts, exercises control of the day-to-day operations at managed facilities. At its leased and owned facilities, however, the Company controls long-term operational decisions, such as capital expenditures, in addition to the day-to-day operations.

    INCREASED EMPHASIS ON SPECIALTY SERVICES

    The Company seeks to expand the provision of specialty services at its facilities in order to serve higher-acuity patients. Historically, many of the Company's facilities provided only basic services and a limited number of specialty services to their patients. Beginning in 1993, the Company emphasized new specialty services and expanded existing services.

    Centennial's revenues are derived primarily from providing basic and specialty services through local health care delivery networks and management of these networks. The Company's basic services include skilled nursing and support, housekeeping, laundry, dietary, recreational and social services. Specialty services include comprehensive rehabilitation therapy (including physical, occupational and speech therapy), respiratory therapy, ventilator care, infusion therapy, wound care, home health care and other subacute and specialty services. The Company's growth in total revenues is attributable to three principal factors: (i) expansion of specialty services in markets served by the Company's owned, leased and managed facilities; (ii) improved payor mix and operational performance; and (iii) the strategic acquisitions of long-term health care facilities and related health care businesses. As a result of the Transitional Merger and these efforts, the Company has significantly increased its total revenues from specialty services:

                                                                                   THREE MONTHS
                                 YEARS ENDED DECEMBER 31,                        ENDED MARCH 31,
                        ------------------------------------------  ------------------------------------------
                                1995                  1996                  1996                  1997
                        --------------------  --------------------  --------------------  --------------------
                                                        (DOLLARS IN THOUSANDS)
Total revenues:
  Basic services......  $  61,036       81.1% $ 148,753       63.8% $  35,881       64.1% $  40,722       63.4%
  Specialty
    services..........     10,826       14.4     78,635       33.7     18,706       33.4     21,649       33.7
  Management fees.....      3,364        4.5      5,660        2.5      1,347        2.5      1,864        2.9
                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total.............  $  75,226      100.0% $ 233,048      100.0% $  55,934      100.0% $  64,235      100.0%
                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                        ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------

    IMPROVEMENT IN PAYOR MIX AND OPERATIONAL PERFORMANCE

    The Company's focus on higher-acuity patients and increased emphasis on providing specialty services has enabled the Company to improve its payor mix. In particular, the percentage of total revenues from Medicare has increased from 6.8% for the fiscal year ended May 31, 1993 to 25.4% for the fiscal year ended December 31, 1996. The Company's percentages of total revenues from various payors are as follows:

                                                                            YEARS ENDED DECEMBER        THREE MONTHS
                                              YEARS ENDED MAY 31,                   31,               ENDED MARCH 31,
                                       ----------------------------------  ----------------------  ----------------------
                                          1993        1994        1995        1995        1996        1996        1997
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Percentage of total revenues:
  Medicare...........................        6.8%        6.9%       15.0%       18.2%       25.4%       25.3%       26.8%
  Private pay, management fees and
    other(1).........................       40.5        19.4        20.5        23.7        31.8        31.0        31.5
                                           -----       -----       -----       -----       -----       -----       -----
                                            47.3        26.3        35.5        41.9        57.2        56.3        58.3
  Medicaid...........................       52.7        73.7        64.5        58.1        42.8        43.7        41.7
                                           -----       -----       -----       -----       -----       -----       -----
    Total............................      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
                                           -----       -----       -----       -----       -----       -----       -----
                                           -----       -----       -----       -----       -----       -----       -----

------------------

(1) Private pay includes payments from third parties pursuant to contract rehabilitation therapy services.

    The Company's percentages of census from various payors are as follows:

                                                                                             THREE MONTHS
                                                      YEARS ENDED DECEMBER 31,             ENDED MARCH 31,
                                             ------------------------------------------  --------------------
                                               1993       1994       1995       1996       1996       1997
                                             ---------  ---------  ---------  ---------  ---------  ---------
Census by payor type (1):
  Medicare.................................        2.4%       3.5%       6.8%       8.6%       8.8%       9.3%
  Private pay, other.......................        9.8       14.0       20.8       23.8       24.2       25.5
                                             ---------  ---------  ---------  ---------  ---------  ---------
                                                  12.2%      17.5%      27.6%      32.4%      33.0%      34.8%
  Medicaid.................................       87.8%      82.5%      72.4%      67.6%      67.0%      65.2%

------------------


(1) Census data is computed by dividing total patient days of particular payor type by total patient days for all payor types.


    The Company closely monitors the following additional key measures of operational performance at its leased and owned facilities:

                                                                                             THREE MONTHS
                                                      YEARS ENDED DECEMBER 31,             ENDED MARCH 31,
                                             ------------------------------------------  --------------------
                                               1993       1994       1995       1996       1996       1997
                                             ---------  ---------  ---------  ---------  ---------  ---------
Revenue per patient day (1)................         --     $87.35  $  100.30  $  104.11  $  102.98  $  109.00
Occupancy rate (2).........................       96.8%      95.6%      95.0%      91.9%      91.5%      91.7%
Number of rehabilitation therapy contracts
  (3)(4)...................................         20         25         38         58         43         59
Number of rehabilitation therapists
  (3)(4)...................................         53         94        159        434        202        505
Average revenue per rehabilitation contract
  per month (3)............................  $  57,900  $  46,600  $  50,400  $  52,300  $  53,600  $  58,200
Number of home health care offices.........         --         --          2          5          2          5
Number of home health care visits(5).......         --         --                42,000        294      9,110

------------------
(1) Calculated as net patient service revenues earned at the Company's leased and owned facilities, divided by total patient days for those facilities. During the first nine months of 1993, Centennial had only one leased facility and that facility was located in the District of Columbia. The District of Columbia's Medicaid reimbursement rate greatly exceeds the national average.
(2) Occupancy is computed by dividing annual patient day census by annual patient days available in licensed available operating beds.
(3) Centennial acquired the rehabilitation therapy service provider that was a party to these contracts and which employed these therapists in the Transitional Merger, effective December 31, 1995.
(4) Represents therapists (includes licensed therapists and rehabilitation technicians) employed by the Company. Of the 59 contracts at March 31, 1997, 25 were with the Company's leased and owned facilities.
(5) The Company acquired the operations of three home health offices in October 1996. The visits for 1996 include total visits for these offices for the entire 1996 calendar year.

    STRATEGIC ACQUISITIONS

    Effective December 31, 1995, the Company acquired all of the issued and outstanding capital stock of Transitional through the Transitional Merger for total consideration of approximately $96.8 million, including assumed long-term debt of approximately $73.8 million. Through the Transitional Merger, the Company added to its operations 36 skilled nursing facilities with 3,776 beds located in Arkansas, North Carolina, Indiana, Kentucky and Michigan. Of these 36 facilities, four were owned, 31 were leased and one was managed. In the Transitional Merger, the Company acquired a contract rehabilitation therapy business that provided physical, occupational and speech therapy to 38 skilled nursing facilities in 12 states. The transaction was accounted for as a purchase and the Company's financial results include Transitional's results since the date of the Transitional Merger.

    At the time of the Transitional Merger, some of Transitional's facilities were underperforming. During 1995, Transitional's facility operations suffered a downturn while Transitional was for sale. In conjunction with the Transitional Merger, the Company closed Transitional's corporate offices, initiated plans to dispose of two of Transitional's leased facilities, integrated the Company's and Transitional's information systems, implemented the Company's management plan and objectives, realigned the Company's operational structure and regions to complement the additional facilities and assimilated certain key personnel of Transitional into the Company's management team. As a result, during the second quarter of 1996, Transitional's facility operations began to stabilize.

    Since the Transitional Merger, the Company has expanded its operations through the Home Health Acquisition, the addition of three long-term facility management agreements, the conversion of eight interim management agreements into long-term management agreements, the addition of one management agreement for a facility providing nursing home and long-term acute care hospital services, the acquisition of two facilities previously managed by the Company and the lease of a rural hospital with three home health care offices. Each of these transactions has strengthened the Company's position in its regional markets.

    In March 1996, the Company entered into long-term management agreements with NCHC, Inc. ("NCHC") to manage four of its leased North Carolina facilities with a total of 480 beds. One of the four facilities, the Oaks at Sweeten Creek ("Sweeten Creek") was under construction and opened in July 1996. The Company initially began managing these facilities under interim management agreements in November 1995 for the then lessee, Evangeline Health Care, Inc. ("Evangeline"). Centennial has made certain advances to NCHC totaling approximately $1.1 million pursuant to long-term notes receivable, which were used to fund NCHC's purchase of leasehold interests of and working capital requirements for these facilities. The acquisition loan to NCHC is evidenced by a promissory note in the approximate principal amount of $4.6 million payable to the Company. Interest is payable monthly on this note at a per annum rate equal to a specified prime rate, plus three percent, not to exceed 12 percent, and the principal amount of this note is due on December 31, 2006. The loan evidenced by this note was funded through the Prior CoreStates Credit Facility (as defined below), and the note is pledged to CoreStates. Under the Company's management agreements with NCHC, while the Company is not obligated to provide working capital advances to the facilities, to the extent that the Company funds operations at these facilities, it is repaid from the revenue of the facilities, with interest at a per annum rate equal to a specified prime rate, plus two percent. The effect of this financing on the Company's on-going cash flows is not material. To the extent the Company funds working capital advances at these facilities, it does so with cash flow from operations or borrowings from its Senior Credit Facility which either reduces Centennial's working capital or increases its borrowings under its Senior Credit Facility.

    In July 1996, the Company entered into long-term management agreements with NC Health Care, Inc. ("NCI") to manage four of its North Carolina facilities with a total of 328 beds (the "NCI Transaction"). The Company initially began managing these facilities under interim management agreements in November 1995 for the then owner, Evangeline. In connection with these agreements, the Company advanced Evangeline $1.2 million, which was repaid in connection with the NCI Transaction.

Centennial has made certain advances to NCI totalling approximately $957,000 pursuant to long-term notes receivable, which were used to fund NCI's purchase of and working capital for these facilities. The acquisition loan to NCI is evidenced by a promissory note in the approximate principal amount of $5.5 million payable to the Company. In addition, certain working capital advances to NCI are evidenced by four promissory notes in the aggregate principal amount of $500,000 payable to the Company. Interest is payable monthly on each of these notes at a per annum rate equal to a specified prime rate, plus three percent, not to exceed 12 percent and the principal amounts of these notes are due on December 31, 2006. The acquisition loan and working capital advances were funded through the Prior CoreStates Credit Facility, and the notes are pledged to CoreStates. Under the Company's management agreements with NCI, while the Company is not obligated to provide additional working capital advances to the facilities, to the extent that the Company funds operations at these facilities, it is repaid from the revenues of the facilities, with interest at a per annum rate equal to a specified prime rate, plus two percent. The effect of this financing on the Company's on-going cash flows is not material. To the extent the Company funds operations at these facilities, it does so with cash flow from operations or borrowings from its Senior Credit Facility which either reduces Centennial's working capital or increases its borrowings under its Senior Credit Facility.

    In October 1996, the Company acquired substantially all of the assets of a 63 bed long-term health care facility located in Hancock, Michigan ("Cypress") and a 122 bed long-term health care facility located in Ishpeming, Michigan ("Mather") for approximately $9.1 million. The Company had managed these facilities under long-term management contracts for the seller since 1991. These acquisitions were financed with borrowings under the Prior CoreStates Credit Facility.

    In October 1996, the Company entered into a long-term lease agreement for a 36 bed hospital with three licensed home health care offices based in Blountstown, Florida ("Calhoun"). Calhoun is located in close proximity to a newly constructed 81 bed long-term care facility managed by the Company. The Calhoun transaction allows the Company to strategically leverage its existing operations and create a continuum of care in the Blountstown community. The lease agreement for Calhoun is not effective until the license for the facility is transferred and the Company receives the necessary consents and approvals. In the interim, the Company has entered into a management agreement under which the Company receives a management fee equal to the pre-tax income of Calhoun. Under the interim management agreement, the Company is not obligated to, but may, provide working capital, and any such advances are repaid from operating cash flow of the facility. Under the lease agreement, the Company will be obligated to fund working capital. The effect of these working capital advances on the Company's on-going cash flows is not material. To the extent the Company funds operations at Calhoun, it does so with cash flow from operations or borrowings from its Senior Credit Facility which either reduces Centennial's working capital or increases its borrowings under its Senior Credit Facility.

    Effective February 1, 1997, the Company assumed the management of a 112 bed facility located in Farmington Hills, Michigan and a 144 bed facility located in Novi, Michigan. The management agreements expire on January 31, 2017, with two ten year renewal options. In addition, the Company has a right of first refusal to purchase these facilities.

    Effective May 1, 1997, the Company consummated the Home Health Acquisition in which it acquired by merger Total Care Consolidated, Inc. ("TCC"), a provider of home health services in North Carolina, South Carolina and Louisiana. Total consideration of $8.0 million consisted of $6.0 million in cash which was borrowed under the Senior Credit Facility and $2.0 million in the form of a convertible promissory note bearing interest at 8.0% per annum. The note is payable in quarterly installments of interest only, with the full principal amount and all accrued and unpaid interest due on April 30, 1999. The note may be converted at the option of its holder into shares of Common Stock at a conversion price equal to the Price to Public at any time after 180 days following the Offering. The transaction was accounted for as a purchase and the Company's financial results will include TCC from the effective date of the merger.

    Effective May 1, 1997, the Company assumed the management of Med-Link Hospital and Capitol Hill Nursing Center, a facility which contains 23 long-term acute care hospital beds and 152 skilled nursing beds located in the District of Columbia. The management agreement has an initial term of five years, with two five year renewal options. In connection with the management agreement, the Company has also agreed to provide from its cash reserves an initial working capital line of credit totaling $2.0 million to be used for operations. The Company also obtained a first right of refusal to purchase the facility.

    On June 1, 1997, Centennial entered into management agreements for five long-term care facilities located in North Carolina. These management agreements have initial terms of five years. In connection with these management agreements, the Company also agreed to provide from its cash reserves a working capital line of credit totaling $1.0 million to be used for operations. The Company also obtained a right of first refusal to purchase these facilities.

    In December 1996, Centennial assigned its lease of a 130 bed facility located in Charlotte, North Carolina to an unaffiliated party and entered into a long-term management agreement with this new lessee. The Company had identified this facility as a facility held for disposition in connection with the Transitional Merger. Beginning in January 1997, only management fees for this facility will be included in the Company's financial statements.

    SUMMARY OF FACILITY LEASE TERMS

    The Company leases 46 facilities pursuant to long-term leases with various lessors. The Company's lease arrangements are "triple net" leases, requiring the Company, at its own expense, to maintain the premises and pay taxes, utilities and insurance. In most cases, the leases are subordinate to certain security interests in the facilities granted by the lessors to third-party lenders, but the Company makes the debt repayments collateralized by such security interests directly to the lenders and deducts it from the lease payments made to the lessors.

    Thirteen leases with one lessor have initial terms ranging from ten to 14 years and include options for two additional five-year terms. Six of these leases have fixed payments, with the rest varying indirectly with changes in a specified prime rate. The Company leases an additional 15 facilities from various lessors with terms ranging from five to 27 years and lease payments with annual increases based on the Consumer Price Index, revenue growth and/or fixed formulas.

    Eight leases with one lessor have 20-year initial terms, with options to renew for five additional years. These leases average 15-year remaining terms. These leases provide for minimum rents with annual increases. Six additional leases with another lessor provide for initial terms of 20 years with options to renew for two successive five-year terms. These leases provide for base rent and additional rent based on a percentage of any increase in each facility's gross revenues over the prior year, or the increase in the Consumer Price Index. Five leases with another lessor provide for initial terms of ten years and options to renew for two successive five-year terms, with a base rent plus additional rent equal to the greater of 5% of the increase in each facility's revenue over the prior year's revenues, or 3% of the prior year's total base rent and additional rent.

    SUMMARY OF MANAGEMENT AGREEMENT TERMS

    The Company currently operates 30 facilities under long-term management contracts. Under these management contracts, the Company performs day-to-day management functions and provides certain corporate services, including group contract purchasing, employee training and development, quality assurance audits, human resource management, assistance in obtaining third-party reimbursement, financial and accounting functions, policy development, system design and development, and marketing support. The Company's information system monitors certain key data for each managed facility, such as payroll, admissions and discharges, cash collections, net patient care revenues, rental revenues, staff trend analysis, and measurement of operational data on a per patient day basis. The Company manages 25 facilities pursuant to management contracts with independent third parties, with initial terms ranging from five to 20 years and that can be terminated only for cause. These 25 management contracts provide for monthly fees generally ranging from six to seven percent of gross revenue, except for three facilities where monthly fees equal the adjusted net income from the facility. The Company also manages five facilities for three public limited partnerships. These five management contracts provide for monthly management fees of six percent of net revenues and have initial terms of 20 years and are subject to termination without cause upon 60 days notice. Certain of the management contracts provide for the subordination of the management fees to the payment of the owner's debt service.

    ACCOUNTING FOR INCOME/LOSS FROM UNCONSOLIDATED PARTNERSHIPS

    Certain former indirect subsidiaries of the Company served as a general partner of certain unconsolidated partnerships and recorded their share of the net liabilities of these partnerships at an amount greater than the Company's proportional ownership interest. The income or loss from the changes in the partnerships' net liabilities from period to period generated significant changes in the Company's net income or loss not related to the principal operations of the Company. Income and losses from these changes in net liabilities are included in other income (loss) in the Company's Statement of Operations. The Company's sale of these corporate general partners in January 1997 will eliminate this income and loss going forward. The following pro forma information excludes the effects of these losses:

                                                                  YEARS ENDED           YEARS ENDED
                                                                    MAY 31,             DECEMBER 31,
                                                              --------------------  --------------------
                                                                1994       1995       1995       1996
                                                              ---------  ---------  ---------  ---------

                                                                            (IN THOUSANDS)
As reported:
  Income before income taxes and minority interest and
    extraordinary item......................................  $   6,021  $   5,788  $   3,466  $   5,054
  Net income................................................      5,389      3,725      1,876      2,779

Equity in income (loss) of unconsolidated partnerships......      1,733        (28)       449       (108)
Extraordinary item-forgiveness of debt,
  net of taxes..............................................      1,598        250     --         --

Pro forma:
  Income before income taxes and minority interest..........      4,288      5,816      3,017      5,162
  Net income................................................  $   2,699  $   3,493  $   1,607  $   2,842

    In January 1997, the Company sold the stock of these former indirect subsidiaries that served as general partners and recognized a net pre-tax loss of approximately $253,000 on these sales in 1996 for financial statement purposes.

    CERTAIN UNUSUAL CHARGES

    In 1995, the Company wrote-off approximately $670,000 in uncollectible 1995 and prior year advances to a facility no longer managed by the Company which was foreclosed on by lenders of its third-party owner. Also in 1995, the Company increased its reserves for patient accounts receivable by $600,000 to reflect a more conservative balance, incurred transactional costs of approximately $350,000 related to proposed financing activities and increased certain accrued expenses by $300,000 for employee benefit costs to properly reflect the balance of these liabilities on December 31, 1995.

    In December 1996, the Company replaced its Prior CoreStates Credit Facility with an expanded $65.0 million Senior Credit Facility placed with multiple lenders whose senior coordinating syndicate bank is CoreStates. With a portion of the proceeds of the Senior Credit Facility, the Company repaid both its existing borrowings outstanding under its Prior CoreStates Credit Facility and the medical claims facility and term loan with Heller Financial, Inc. assumed in connection with the Transitional Merger (the "Heller Line"). The repayment of the Heller Line resulted in a one-time charge of approximately $110,000 related to the write-off of loan closing costs.

RESULTS OF OPERATIONS

    The following table sets forth certain consolidated financial data included in the Company's consolidated statements of income, as a percentage of total net revenues for the two years ended May 31, 1994 and 1995 and the two years ended December 31, 1995 and 1996.

                                                             YEARS ENDED           YEARS ENDED           THREE MONTHS
                                                               MAY 31,             DECEMBER 31,        ENDED MARCH 31,
                                                         --------------------  --------------------  --------------------
STATEMENT OF OPERATIONS DATA:                              1994       1995       1995       1996       1996       1997
                                                         ---------  ---------  ---------  ---------  ---------  ---------
Net patient service revenues...........................       91.8%      94.8%      95.5%      97.6%      97.6%      97.1%
Management fees and other revenues.....................        8.2        5.2        4.5        2.4        2.4        2.9
                                                         ---------  ---------  ---------  ---------  ---------  ---------
  Total revenues.......................................      100.0      100.0      100.0      100.0      100.0      100.0
Facility operating expenses............................       71.1       74.9       77.9       78.7       80.7       77.4
Lease expense..........................................       11.6       10.6       10.2        8.1        8.1        7.9
Corporate administrative costs.........................        7.1        5.2        6.7        4.9        5.5        5.2
Depreciation and amortization..........................          *          *        1.0        2.1        2.1        2.4
                                                         ---------  ---------  ---------  ---------  ---------  ---------
  Operating income before net interest expense and
    equity in income (loss) of unconsolidated
    partnerships.......................................       10.0        8.8        4.2        6.2        3.6        7.1
Interest income (expense), net.........................          *          *          *       (4.0)      (3.7)      (3.9)
Equity in income (loss) of unconsolidated
  partnerships.........................................        4.2          *          *          *          *          *
                                                         ---------  ---------  ---------  ---------  ---------  ---------
  Income before income taxes, minority interest and
    extraordinary item.................................       14.5        8.9        4.6        2.2          *        3.3
Provision for income taxes.............................        5.4        3.2        1.8          *          *        1.2
                                                         ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before minority interest and
  extraordinary item...................................        9.1        5.7        2.8        1.3          *        2.1
Minority interest in net income of subsidiary..........          *          *          *          *          *          *
Net income before extraordinary item...................        9.1        5.3        2.5        1.2          *        1.9
Extraordinary item.....................................        3.9          *          *          *          *          *
                                                         ---------  ---------  ---------  ---------  ---------  ---------
Net income.............................................       13.0%       5.7%       2.5%       1.2%         *%       1.9%
                                                         ---------  ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------  ---------

--------------

* Less than 1.0%

THREE MONTHS ENDED MARCH 31, 1997 AND 1996

    NET PATIENT SERVICE REVENUES. Net patient service revenues increased from $54.6 million in 1996 to $62.4 million in 1997, an increase of $7.8 million or 14.3%, of which approximately $4.6 million was attributable to the addition of the operations of three long-term care facilities and the net addition of 16 rehabilitation therapy contracts. The remaining increase of $3.2 million was attributable to growth in existing facility revenues that resulted primarily from a shift in payor mix from Medicaid to Medicare and general rate increases.

    MANAGEMENT FEES AND OTHER REVENUES. Management fees and other revenues increased from $1.3 million in 1996 to $1.9 million in 1997, an increase of $600,000 or 46.2%, which was primarily attributable to the Company's net addition of three facility management agreements during 1997 and the management of Calhoun.

    FACILITY OPERATING EXPENSES. Facility operating expenses increased from $45.2 million in 1996 to $49.7 million in 1997, an increase of $4.5 million or 10.0%, of which approximately $2.6 million was attributable to the addition of the operations of three long-term care facilities. The remaining $1.9 million was attributable to an increase in costs at existing facilities, providing care for higher acuity patients and costs related to the net addition of 16 rehabilitation therapy contracts during 1997.

    CORPORATE ADMINISTRATIVE COSTS. Corporate administrative costs increased from $3.1 million in 1996 to $3.4 million in 1997, an increase of $300,000 or 9.7%, which was due primarily to additional overhead to accommodate the expansion in therapy contracts, and the addition of three facilities subsequent to the first quarter of 1996 not previously operated by the Company.

    LEASE EXPENSE. Lease expense increased from $4.5 million in 1996 to $5.1 million in 1997, an increase of $600,000 or 13.3%, of which approximately $200,000 was attributable to the addition of one leased facility previously identified for disposal which was not disposed of as of December 31, 1996. The remaining $400,000 increase was due primarily to an expansion of the Company's corporate office lease along with rent escalations in certain facility leases.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased from $1.2 million in 1996 to $1.5 million in 1997, an increase of $300,000 or 25.0%, which has due primarily to the facility acquisitions during the fourth quarter of 1996.

    INTEREST EXPENSE. Interest expense increased from $2.3 million in 1996 to $2.6 million in 1997, an increase of $300,000 or 13.0%, which was attributable to a net increase in the Company's total indebtedness by approximately $13.5 million.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate decreased from 41.4% in 1996 to 37.7% in 1997, a decrease of 3.7%. This increase was primarily attributable to the Transitional Merger and permanent differences relating to the amortization of goodwill. These permanent differences will not change in future periods but will vary as a percentage of pre-tax income or loss.

YEARS ENDED DECEMBER 31, 1996 AND 1995

    NET PATIENT SERVICE REVENUES. Net patient service revenues increased from $71.9 million in 1995 to $227.4 million in 1996, an increase of $155.5 million or 216.3%, of which $148.3 million was attributable to the Transitional Merger, $4.0 million was attributable to other facility acquisitions, and $3.2 million was attributable to growth in existing facility revenues that resulted primarily from a shift in payor mix from Medicaid to Medicare and general rate increases. Occupancy levels at the Company's facilities decreased from 95.0% at December 31, 1995 to 92.7% at December 31, 1996 primarily as a result of the Transitional Merger. Occupancy rates, excluding Transitional's facilities, were 95.0% at December 31, 1995 versus 94.0% at December 31, 1996.

    MANAGEMENT FEES AND OTHER REVENUES. Management fees and other revenues increased from $3.4 million in 1995 to $5.7 million in 1996, an increase of $2.3 million or 67.6%, of which approximately $500,000 was attributable to the addition of two facility management agreements in 1996, one of which was acquired in the Transitional Merger, and the addition of a management agreement for Calhoun, and $1.4 million was attributable to the recognition of management fees for a portion of 1996 for seven facilities, as compared to only two months of recognized management fees in 1995 for those facilities. The remaining $400,000 increase resulted from increased revenues over the prior year in the Company's existing managed facilities.

    FACILITY OPERATING EXPENSES. Facility operating expenses increased from $58.6 million in 1995 to $183.3 million in 1996, an increase of $124.7 million or 212.8%, of which approximately $121.9 million was attributable to the facilities added through the Transitional Merger, $3.1 million was attributable to other facility acquisitions and $600,000 was attributable to an increase in expenses at existing facilities. The increase in operating expenses was offset in part by a $900,000 decrease in expenses attributable to certain unusual charges related to reserves for patient accounts receivable and accrued expenses related to employee benefits included in 1995.

    CORPORATE ADMINISTRATIVE COSTS. Corporate administrative costs increased from $5.0 million in 1995 to $11.4 million in 1996, an increase of $6.4 million or 128.0%, of which approximately $3.5 million resulted from overhead related to the Company's acquired rehabilitation contract therapy business and $3.9 million was primarily attributable to the integration of Transitional and the addition of corporate personnel. The increase in these costs was offset in part by a $1.0 million decrease attributable to certain unusual charges related to the write-off of advances to a facility no longer managed by the Company and certain transactional costs related to proposed financing activities during 1995.

    LEASE EXPENSE. Lease expense increased from $7.7 million in 1995 to $18.8 million in 1996, an increase of $11.1 million or 144.2%, of which approximately $10.3 million was attributable to the Transitional Merger, and a portion of the remaining increase was attributable to the Company's relocation and expansion to its new corporate offices and the net sublease cost of its previous space.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased from $738,000 in 1995 to $5.0 million in 1996, an increase of $4.3 million, of which approximately $3.9 million was attributable to an increase in depreciation and goodwill associated with the Transitional Merger and the remaining amount was attributable to other acquisitions.

    INTEREST EXPENSE. Interest expense increased from $590,000 in 1995 to $10.1 million in 1996, an increase of $9.5 million, of which approximately $8.4 million was attributable to the Transitional Merger (whereby the Company assumed approximately $73.8 million in debt), and the remainder was attributable to additional borrowings.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate increased from 40.1% in 1995 to 41.4% in 1996, an increase of 1.3%. This increase was primarily attributable to the Transitional Merger and permanent differences relating to the amortization of goodwill. These permanent differences will not change in future periods but will vary as a percentage of pre-tax income or loss.

SEVEN MONTHS ENDED DECEMBER 31, 1995 AND 1994.

    As previously discussed, the Company changed its fiscal year from May 31 to December 31 resulting in a seven month transition period ending December 31, 1995. The Company has presented summarized information for the comparative seven month period ended December 31, 1994 in Note 1 to the Consolidated Financial Statements at page F-10.

    TOTAL REVENUES. Total revenues increased from $34.2 million in 1994 to $44.2 million in 1995, an increase of $10.0 million or 29.2%, of which $7.9 million was attributable to five facility acquisitions. The remaining $2.1 million was primarily attributable to revenue growth at existing facilities and the addition of seven management agreements.

    EXPENSES. Expenses increased from $31.3 million in 1994 to $43.9 million in 1995, an increase of $12.6 million or 40.3%, of which $9.9 million was attributable to five facility acquisitions and $1.9 million was attributable to certain unusual charges related to uncollectible advances to a managed facility and an increase in reserves for patient accounts receivable and accrued expenses. The remaining increase of $800,000 was attributable to increases in expenses at existing facilities.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate increased from 42.8% in 1994 to 130.2% in 1995, an increase of 87.4%. This increase was attributable to a decrease in pre-tax income and the corresponding effect of permanent differences which do not vary as a percentage of pre-tax income.

YEARS ENDED MAY 31, 1995 AND 1994

    NET PATIENT SERVICE REVENUES. Net patient service revenues increased from $38.1 million in 1994 to $61.9 million in 1995, an increase of $23.8 million or 62.5%, of which $9.5 million was attributable to the addition during 1995 of two leased facilities and one owned facility. The remaining $14.3 million increase was primarily due to the addition during 1994 of 13 leased facilities having only a partial year of revenue in 1994, growth in existing facility revenues that resulted primarily from a shift in payor mix from Medicaid to Medicare and general rate increases. Census levels in the Company's existing facilities in 1995 experienced no significant changes as compared to 1994.

    MANAGEMENT FEES AND OTHER REVENUES. Management fees and other revenues remained substantially unchanged at $3.4 million.

    FACILITY OPERATING EXPENSES. Facility operating expenses increased from $29.5 million in 1994 to $48.9 million in 1995, an increase of $19.4 million or 65.8%, of which $7.3 million was attributable to the addition of two leased facilities and one owned facility. The remaining $12.1 million of this increase was primarily attributable to the addition of 13 leased facilities having only a partial year of operating expense in 1994 and additional facility operating expenses associated with increased Medicare census.

    CORPORATE ADMINISTRATIVE COSTS. Corporate administrative costs increased from $2.9 million in 1994 to $3.4 million in 1995, an increase of approximately $500,000 or 17.2%, which was attributable to an increase in corporate staffing, increased acquisition expenses and inflationary increases.

    LEASE EXPENSE. Lease expense increased from $4.8 million in 1994 to $6.9 million in 1995, an increase of $2.1 million or 43.8%, of which $900,000 was attributable to the addition during 1995 of two leased facilities. Approximately $1.2 million of this increase was attributable to the addition of 13 leased facilities which had only a partial year of lease expense in 1994.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased from $82,000 in 1994 to $290,000 in 1995, an increase of $208,000 which was attributable primarily to the Company's acquisition of a facility in December 1994.

    INTEREST EXPENSE. Interest expense increased from $32,000 in 1994 to $325,000 in 1995, an increase of $293,000, which was attributable to the Company's acquisition of a facility in December 1994.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate decreased to 36.4% in 1995 from 37.1% in 1994. This decrease was due primarily to a decrease in state taxes attributable to changes in the allocation of the Company's income amount in certain states in which it operates.

    EXTRAORDINARY ITEM. The extraordinary item resulted from the Company's share of income from the foregiveness of debt recognized by certain unconsolidated partnerships for which certain former indirect subsidiaries of the Company served as a general partner. The foregiveness of debt, net of tax, decreased from $1.6 million in 1994 to $250,000 in 1995, a decrease of approximately $1.4 million.

SELECTED QUARTERLY OPERATING RESULTS

    The following table sets forth certain unaudited quarterly operating results for 1995, 1996 and 1997. The Company believes that this unaudited information has been prepared on the same basis as the annual financial statements and includes all adjustments necessary for a fair presentation of the information for the quarters presented when read in conjunction with the Consolidated Financial Statements included elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of results for any subsequent quarter. The Company's results of operations are not significantly affected by seasonality factors. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or any other quarter.

                                                               1995                                        1996
                                            ------------------------------------------  ------------------------------------------
                                               Q1         Q2         Q3         Q4         Q1         Q2         Q3         Q4
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                (IN THOUSANDS)

Total revenues............................  $  18,198  $  18,778  $  19,084  $  19,166  $  55,935  $  56,345  $  58,341  $  62,427
Operating income before net interest
 expense and equity in income (loss) of
 unconsolidated partnerships..............      1,559      1,329      1,379     (1,073)     1,989      4,058      3,681      4,807
Income (loss) before income taxes and
 minority interest........................      1,956      1,305      1,348     (1,143)       (99)     1,836      1,344      1,973
Net income (loss).........................  $   1,128  $     718  $     747  $    (717) $    (105) $   1,034  $     744  $   1,106

                                              1997
                                            ---------
                                               Q1
                                            ---------

Total revenues............................  $  64,235
Operating income before net interest
 expense and equity in income (loss) of
 unconsolidated partnerships..............      4,591
Income (loss) before income taxes and
 minority interest........................      2,110
Net income (loss).........................  $   1,241

    The Company's operating results were positively impacted during the quarter ended March 31, 1995 as a result of the Company's share of income from the forgiveness of debt of approximately $250,000 recognized by certain unconsolidated partnerships for which certain former indirect subsidiaries of the Company served as a general partner.

    The Company's operating results were negatively reflected during the quarter ended December 31, 1995 as a result of certain unusual charges related to uncollectable advances to a managed facility, an increase in reserves for patients accounts receivable, transactional costs of financing activities and increases in accrued expenses.

    During the first quarter of 1996, the Company's total revenues were positively impacted as a result of the Transitional Merger, which added 35 owned or leased facilities and one managed facility to the Company's operations. As a result, total revenues increased from $19.2 million for the quarter ended December 31, 1995 to $55.9 million for the quarter ended March 31,1996. Some of the Transitional facilities were experiencing losses, net of associated interest expense, at the time of the Transitional Merger and, as a result, income before income taxes and minority interest was adversely affected during the quarter ended March 31, 1996. By the end of the quarter ended June 30, 1996, the operations of the facilities added in the Transitional Merger began to stabilize.

    During the quarter ended December 31, 1996, the Company acquired two long-term care facilities, previously managed by the Company and assumed the management of a rural hospital with home health care offices. As a result, total revenues increased from $58.3 million for the quarter ended September 30, 1996 to $62.4 million for the quarter ended December 31, 1996 and operating income before income taxes and minority interest and net income increased significantly.

    During the quarter ended March 31, 1997, the Company added two facility management agreements and included the operations of one facility acquired through the Transitional Merger which had been identified for disposal and excluded from operations in 1996. As a result, total revenues increased from $62.4 million for the quarter ended December 31, 1996 to $64.2 million for the quarter ended March 31, 1997.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's principal sources of cash have been cash flow from operations, proceeds from the sales of its preferred stock and borrowings under its credit facilities, including the Senior Credit Facility. Cash has been used by the Company for the acquisition of long-term facilities, capital improvements at several existing facilities and the day-to-day operations of the Company's business. The Company anticipates that continued growth will be accomplished through the operation of additional long-term care facilities, the acquisition of related service providers, the improved operations of its existing facilities and the development of specialty services in certain metropolitan and secondary markets served by its facilities.

    The Company believes its operating cash flows should be sufficient to fund its operations during the next year, however, the impact of acquisitions, expansion of specialty services and reimbursement policy changes made by federal and state programs could have a significant impact on the Company's operating cash flows.

    As of December 31, 1996, the Company had future minimum annual operating commitments under existing facility leases and related equipment and office leases of approximately $200.5 million over the next 15 years, including approximately $20.6 million for 1997. The Company expects to satisfy these commitments with funds generated by the operations of its leased facilities.

    During the next 12 months, the Company plans to perform capital improvements at some of its owned and leased facilities for expansion of specialty services and general improvements to its existing facilities. These improvement projects will be funded from cash flow from operations, cash reserves, restricted cash and borrowings under the Senior Credit Facility.

    On December 18, 1996, Centennial entered into the Senior Credit Facility with certain lenders and CoreStates, as agent for the lenders. This Senior Credit Facility provides for advances to the Company up to a maximum of $65.0 million evidenced by promissory notes from the Company, which replaced and superceded the notes relating to Centennial's prior $25.0 million secured revolving credit facility with CoreStates (the "Prior CoreStates Credit Facility"). Subject to certain restrictions, advances may be used solely for (i) working capital needs, (ii) capital expenditures and general corporate purposes,
(iii) reimbursement of draws under letters of credit subject to the Senior Credit Facility, (iv) financing permitted acquisitions, (v) advancing working capital financing to parties to management agreements with the Company, (vi) repaying the Heller Line, and (vii) refinancing the Company's Prior CoreStates Credit Facility. The Senior Credit Facility is payable in 15 quarterly payments commencing on March 31, 1999, with the balance payable in full on or before September 30, 2002, if not earlier accelerated. The Senior Credit Facility provides for varying interest rates applicable at the time of each advance. The Company can elect a rate tied to either the prime rate of CoreStates or LIBOR, increased in each case by the "applicable margin," as defined in the Senior Credit Facility, which is dependent upon the ratio of debt to earnings before interest, taxes, depreciation, amortization and operating lease expense. The Company has approximately $53.0 million currently outstanding under the Senior Credit Facility bearing interest at a weighted average rate of 8.3% per annum. In addition, CoreStates has issued approximately $7.0 million in letters of credit under the Senior Credit Facility which the Company was required to provide pursuant to various facility lease agreements and a workers compensation insurance program, bringing the Company's total utilization of the Senior Credit Facility to approximately $60.0 million at May 22, 1997. The Company has initiated discussions with CoreStates to increase the maximum amount the Company may borrow under the Senior Credit Facility and the Company anticipates that any increases in the Senior Credit Facility would occur during the third quarter of 1997. There can be no assurance, however, that the Company will be able to negotiate an increase in the maximum amount it may borrow under the Senior Credit Facility. Certain events, including the Offering, require mandatory repayments, however, amounts repaid before December 18, 1998 may be reborrowed. See "Use of Proceeds." The Senior Credit Facility is subject to customary covenants and restrictions including requirements that the Company continue to meet certain financial ratios. Failure to meet such ratios would limit the availability of the proceeds of the Senior Credit Facility for the Company's use. In addition, an event of default occurs if Mr. Eaton ceases to own at least 10.0% of the outstanding Common Stock or ceases to serve as the Company's Chief Executive Officer or if any person other than Mr. Eaton, South Atlantic II, South Atlantic III, or WCAS VI or its affiliates or related entities owns more than 10.0% of the outstanding Common Stock.

    In certain instances, Centennial provides advances for working capital to the owners or lessees of facilities that it manages. These advances are generally subordinate to the repayment of debt on the facilities and therefore the Company is at risk for the amounts advanced. The Company utilizes operating cash flow and the Senior Credit Facility to fund such advances. These advances are generally evidenced by term notes which may be secured by the facility's accounts receivable. Interest on such notes generally accrues at rates in excess of the Company's borrowing rate under the Senior Credit Facility and such notes generally provide for payments of interest and principal based on a set payment schedule with provisions for prepayment and reborrowing. The Company assesses the collectability of these advances based on anticipated future cash flows, the value of any underlying collateral and the value of the managed facility.

    As discussed above, the Company has notes and advances due from NCHC and NCI, the owners or lessees of eight of Centennial's managed facilities, totaling approximately $8.1 million and $6.6 million, respectively, at March 31, 1997. These notes were used by NCHC and NCI primarily to fund the acquisition of either facilities or leasehold interests. These advances were used by NCHC and NCI to fund mortgage and lease payments, and operating costs, including management fees and therapy services provided by the Company, and were necessary due to the early stage of development of the facilities. The Company anticipates that these notes and advances will be paid from cash available after all operating costs and debt service payments to unaffiliated vendors, mortgage holders, or lessors are paid by NCHC and NCI. Through its management of the NCHC and NCI facilities, the Company has the ability to impact the collectibility of these notes and advances. To secure the payment of these notes and advances, the Company has security interests in certain assets of NCHC and NCI and in the stock of these entities. In assessing the realization of the amounts due, the Company considers the projected future cash flows which will be provided by these facilities. The Company believes, based on current operating trends and projections, that these facilities will provide future cash flows which will be sufficient to pay all obligations, including the notes due to the Company. Advances made by the Company to NCHC and NCI will be repaid primarily from Medicare receivables that have been billed by NCHC and NCI but have not yet been collected. Because of the uncertainties relating to an NCHC facility in its development stage and the collectibility of the Medicare receivables of all of the NCHC and NCI facilities, the Company has reserved $600,000 in connection with the advances due from NCHC and NCI. These notes and advances are material to the operations of the Company and exceed the Company's stockholders' equity at March 31, 1997.

    During the 12 months ended December 31, 1996, the Company generated $8.1 million in cash from operating activities. During the year, accounts payable and accrued expenses increased by approximately $11.3 million, which was attributable to the start-up of a facility in its development stage, the addition of two acquired facilities, increases in therapy expense at the Company's facilities, increases associated with increasing patient acuity and an increase in the accounts payable aging. During the year, accounts receivable increased by $15.7 million attributable to an increase in census at the development stage facility, an increase in average revenue per patient day attributable to the increase in the general acuity level of the patients, an increase in days outstanding in patient accounts receivable and acquisitions of two facilities during 1996. In addition, the Company made facility acquisitions, leasehold improvements and purchases of equipment totaling approximately $15.8 million in 1996. In order to accommodate these acquisitions, improvements and purchases, the Company increased its borrowings under the Senior Credit Facility by approximately $9.4 million. The remaining amounts were provided by cash flows available from operations and by cash reserved for such purposes.

    The allowance for doubtful accounts was reduced in 1996 to $2.5 million from its 1995 level of $5.9 million. This decrease is due primarily to the direct write-off of approximately $3.0 million in specific accounts receivable acquired through the Transitional Merger. The Company believes that its realization is adequately reflected in its current allowance for doubtful accounts.

    At December 31, 1996, the Company had $18.1 million of Facility Debt outstanding on five of its owned facilities. This Facility Debt requires monthly payments of principal and interest of approximately $170,000. Remaining terms of these debt agreements range from two to 25 years with amortization periods of 20 to 25 years. Interest rates on the Facility Debt ranged from 8.8% to 10.5% as of December 31, 1996. Approximately $4.0 million of the Facility Debt matures in 1997 and the Company expects to refinance this debt at or before maturity. The Company believes it will be able to repay or refinance this and other mortgage obligations on its facilities as they come due, however, there can be no assurance that the Company will be able to repay such amounts or be successful with respect to any such refinancing.

    In January 1997, the Company received $10.0 million as proceeds from the issuance of the Series D Preferred Stock and units of Series E Redeemable Preferred Stock and Common Stock. These proceeds are available to the Company for acquisitions and working capital. The Company plans to use a portion of the proceeds of the Offering to redeem the Series E Redeemable Preferred Stock and the Series D Preferred Stock will be converted into Common Stock on the closing of the Offering. The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will automatically convert by their terms into 604,053, 252,038, 1,447,710 and 410,529 shares of Common Stock, respectively, upon completion of the Offering. To the extent the Underwriters exercise their over-allotment option, a portion of the shares of Common Stock issued upon the conversion of the Series C Preferred Stock will be repurchased at the Price to Public by the Company with the net proceeds from such exercise pursuant to the Stock Repurchase Agreement.

    In May 1997, the Company acquired TCC by merger and paid $6.0 million in cash, which was borrowed under its Senior Credit Facility, and gave the seller a $2.0 million convertible promissory note due April 30, 1999. Interest payments on this note commence August 1, 1997 and continue on a quarterly basis until maturity. The Company anticipates that the holder of the note will exercise its option to convert the note into shares of Common Stock 180 days following the Offering. Management anticipates that $500,000 will be needed to fund the initial working capital requirements of TCC during the first six months of its operations following the acquisition. After the first six months of operations, TCC's cash flows from its operations should be adequate to repay the initial capital requirement of $500,000, as well as the debt service requirements for the $8.0 million in total debt.

    Effective May 1, 1997, the Company assumed the management of a combined skilled nursing facility and long-term acute care hospital in the District of Columbia and, effective June 1, 1997, the Company assumed the management of five skilled nursing facilities located in North Carolina. In connection with these management agreements, the Company also agreed to provide initial working capital lines of credit of $2.0 million and $1.0 million, respectively, to be used for operations at these facilities. The Company anticipates that funds for working capital advances will be provided by the Company's cash flows from operations and cash reserves. Interest on the lines of credit is due on a monthly basis. The Company anticipates that any advances made under the lines of credit would be repayable from the cash flows from operations generated by these facilities.

    The aggregate consideration for the Potential Transactions, if any, will be funded by cash reserves and borrowings under the Senior Credit Facility.

    Centennial believes that the net proceeds from the Offering, together with the funds available under the Senior Credit Facility, cash on hand and cash flow from its operations, will be sufficient to meet its working capital needs and to finance anticipated growth over the next 12 months.

INFLATION

    The health care industry is labor intensive, with wages and other labor related costs especially sensitive to inflation. Certain of Centennial's other expense items, such as supplies and real estate costs, are also sensitive to inflationary pressures. Shortages in the labor market or general inflationary pressure could have a material adverse effect on the Company. In addition, suppliers generally pass along rising costs to the Company in the form of higher prices. When faced with increases in operating costs, the Company seeks to increase its charges for services and its requests for reimbursement from government programs. In certain markets, Centennial's private pay customers and third-party reimbursement sources may be less able to absorb increased prices for the Company's services. As a result, the Company's operations could be adversely affected if it is unable to recover future cost increases or experiences significant delays in increasing rates of reimbursement of its labor or other costs from Medicare and Medicaid revenue sources.

                                    BUSINESS

THE COMPANY

    Centennial HealthCare Corporation provides a broad range of long-term health care services to meet the medical needs of elderly and post-acute patients. The Company provides these services through geographically concentrated networks located in metropolitan and secondary markets throughout the United States. Centennial operates 84 owned, leased and managed skilled nursing facilities with 9,049 beds in 19 states, with its largest concentration of facilities in North Carolina, Indiana and Michigan. The Company provides basic and specialty health care services. Basic services include skilled nursing and support, housekeeping, laundry, dietary, recreational and social services. Specialty services include comprehensive rehabilitation therapy, respiratory therapy, ventilator care, infusion therapy, wound care, home health care and other subacute and specialty services. As components of its specialty services, Centennial provides rehabilitation therapy services on a contract basis to third-party and Company-operated skilled nursing facilities in 17 states pursuant to 70 contracts and, including recently completed acquisitions, provides in excess of 380,000 home health care visits annually.

    Centennial's objective is to continue to enhance its market position as a provider of long-term basic and specialty services in selected metropolitan and secondary markets. The Company seeks to control significant components of the non-acute health care system in its markets, thereby diversifying its sources of revenue and positioning itself to respond to the requirements of a variety of payors. In addition, the Company seeks to increase the range of services it provides within its facilities and tailors its health care services to address the specific needs within each of its markets. To meet its objective, the Company is pursuing the following strategies: (i) achieve operating leverage through the continued development of regionally concentrated networks; (ii) implement market-specific business and network development plans in response to the diverse needs of the Company's metropolitan and secondary markets; (iii) continue to expand specialty services to enhance the Company's position as a broad-based provider of health care services; (iv) manage operations through sophisticated information systems that enhance efficiency; and (v) pursue strategic acquisitions of long-term care facilities and related service providers.

    Over the last three years, the Company has aggressively grown its operating base both through acquisitions and internal growth. Total revenues increased from $41.5 million for the fiscal year ended May 31, 1994 to $233.0 million for the fiscal year ended December 31, 1996, representing a compounded annual growth rate of 95.0%. Licensed available beds increased from 3,470 to 8,113 during the same period, representing a compounded annual growth rate of 38.9%. The Company's revenue quality mix (Medicare, private pay, management fees and other) improved from 41.9% for the fiscal year ended December 31, 1995 to 57.2% for the fiscal year ended December 31, 1996, and the Company's revenues from specialty services increased from 14.4% for the fiscal year ended December 31, 1995 to 33.7% for the fiscal year ended December 31, 1996, reflecting the Company's focus on providing specialty services to higher acuity patients.

ACQUISITIONS AND POTENTIAL TRANSACTIONS

    As part of its growth strategy, the Company regularly reviews possible acquisitions in the long-term care continuum. Effective December 31, 1995, the Company completed an important strategic acquisition by merging with Transitional. Since the Transitional Merger, the Company has expanded its operations through the Home Health Acquisition, the addition of 16 long-term facility management contracts and one management contract for a facility providing nursing home and long-term acute care hospital services, the acquisition of two facilities previously managed by the Company and the lease of a rural hospital with three home health care offices. Each of these transactions has strengthened the Company's position in its regional markets.

    In the Home Health Acquisition, effective May 1, 1997, the Company acquired TCC, a provider of home health care services in North Carolina, where the Company currently operates 19 facilities, as well as South Carolina and Louisiana. This acquisition has increased Centennial's home health care visits by over 340,000 annually from its current level of approximately 42,000 annualized visits. The Company also entered into a management agreement, effective May 1, 1997, to manage a facility providing nursing home and long-term acute care hospital services that is located in the District of Columbia, where Centennial leases a long-term care facility. Centennial will receive a management fee of 6% of the facility's gross revenues and will provide an initial working capital line of credit of $2.0 million. In addition, on June 1, 1997, the Company entered into management agreements for five skilled-nursing facilities located in North Carolina with a total of 528 beds. Centennial will receive management fees of 6.5% of each facility's gross revenues and will provide a working capital line of credit of $1.0 million.

    Centennial is currently pursuing the Potential Transactions. In connection with the Therapy Acquisition, Centennial entered into a letter of intent on February 15, 1997 to acquire the assets of a rehabilitation therapy company providing physical, occupational and speech therapy services. Centennial is in the final stages of its due diligence and anticipates closing the acquisition shortly after the Offering. The final purchase price and the type of consideration to be paid has not yet been determined. If this acquisition is completed, Centennial will add approximately 45 therapy contracts. With respect to the Hospital Acquisition, the Company has negotiated the lease of a rural hospital in northern Florida where the Company currently operates a nursing home facility and another rural hospital. The lease is subject to various consents and approvals before it becomes effective. The Company has been managing the hospital pursuant to an emergency management contract since March 14, 1997, and the term of the lease, once approved, is expected to be effective as of that date. With respect to the Facility Transaction, the Company is negotiating to acquire a long-term care facility in Florida that it currently manages. If this transaction is completed, Centennial will own the facility and receive the net cash from operations from this facility rather than the current management fee. The Potential Acquisitions, if consummated, will allow the Company to increase its range of services in two markets in which the Company already has a strong operating presence. There can be no assurance, however, that the parties will negotiate definitive agreements or receive the consents or approvals necessary for any of these transactions to be completed. See "Risk Factors -- Risks Associated with Acquisition Strategy."

THE LONG-TERM CARE INDUSTRY

    The long-term care industry provides a broad range of services to post-acute patients and patients with medically complex and special needs who do not require treatment in an acute care hospital setting. Long-term care facilities offer basic services, which include skilled nursing and support, housekeeping, laundry, dietary, recreational and social services. In addition, long-term care facilities may provide a broad range of specialty services such as comprehensive rehabilitation therapy (including physical, occupational and speech therapy), respiratory therapy, ventilator care, infusion therapy, wound care, home healthcare, tracheostomy care, pharmaceutical services, Alzheimer's care and other specialty services. Long-term care facilities are increasingly becoming an integral part of community-based, vertically-integrated, extended care delivery systems that are capable of providing a full range of traditional basic and specialty services.

    In recent years, long-term care services have experienced significant growth. According to industry sources, revenues in the long-term care industry have increased from approximately $18 billion in 1980 to approximately $80 billion in 1995. Continuing growth of the industry has been driven by a number of factors, including: (i) aging of the population; (ii) cost-containment pressures that are driving post-acute patients from acute care hospitals to lower-cost settings such as long-term care facilities; (iii) advances in medical technology enabling sophisticated long-term care providers to care for higher-acuity patients; and (iv) demand for post-acute and specialty services in secondary markets.

    The Company believes that the following industry trends will continue to provide opportunities for the Company to grow and enhance its profitability:

    AGING POPULATION. According to the U.S. Bureau of the Census, approximately 90% of all patients in long-term care facilities are persons over 65 years of age, and this age group has been growing significantly faster than the overall population. The over 65 age group experiences a greater incidence of chronic illness and disabilities than other age groups and currently accounts for more than two-thirds of total health care expenditures in the United States. As the number of Americans over age 65 increases, the need for long-term care services is also expected to increase. The U.S. Bureau of the Census estimates that the U.S. population over age 65 will increase from approximately 31 million in 1990 to approximately 35 million in 2000. In particular, the segment of the U.S. population over 85 years of age, which comprises 45% to 53% of residents at long-term care facilities nationwide, is projected to increase by more than 33%, from approximately 3 million in 1990, to more than 4 million in 2000.

    COST-CONTAINMENT PRESSURES. In response to rising costs, government and private pay sources have implemented cost-containment measures designed to reduce lengths of stay in acute care hospitals. As a result, the average length of hospital stays has been decreased, thereby increasing the number of patients discharged from acute care hospital settings who require continuing medical care. Long-term care facilities represent an attractive alternative setting for these discharged patients because many of the post-acute services required by patients can be provided on a cost-effective basis by clinically sophisticated long-term care providers.

    ADVANCES IN MEDICAL TECHNOLOGY. The increasing availability of advanced medical technology has increased life expectancies and enhanced the ability of long-term providers to offer, on a cost-effective basis, quality services previously provided only by acute care hospitals. As a result, a growing number of higher-acuity patients with specialized needs can be treated in long-term care settings.

    DEMAND FOR POST-ACUTE AND SPECIALTY SERVICES IN SECONDARY MARKETS. A major challenge for persons requiring medical care in secondary markets is the distance that often exists between a patient's home and regional centers that offer primary care, rehabilitation therapy and other specialty services. Individuals residing in secondary markets in need of services are often left with the choice of temporarily or permanently relocating, spending extended periods of time away from their families or commuting significant distances. As a result, the provision of post-acute and specialty services in secondary markets represents a significant opportunity for the long-term care industry to grow and enhance profitability.

INDUSTRY CONSOLIDATION

    The long-term care industry is undergoing consolidation as providers seek to build market share and compete more effectively. Current ownership of long-term care facilities is highly fragmented, with approximately 70% of all facilities owned by independent providers or companies operating less than 20 facilities. The increased burdens of various cost-containment measures, increasing acuity of long-term care patients and increasing complexity of government regulation pose significant challenges to long-term care providers that lack sophisticated information systems, breadth of management experience and economies-of-scale. Small providers with limited access to capital and an inability to provide specialty services to higher acuity patients are finding it difficult to compete against larger regional and national providers. In addition, there is a limited supply of long-term care facilities due to the following factors: (i) state CON legislation, which restricts the number of facilities that can be constructed within a market; (ii) high construction costs; (iii) limitations on government reimbursement for the full cost of construction; and (iv) extensive start-up expenses. As a result of these factors, providers that have a strong reputation within the community for providing high quality service have become attractive acquisition targets for providers seeking to reach critical mass.

BUSINESS STRATEGY

    Centennial's objective is to continue to enhance its position as a quality provider of basic and specialty services in both metropolitan and secondary markets within its established regions. To achieve this objective, the Company will focus on the following strategies:

    - Achieve Operating Leverage Through Regional Development

    - Implement Market-Specific Business and Network Development Plans

    - Continue to Expand Specialty Services

    - Enhance Operations Through Use of Information Technology

    - Pursue Strategic Acquisitions

    ACHIEVE OPERATING LEVERAGE THROUGH REGIONAL DEVELOPMENT. The Company's expansion efforts to date have been structured to integrate additional facilities and services within nine regions. By focusing on regional development, the Company is well-positioned to manage facility operations, allocate managerial and administrative costs over a larger revenue base, capitalize on its reputation in existing markets, provide more effective training of facility personnel and closely monitor the implementation of facility specific operating plans. The Company's regional structure allows it to successfully build the critical mass necessary to create networks for providing specialty services on a direct basis and successfully contract with managed care and other third-party payors.

    IMPLEMENT MARKET-SPECIFIC BUSINESS AND NETWORK DEVELOPMENT PLANS. The Company tailors its services based on the needs of each market. In its metropolitan markets, the Company generally focuses on providing a specific range of services and enhances market share by integrating its operations with those of recognized delivery networks and other providers. In secondary markets, the Company's goal is to play a leading role in local delivery of health care by providing a broader range of services. In order to adapt to potential changes in third-party payment methodologies and the growth of various forms of prospective payment systems, the Company seeks, in certain secondary markets, to provide many significant components of care within integrated health care networks and to manage the flow of patients to the most appropriate, cost-effective site of care. The continued formation of these integrated health care networks will position the Company to respond to prospective payment systems or other managed care systems.

    CONTINUE TO EXPAND SPECIALTY SERVICES. The Company provides a broad range of specialty services including comprehensive rehabilitation therapy (including physical, occupational and speech therapy), respiratory therapy, ventilator care, infusion therapy, wound care, home health care and other subacute and specialty services at certain of its facilities and continues to expand its program of outpatient and home health care services. In addition, the Company intends to emphasize growth and expansion of its third-party physical, occupational and speech therapy services. The Company believes the implementation and expansion of such services will allow the Company's facilities to serve as full-service providers of specialty services to patients in its markets.

    ENHANCE OPERATIONS THROUGH THE USE OF INFORMATION TECHNOLOGY. The Company believes its management information systems distinguish it from its competitors and enable it to gain significant operational efficiency. The ability to generate "real-time" operating data is becoming increasingly critical for success in the long-term care industry. The Company has expended significant resources in the development of these information tools and has placed a high priority on developing systems to assess patient care, track financial and operational controls, analyze labor utilization and monitor reimbursement. In addition, the Company's information technology enables it to integrate acquired facilities or operations on a timely and cost-effective basis with minimal disruption to operations and positions the Company to efficiently operate in a managed care environment. See "Business -- Management Information Systems."

    PURSUE STRATEGIC ACQUISITIONS. The Company targets for acquisition facilities, operating companies and related businesses that have the capacity to be leading providers of health care services to higher-acuity patients in their respective markets and that represent opportunities for the Company to realize additional operating leverage through regional operating efficiencies. In addition to outright purchases, the Company enters into lease or management agreements with certain facilities which generally include a right of first refusal to purchase the facilities. In many cases, these arrangements present the Company with excellent acquisition opportunities following the implementation of the Company's operating strategies which enhance facility profitability. In addition to facility acquisitions, the Company seeks to expand the rehabilitation therapy services, pharmacy and home health care segments of its operations through the purchase of businesses offering such specialty services. See "Business -- Acquisition Opportunities."

PATIENT SERVICES

BASIC SERVICES

    Basic services are those traditionally provided to elderly patients in long-term care facilities, including skilled nursing and support, housekeeping, laundry, dietary, recreational and social services. The Company provides 24-hour skilled nursing care by registered nurses, licensed practical nurses and certified nursing aides in all of its facilities. Each facility is managed by a licensed administrator who is responsible for the day-to-day operation of the facility. Although treatment of patients is the responsibility of their own attending physicians, who are not employed by the Company, each facility engages a physician medical director who monitors all aspects of the delivery of care. In addition, each facility offers a number of individualized therapeutic activities designed to enhance the quality of life of its patients. These activities include entertainment events, musical productions, trips, arts and crafts, volunteer and other programs that encourage social interaction among patients as well as community involvement.

SPECIALTY SERVICES

    Specialty services are those provided to patients with medically complex needs, who generally require more complex treatment and a higher level of skilled nursing care. These services typically generate higher revenues per patient day than basic services as a result of the higher cost associated with treating a higher-acuity patient. The Company intends to expand the scope and range of its specialty services in order to further enhance revenues, profitability and the reputation of its facilities for providing comprehensive quality care. Set forth below are descriptions of the specialty services offered by the Company.

    REHABILITATION THERAPY. The Company provides a broad range of rehabilitation therapy services to its facilities and other third-party providers. These services include physical, occupational and speech therapy in the long-term care facility setting. The Company has contracted to provide rehabilitation therapy services to patients in 25 of its owned or leased facilities, six of its managed facilities and 39 non-affiliated long-term care facilities.

    SUBACUTE CARE. Since 1993, the Company has developed its subacute care program in which distinct units within certain of its long-term care facilities are dedicated to the care of medically complex patients who do not require the services of an acute care hospital. Subacute services provided or arranged by the Company's facilities include, but are not limited to, ventilator care, respiratory care, traumatic injury recuperation, post-cardiac rehabilitation, HIV care, IV therapy, wound care, post-stroke care, hospice care, post-surgical orthopedic rehabilitation and peritoneal dialysis services. An important aspect of providing these services is the establishment of relationships with local health care providers, including hospitals, physicians and other acute care providers in order to strategically position the Company's facilities in their markets. The Company believes that there is significant demand for subacute care and that this segment of the market offers continued opportunities for integrating services.

    HOME HEALTH CARE. Including recently completed acquisitions, Centennial operates 30 home health care offices, affording the recipients of such care an alternative to a hospital or long-term care facility setting. Such services delivered into the home setting include skilled nursing, physical, occupational and speech therapy and subacute care. In addition, personal care services are available from home health care aides who assist patients with their activities of daily living.

OPERATIONS

    GENERAL. The Company's facilities are organized into nine operating regions and the Company's organizational structure and operations support staff provide its facilities with the resources needed to operate effectively in these regions. The operations of the facilities in each region are directed by a regional director who reports directly to one of two Divisional Vice Presidents who in turn report to the Executive Vice President of Operations. Each region has a nurse consultant with responsibility for providing guidance on patient care issues, conducting quality assurance audits, training in clinical software and assuring compliance with applicable state and federal regulations. The Company provides additional operational support through a corporate team of professionals in financial accounting, reimbursement, managed care pricing, quality assurance, human resources, regulatory compliance, marketing, health systems development and other areas. This support allows each facility to deliver quality nursing care and specialty services, attain and retain quality skilled employees, maximize reimbursement from third-party payors, market expanded services, and maximize operating results.

    For all of its facilities, the Company actively manages personnel costs, which represent the largest expense incurred in the operation of a long-term care facility. The Company emphasizes attracting and retaining quality personnel, including administrators and skilled nursing staff, through a number of programs which include on-going training and education classes, employee recognition programs, and competitive wages and benefits. In addition, the Company has an incentive program for administrators based on the achievement of certain Company goals related to quality of care and financial performance. As the trend of nursing facilities accepting patients with medically complex care issues continues, on-going training and other programs designed to enhance employee skills and retention will prove increasingly important in allowing the Company's facilities to provide for these types of patients.

    QUALITY ASSURANCE AND REGULATORY COMPLIANCE. The Company has developed a comprehensive quality assurance program that is designed to monitor, evaluate and improve the delivery of patient care. This program is supervised by a registered nurse, who serves as the Company's director of professional services. Pursuant to its quality control system, the Company routinely collects information from patients, family members, employees and state survey agencies that is then compiled, analyzed and distributed throughout the Company in order to monitor the quality of care and services provided and the satisfaction of the residents and their families with such services.

    MARKETING. The Company's in-house marketing department works directly with its facilities in their efforts to market services in their respective communities. The emphasis of the Company's marketing department is to assist each facility in achieving a desired quality mix of revenues through increased Medicare, private and managed care census. The Company works with each facility to establish monthly, quarterly and annual census and payor mix goals and each facility is responsible for an on-going marketing plan. The Company's Vice President of Marketing directs the efforts of its marketing support team, which provides guidance in conducting competitive positioning assessments and needs analyses, and developing goal-oriented marketing plans, as well as providing assistance with media relations.

    The Company's marketing efforts are concentrated at the local level to allow each facility to promote its specific services as related to the needs of its community. At most of the Company's facilities, the admissions staff is responsible for marketing the facility's services to physicians, discharge planners, individual patients and their families, and community referral sources. Based on the market and patient acuity mix, a facility may employ a case manager or marketing director to assist in the promotion of services to managed care organizations, as well as other referral sources.

    The Company focuses on securing relationships with managed care organizations and insurance carriers in the markets served by its facilities. At present, many of the Company's facilities have contractual relationships with such organizations. The Company's emphasis on attracting and securing such relationships with these network providers will continue to be an important part of its growth strategy.

MANAGEMENT INFORMATION SYSTEMS

    The Company's Chief Information Officer develops, implements and maintains a comprehensive system of management and financial controls which is designed to enable the Company to closely monitor operating costs and quickly distribute financial and other operational information to appropriate levels of management. Each facility utilizes PC-based, networked computer systems for processing operating data on a "real-time" basis as well as financial and patient care data. The Company has established an internal network linking its facilities, operating subsidiaries, regional managers and nurse consultants with its corporate computer network.

    The Company utilizes commercially available as well as internally developed software in its information systems. The Company has established on-line electronic billing with Medicare as well as with several state Medicaid programs and produces interim cost reports for Medicare and certain state Medicaid programs. In addition, at each facility, the system generates computer-assisted medical records that allow for the creation of individualized care plans, physician orders and administrative and observation records.

    The Company's information systems are easily adaptable to newly acquired facilities and related companies. The Company was able to fully integrate its financial information systems into the 36 facilities acquired through the Transitional Merger and to expand each facility's management information system through training and program implementation over a six-month period. The Company's ability to convert acquired facilities quickly to its management information system enables management to significantly impact each facility's financial and operating performance within a short period of time.

ACQUISITION OPPORTUNITIES

    The Company maintains an active acquisition program in order to increase its penetration of existing regions and to capitalize on the consolidation trends in the long-term care industry. The Company pursues the acquisition and development of long-term care facilities and specialty services providers that complement and expand the ongoing operations of the Company. The Company evaluates potential acquisitions on the basis of existing profitability, long-term profit potential, specialty services opportunities, facility location, payor mix and patient census. Specifically, the Company targets facilities that have the capacity to be leading providers of higher-acuity services in their respective markets and that represent opportunities for the Company to realize additional operating leverage through regional economies of scale and provide more profitable specialty services. In addition, the Company enters into lease or management agreements with certain facilities that generally include a right of first refusal. In many cases these lease or management arrangements present acquisition opportunities following the implementation of the Company's operating strategies while enhancing facility profitability. As evidence of its ability to acquire previously managed facilities, the Company currently leases or owns seventeen facilities that it previously managed.

    The Company's internal acquisition team consists of several members of management who meet on a weekly basis to evaluate potential acquisition candidates. This team identifies long-term facilities and related service providers that will integrate efficiently into the Company's existing operations and complement the Company's strategy of providing additional specialty services and enhancing the Company's operational and financial growth. Utilizing the Company's in-house team of professionals in the areas of human resources, nursing, regulatory compliance and management information systems, a detailed due diligence review is conducted on each potential acquisition. Acquisitions are integrated efficiently into the Company's operations through the Company's business integration procedures. Centennial's management believes that this team will continue to be successful in the identification and acquisition of additional long-term care facilities and related specialty service providers. See "Risk Factors -- Risks Associated with Acquisition Strategy."

FACILITIES

    Centennial currently operates 84 owned, leased and managed skilled nursing facilities with 9,049 beds in 19 states and the District of Columbia. Of this number, Centennial owns eight facilities with 837 beds, leases 46 facilities with 4,994 beds and manages 30 facilities with 3,218 beds. Since March 31, 1997, the Company has added six managed facilities with 680 beds. As of March 31, 1997, the Company's 78 owned, leased and managed facilities had an average of 107 beds and an occupancy rate of 90.5%.

    The following table lists the Company's owned, leased and managed facilities by location, including the number of licensed available beds and the occupancy rate as of March 31, 1997:

                                                                                     FACILITIES
                                                   NUMBER OF   ------------------------------------------------------
STATE                                                BEDS          OWNED        LEASED        MANAGED        TOTAL
------------------------------------------------  -----------  -------------  -----------  -------------     -----
North Carolina..................................       1,988             2             8             9            19
Indiana.........................................       1,381        --                13        --                13
Michigan........................................       1,284             3             7             3            13
Mississippi.....................................         540        --                 5        --                 5
Louisiana.......................................         507             1             3             1             5
Kansas..........................................         377        --                 2             2             4
Kentucky........................................         356             1             2        --                 3
Florida.........................................         139        --            --                 2             2
Idaho...........................................         170        --                 2            --             2
Texas...........................................         227        --                 1             1             2
Arkansas........................................          70        --            --                 1             1
Georgia.........................................         157        --                 1        --                 1
Illinois........................................         108        --            --                 1             1
Montana.........................................         100        --                 1        --                 1
Nebraska........................................         154             1        --            --                 1
New Mexico......................................          96        --            --                 1             1
Tennessee.......................................         119        --            --                 1             1
Washington......................................         104        --            --                 1             1
Wisconsin.......................................         196        --            --                 1             1
Washington, D.C.................................         296        --                 1        --                 1
                                                                        --            --            --            --
                                                       -----
  Totals........................................       8,369             8            46            24            78
                                                                        --            --            --            --
                                                                        --            --            --            --
                                                       -----
                                                       -----


STATE                                               OCCUPANCY (1)
------------------------------------------------  -----------------
North Carolina..................................          94.0%
Indiana.........................................          85.5
Michigan........................................          91.8
Mississippi.....................................          98.9
Louisiana.......................................          89.0
Kansas..........................................          80.6
Kentucky........................................          94.1
Florida.........................................          89.7
Idaho...........................................          87.1
Texas...........................................          83.3
Arkansas........................................            --
Georgia.........................................          96.2
Illinois........................................          77.8
Montana.........................................          94.0
Nebraska........................................          90.9
New Mexico......................................          90.5(2)
Tennessee.......................................          91.6
Washington......................................          72.1
Wisconsin.......................................          88.8
Washington, D.C.................................          98.3

                                                           ---
  Totals........................................          90.5%

                                                           ---
                                                           ---

------------------

(1) Occupancy is computed by dividing annual patient day census by annual patient days available in licensed available operating beds. Does not include facilities in the start-up phase during 1996 (The Oaks at Sweeten Creek (North Carolina), Blountstown Health & Rehabilitation Center (Florida) and Chenal Rehabilitation and Healthcare Center (Arkansas)).

(2) Facility under construction for expansion and renovation resulting in 12 temporarily out of service beds.

    LEASED FACILITIES. The Company leases 46 facilities pursuant to long-term leases with various lessors, thirty-two of which are with four lessors. The Company's lease arrangements are "triple net" leases, requiring the Company, at its own expense, to maintain the premises and pay taxes, utilities and insurance. In most cases, the leases are subordinate to certain security interests in the facilities granted by the lessors to third-party lenders, but the Company makes the debt repayments collateralized by such security interests directly to the lenders and deducts it from the lease payments made to the lessors. Centennial has a right of first refusal to purchase most of the leased facilities.

    Thirteen leases with one lessor have initial terms ranging from ten to 14 years and include options for two additional five-year terms. Six of these leases have fixed payments, with the rest varying indirectly with changes in the prime rate. The Company leases an additional 15 facilities from various lessors with terms ranging from five to 27 years and lease payments with annual increases based on the Consumer Price Index, revenue growth and/or fixed formulas.

    Eight leases have 20-year initial terms, with options to renew for five additional years. These leases average 15-year remaining terms. These leases provide for minimum rents with annual increases. Six additional leases with another lessor provide for initial terms of 20 years with options to renew for two successive five-year terms. These leases provide for base rent and additional rent based on a percentage of any increase in each facility's gross revenues over the prior year, or the increase in the Consumer Price Index. Five leases with another lessor provide for initial terms of ten years and options to renew for two successive five-year terms, with a base rent plus additional rent equal to the greater of 5% of the increase in each facility's net revenue over the prior year's net revenues, or 3% of the prior year's total base rent and additional rent.

    In connection with the leasing of eight facilities located in Louisiana and Mississippi, Magnolia Management Corporation ("Magnolia"), a former owner and an unaffiliated nursing home provider, provides local consulting and field supervision services to such facilities pursuant to certain agreements that terminate in 2007 and were entered into by the prior owners of these facilities in 1987. Services provided by Magnolia include expertise in employee matters and local reimbursement and regulatory issues at a cost to the Company of three percent of the gross revenues of these facilities. The Company paid Magnolia $628,751 for these services in 1996.

    MANAGED FACILITIES. The Company operates 30 facilities under long-term management contracts. Revenues from management contracts account for approximately 2.5% of the Company's total revenues for the fiscal year ended December 31, 1996. Pursuant to these management contracts, the Company performs day-to-day management functions and provides certain corporate services, including group contract purchasing, employee training and development, quality assurance audits, human resource management, assistance in obtaining third-party reimbursement, financial and accounting functions, policy development, system design and development, and marketing support. The Company's information system monitors certain key data for each managed facility, such as payroll, admissions and discharges, cash collections, net patient service revenues, staff trend analysis, and measurement of operational data on a per patient day basis. The Company manages five facilities for three public limited partnerships. See "Certain Transactions." These five management contracts provide for monthly management fees of six percent of gross revenues, have initial terms of 20 years and are subject to termination without cause upon 60 days notice. The Company also manages 25 facilities pursuant to management contracts with independent third parties, with initial terms ranging from five to 20 years and that can be terminated only for cause. Each such management contract provides for monthly fees generally ranging from six to seven percent of gross revenues, except for three facilities for which monthly fees equal the adjusted net income from the facility. Certain of the agreements provide for the subordination of the management fees to the payment of the owner's debt service. The Company has a right of first refusal to acquire certain of these managed facilities.

    CONTRACT REHABILITATION SERVICES. Centennial currently provides contract rehabilitation services under 70 contracts in facilities in 17 states, including 19 facilities in North Carolina, 11 facilities in Florida and nine facilities in Arkansas. Twenty-five of the agreements are with the Company's owned or leased facilities, 11 are with the Company's managed facilities and 39 are with unaffiliated third-parties. Most of these agreements have initial terms of five years with automatic renewal provisions for five successive additional terms of five years each, unless terminated earlier upon 90 days prior notice, and are subject to termination without cause upon 60 days prior written notice. Pursuant to these agreements, the Company provides comprehensive rehabilitation services, including physical, occupational and speech therapy. In addition, the Company provides administrative services including policy formulation, licensure compliance, training, staffing, quality control, financial report preparation and patient census preparation. Therapy services, except for physical therapy services, are billed per unit of therapy service provided at rates set forth in the therapy service agreement. Physical therapy services are billed at the current

Medicare published salary equivalency rate. Non-therapy services are either billed per unit of service provided or at a flat monthly rate set forth in the individual therapy service agreement.

OFFICE LEASES

    Centennial's corporate headquarters occupy approximately 35,000 square feet of office space in a commercial building located in Atlanta, Georgia, under a lease agreement which terminates on September 30, 2001 and allows one five-year renewal option. The Company believes that such offices are adequate for its current requirements.

    Centennial also leases approximately 12,800 square feet of office space in Atlanta, Georgia, which was the previous location of its corporate headquarters. Centennial subleases the entire space to a subtenant and both the primary lease and the sublease terminate on November 30, 1999. Transitional leases approximately 18,000 square feet of office space in Louisville, Kentucky, which was Transitional's corporate headquarters prior to the Transitional Merger. The lease term expires January 31, 2002. The Company has entered into a sublease for 6,350 square feet of this space for the remaining term of the primary lease and is seeking a subtenant for the balance of the space.

COMPETITION

    The Company expects that it will face increasing levels of competition with respect to its operations and the services it provides. The Company competes for patients with other long-term care facilities and, to a lesser extent, with acute care hospitals, physician practice groups, home health care providers, community-based service programs, retirement communities and assisted living centers. In addition, competition may grow from new market entrants, including companies focusing primarily on specific components of the Company's various services. Many states require a CON or impose similar restrictions before a new long-term care facility can be constructed or additional beds can be added to existing facilities. The Company believes that these regulations reduce the possibility of over-building and promote higher utilization. Certain competing companies have greater financial and other resources and may be more established in their respective communities than the Company.

    In competing for patients, a facility's local reputation is important. Referrals typically come from acute care hospitals, physicians, religious groups, health maintenance organizations, patients' families and friends and other community organizations. Other factors which affect a facility's ability to attract patients include the physical plant condition, the ability to identify and meet particular needs in the community, the rates charged for services and the availability of personnel to provide the appropriate levels of care.

    Competition for subacute care patients is increasing by virtue of market entry of other health care providers, such as acute care hospitals, rehabilitation hospitals and other specialty service providers. The competitive factors that distinguish subacute providers include the degree of acuity for which care can be provided. The Company believes that its subacute care facilities are characterized by a high level of acuity in patient care provided. Other important competitive factors include the reputation of the facility in the community, the services offered, the availability of qualified nurses, local physicians, hospital support, rehabilitation therapists and other personnel, the appearance of the facility and the cost of services.

SOURCE OF REVENUES AND PAYOR MIX

    The Company derives its revenues primarily from various state Medicaid programs for indigent patients, the Medicare program for certain elderly and disabled patients, private pay sources, rehabilitation therapy services offered to third-party long-term care facilities and management fees. The Company employs reimbursement specialists and retains outside reimbursement consultants to monitor reimbursement rules, policies and related developments in order to comply with reporting requirements and to assist the Company in receiving reimbursements.

    The following table sets forth the percentage of total revenues by payor source for the Company for the periods indicated:

                                                                            YEARS ENDED DECEMBER        THREE MONTHS
                                              YEARS ENDED MAY 31,                   31,               ENDED MARCH 31,
                                       ----------------------------------  ----------------------  ----------------------
                                          1993        1994        1995        1995        1996        1996        1997
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------
Percentage of total revenues:
  Medicare...........................        6.8%        6.9%       15.0%       18.2%       25.4%       25.3%       26.8%
  Private pay, management fees and
    other(1).........................       40.5        19.4        20.5        23.7        31.8        31.0        31.5
                                           -----       -----       -----       -----       -----       -----       -----
                                            47.3        26.3        35.5        41.9        57.2        56.3        58.3
  Medicaid...........................       52.7        73.7        64.5        58.1        42.8        43.7        41.7
                                           -----       -----       -----       -----       -----       -----       -----
    Total............................      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
                                           -----       -----       -----       -----       -----       -----       -----
                                           -----       -----       -----       -----       -----       -----       -----

------------------

(1) Private pay includes payments from third parties pursuant to contract rehabilitation therapy services.

    MEDICARE. All of the Company's facilities are certified Medicare providers. The Medicare program consists of two parts. Part A covers inpatient hospital services and certain services furnished by other institutional providers, such as skilled nursing and long-term acute care facilities. Part B covers the services of doctors, suppliers of medical items, various types of outpatient services including physical, speech and occupational therapy, pharmaceuticals and medical supplies, certain intensive rehabilitation and psychiatric services and ancillary services of the type provided by long-term care or acute care facilities. Medicare does not provide reimbursement for community-based, intermediate-care nursing facilities.

    Under the Medicare Part A program, the Company is reimbursed for its direct costs plus an allocation of indirect costs up to a facility specific limit (the "routine cost limit"). As the Company has expanded its post-acute care and other specialty services, the costs of care for these patients have exceeded and are expected to continue to exceed the reimbursement routine cost limits. Under current regulations, new long-term care facilities are, in certain limited circumstances, able to apply for a three year exemption from routine cost limits. Unless and until such exemptions are granted, these facilities can recover excess costs only through routine cost limit exception requests. There can be no assurance that the Company will be able to recover such excess costs under any pending or future requests. Payment for Medicare Part B services depends on the nature of the services provided. Some services are reimbursed at cost, much like Part A services. Other services, particularly parenteral and enteral nutrition therapy, are reimbursed on a fee schedule.

    PRIVATE PAY, MANAGEMENT FEES AND OTHER. Private pay and other revenues include payments from individuals who pay directly for services without governmental assistance and payments from commercial insurers, HMOs, PPOs, insurance organizations, workers' compensation programs, hospice programs and other similar payment sources. The Company's rates for private pay patients are typically higher than rates for patients eligible for assistance under state Medicaid programs. These private pay rates are established on a facility-specific basis in accordance with market factors, including rates charged by other providers in the local market.

    MEDICAID. Medicaid includes the various state-administered reimbursement programs for indigent patients created by federal law. Although reimbursement rates vary from state to state, the federal government retains the right to approve or disapprove individual state plans. Providers must accept reimbursement from Medicaid as payment in full for the services rendered, because the provider may not bill the patient for more than the amount of the Medicaid payment received. Criteria for Medicaid eligibility varies from state to state, subject to guidelines from the federal government for determination whether a person qualifies as medically indigent and subject to changes in state and federal regulations.

Many of the residents at the Company's facilities who initially enter the facilities as private pay or insurance patients are later covered by Medicaid as their financial resources are depleted to a level of financial net worth and income which makes them eligible for Medicaid.

    With the exception of two facilities, all of the facilities operated by the Company participate in state Medicaid programs. Basic long-term care services are provided to Medicaid patients, including nursing, dietary, housekeeping and laundry and restorative health care services, room and board and medications. Medicaid does not cover the cost of private rooms, private-duty nurses and other costs, or amounts in excess of the Medicaid reimbursement rates. Under the federal Medicaid statute and regulations, state Medicaid programs must provide reimbursement rates that are reasonable and adequate to cover the costs that would be incurred by efficiently and economically operated facilities in providing services in conformity with state and federal laws, regulations and quality and safety standards. Furthermore, payments must be sufficient to enlist enough providers so that services under the state's Medicaid plan are available to recipients at least to the extent that those services are available to the general population. Reimbursement rates generally are determined by the state from "cost reports" filed annually by each facility, on both a prospective and retrospective basis. There can be no assurance, however, that payments under Medicaid programs will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to such programs.

    The Medicare and Medicaid programs are subject to various statutory and regulatory changes which may adversely affect the Company's business. There can be no assurance that payments for services and supplies under governmental reimbursement programs will remain comparable to present levels. The Company may be subject to rate reductions as a result of federal budgetary legislation. The President and Congress are currently negotiating a balanced budget plan pursuant to which currently budgeted increases in Medicare spending would be reduced by $115 billion over five years. Under the proposal recently approved by the House Budget Committee, $105 billion of these reductions would come from providers and managed care organizations. Although specifics of these reductions have not been announced at the present time, there can be no assurance that such reductions, if enacted as part of a balanced budget plan, would not have a material adverse effect on the Company's operations. Various state Medicaid programs periodically experience budgetary shortfalls which may result in Medicaid payment delays to the Company. In addition, the failure, even inadvertent, of the Company to comply with applicable reimbursement regulations could adversely affect the Company's business. Although there can be no assurance that future adjustments will not have a material adverse effect on the Company, the Company believes that it has properly applied the various payment formulas and that it is not likely that audit adjustments would have a material adverse effect on the Company.

    Cost reports are subject to routine audits by government regulatory bodies on an annual or periodic basis and several of the Company's facilities are currently involved in the audit process. In the event of a determination by such a regulatory body that the amount of reimbursement exceeded allowable reimbursement levels, the Company may be required to repay any excess amount. Although the Company believes it has adequately provided for any repayment obligations, there can be no assurance that such provisions will be adequate.

    CONTRACT REHABILITATION SERVICES. In general, the Company classifies payments for rehabilitation therapy services received directly from third-party long-term care facilities as private pay. Revenues from rehabilitation therapy services provided to Company-operated facilities are included in the Medicare, Medicaid and private pay sources of revenues of the Company. The Company's charges to non-affiliates, though not directly regulated, are effectively limited by regulatory reimbursement policies imposed on the long-term care facilities that receive these services, as well as competitive market factors.

GOVERNMENT REGULATION

    The federal government and all states in which the Company operates regulate various aspects of the Company's business. In addition to the regulation of rates by governmental payor sources, the development and operation of long-term care facilities and the provision of long-term care services are subject to federal, state and local licensure and certification laws which regulate with respect to a facility, among other matters, the number of beds, the services provided, the distribution of pharmaceuticals, equipment, staffing requirements, patients' rights, operating policies and procedures, fire prevention measures, environmental matters and compliance with building and safety codes. Home health care providers are also subject to extensive government regulations. Regulators recently announced plans to impose new regulations and to increase regulatory enforcement activities. There can be no assurance that federal, state or local governmental regulations will not change or be subjected to new interpretations that impose additional restrictions which might adversely affect the Company's business. See "Risk Factors -- Impact of Health Care Reform and Limits on Government Reimbursement and Other Payments."

    Licensing, certification and other applicable standards vary from jurisdiction to jurisdiction and are revised periodically. State agencies survey or inspect all long-term care facilities on a regular basis to determine whether such facilities are in compliance with the requirements for participation in government-sponsored third-party payor programs. In some cases or upon repeat violations, the reviewing agency has the authority to take various adverse actions against a facility, including the imposition of fines, temporary suspension of admission of new patients to the facility, suspension or decertification from participation in the state Medicaid or the Medicare program, offset of amounts due against future billings to the Medicare or Medicaid programs, denial of payments under Medicaid for new admissions, reduction of payments, restrictions on the ability to acquire new facilities and, in extreme circumstances, revocation of a facility's license or closure of a facility. The compliance history of a prior provider may be used by state or federal regulators in determining possible action against a successor provider.

    The Company believes that its facilities are in substantial compliance with all statutes, regulations, standards and requirements applicable to its business, including applicable Medicaid and Medicare regulatory requirements. In the ordinary course of its business, however, the Company from time to time receives notices of deficiencies for failure to comply with various regulatory requirements. In most cases, the Company and the reviewing agency will agree upon corrective measures to be taken to bring the facility into compliance. There can be no assurance that future agency inspections will not have a material adverse effect on the Company.

    CERTIFICATES OF NEED. A majority of the states in which the Company operates have adopted CON or similar laws which generally require that a state agency determine that a need exists prior to the construction of new facilities, the addition or reduction of licensed beds or services, the implementation of other changes, the incurrence of certain capital expenditures, the approval of certain acquisitions and changes in ownership or, in certain states, the closure of a facility. State CON approval is generally issued for a specific project or number of beds, specifies a maximum expenditure, is sometimes subject to an inflation adjustment, and requires implementation of the proposal within a specified period of time. Failure to obtain the necessary state approval can result in the inability of the facility to provide the service, operate the facility or complete the acquisition, addition or other change and can also result in adverse reimbursement action or the imposition of sanctions or other adverse action on the facility's license.

    MEDICARE AND MEDICAID. In 1990 and 1993, Congress passed legislation ("OBRA" and "OBRA 93") revising Medicare nursing standards and reimbursement and methods for nursing homes. Although the Company believes that it is in substantial compliance with the current requirements of OBRA and OBRA 93, it is unable to predict how future interpretation and enforcement of regulations promulgated under OBRA and OBRA 93 by the state and federal governments could affect the Company in the future.

    Effective July 1, 1995, the Health Care Financing Administration ("HCFA") promulgated new survey, certification and enforcement rules governing long-term care facilities participating in the Medicare and Medicaid programs, which impose significant new requirements on long-term care facilities. The breadth of the new rules creates uncertainty over the manner in which the rules will be implemented, the ability of any long-term care facility to comply with them and the effect of the new rules on the Company.

    Under the rules, unannounced standard surveys of facilities must be conducted at least once every 15 months with a state-wide average of 12 months. In addition to the standard survey, survey agencies have the authority to conduct surveys as frequently as necessary to determine whether facilities comply with participation requirements, to determine whether facilities have corrected past deficiencies and to monitor care if a change occurs in the ownership or management of a facility. Furthermore, the state survey agency must review all complaint allegations and conduct a standard or an abbreviated survey to investigate such complaints if a review of the complaint shows that a deficiency in one or more of the Federal requirements may have occurred and that only a survey will determine whether a deficiency or deficiencies exist. If a facility has been found to furnish substandard care, it is subject to an extended survey. The extended survey is intended to identify the policies and procedures that caused a facility to deliver substandard care.

    HCFA's new rules substantially revise provisions regarding the enforcement of compliance requirements and remedies for long-term care facilities with deficiencies. At a minimum, the following remedies are available: termination of provider agreement; temporary management; denial of payment for new admissions; civil money penalties; closure of the facility in emergencies or transfer of patients or both; and on-site state monitoring. States may also adopt optional remedies. The new rules divide remedies into three categories. Category I remedies include directed plans of correction, state monitoring and directed in-service training. Category 2 remedies include denial of payments for new admissions, denial of payments for all individuals (imposed only by HCFA) and civil money penalties of $50 to $3,000 per day. Category 3 remedies include temporary management, immediate termination or civil money penalties of $3,050 to $10,000 per day. The rules define situations in which one or more of the penalties must be imposed.

    HCFA has announced its intention to propose rules applying salary equivalency guidelines to speech and occupational therapy services, while updating physical and respiratory therapy guidelines. In addition, on April 14, 1995, HCFA issued a memorandum that sets forth rates for speech and occupational therapy services that are lower than the Medicare reimbursement rates currently received by the Company for such services. In response to a challenge to this memorandum, HCFA stated that it would not enforce these guidelines. The Company, however, believes that HCFA is prepared to issue proposed salary equivalency guidelines for speech and occupational therapy services in the near future, although the Company cannot predict when, or to what extent, such rules, if proposed, will be adopted. The imposition of salary equivalency guidelines on contract speech and occupational therapy services could adversely affect the Company's revenues derived from specialty services and thereby limit the Company's ability to recoup its investment in that part of its business. Similarly, any future regulations reducing the government payment rates for subacute or other specialty medical services could materially adversely affect the Company. On March 10, 1997, HCFA published proposed Medicare conditions of participation for home health care agencies that would, if adopted, require home health care agencies to monitor patient outcomes using the government's standard core assessment data (the "Outcomes and Assessment Information Set" or "OASIS"). The proposed rules would also impose more stringent qualifications for home health care personnel and would expand government enforcement efforts against fraud and abuse in the home health care field. Final rules will be published following a 90-day comment period on the proposed rules.

    FEE-SPLITTING AND REFERRALS. The Company is also subject to federal and state laws that govern financial and other arrangements between providers. Federal laws, as well as the laws of certain states, prohibit payments or fee splitting arrangements between providers that are designed to induce or encourage the referral of patients to, or the recommendation of, a particular provider for medical products and services. These laws include the federal "anti-kickback law" which prohibits, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Medicare and Medicaid patients.

    Effective January 1, 1995, OBRA 93 prohibits any physician with a financial relationship (defined as a direct or indirect ownership or investment interest or compensation arrangement) with an entity from making a referral for "designated health services" to that entity and prohibits that entity from billing for such services. "Designated health services" do not include skilled nursing services but do include many services which long-term care facilities provide to their patients, including, but not limited to, infusion therapy and enteral and parenteral nutrition. Various exceptions to the application of this law exist, including one which protects the payment of fair market compensation for the provision of personal services, so long as various requirements are met. Violations of these provisions may result in civil or criminal penalties for individuals or entities and/or exclusion from participation in the Medicaid and Medicare programs. Various state laws contain analogous provisions, exceptions and penalties. Violation of these state laws could lead to loss of licensure, significant fines and other penalties. The Company believes that in the past it has been, and in the future it will be, able to arrange its business relationships so as to comply with these provisions. Failure to comply with such laws could subject the Company to civil fines, possible exclusion from government reimbursement programs and, in certain cases, criminal prosecution.

    HEALTH CARE REFORM. In addition to extensive existing governmental regulation, there are numerous legislative and executive initiatives at the federal and state levels for comprehensive reforms affecting the payment for and availability of services. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect such proposals would have on the Company's business. Aspects of certain of these proposals, such as reductions in funding of the Medicare and Medicaid programs, potential changes in reimbursement regulations for rehabilitation therapy services, interim measures to contain costs such as a short-term freeze on prices charged by providers or changes in the administration of Medicaid at the state level, could materially adversely affect the Company. There can be no assurance that currently proposed or future legislation or other changes in the administration or interpretation of governmental programs will not have an adverse effect on the Company.

    ENVIRONMENTAL AND OTHER. The Company is also subject to a wide variety of federal, state and local environmental and occupational health and safety laws and regulations. Among the types of regulatory requirements faced by providers are: air and water quality control requirements, waste management requirements, specific regulatory requirements applicable to asbestos, polychlorinated biphenyls and radioactive substances, requirements for providing notice to employees and members of the public about hazardous materials and wastes and certain other requirements.

    In its role as owner and/or operator of properties or facilities, the Company may be subject to liability for investigating and remedying any hazardous substances that have come to be located on the property, including such substances that may have migrated off of, or emitted, discharged, leaked, escaped or been transported from, the property. The Company's operations may involve the handling, use, storage, transportation, disposal and/or discharge of hazardous, infectious, toxic, radioactive, flammable and other hazardous materials, wastes, pollutants or contaminants. Such activities may harm individuals, property or the environment; may interrupt operations and/or increase their costs; may result in legal liability, damages, injunctions or fines; may result in investigations, administrative proceedings, penalties or other governmental agency actions; and may not be covered by insurance. The cost of any required remediation or removal of hazardous or toxic substances could be substantial and the liability of an owner or provider for any property is generally not limited under applicable laws and could exceed the property's value. Although the Company is not aware of any material liability under any environmental or occupational health and safety laws, there can be no assurance that the Company will not encounter such liabilities in the future, which could have a material adverse effect on the Company.

PERSONNEL

    As of March 31, 1997, the Company employed, directly or indirectly, approximately 8,300 persons, including approximately 5,100 full-time and 3,200 part-time employees. As of March 31, 1997, the Company had collective bargaining agreements related to ten facilities covering approximately 1,000 employees and was negotiating with bargaining units at two additional facilities. The Company believes that it has a satisfactory relationship with these employees and strives to maintain this relationship by offering competitive benefit packages, training programs and opportunities for advancement. See "Certain Transactions."

INSURANCE

    The Company maintains property, liability, and professional liability insurance policies in amounts and with such coverage and deductibles that are deemed appropriate by management, based upon historical claims, industry standards and the nature and risks of its business. The Company also requires that physicians practicing at its facilities carry medical professional liability insurance to cover their respective individual professional liabilities. The Company directly and indirectly maintains a self-insurance program with appropriate reinsurance for workers' compensation. This program covers employees as required by state law. In certain states, the Company participates in state approved programs. Contractors who provide services to the Company must demonstrate adequate insurance prior to commencing work, however, there can be no assurance that any current or future claims will not exceed applicable insurance coverage.

LEGAL PROCEEDINGS

    As is typical in the industry, the Company is subject to claims and legal actions in the ordinary course of its business, including employment matters and malpractice and wrongful death claims. In addition, on October 6, 1995, prior to the Transitional Merger, NPF IV, Inc. ("NPF"), an accounts receivable factoring firm, filed suit against Transitional, Cardinal Development Co., Inc. and its related entities ("Cardinal") and certain other parties in the United States District Court for the Southern District of Ohio, alleging successor liability for various accounts receivable factoring transactions between Cardinal and NPF. The Company is actively defending against these claims. It is management's belief that this lawsuit as well as other claims and legal actions that the Company is subject to in the normal course of its business are either adequately covered by insurance or will be resolved without a material adverse affect on the Company's financial condition, although there can be no assurance that such amounts will be adequate or that such results will be achieved.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS


    The following table sets forth certain information with respect to the executive officers, key employees and directors of the Company.


               NAME                      AGE                                    POSITION
-----------------------------------  -----------  ---------------------------------------------------------------------

J. Stephen Eaton...................          46   Chairman of the Board, President and Chief Executive Officer

Kent C. Fosha, Sr..................          56   Executive Vice President of Operations

Alan C. Dahl.......................          36   Executive Vice President, Chief Financial Officer, Treasurer and
                                                  Director

Randall J. Bufford.................          37   Executive Vice President of Business Development

Laurence W. Lepley, Jr.............          53   President of Paragon Rehabilitation, Inc.

Wayne H. Mayo......................          53   Eastern Division Vice President

Clay F. Crosson....................          40   Western Division Vice President

John P. Cobb.......................          66   Senior Vice President of Reimbursement

Daniel F. Montgomery...............          39   Senior Vice President and Chief Information Officer

James B. Hoover....................          42   Director

Bertil D. Nordin...................          62   Director

Robert A. Ortenzio.................          39   Director

Andrew M. Paul.....................          41   Director

    Centennial's Board of Directors (the "Board") is classified into three classes which consist of, as closely as possible, an equal number of directors. The members of each class will serve staggered three-year terms. Messrs. Eaton and Paul are Class I directors, Messrs. Nordin and Hoover are Class II directors and Messrs. Dahl and Ortenzio are Class III directors. The terms of the Class I, Class II and Class III directors expire at the annual shareholders meeting to be held in 1998, 1999 and 2000, respectively.

    The Board has established a Compensation Committee and an Audit Committee. The Compensation Committee is currently comprised of Messrs. Eaton, Paul and Ortenzio and Mr. Paul is the chairman. The Audit Committee is comprised of Messrs. Hoover and Ortenzio and Mr. Eaton is an ex-officio, non-voting member.

    J. STEPHEN EATON is Chairman of the Board and the founder of Centennial and has served as its President and Chief Executive Officer since founding the Company in 1989. From 1982 to 1988, Mr. Eaton served in various executive positions (including Vice President in 1988) at Consolidated Resources Corporation of America and its successors ("CRCA"). When Centennial acquired CRCA in 1990, it served as the general partner of private and public limited partnerships that owned in excess of 31 long-term care and assisted living facilities. Mr. Eaton also serves as a director of Saint Joseph's Mercy Care Corporation, a non-profit corporation based in Atlanta, Georgia which provides mobile health services to the homeless and other underserved populations, and of Saint Joseph's Health System, a major tertiary care hospital and health system in Atlanta, Georgia.

    KENT C. FOSHA, SR. has served as Executive Vice President of Operations since January 1996 and also serves as President of Centennial International Management Corporation. He joined Centennial in 1990 and served as the Company's senior vice president of operations until January 1996. Mr. Fosha has over 20 years experience in all aspects of nursing home management, including the supervision of multi-state operations for National Heritage, Inc. and Beverly Enterprises. Mr. Fosha, a licensed nursing home administrator, has served as president of the Georgia Healthcare Association and has served on several long-term care related committees.

    ALAN C. DAHL has served as Executive Vice President, Chief Financial Officer, Treasurer and Director of Centennial since January 1996. From February 1991 to December 1995, he served as senior vice president. Mr. Dahl has been involved in health care finance for the past 11 years. Mr. Dahl was previously senior vice president of Southmark Public Syndications, Inc., a subsidiary of Southmark Corporation. Mr. Dahl, a certified public accountant, also worked in the tax department at Arthur Young & Company.

    RANDALL J. BUFFORD has served as Executive Vice President-Business Development of the Company since January 1996. From 1993 to December 1995, Mr. Bufford served as General Manager/Chief Executive Officer of Transitional. Mr. Bufford served as an officer of Cardinal from 1982 until 1993, and he organized and led a management buy-out and recapitalization through which Transitional purchased many of the assets of Cardinal. Mr. Bufford began his career as an auditor at Arthur Young & Company.

    LAURENCE W. LEPLEY, JR., has served as President of Paragon Rehabilitation Inc., a subsidiary of Centennial ("Paragon"), since its inception in 1989. Mr. Lepley has 29 years of experience in the health care industry, having previously served as vice president of development and general counsel for a corporation specializing in head injury rehabilitation. Mr. Lepley has also served as vice president, corporate attorney and lobbyist for the Tennessee Hospital Association. Mr. Lepley began his health care career as a pharmacist in both hospital and retail settings, and he maintains licenses in pharmacy and law in the state of Tennessee.

    WAYNE H. MAYO has served as Eastern Division Vice President of Centennial since January 1997. Prior to being Eastern Division Vice President, Mr. Mayo served as regional vice president from 1991 to 1996, and he was responsible for Centennial's Eastern region of facilities. Mr. Mayo was previously regional vice president of operations for Vantage Healthcare Corporation and also served as regional vice president of operations for Medco Centers, Inc. for seven years. Mr. Mayo is a member of the American College of Nursing Home Administrators.

    CLAY F. CROSSON has served as Western Division Vice President of Centennial since February 1997. Prior to joining Centennial in 1997, Mr. Crosson was vice president of operations and a member of the Board of Directors for CareMore, Inc. for five years. Previous to that, Mr. Crosson served 11 years at National HealthCorp, L.P. in various capacities, including regional vice president. Mr. Crosson has an MBA and 17 years of experience in long-term care, subacute care, home health care, managed care and assisted living. Mr. Crosson is a licensed administrator and a certified fellow of the American College of Health Care Administrators, an organization where he currently serves as a governor on the Board of Governors. He also presently serves as Vice Chairman of the Georgia Nursing Home Association.

    JOHN P. COBB joined the Company in 1991. He has served as Senior Vice President of Reimbursement since January 1995. He served as director of reimbursement from 1991 to January 1995. Mr. Cobb has over 18 years of experience in third-party reimbursement of long-term care facilities. Prior to joining the Company, Mr. Cobb was director of reimbursement for Convalescent Services, Inc. ("CSI"), where he was responsible for the preparation of over 48 Medicaid and Medicare cost reports for facilities in six states. Mr. Cobb has also served as an auditor/investigator for the Medicaid Fraud Division of the Arkansas Attorney General's office.

    DANIEL F. MONTGOMERY has served as Senior Vice President and Chief Information Officer of Centennial since January 1996. From 1991 to 1996, he served as vice president of finance for Centennial. Prior to joining Centennial, Mr. Montgomery served six years at National Heritage, Inc. in various capacities, including vice president of administrative services, director of internal audit and financial reporting and vice president and controller. Mr. Montgomery, a certified public accountant, also served as internal auditor for AMI, Inc.

    JAMES B. HOOVER, a Director of the Company since January 1996, has served as general partner of the sole general partner of WCAS VI since 1992. From 1984 to 1992, Mr. Hoover served as general partner of Robertson, Stephens & Co. ("RS&Co."). RS&Co. is an investment banking firm specializing in the financing of emerging growth companies, with particular emphasis in the health care industry. Prior to joining RS&Co., Mr. Hoover was vice president of the Investment Management Group of Citibank, N.A., from 1977 to 1984. Mr. Hoover serves as a director for Housecall Medical Resources, Inc. and U.S. Physical Therapy, publicly traded companies as well as five private companies. Additionally, Mr. Hoover is a member of the Special Projects Committee of Memorial Sloan-Kettering Cancer Center which raises funds and evaluates funding proposals from physicians interested in pursuing cancer research projects.

    BERTIL D. NORDIN, a Director of Centennial since March 1997, is currently an investor and advisor. From 1990 to 1994, Mr. Nordin served as chairman of the board of Digital Communications Associates, Inc. ("DCA"), a telecommunications company. Mr. Nordin was also president and chief executive officer of DCA from 1981 to 1990. Mr. Nordin serves as a director for TechForce Corporation, a public company, Masada Corporation, a private company, and the Atlanta Symphony Orchestra.

    ROBERT A. ORTENZIO, a Director of Centennial since January 1996, has served as President of Select Medical Corporation, a private health care company based in Mechanicsburg, Pennsylvania, since 1996. From 1986 to 1996, Mr. Ortenzio was employed by Continental Medical Systems, Inc., a nationwide provider of rehabilitation services, as its president and chief executive officer. Mr. Ortenzio also serves as a director of American Oncology Resources, Inc. and OccuSystems, Inc.

    ANDREW M. PAUL, a Director of the Company since January 1996, serves as a general partner of the sole general partner of WCAS VI, a private equity investment fund. Prior to joining WCAS VI in 1984, Mr. Paul was an associate in Hambrecht & Quist's venture capital group. From 1978 to 1981, he was a systems engineer and later a marketing representative for International Business Machines Corporation. Mr. Paul serves as a director of American Oncology Resources, Inc.; EmCare Holdings, Inc.; Housecall Medical Resources, Inc.; Lincare Holdings, Inc.; MedCath Inc.; National Surgery Centers; OccuSystems, Inc.; and Quorum Health Group.

BOARD OF DIRECTORS

    There are no family relationships between any of the directors or executive officers of the Company. The Board has established two standing committees: (i) the Compensation Committee and (ii) the Audit Committee.


    The Audit Committee consists of up to four directors, none of whom is also an officer or employee of the Company. The President of the Company is an ex-officio, non-voting member of the Audit Committee. The Audit Committee selects the Company's auditors, reviews the audit and has other authority customary for an audit committee.


    The 1994 Stock Option Plan, the 1996 Executive Stock Plan, the 1996 Employee Stock Option Plan and the 1997 Stock Plan (collectively, the "Stock Plans") are administered by the Compensation Committee which consists of not more than four directors of the Company appointed by the Board of Directors, one of whom, in certain instances, must be the Chairman of the Board. With respect to any options granted to an individual who is subject to the provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as provided in Rule 16a-2 promulgated pursuant to the Exchange Act (a "Section 16 Insider"), the Compensation Committee consists of at least two directors who are "non-employee directors" (which term has the meaning set forth in Rule 16b-3 under the Exchange Act or in any successor rule thereto) and all authority and discretion must be exercised by such "non-employee directors." Any compensation package set forth in an employment agreement is subject to approval by the Compensation Committee.

DIRECTORS' COMPENSATION


    Outside Directors (as defined below) receive $8,000 annually (paid in four quarterly installments) and $1,000 for each meeting of the Board or any committee of the Board (except for telephonic meetings and committee meetings held on the same day as a full Board meeting) for their services as Outside Directors. Outside Directors are also reimbursed for their reasonable out-of-pocket expenses, incurred in connection with their attendance at Board and committee meetings. In addition, Outside Directors receive automatic grants of options to purchase 10,345 shares of Common Stock upon their election to the Board and Outside Directors who are serving as such on July 1 of each year receive automatic grants of options to acquire 2,150 shares of Common Stock pursuant to the 1997 Stock Plan. Outside Directors are directors who are not employees or affiliates of the Company. The 1997 Stock Plan is intended to allow the Outside Directors receiving grants of options to continue to be "non-employee directors" under Rule 16b-3 of the Exchange Act. See "Management -- Stock Plans."


EXECUTIVE COMPENSATION

    The following table sets forth the information with respect to the Company's Chief Executive Officer and each of the other executive officers of the Company whose total annual salary and bonus exceeded $100,000 for all services rendered in all capacities to the Company for the calendar year ended December 31, 1996 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                                           LONG-TERM
                                                                                          COMPENSATION
                                                        ANNUAL COMPENSATION              --------------
                                            -------------------------------------------    SECURITIES
                                                                        OTHER ANNUAL       UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                 SALARY (1)    BONUS (2)     COMPENSATION      OPTIONS/SARS    COMPENSATION
------------------------------------------  -----------  -----------  -----------------  --------------  --------------
J. Stephen Eaton..........................  $   300,000   $  50,000   $   324,359(3)(4)            --              --
  Chairman of the Board, President and
    Chief Executive Officer

Kent C. Fosha, Sr.........................      175,000      25,000       163,041(3)(4)            --              --
  Executive Vice President
Alan C. Dahl..............................      175,000      35,000       158,498(3)               --              --
  Executive Vice President and Chief
    Financial Officer
Randall J. Bufford (5)....................      250,000          --       100,000(6)           30,048(7)           --
  Executive Vice President--Business
    Development
Laurence W. Lepley, Jr. (8)...............      132,341      65,575         6,794(9)            6,316(7)           --
  President of Paragon Rehabilitation,
    Inc.

------------------

(1) Represents annual salary, including compensation deferred by the Named Executive Officers pursuant to the Company's 401(k) Plan.

(2) Represents annual bonuses earned by the Named Executive Officers for the period indicated.

(3) Represents the difference between the exercise price for stock options exercised and the fair market value of the shares received.

(4) Includes insurance for Messrs. Eaton and Fosha which provides for reimbursement for health and dental costs in excess of the amount payable under the Company's group health and dental plan.

(5) Mr. Bufford became an officer of the Company upon the completion of the Transitional Merger.

(6) Consists of a moving allowance in the amount of $100,000.

(7) These incentive stock options were granted in replacement of Transitional options.

(8) Mr. Lepley remained as president of Paragon after the Transitional Merger.

(9) Includes $794 as a matching 401(k) contribution and an automobile allowance of $6,000.

OPTION GRANTS IN LAST FISCAL YEAR

    The following table contains information concerning stock option grants made to each of the Named Executive Officers during the fiscal year ended December 31, 1996. No stock appreciation rights were granted during such year.

                                                  INDIVIDUAL GRANTS                      POTENTIAL REALIZABLE
                               -------------------------------------------------------  VALUE AT ASSUMED ANNUAL
                                NUMBER OF     % OF TOTAL                                 RATES OF STOCK PRICE
                                SECURITIES      OPTIONS                                 APPRECIATION FOR OPTION
                                UNDERLYING    GRANTED TO    EXERCISE OR                        TERM (1)
                                 OPTIONS     EMPLOYEES IN   BASE PRICE    EXPIRATION    -----------------------
            NAME                 GRANTED      FISCAL YEAR      $/SH          DATE         5% ($)      10% ($)
-----------------------------  ------------  -------------  -----------  -------------  ----------  -----------
J. Stephen Eaton.............         --             --%     $      --            --    $       --  $        --
Kent C. Fosha, Sr............         --             --             --            --            --           --
Alan C. Dahl.................         --             --             --            --            --           --
Randall J. Bufford...........     30,048(2)        46.7         8.74(4)         2006           -0-(5)     104,560
Laurence W. Lepley, Jr.......      6,316(3)         9.8         8.74(4)         2006           -0-(5)      21,981

------------------

(1) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the term will be at the assumed 5% and 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.

(2) Represents incentive stock options granted pursuant to the Transitional Merger in replacement of Transitional options. These options vest ratably one-third on each of January 31, 1996, January 1, 1997 and January 1, 1998.

(3) Represents incentive stock options granted pursuant to the Transitional Merger in replacement of Transitional options. These options are fully vested.

(4) These incentive stock options were granted in replacement of Transitional options at an exercise price of $8.74 taking into account the exercise price of the Transitional options and the share conversion ratio set forth in the agreement and plan of merger.

(5) The exercise price exceeded the fair market value of the underlying securities on the date of the grant such that the potential realizable value calculated at a 5% annualized rate results in a negative number.

AGGREGATED OPTION EXERCISES IN THE LAST FISCAL YEAR AND OPTION VALUES AT
  DECEMBER 31, 1996

    The following table sets forth information concerning option exercises and option holdings for the fiscal year ended December 31, 1996, with respect to each of the Named Executive Officers. No stock appreciation rights were exercised during such year or were outstanding at the end of that year.

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-
                                                             OPTIONS AT FISCAL YEAR-     THE-MONEY OPTIONS/SARS AT
                                                                     END(#)               FISCAL YEAR-END($) (1)
                             SHARES ACQUIRED     VALUE     ---------------------------  ---------------------------
           NAME              ON EXERCISE(#)    REALIZED    EXERCISABLE  UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
---------------------------  ---------------  -----------  -----------  --------------  -----------  --------------
J. Stephen Eaton...........        76,633     $   316,996      28,737         86,211     $       0    $          0
Kent C. Fosha, Sr..........        38,316         158,498      21,074         28,737        70,949               0
Alan C. Dahl...............        49,811         158,498       9,579         28,737             0               0
Randall J. Bufford.........            --              --      29,611         38,753       105,368          52,684
Laurence W. Lepley, Jr.....            --              --       6,316             --        33,222              --

------------------

(1) There was no public market for the Common Stock at December 31, 1996. Accordingly, the values represent the difference between the assumed public offering price of $14.00 and the applicable exercise price.

STOCK PLANS

    The Company currently has four stock plans with outstanding options or options available to be granted, which include the 1994 Stock Option Plan, the 1996 Executive Stock Plan, the 1996 Employee Stock Option Plan and the 1997 Stock Plan. Centennial's 1992 Stock Option Plan that provided for the grant of options to purchase 277,775 shares (which number reflects the stock dividend declared effective January 6, 1996 as part of the Transitional Merger but does not include the Reverse Stock Split) of Common Stock to key employees and consultants of the Company in the form of non-qualified stock options has been terminated. Options for all of the 277,775 shares authorized by that plan have been granted and exercised at exercise prices of $0.29.


    1994 STOCK OPTION PLAN. A total of 216,000 shares of Common Stock were reserved for issuance pursuant to the 1994 Stock Option Plan, subject to anti-dilution provisions. This number increased to 226,110 due to the stock dividend declared effective January 6, 1996 as part of the Transitional Merger (the "Stock Dividend") and was reduced to 155,948 to reflect the Reverse Stock Split. As of March 31, 1997, options to purchase all 155,948 shares had been granted under this plan, of which options to purchase 58,236 shares remain outstanding and unexercised of which 55,171 shares are vested and 3,065 shares vest during 1997. All of the options granted under this plan were granted at exercise prices of $4.17 or $7.83, representing the fair market value of the Common Stock as determined by the Compensation Committee at the time of the grants. The remaining options expire in 2001 and 2002.


    1996 EXECUTIVE STOCK PLAN. The Board of Directors adopted and the shareholders approved the Company's 1996 Executive Stock Plan, which allows the grant to officers, directors and key employees of non-qualified stock options, restricted stock or stock appreciation rights. This Plan may be terminated by the Board of Directors at any time.

    A total of 500,000 shares of Common Stock were reserved for issuance pursuant to the 1996 Executive Stock Plan, subject to anti-dilution provisions. This number increased to 555,550 due to the Stock Dividend and was reduced to 383,162 to reflect the Reverse Stock Split. As of March 31, 1997, options to purchase 372,480 shares had been granted under this plan, exclusive of options to purchase 19,311 shares which were granted and had reverted back to this plan. Options to purchase 63,682 shares are outstanding and vested and options to purchase 308,798 shares are outstanding and unvested, of which 86,211 will vest upon the closing of the Offering. The remaining outstanding and unvested options (not vesting upon the closing of the Offering) will vest through the year 2000. The options were granted at exercise prices of $14.03 and $14.00. All of the options granted under this plan were granted at exercise prices representing amounts equal to or exceeding the fair market value of the Common Stock as determined by the Compensation Committee at the time of the grant.

    1996 EMPLOYEE STOCK OPTION PLAN. The Company's 1996 Employee Stock Option Plan was created as part of the Transitional Merger. The Board of Directors of the Company adopted and the shareholders of the Company approved the Company's 1996 Employee Stock Option Plan. Awards under this plan are permitted to be granted to employees of the Company in the form of non-qualified or incentive stock options. This Plan may be terminated by the Board of Directors at any time.

    A total of 64,341 shares of Common Stock (which includes the Stock Dividend and is reduced to reflect the Reverse Stock Split) were reserved for issuance pursuant to the 1996 Employee Stock Option Plan, subject to anti-dilution provisions. As of March 31, 1997, incentive options to purchase all 64,341 shares of Common Stock had been granted under this plan to certain former employees of Transitional at an exercise price of $8.74 a share, of which options to purchase 1,914 shares were exercised, options to purchase 45,734 shares were vested and options to purchase 2,418 shares had reverted back to the plan. These options replaced options to acquire shares of Transitional's common stock. All of the options granted under this plan were granted at exercise prices equivalent to the exercise prices of options held by former employees of Transitional before the Transitional Merger, taking into account the share conversion ratio set forth in the agreement and plan of merger, and were equal to or in excess of the fair market value of the Common Stock as determined by the Compensation Committee at the time of the grants.

    1997 STOCK PLAN. The Board of Directors of the Company has adopted and the shareholders of the Company have approved the Company's 1997 Stock Plan. Awards under this plan are permitted to be granted to officers, directors and key employees in the form of non-qualified stock options, incentive stock options, restricted stock or stock appreciation rights. This Plan may be terminated by the Board of Directors at any time.

    A total of 482,790 shares (reflecting the Reverse Stock Split) of Common Stock are reserved for issuance pursuant to the 1997 Stock Plan, subject to anti-dilution provisions. As of March 31, 1997, options to purchase 45,583 shares had been granted under this plan at an exercise price of $14.00 , none of which were vested. All of such options were granted at exercise prices representing the fair market value of the Common Stock as determined by the Compensation Committee at the time of the grants.


    The 1997 Stock Plan also provides for the grant of non-qualified stock options to non-employee, non-affiliate directors ("Outside Directors") of the Company. This Plan is intended to allow the Outside Directors receiving grants to be "non-employee directors" as defined in Rule 16b-3 ("Rule 16b-3") of the Exchange Act with respect to the Company's Stock Plans and, accordingly, is intended to be self-governing with respect to the Outside Directors to the extent required by Rule 16b-3.


    Under the terms of the 1997 Stock Plan, 103,455 shares will be reserved for issuance to Outside Directors and each person who is elected or appointed as an Outside Director will be automatically granted options to purchase 10,345 shares of Common Stock at the time of his or her election or appointment. Commencing in 1998, each person who is an Outside Director on July 1 of each year during the term of this plan will receive options to purchase 2,070 shares of Common Stock. Options issued to Outside Directors under this plan become exercisable on the first anniversary of the date of the grant. All options granted to Outside Directors under this plan will be non-qualified stock options and will be exercisable for ten years from the date of each grant. The exercise price of such options shall be equal to the average closing bid price for the 20 trading days before the Company's annual meeting of shareholders.


    ADMINISTRATION OF THE PLANS. Each of the Stock Plans is administered by the Compensation Committee of the Board of Directors, except for grants to Outside Directors under the 1997 Stock Plan, which are intended to be self-governing to the extent required by Rule 16b-3. Except for grants to Outside Directors under the 1997 Stock Plan, the Compensation Committee determines the persons to whom, and the times at which, awards are granted, the type of awards granted and all other related terms and conditions of the awards, subject to certain limitations set forth in the respective plans. Under each of the Stock Plans, the Compensation Committee must consist of at least three directors, including, in certain instances, the Chairman of the Board. With respect to any options or awards to any Section 16 Insider, the Compensation Committee must consist of at least two directors who are "non-employee directors" under Rule 16b-3 and all authority and discretion must be exercised by the "non-employee directors." In this regard, Mr. Eaton, as Chairman of the Board, does not vote and does not exercise any authority or discretion with respect to any options or awards to any Section 16 Insider.


401(K) PLAN

    The Company has a defined contribution plan (the "401(k) Plan") pursuant to which employees with at least 15 months of service are eligible to participate. Participants may not contribute more than $9,500 or 15.0% of their pre-tax total compensation. The Company may at its option match a portion of the employee contributions. In 1996, the matching contributions paid by the Company totaled approximately $91,743.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The current members of the Compensation Committee are Messrs. Eaton, Paul and Ortenzio and Mr. Paul is the chairman. W. Scott Miller served as a member of the Compensation Committee until his resignation from the Board on August 1, 1996, at which time Mr. Ortenzio was appointed to the Compensation Committee. Mr. Eaton is the Chairman of the Board, President and Chief Executive Officer of the Company. Neither Mr. Paul or Mr. Ortenzio has been an officer or an employee of the Company at any time.

    TRANSACTIONS WITH MR. PAUL AND AFFILIATES. Mr. Paul, an affiliate of WCAS VI, WCAS Capital and WCAS Healthcare, is a director of the Company and the chairman of the Compensation Committee.

    In January 1996, pursuant to the Transitional Merger, Mr. Paul, WCAS VI, WCAS Capital and WCAS Healthcare received 7,729, 2,875,351, 406,562 and 67,629 shares of Special Voting Common Stock (reflecting the Settlement Agreement as defined below), respectively, and Mr. Paul, WCAS VI and WCAS Healthcare also received 318, 115,810 and 2,780 shares of the Company's Series C Preferred Stock, respectively, in exchange for shares of Transitional's common and preferred stock. The Special Voting Common Stock will be converted into 2,315,507 shares of Common Stock and the Series C Preferred Stock will be converted into 1,194,747 shares of Common Stock upon the closing of the Offering.

    Effective January 31, 1997, Mr. Paul, WCAS VI and WCAS Healthcare acquired 225, 82,308 and 1,975 shares of Common Stock, respectively, from Mr. Eaton and Mr. Fosha for an aggregate purchase price of $1,029,240, or $12.18 per share. Effective January 31, 1997, Mr. Paul, WCAS VI and WCAS Healthcare acquired 114, 41,338 and 993 shares of Series D Preferred Stock, respectively, from the Company for an aggregate purchase price of $4,244,500, or $100 per share. WCAS Capital acquired 44,250 shares of Series E Redeemable Preferred Stock and 56,491 shares of Common Stock effective January 31, 1997, for an aggregate purchase price of $4,425,000, or $100 per unit. See "Certain Transactions." The Series D Preferred Stock will be converted into 348,503 shares of Common Stock and the Series E Redeemable Preferred Stock will be redeemed upon the closing of the Offering, and accrued but unpaid dividends thereon will be paid upon redemption.

    The Company believes, based on available information regarding the Company and its financial condition and prospects and recent sales of the Company's securities, that all of the shares sold to Mr. Paul and his affiliates were sold at prices equal to the fair market value per share of the stock on the date of the respective sales.

    In addition, WCAS Capital holds approximately 96.2% of the Subordinated Debt that will be repaid with a portion of the proceeds of the Offering.


    TRANSACTIONS WITH MR. ORTENZIO AND AFFILIATES. In January 1996, pursuant to the Transitional Merger, Mr. Ortenzio received 1,884 shares of Special Voting Common Stock and Horizon Investment Associates II ("Horizon"), an affiliate of Mr. Ortenzio's father, received 39,562 shares of Special Voting Common Stock and 1,588 shares of Series C Preferred Stock. The Special Voting Common Stock will be converted into 28,584 shares of Common Stock and the Series C Preferred Stock will be converted into 15,955 shares of Common Stock upon the closing of the Offering.


    Effective January 31, 1997, Horizon acquired 567 shares of Series D Preferred Stock from the Company for an aggregate purchase price of $56,700, or $100 per unit. See "Certain Transactions." These shares of Series D Preferred Stock will be converted into 4,655 shares of Common Stock upon the closing of the Offering.

    The Company believes, based on available information regarding the Company and its financial condition and prospects and recent sales of the Company's securities, that all of the shares sold to Mr. Ortenzio and his affiliates were sold at prices equal to the fair market value per share of the stock on the date of the sale.

    TRANSACTIONS WITH MR. EATON AND AFFILIATES. On January 15, 1996, Mr. Eaton exercised options granted to him under the Company's 1992 Stock Option Plan to purchase 76,633 shares of Common Stock at an exercise price of $0.4269 per share. Effective January 31, 1997, Mr. Eaton sold such shares of Common Stock to Mr. Paul, WCAS VI, WCAS Healthcare and others for an aggregate purchase price of $933,324, or $12.18 per share.


    Mr. Eaton has outstanding options to acquire 114,948 and 34,485 shares of Common Stock at the exercise prices of $14.03 and $14.00 per share. Mr. Eaton abstained and will continue to abstain from voting on matters before the Compensation Committee in which he had or has a direct financial interest and he will not vote or exercise any authority or discretion with respect to any option or awards to or on any matters affecting any Section 16 Insider.


    The Company believes, based on available information regarding the Company and its financial condition and prospects and recent sales of the Company's securities, that all of the options granted to Mr. Eaton were granted at a price equal to or greater than the fair market value per share of the stock on the date of the grant.

    As part of the Transitional Merger, holders of Common Stock (the "Centennial Holders") and holders of the Special Voting Common Stock (the "THS Holders") placed into escrow the shares of Common Stock or Special Voting Common Stock, respectively, representing the Stock Dividend. The shares were to be held in escrow as indemnification for settlement of post-closing purchase price adjustments resulting from, imposed upon or incurred by either Centennial or Transitional. The Centennial Holders placed 232,164 shares of Common Stock (not reflecting the Reverse Stock Split) and the THS Holders placed 426,327 shares of Special Voting Common Stock (not reflecting the Reverse Stock Split) into the escrow. On January 31, 1997, Mr. Eaton as representative of the Centennial Holders (the "Centennial Agent") and Mr. Paul as representative of the THS Holders (the "THS Agent") entered into a settlement agreement (the "Settlement Agreement") whereby the parties agreed to settle any and all claims for indemnification by having the THS Holders transfer 304,218 shares of Special Voting Common Stock or cash in lieu thereof at a value for such purpose of $8.40 per share. The Centennial Holders received cash or shares of Special Voting Common Stock as designated in the Settlement Agreement. The THS Holders transferred 85,816 shares of Special Voting Common Stock to the Centennial Holders and $1.83 million cash in lieu thereof to the Centennial Holders. Mr. Eaton received $1.14 million cash in lieu of his pro-rata portion of shares of Special Voting Common Stock. Certain of the THS Holders, including Messrs. Paul and Hoover, received their pro rata portion of 122,109 shares of Special Voting Common Stock released from escrow pursuant to the Settlement Agreement.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

    On December 31, 1995, the Company entered into employment agreements with Messrs. Eaton, Dahl, Fosha and Bufford (the "Employment Agreements"). The Employment Agreements provide for a base salary, an annual bonus, and an amount for fees incurred for legal, accounting or other professional advice. The basic salaries for Messrs. Eaton, Dahl, Fosha and Bufford total $300,000, $175,000, $175,000 and $250,000, respectively. These base salaries are reviewed at least once annually on May 1 by the Board of Directors to determine whatever increase may be merited, with the minimum annual increase equal to the increase in the Consumer Price Index as published by the U.S. Department of Labor, Bureau of Statistics, for the period since the last annual review. In addition, each of these employees is eligible to participate in the 1996 Executive Stock Option Plan, management incentive programs, retirement, welfare and other benefit plans or programs of the Company, including, at the Company's sole expense, health, dental and hospitalization insurance coverage. Unless earlier terminated as provided therein, the Employment Agreements continue until December 31, 1998 (or 1999 for Mr. Eaton), and extend automatically each day for an additional day so that the remaining term continues to be two years for Mr. Eaton and one year for Messrs. Dahl, Fosha and Bufford. The Company can terminate such agreements upon the death or disability of an employee or for cause as defined therein. Each employee may terminate his employment for any reason within a 90-day period beginning on the 30th day after a Change in Control of the Company (as defined below) or within a 90-day period beginning on the one-year anniversary of a Change in Control. If Centennial terminates an Employment Agreement, or if an employee terminates his employment for Good Reason (as defined below) upon a Change in Control, then the Company must pay the employee (or, in the case of death, the employee's estate) for 12 consecutive months thereafter (24 months in the case of Mr. Eaton) the greater of one-twelfth of his salary at the rate in effect on his termination date or at the highest rate in effect at any time during the 90-day period prior to a Change in Control, as well as all amounts of his base salary that are deferred under the Company's qualified and non-qualified employee benefit plans or any other agreement or arrangement. In addition, the restrictions on the employee's outstanding incentive awards, including stock options, would lapse and such incentive awards would immediately vest. Under each of the Employment Agreements, the employee agrees to maintain the confidentiality of the Company's trade secrets and agrees, for a period of one year following termination, not to compete with or solicit employees or customers of the Company. For the purposes of the Employment Agreements, Good Reason includes an occurrence after a Change in Control including an adverse change in the employee's status, title, position or responsibilities; reduction in base salary or other compensation or benefits; or a material breach of the terms of the Employment Agreements. A Change of Control includes an acquisition of the Company's voting securities of 40% or more; a merger, consolidation or reorganization involving the Company unless at least two-thirds of the combined voting power of the corporation resulting from such merger, consolidation or reorganization is owned in substantially the same proportion as before such merger, consolidation or reorganization and the persons serving as directors before such merger, consolidation or reorganization constitute at least two-thirds of the directors of the surviving corporation; a complete liquidation or dissolution of the Company; or an agreement for the sale or disposition of all or substantially all of the Company's assets.

    In connection with the Transitional Merger, the Company assumed the obligations of Transitional and Paragon under an employment agreement dated December 1, 1994 with Laurence W. Lepley, Jr., who serves as president of Paragon, a subsidiary of Centennial (the "Lepley Agreement"). The Lepley Agreement provides for an annual base salary of $125,000 (subject to annual increases) and annual bonus, allows participation in the 1996 Employee Stock Option Plan and provides for health, dental and short and long-term disability insurance and an automobile allowance. The initial term ends on December 31, 1997, but extends for additional one-year periods, unless either party gives written notice of termination at least 30 days before the end of the then current term. Centennial may terminate Mr. Lepley's employment upon his death or his disability, or for good cause as defined therein. If Mr. Lepley's employment is terminated for any other reason or if he terminates his employment for constructive discharge, he is entitled to a lump sum severance payment in an amount equal to his salary for the most recent nine month period prior to termination of employment. Mr. Lepley agrees to maintain the confidentiality of the Company's trade secrets and agrees for a period of one year following his termination not to compete with or solicit employees or customers of the Company.

                              CERTAIN TRANSACTIONS

    On January 30, 1997, the Company sold to a company controlled by Mr. Eaton, the stock of certain indirect subsidiaries of the Company, WelCare Consolidated Resources Corporation of America, WelCare Service Corporation-II, WelCare Service Corporation-IV, WelCare Service Corporation-V and WelCare Service Corporation-VI (collectively, the "GP Corporations"). The GP Corporations serve as corporate general partners of certain public and private limited partnerships which own facilities managed by Centennial. The accounting rules which govern the Company have required it to include in its financial statements certain profits and losses of these partnerships which have tended to vary greatly from year to year. As a result of the sale of the stock of the GP Corporations, Centennial will not be required to include such profits and losses in its consolidated financial statements for future periods. The Eaton controlled company purchased the GP Corporations for nominal consideration and the Board of Directors believes it is highly unlikely that Mr. Eaton or such company will realize any profit from owning the GP Corporations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    Mr. Eaton owns 100% of the common stock of Centennial Employee Management Corporation ("CEMC"). Centennial leases its facility-based employees at cost from CEMC on a pass through basis. CEMC was set up to take advantage of reduced workers' compensation and group health insurance rates and passes on these insurance cost savings to the Company. Mr. Eaton receives no economic benefit from his ownership of this entity.

    Mr. Eaton owns 70% of the issued and outstanding stock of WelCare Management Services, Inc. ("Services"). Services owns The Health and Rehabilitation Centre at Dolphins View ("Dolphins View"), which is managed by the Company. Services exercised its right of first refusal to purchase the property from an unaffiliated owner and purchased Dolphins View in 1994. Dolphins View paid Centennial $125,634 as management fees in 1996. In the Facility Transaction, Centennial is negotiating with Services to acquire Dolphins View. Based on the value of the facility, after payment of the underlying mortgage debt and repayment of advances and accrued interest owed to Centennial, it is unlikely that Mr. Eaton and the other shareholders at Services will receive any of the proceeds of this sale.

    Ashton Woods Rehabilitation Center ("AWRC"), which is leased by the Company, is owned by Ashton Woods Limited Partnership. Mr. Dahl owns all of the outstanding stock of the corporate general partner of this partnership. Mr. Dahl receives no economic benefit from his ownership of this entity.

    A portion of the Subordinated Debt, which is to be repaid with a portion of the proceeds of the Offering, is held by WCAS Capital. Messrs. Paul and Hoover, directors of the Company, serve as general partners of the sole general partner of WCAS Capital. See "Use of Proceeds."

    WCAS VI, WCAS Healthcare, Mr. Hoover (individually and through his IRA) and Mr. Paul hold shares of Series D Preferred Stock which will be automatically converted into shares of Common Stock upon the closing of the Offering. Messrs. Paul and Hoover, directors of the Company, are affiliates of these entities. These parties acquired their shares of Series D Preferred Stock effective January 31, 1997, for $100 per share.

    WCAS VI, WCAS Healthcare, WCAS Capital, Mr. Paul and Mr. Hoover are parties to the Stock Repurchase Agreement, which provides that Centennial will acquire, to the extent net proceeds are received from the sale of Common Stock pursuant to the exercise of the Underwriters' over-allotment option, shares of Common Stock, at the Price to Public, pro rata from the Former Holders (including WCAS VI, WCAS Capital, WCAS Healthcare, Mr. Paul and Mr. Hoover).

    WCAS VI holds 44,250 shares of Series E Redeemable Preferred Stock, which is to be redeemed with a portion of the proceeds of the Offering. WCAS VI acquired the Series E Redeemable Preferred Stock effective January 31, 1997, for $100 a unit (which unit included one share of Series E Redeemable Preferred Stock and 1.85102 shares of Common Stock not reflecting the Reverse Stock Split) and will receive $4,425,000 for the Series E Redeemable Preferred Stock upon the closing of the Offering, exclusive of dividends accrued at 10% from January 31, 1997 to the date of the closing of the Offering, which will be paid from operating cash flow. Messrs. Paul and Hoover are general partners of the sole general partner of WCAS VI. See "Use of Proceeds."

    In connection with the Transitional Merger, the THS Holders and the Centennial Holders entered into an escrow agreement whereby shares representing the Stock Dividend were placed in escrow until the parties completed final due diligence and certain contingencies were settled. The shares were to be released to either the THS Holders or the Centennial Holders, as determined by agreement of the Centennial Agent and the THS Agent, in order to adjust the proportionate ownership interest each group of holders received in Centennial. This escrow arrangement had the effect of adjusting the purchase price by decreasing the amount of dilution to the Centennial Holders.

    In January 1997, the Centennial Agent and the THS Agent entered into the Settlement Agreement which determined the distribution of the escrowed shares. Pursuant to the Settlement Agreement, the Centennial Holders received all of their shares of Common Stock and approximately 70% of the shares of Special Voting Common Stock placed in escrow by the THS Holders. The THS Holders were allowed to substitute cash for their shares of Special Voting Common Stock at the then estimated fair market value of approximately $8.40 per share. As a result, $1.8 million (representing 218,396 shares at $8.40 per share) and 85,816 shares (not reflecting the Reverse Stock Split) were transferred to the Centennial Holders. Under the Settlement Agreement, Mr. Eaton and Mr. Fosha received approximately $1.14 million and approximately $36,800 in cash, respectively, in lieu of their pro rata portions of shares of Special Voting Common Stock, and Mr. Dahl received 5,881 shares of Special Voting Common Stock (not reflecting the Reverse Stock Split). The remaining 122,115 shares of Special Voting Common Stock (not reflecting the Reverse Stock Split) were released from escrow and returned to the THS Holders. WCAS VI, WCAS Capital, WCAS Healthcare and Messrs. Paul, Hoover and Bufford received their pro rata portion of 122,109 shares of Special Voting Common Stock released from escrow pursuant to the Settlement Agreement.

    Based on the revised percentages of ownership in Centennial resulting from the Settlement Agreement, the Company adjusted goodwill through a reduction in the value of the Special Voting Common Stock issued in the Transitional Merger. Based on the timing of the issuance of the December 31, 1995 financial statements, such adjustment was reflected in the original valuation of goodwill and the Special Voting Common Stock.

    Prior to consummation of the Transitional Merger, Mr. Bufford borrowed $528,480 from Transitional to purchase 330,300 shares of Transitional's common stock, which shares were converted into 61,684 shares of Special Voting Common Stock upon the Transitional Merger. Pursuant to a Promissory Note for $528,480 dated December 31, 1995, the original principal amount and accrued but unpaid interest must be repaid on or before December 31, 2005. Interest accrues at an annual rate equal to the prime rate (as announced by CoreStates from time to time) plus 1%. Repayment of the note is secured by a pledge of 59,615 shares of Mr. Bufford's Common Stock.

                PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDERS


    The following table sets forth certain information with respect to beneficial ownership of the Common Stock, as adjusted to give effect to the sale of the shares of Common Stock offered by the Company in the Offering, by (i) each person known by the Company to be a beneficial owner of more than 5% of the Common Stock and certain other beneficial owners of Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group. Except as otherwise specified, the named beneficial owner has sole voting and investment power.

                                                                           SHARES                      SHARES
                                                                     BENEFICIALLY OWNED          BENEFICIALLY OWNED
                                                                  BEFORE THE OFFERING (1)      AFTER THE OFFERING (1)
                                                               ------------------------------  -----------------------
                            NAME                                    NUMBER         PERCENT       NUMBER      PERCENT
-------------------------------------------------------------  ----------------  ------------  -----------  ----------
Welsh, Carson, Anderson & Stowe VI, L.P......................     3,568,471(2)         47.4%     3,568,471       31.0%
WCAS Capital Partners II, L.P................................       336,896(3)          4.5        336,896        2.9
WCAS Healthcare Partners L.P.................................        84,703(4)          1.1         84,703          *
J. Stephen Eaton.............................................     1,187,214(5)         15.6      1,187,214       10.2
South Atlantic Venture Fund II, Limited Partnership..........       808,963(6)         10.8        808,963        7.0
South Atlantic Venture Fund III, Limited Partnership.........       206,214(7)          2.7        206,214        1.8
Randall J. Bufford...........................................       169,470(8)          2.2        169,470        1.5
Laurence W. Lepley, Jr.......................................       145,021(9)          1.9        145,021        1.3
Alan C. Dahl.................................................        79,439(10)         1.1         79,439          *
Kent C. Fosha, Sr............................................        63,412(11)           *         63,412          *
Horizon Investment Associates II.............................        47,895(12)           *         47,895          *
James B. Hoover..............................................        12,107(13)           *         12,107          *
Andrew M. Paul...............................................         9,686(14)           *          9,686          *
Robert A. Ortenzio...........................................         1,299(15)           *          1,299          *
Bertil D. Nordin.............................................            --(16)           *             --          *
All directors and executive officers as a group (14
 persons)....................................................     1,730,440            22.4%     1,730,440       14.8%

------------------

 * Less than 1.0% of the outstanding Common Stock.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes general voting power and/or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable within sixty days are deemed outstanding for computing the percentage of ownership of the option holder or holders. Assumes no exercise of the Underwriter's over-allotment option or stock repurchase.

 (2) Includes 3,486,163 shares issuable upon the conversion of Special Voting Common Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815.

 (3) Includes 280,405 shares issuable upon the conversion of Special Voting Common Stock into Common Stock upon the closing of the Offering. Does not include 44,250 shares of Series E Redeemable Preferred Stock to be redeemed with a portion of the proceeds of the Offering. The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815.

 (4) Includes 82,728 shares issuable upon the conversion of Special Voting Common Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815.

 (5) Includes 71,843 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include options to acquire 77.590 shares that are not exercisable within 60 days. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

 (6) Includes 777,888 shares issuable upon the conversion of Special Voting Common Stock, Series A and B Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. Does not include 1,448 shares of Series E Redeemable Preferred Stock not convertible into Common Stock and to be redeemed with a portion of the proceeds of the Offering. The shareholder's address is 614 West Bay Street, Suite 200, Tampa, Florida 33606-2704.

 (7) Includes 168,813 shares issuable upon the conversion of Special Voting Common Stock, Series B Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. Does not include 4,302 shares of Series E Redeemable Preferred Stock not convertible into Common Stock. The shareholder's address is 614 West Bay Street, Suite 200, Tampa, Florida 33606-2704.

 (8) Includes 43,979 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days, and 125,491 shares issuable upon conversion of Special Voting Common Stock into Common Stock upon the closing of the Offering, which shares are pledged to Centennial to secure repayment of a promissory note in the amount of $528,480. Does not include options to acquire 34,730 shares that are not exercisable within 60 days. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

 (9) Includes 6,316 shares purchasable upon exercise of stock options that are currently exercisable and 138,705 shares issuable upon the conversion of Special Voting Common Stock and Series C Preferred Stock into Common Stock upon the closing of the Offering. Does not include options to acquire 31,611 shares that are not exercisable within 60 days. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

(10) Includes 23,947 shares purchasable upon the exercise of stock options that are currently exercisable or will become exercisable within 60 days and 4,056 shares issuable upon the conversion of Special Voting Common Stock into Common Stock. Does not include options to acquire 4,028 shares that are not exercisable within 60 days. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

(11) Includes 35,442 shares purchasable upon exercise of stock options that are currently exercisable or will become exercisable within 60 days. Does not include options to acquire 31,611 shares that are not exercisable within 60 days. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.

(12) Includes 47,895 shares issuable upon the conversion of Special Voting Common Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. The shareholder's address is 4718 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055.


(13) Includes 5,409 shares held by the James Hoover IRA which are issuable upon the conversion of Special Voting Common Stock and Series C Preferred Stock into Common Stock and 6,416 shares owned directly which are issuable upon the conversion of Special Voting Common Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. Does not include shares held by WCAS VI, WCAS Capital or WCAS Healthcare, of which Mr. Hoover serves as a general partner of the general partner or is an affiliate. Mr. Hoover disclaims beneficial ownership of these shares. The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815.



(14) Includes 9,461 shares issuable upon the conversion of Special Voting Common Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. Does not include shares held by WCAS VI, WCAS Capital, or WCAS Healthcare, of which entities Mr. Paul serves as a general partner of the general partner or is an affiliate. Mr. Paul disclaims beneficial ownership of these shares. The shareholder's address is 320 Park Avenue, Suite 2500, New York, New York 10022-6815.



(15) Includes 1,299 shares issuable upon the conversion of Special Voting Common Stock into Common Stock upon the closing of the Offering. Does not include 47,895 shares held by Horizon Investment Associates II, of which Mr. Ortenzio's father is an affiliate, issuable upon conversion of Special Voting Common Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock upon the closing of the Offering. Mr. Ortenzio disclaims beneficial ownership of such shares. The shareholder's address is 4718 Old Gettysburg Road, Mechanicsburg, Pennsylvania 17055.



(16) Does not include options to acquire 10,345 shares that are not exercisable within 60 days or 206,214 shares held by South Atlantic III, of which Mr. Nordin is a special limited partner. Mr. Nordin disclaims beneficial ownership of the shares owned by South Atlantic. The shareholder's address is 400 Perimeter Center Terrace, Suite 650, Atlanta, Georgia 30346.



    The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as adjusted to give effect to the sale of shares of Common Stock offered by the Company in the Offering and to give effect to the full exercise by the Underwriters of the over-allotment option and the purchase by the Company with the net proceeds received by the Company from such exercise ($7.8 million) of 558,000 shares of Common Stock at the Price to Public in the Offering (the "Stock Repurchase") pro rata from the former holders of the Company's Series C Preferred Stock (the "Former Holders"). This information is presented for (i) each person known by the Company to be a beneficial owner of more than 5% of the Common Stock and certain other beneficial owners of Common Stock, (ii) each director of the Company, (iii) each of the Named Executive Officers, (iv) all directors and executive officers of the Company as a group, and (v) all of the Former Holders. Except as otherwise specified in the notes to the previous table, the named beneficial owner has sole voting and investment power as described in note 1 to the previous table.

                                                                                               SHARES BENEFICIALLY
                                                                                               OWNED AFTER OFFERING
                                                                                               AND STOCK REPURCHASE
                                                                         NUMBER OF SHARES           AGREEMENT
                                                                           ELIGIBLE FOR       ----------------------
                                NAME                                   STOCK REPURCHASE (1)    NUMBER      PERCENT
---------------------------------------------------------------------  ---------------------  ---------  -----------
Welsh, Carson, Anderson & Stowe VI L.P.(1)...........................          448,501        3,119,970        27.0%
WCAS Capital Partners II, L.P........................................               --          336,896         2.9
WCAS Healthcare Partners L.P.(1).....................................           10,766           73,937           *
J. Stephen Eaton.....................................................               --        1,187,214        10.2
South Atlantic Venture Fund II.......................................               --          808,963         7.0
South Atlantic Venture Fund III......................................               --          206,214         1.8
Randall J. Bufford...................................................               --          169,470         1.4
Lawrence W. Lepley, Jr.(1)...........................................           24,325          120,696         1.0
Alan C. Dahl.........................................................               --           79,439           *
Kent C. Fosha, Sr....................................................               --           63,412           *
Horizon Investment Associates II(1)(3)...............................            6,150           41,745           *
James B. Hoover(1)(2)................................................            1,541           10,566           *
Andrew M. Paul(1)(2).................................................            1,231            8,455           *
Robert A. Ortenzio(3)................................................               --            1,299           *
Bertil D. Nordin.....................................................               --               --           *
All directors and executive officers as a group
  (14 persons).......................................................           43,345        1,687,095        13.7
Bruce K. Anderson(1)(2)..............................................            3,075           21,115           *
James W. Baker, Jr.(1)...............................................            1,801            8,084           *
James W. Baker, Jr. I/O IRA(1).......................................              360            1,616           *
Robert M. Baker, M.D. - North Broward Radiologists
  Employee Profit Sharing Plan(1)....................................              716            3,226           *
Wiley P. Ballard, Jr.(1).............................................              577            2,715           *
Hoyt W. Boone, Jr.(1)................................................              716            3,384           *
Russell L. Carson(1)(2)..............................................            3,075           21,115           *
CID Equity Capital III, L.P.(1)......................................           40,997          260,908         2.3
Delaware Charter Trust Co., Trustee FBO the IRA Rollover
  of Richard H. Stowe(1).............................................              770            4,639           *
Beauregard A. Fournet, Jr.(1)........................................            1,440            6,788           *
John G. Hundley(1)...................................................               46            2,961           *
Kelly Family Partnership, Ltd.(1)....................................              968            6,055           *
James T. Kelly Family Trust(1).......................................              565            3,210           *
David M. Kitchen(1)..................................................              333            6,216           *
Thomas E. McInerney(1)(2)............................................              616            4,226           *
Robert A. Minicucci(1)(2)............................................              461            3,161           *
J.O. Patterson(1)....................................................              716            3,386           *
Prudential Securities, Inc., C/F John G. Hundley IRA Rollover(1).....              155              877           *
Richard H. Stowe(1)(2)...............................................              770            5,928           *
James J. TerBeest(1).................................................              445            7,149           *
John W. Ulfers(1)....................................................              716            3,226           *
Laura Van Buren(1)(2)................................................               62              424           *
David C. Watkins(1)..................................................            3,032           14,266           *
Patrick J. Welsh(1)(2)...............................................            3,075           21,115           *



*   Less than 1.0% of the outstanding Common Stock.



(1) Each of these Former Holders may elect, but is not obligated, to sell a pro rata portion of the shares of Common Stock received upon the conversion of the Series C Preferred Stock to the Company pursuant to the Stock Repurchase Agreement. The number indicated for each Former Holder assumes that the Company purchases at the Price to Public in the Offering all 558,000 shares available for repurchase with the net proceeds ($7.8 million) received by the Company from the sale of 600,000 shares pursuant to the Underwriters exercise of the over-allotment option and that each Former Holder sells its pro rata portion of such shares of Common Stock eligible in the Stock Repurchase. Each of the Former Holders must indicate to the Company on or before July 15, 1997, whether such Former Holder desires to participate in the Stock Repurchase. If any of the Former Holders do not elect to participate, the Company will purchase less than 558,000 shares and the net proceeds not used in the Stock Repurchase will be available to the Company and will be used by the Company to repay additional amounts under the Senior Credit Facility. See "Use of Proceeds."



(2) Messrs. Hoover and Paul, directors of the Company, and Messrs. Welsh, Carson, Anderson, Stowe, McInerney and Minicucci and Ms. Van Buren are general partners of the general partner of WCAS VI. Messrs. Welsh and Carson are general partners of WCAS Healthcare. Each of these Former Holders disclaims beneficial ownership of the shares of Common Stock owned by WCAS VI and WCAS Healthcare.



(3) The father of Mr. Ortenzio, a director of the Company, is an affiliate of Horizon Investment Associates II and Mr. Ortenzio disclaims beneficial ownership of the shares of Common Stock held by Horizon Investment Associates II.

                          DESCRIPTION OF CAPITAL STOCK

    The following description of the capital stock of the Company is only a summary and is subject to the provisions of the Articles and Bylaws, copies of which have been included as exhibits to the Registration Statement of which this Prospectus forms a part, and the provisions of Georgia law. The following discussion is qualified in its entirety by reference to such exhibits.

    The authorized capital stock of the Company, without giving effect to the Reverse Stock Split, consists of 50,000,000 shares of Common Stock, $0.01 par value per share (the "Common Stock"); 5,000,000 shares of Special Voting Common Stock, no par value per share (the "Special Voting Common Stock"); 205,541 shares of Series A Convertible Preferred Stock, $11.0011 par value per share (the "Series A Preferred Stock"); 328,892 shares of Series B Convertible Preferred Stock, $8.7377 par value per share (the "Series B Preferred Stock"); 144,086 shares of Series C Convertible Preferred Stock, $1.00 par value per share (the "Series C Preferred Stock"); 50,000 shares of Series D Convertible Preferred Stock, $1.00 par value per share (the "Series D Preferred Stock"); and 50,000 shares of Series E Redeemable Preferred Stock, $1.00 par value per share (the "Series E Redeemable Preferred Stock"). Giving effect to the Reverse Stock Split, all shares of Special Voting Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock currently issued and outstanding will be automatically converted by their terms into 2,942,520 shares, 604,053 shares, 252,038 shares, 1,447,710 shares and
410,529 shares of Common Stock, respectively, upon the closing of the Offering. A portion of the proceeds of the Offering will be used to redeem all of the Series E Redeemable Preferred Stock. Accordingly, no information regarding the currently outstanding shares of such classes is set forth below. As of March 31, 1997, there were 7,525,122 shares of Common Stock issued and outstanding (giving effect to the conversion of the Special Voting Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock into Common Stock and the redemption of the Series E Redeemable Preferred Stock) and approximately 66 holders of record of Common Stock. To the extent of the net proceeds attributable to the sale of shares of Common Stock pursuant to the Underwriters' exercise of their over-allotment option, the Company plans to repurchase shares of Common Stock at the Price to Public pro rata from the Former Holders.

    Each holder of Common Stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefore, and subject to the dividend restrictions in certain bank credit facilities the Company has with its lenders. See "Dividend Policy." The holders of Common Stock will share ratably in all assets of the Company remaining after the payment of liabilities in the event of the liquidation, dissolution or winding-up of the Company. There are no preemptive or subscription rights (other than the rights of option holders), conversion rights, or redemption or sinking fund provisions with respect to the Common Stock. All of the Company's presently issued and outstanding Common Stock is fully paid and nonassessable.

    Under the Articles, the Board of Directors has the authority to issue 50,000,000 shares of preferred stock in one or more classes or series, and, within certain limitations, to determine the voting rights (including the right to vote as a series on particular matters), preferences as to dividends and in liquidation and conversion and other rights of such series. Centennial has no current plans to issue any shares of such preferred stock. The rights of the holders of Common Stock discussed above are subject to such rights as the Board of Directors may hereafter confer on the holders of the preferred stock, which rights may adversely affect the rights of holders of Common Stock.

CERTAIN PROVISIONS OF THE ARTICLES, BYLAWS AND GEORGIA LAW

    CLASSIFICATION OF BOARD OF DIRECTORS. The Articles and Bylaws of the Company divide the Board of Directors into three classes, designated as Class I, Class II and Class III, respectively, each class to be as nearly equal in number as possible. The term of Class I, Class II and Class III directors will expire at the

1998, 1999 and 2000 annual meetings of shareholders, respectively, and in all cases directors elected will serve until their respective successors are elected and qualified. At each annual meeting of shareholders, directors will be elected to succeed those in the class whose terms then expire, each elected director to serve for a term expiring at the third succeeding annual meeting of shareholders after such director's election, and until the director's successor is elected and qualified. Thus, directors elected stand for election only once in three years.

    ADDITIONAL DIRECTORSHIPS, VACANCIES AND REMOVAL OF DIRECTORS. The Bylaws of the Company provide that the Board shall consist of up to nine members, the exact number to be determined by resolution of the Board from time to time. Under the Georgia Business Corporation Code (the "GBCC"), the Articles and Bylaws, the Board of Directors is authorized to create additional directorships and abolish any vacant directorships, so long as the size of the Board does not exceed nine Directors. Newly-created directorships and vacancies may be filled by a majority of directors then in office to hold office until the next annual meeting of shareholders and until their successors are elected and qualified.

    ADVANCE NOTICE REQUIREMENTS FOR SHAREHOLDER PROPOSALS AND DIRECTOR NOMINATIONS. The Bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the Board or a committee thereof, of candidates for election as directors (the "Nomination Procedure") as well as for other shareholder proposals to be considered at annual shareholders' meetings. Notice to the Company from a shareholder who proposes to nominate a person at a meeting for election as a director generally must be given not less than 120 nor more than 150 days prior to the anniversary of the date notice of the annual meeting of shareholders was given in the preceding year and contain,
(i) the name and record address of the shareholder who intends to make the nomination, (ii) the name, age and residence address of the nominee, (iii) the principal occupation or employment of the nominee, (iv) the class, series and number of shares held of record, beneficially and by proxy, by the shareholder and the nominee as of the record date of such meeting (if such record date is publicly available) and as of the date of such notice, and (v) such other information relating to the nominee proposed by such shareholder as is required to be included in a proxy statement or otherwise required pursuant to Regulation 14A under the Securities Exchange Act of 1934, including the written consent of each nominee to be named in the proxy statement and to serve as a director of the Company if so elected. The presiding officer of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the Nomination Procedure. Similar advance notice must be given of any other proposed business which a shareholder proposes to bring before an annual meeting of shareholders. Such notice must contain (i) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting, (ii) the name and record address of the shareholder proposing such business, (iii) the class, series and number of shares of the Company's stock which are held of record, beneficially and by proxy by the shareholder as of the record date of such meeting (if such record date is publicly available) and as of the date of such notice, (iv) a description of all arrangements or understandings between the shareholder and any other person or persons (naming such person or persons) in connection with the proposing of such business by the shareholder, and (v) any material interest of the shareholder in such business. The purpose of requiring advance notice is to afford the Board an opportunity to consider the qualifications of the proposed nominees or the merits of other shareholder proposals and, to the extent deemed necessary or desirable by the Board, to inform shareholders about those matters. Although the advance notice provisions do not give the Board any power to approve or disapprove shareholder nominations or proposals for action by the Company, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the procedures established by the Bylaws are not followed and of discouraging or deterring a third-party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposals, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareholders.

    ANTI-TAKEOVER EFFECTS. The foregoing provisions of the Articles and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the continuity and stability of the Board and the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change in control of the Company. These provisions are also designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights, however, such provisions may discourage third parties from making tender offers for the Company's shares. As a result, the market price of the Common Stock may not benefit from any premium that might occur in anticipation of a threatened or actual change in control. Such provisions also may have the effect of preventing changes in the management of the Company. The Articles require a majority of the outstanding shares of Common Stock to approve amendments to the Articles, a Change in Control (as defined therein), the voluntary liquidation, dissolution or winding up of the Company, to adopt any provision inconsistent with or to repeal Article IV of the Articles and any other transaction defined by the GBCC as a "business combination."


    FAIR PRICE REQUIREMENTS. The Bylaws adopt the Fair Price requirements of the GBCC (O.C.C.A. Section 14-2-1110 ET SEQ.) which generally prohibits a Georgia corporation from engaging in a "business combination" with an "interested shareholder" unless the business combination is (i) unanimously approved by the directors of the Company, or (ii) is recommended by at least two-thirds of the directors of the Company and approved by a majority of the votes entitled to be cast by the holders of Common Stock, other than the Common Stock beneficially owned by the interested shareholder who is a party to the business combination. For these purposes, "business combination" generally includes any merger, asset-sale, share exchange, or other transaction resulting in a financial benefit to an interested shareholder, define to mean a person who is the beneficial owner of ten percent or more of the Common Stock.

    GEORGIA BUSINESS COMBINATION STATUTE. The Bylaws also adopt the Georgia Business Combination Statute (O.C.C.A. Section 14-2-1131 ET. SEQ.) which generally prohibits various "business combinations" involving "interested shareholders" for a period of five years after the shareholder becomes an interested shareholder of the Company. Such provisions prohibit any business combination with an interested shareholder unless either (i) prior to such time, the Board of Directors approves either the business combination or the transaction by which such shareholder became an interested shareholder, (ii) in the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90% of the outstanding voting stock of the Company which was not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company, or (iii) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in such shareholder owning at least 90% of the outstanding voting stock of the Company and the business combination is approved by a majority of the disinterested shareholders' shares not held by directors, officers, affiliates thereof, subsidiaries or certain employee stock option plans of the Company. Under the relevant provisions of the GBCC, a "business combination" is defined to include, among other things, (i) any merger, consolidation, share exchange or any sale, transfer or other disposition (or series of related sales or transfers) of assets of the Company having an aggregate book value of 10% or more of the Company's net assets (measured as of the end of the most recent fiscal quarter), with an interested shareholder of the Company or any other corporation which is or, after giving effect to such business combination, becomes an affiliate of any such interested shareholder, (ii) the liquidation or dissolution of the Company, (iii) the receipt by an interested shareholder of any benefit from any loan, advance, guarantee, pledge, tax credit or other financial benefit from the Company, other than in the ordinary course of business, and (iv) certain other transactions involving the issuance or reclassification of securities of the Company which produce the result that 5% or more of the total equity shares of the Company, or of any class or series thereof, is owned by an interested shareholder. An "interested shareholder" is defined by the GBCC to include any person or entity that, together with its affiliates, beneficially owns or has the right to own 10% or more of the outstanding voting shares of the Company, or any person that is an affiliate of the Company and has, at any time within the preceding two-year period, been the beneficial owner of 10% or more of the outstanding voting shares of the Company. The restrictions on business combinations shall not apply to any person who was an interested shareholder before the adoption of the Bylaws which made the provisions applicable to the Company nor to any persons who subsequently become interested shareholders inadvertently, subsequently divest sufficient shares so that the shareholder ceases to be an interested shareholder and would not, at any time within the five-year period immediately before a business combination involving the shareholder have been an interested shareholder but for the inadvertent acquisition.

LIMITATION ON DIRECTORS' LIABILITY

    In accordance with the GBCC, the Articles provide that the directors of the Company shall not be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director except (i) for any appropriation, in violation of its duties, of any business opportunity of the Company, (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) under Section 14-2-832 of the GBCC, which relates to unlawful payments of dividends and unlawful stock repurchases and redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not eliminate a director's fiduciary duties; it merely eliminates the possibility of damage awards against a director personally which may be occasioned by certain unintentional breaches (including situations that may involve grossly negligent business decisions) by the director of those duties. The provision has no effect on the availability of equitable remedies, such as injunctive relief or rescission, which might be necessitated by a director's breach of his or her fiduciary duties. However, equitable remedies may not be available as a practical matter where transactions (such as merger transactions) have already been consummated. The inclusion of this provision in the Articles may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the Company and its shareholders.

INDEMNIFICATION AND INSURANCE

    The Articles and Bylaws provide that the Company shall indemnify and hold harmless each of its directors, officers, employees and agents to the extent that he or she is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer, employee or agent of the Company, against expenses (including, but not limited to, attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding; provided, however, that no indemnification shall be made for (i) any appropriation, in violation of his duties, of any business opportunity of the Company, (ii) acts or omissions which involve intentional misconduct or a knowing violation of law, (iii) any liability under Section 14-2-832 of the GBCC, which relates to unlawful payments of dividends and unlawful stock repurchases and redemptions, or (iv) any transaction from which he derived an improper personal benefit. The Company has the power, under its Bylaws, to obtain insurance on behalf of any director, officer, employee or agent of the Company against any liability asserted against or incurred by such person in any such capacity, whether or not the Company has the power to indemnify such person against such liability at that time under the Articles or Bylaws.

TRANSFER AGENT AND REGISTRAR

    The proposed transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, the Company will have outstanding 11,525,122 shares of Common Stock. Of these outstanding shares, the 4,000,000 shares sold in the Offering (4,600,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, except for shares purchased by "affiliates" of the Company, as that term is defined in Rule 144 (which may generally be sold only in compliance with Rule 144).

    The remaining 7,525,122 shares of Common Stock outstanding after the Offering will be "restricted shares" (the "Restricted Shares") within the meaning of Rule 144 and may not be sold except in compliance with the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") or pursuant to an exemption from registration such as the exemption provided by Rule 144. Substantially all of the Restricted Shares are subject to the Lock-up Agreements (described below). Upon expiration of the Lock-up Period (defined below), (i) approximately 383,047 Restricted Shares will be eligible for sale in the public market without restriction pursuant to Rule 144(k) or Rule 701 and (ii) approximately 6,608,535 Restricted Shares will be eligible for sale in the public market, subject to the volume limitations, manner of sale and other conditions of Rule 144.

    The Company, all of its officers and directors, and substantially all of its shareholders and option holders have agreed to enter into the Lock-up Agreements. The Lock-up Agreements generally provide that the Company's officers, directors, shareholders and option holders will not offer, sell or otherwise dispose of any shares of Common Stock or any securities that are convertible into or exercisable for Common Stock owned by them for a period of 180 days after the date of this Prospectus (the "Lock-up Period"), without the prior written consent of Alex. Brown & Sons Incorporated. Similarly, the Company has agreed generally that it will not issue, offer, sell, grant options to purchase or otherwise dispose of any of its equity securities during the Lock-up Period, except that the Company may grant stock options under the Stock Plans and issue shares of Common Stock upon the exercise of options previously granted.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons deemed to be affiliates, whose Restricted Shares have been fully paid for and held for at least a one-year period (as computed under Rule 144), may sell such securities in brokers' transactions or directly to market makers, provided the number of shares sold in any three-month period does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (approximately 115,251 shares based on the number of shares to be outstanding after the Offering) or (ii) the average weekly trading volume of the Common Stock in the public market during the four calendar weeks preceding the filing of the seller's Form 144 required to be filed by Rule 144. Sales under Rule 144 are also subject to the availability of current public information concerning the Company. A person (or persons whose shares are aggregated) who is not deemed an affiliate of the Company at any time during the 90 days immediately preceding a sale and whose Restricted Shares have been fully paid for and held for at least a two-year period (as computed under Rule 144), may sell such shares under Rule 144(k) without regard to the volume and manner of sale limitations described above. In addition, Rule 144A promulgated under the Securities Act ("Rule 144A") permits the immediate sale by the current holders of Restricted Shares of all or a portion of their shares to certain qualified institutional buyers as defined in Rule 144A.

    The Securities and Exchange Commission has proposed certain amendments to Rule 144 that would eliminate the manner of sale requirements and change other conditions to the sale of shares in the public market under Rule 144. The proposal is intended to ease compliance with Rule 144 and, if adopted, could increase the number of shares of Common Stock sold in reliance on Rule 144 following the expiration of the Lock-up Period. No assurance can be given whether or when the proposal to amend Rule 144 will be adopted by the Commission.

    Substantially all of the approximately 253,605 shares of Common Stock which may be acquired upon the exercise of stock options which are vested or which will vest during the Lock-up Period (collectively, the "Option Shares") are subject to the Lock-up Agreements. The Option Shares, however, may be eligible for resale following the expiration of the Lock-up Period (subject, in the case of affiliates, to certain limitations) pursuant to Rule 701 or a Form S-8 registration statement to be filed by the Company under the Securities Act. See "Management -- Stock Plans." Additional options will continue to vest and may be exercised and sold from time to time by option holders following the expiration of the Lock-up Agreements.

    The Company intends to file one or more registration statements on Form S-8 to register all shares of Common Stock issuable under the Company's Stock Plans within 30 days after the date of this Prospectus and these registration statements are expected to become effective immediately upon filing. Shares covered by these registration statements will be eligible for sale in the public market after the effective date of such registration statement and following the expiration of the Lock-up Period, subject to Rule 144 limitations applicable to affiliates of the Company. See "Management -- Stock Plans."

    Sales of Common Stock in the public market, or the availability of such shares for sale, could adversely affect the market price of the Common Stock and make it more difficult for the Company to sell equity securities in the future at a time and price which it deems appropriate. The Company is unable to estimate accurately the number of Restricted Shares that will be sold in the future under Rule 144 because such sales will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.

REGISTRATION RIGHTS

    J. Stephen Eaton, South Atlantic II, South Atlantic III, WCAS VI, WCAS Capital, WCAS Healthcare, CID Equity and certain of the holders of the Special Voting Common Stock, or their respective transferees (collectively, the "Rights Holders") are entitled to certain rights with respect to the registration under the Securities Act of approximately 6,953,236 shares of Common Stock upon completion of the Offering (the "Registrable Securities"). These rights are provided under the terms of a Registration Rights Agreement dated as of December 31, 1995, as amended by a First Amendment to Registration Rights Agreement dated as of January 31, 1997 (together, the "Registration Rights Agreement").

    Pursuant to the Registration Rights Agreement, the Company granted to the Rights Holders up to two demand registrations, subject to certain limitations and other terms and conditions, upon the written demand from the holders of at least a majority of the outstanding shares of Registrable Securities. In addition to the demand registration rights described above, the Registration Rights Agreement provides that the Company shall effect a registration on Form S-3, subject to certain limitations and other terms and conditions, upon written request of any Rights Holder. The Registration Rights Agreement also provides that if the Company at any time or from time to time proposes to register any of its securities under the Securities Act, on a form other than Form S-4 or S-8 or any successor form, the Rights Holders are entitled to have their shares included in such registration statement on a pro rata basis, subject to certain limitations and other terms and conditions. Any registrations effected by the Company pursuant to the Registration Rights Agreement are at the expense of the Company.

    In addition, the Rights Holders are permitted to participate in any offering, subject to certain restrictions, in the event the Company proposes to register any of its equity securities under the Securities Act. The Company has agreed under the Registration Rights Agreement to indemnify the selling holders of Registrable Securities against certain liabilities under the Securities Act. Likewise, the Rights Holders have agreed under the Registration Rights Agreement to indemnify the Company against certain liabilities under the Securities Act.

    To the extent required, substantially all of the holders of the registration rights described above have agreed to waive any right they may have to participate in the Offering and not to exercise such registration rights for a period of 180 days after the date of this Prospectus.

    In addition, as part of the consideration for the Home Health Acquisition, the sellers of TCC received a note that may convert into 142,857 shares of Common Stock after 180 days after the closing of the Offering and will have piggyback registration rights.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, Alex. Brown & Sons Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and Equitable Securities Corporation (the "Representatives"), have severally agreed to purchase from the Company the following respective numbers of shares of Common Stock at the initial public offering price, less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                                        NUMBER OF
      UNDERWRITER                                                                                        SHARES
                                                                                                       -----------
Alex. Brown & Sons Incorporated......................................................................
Donaldson, Lufkin & Jenrette Securities Corporation..................................................
Morgan Stanley & Co. Incorporated....................................................................
Equitable Securities Corporation.....................................................................
                                                                                                       -----------
      Total..........................................................................................    4,000,000
                                                                                                       -----------
                                                                                                       -----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

    The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of $              per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $              per share to certain other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives.

    The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 600,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 4,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 4,000,000 shares are being offered.

    Up to five percent of the shares of Common Stock offered hereby may be reserved for sale to the Company's employees and certain other persons. Sales of shares to such persons will be at the initial public offering price. The number of shares available for sale to the general public may be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

    The Company has agreed to indemnify the Underwriters and certain controlling persons against certain liabilities, including liabilities under the Securities Act.

    The Company and each of its directors and executive officers and certain of its shareholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, except that the Company may issue, and grant options to purchase, shares of Common Stock under the Stock Plans, and other currently outstanding options. See "Shares Eligible for Future Sale."

    The Representatives have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    During and after the Offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. The Underwriters may also impose a penalty bid pursuant to which selling concessions allowed to Underwriters or selected dealers in respect of shares sold in the Offering for their account may be reclaimed by the Underwriters if such shares are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock at a level which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and these activities, if commenced, may be discounted at any time.

    Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company and the Representatives. The material factors to be considered in such negotiations are prevailing market conditions, the results of operations of the Company in recent periods, the market capitalization and stages of development of other companies which the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company and the present stage of the Company's development.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Nelson Mullins Riley & Scarborough, L.L.P., 999 Peachtree Street, Suite 1400, Atlanta, Georgia 30309. Paul A. Quiros, a partner at Nelson Mullins Riley & Scarborough, L.L.P., beneficially owns 41,337 shares of Common Stock and serves as the Company's secretary. Certain legal matters in connection with the Offering will be passed upon and for the Underwriters by Waller Lansden Dortch & Davis, A Professional Limited Liability Company, 511 Union Street, Suite 2100, Nashville, Tennessee 37219.

                                    EXPERTS

    The consolidated balance sheet of Centennial HealthCare Corporation and Subsidiaries as of December 31, 1995 and 1996, and the consolidated statements of operations, shareholders' equity and cash flows, for the seven months ended December 31, 1995 and the years ended December 31, 1995 and 1996, have been included herein and elsewhere in the Registration Statement in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated balance sheets of Centennial and Subsidiaries as of May 31, 1994 and 1995, and the consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years ended May 31, 1993, 1994 and 1995, have been included herein and elsewhere in the Registration Statement in reliance on the report of BDO Seidman, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated balance sheets of Transitional Health Services, Inc. and Subsidiaries as of December 31, 1994 and 1995 and the consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years ended December 31, 1994 and 1995, have been included herein and elsewhere in the Registration Statement in reliance on the report of Ernst & Young LLP, independent auditors, given on the authority of that firm as experts in accounting and auditing.

    BDO Seidman, LLP, independent accountants, previously engaged as the principal accountant to audit the Company's financial statements, was dismissed on or about October 15, 1995. Coopers & Lybrand, L.L.P., independent accountants, was engaged on or about February 6, 1996 as the principal accountant to audit the Company's financial statements. The decision to change accountants was recommended and approved by the Company's Board of Directors. The principal accountant's report of BDO Seidman, LLP, on the financial statements for the fiscal year ended May 31, 1995 did not contain an adverse opinion or a disclaimer of opinion, nor was any such report qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's fiscal year ended May 31, 1995 and the interim period preceding the dismissal of BDO Seidman, LLP, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or disclosure.

                             ADDITIONAL INFORMATION

    Centennial has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Common Stock offered hereby. Statements contained herein concerning the provisions of any documents are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, including exhibits and schedules filed therewith, may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Suite 1300, Seven World Trade Center, New York, New York 10048 and Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Registration Statement, including the exhibits and schedules thereto, is also available on the Commission's Web site at http://www.sec.gov.

    Upon completion of the Offering being made hereby, the Company will be subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, will file reports, proxy statements and other information with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
  Report of Independent Accountants........................................................................        F-2
  Consolidated Balance Sheets as of December 31, 1995 and 1996.............................................        F-3
  Consolidated Statements of Operations for the seven months ended December 31, 1995 and the years ended
    December 31, 1995 and 1996.............................................................................        F-4
  Consolidated Statements of Shareholders' Equity for the seven months ended December 31, 1995 and the
    years ended December 31, 1995 and 1996.................................................................        F-5
  Consolidated Statements of Cash Flows for the seven months ended December 31, 1995 and the years ended
    December 31, 1995 and 1996.............................................................................        F-6
  Notes to Consolidated Financial Statements...............................................................        F-7
  Condensed Consolidated Balance Sheets as of December 31, 1996 and March 31, 1997(unaudited)..............       F-27
  Condensed Consolidated Statements of Operations for the three month period ended March 31, 1996 and
    1997(unaudited)........................................................................................       F-28
  Condensed Consolidated Statements of Cash Flows for the three month period ended March 31, 1996 and
    1997(unaudited)........................................................................................       F-29
  Notes to Condensed Consolidated Financial Statements.....................................................       F-30
  Report of Independent Certified Public Accountants.......................................................       F-32
  Consolidated Balance Sheets as of May 31, 1994 and 1995..................................................       F-33
  Consolidated Statements of Operations for the years ended May 31, 1993, 1994 and 1995....................       F-34
  Consolidated Statements of Shareholders' Equity (Deficit) for the years ended May 31, 1993, 1994 and
    1995...................................................................................................       F-35
  Consolidated Statements of Cash Flows for the years ended May 31, 1993, 1994 and 1995....................       F-36
  Notes to Consolidated Financial Statements...............................................................       F-37

TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES
  Report of Independent Auditors...........................................................................       F-50
  Consolidated Balance Sheets as of December 31, 1994 and 1995.............................................       F-51
  Consolidated Statements of Operations for the years ended December 31, 1994 and 1995.....................       F-52
  Consolidated Statements of Stockholders' Equity (Deficiency) for the years ended December 31, 1994 and
    1995...................................................................................................       F-53
  Consolidated Statements of Cash Flows for the years ended December 31, 1994 and 1995.....................       F-54
  Notes to Consolidated Financial Statements...............................................................       F-55

REPORT OF INDEPENDENT ACCOUNTANTS


Board of Directors of
Centennial HealthCare Corporation

    We have audited the accompanying consolidated balance sheets of Centennial HealthCare Corporation and subsidiaries as of December 31, 1995 and 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for the seven months ended December 31, 1995 and the years ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centennial HealthCare Corporation and subsidiaries as of December 31, 1995 and 1996 and the consolidated results of their operations and their cash flows for the seven months ended December 31, 1995 and the years ended December 31, 1995 and 1996 in conformity with generally accepted accounting principles.


                                               /S/ COOPERS & LYBRAND L.L.P.


Atlanta, Georgia


March 7, 1997 except for Note 9
  as to which the date is May 27, 1997
  and Note 21 as to which the date is
  June 23, 1997

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                              DECEMBER 31,
                                                                                      ----------------------------
                                                                                          1995           1996
                                                                                      -------------  -------------
                                                      ASSETS
Current assets:
  Cash and cash equivalents.........................................................  $   4,894,448  $   6,029,763
  Patient accounts receivable and third-party payor settlements, net of allowance
    for doubtful accounts of $5,911,820 in 1995 and $2,472,138 in 1996..............     24,923,429     39,854,486
  Other receivables.................................................................      4,876,685      3,195,690
  Prepaid expenses and other current assets.........................................      2,174,993      2,665,180
  Deferred income taxes.............................................................      5,053,205      3,882,690
  Due from related parties..........................................................        159,857       --
                                                                                      -------------  -------------
    Total current assets............................................................     42,082,617     55,627,809
Property and equipment, net.........................................................     55,336,722     67,409,359
Restricted cash.....................................................................      5,949,277      6,045,035
Note receivable from affiliate......................................................      1,636,925      1,865,005
Notes and advances receivable, net..................................................       --           13,800,452
Refundable deposits, including amounts due from affiliates of $2,875,000............      4,305,594      4,334,625
Deferred costs, net.................................................................      2,979,475      3,826,112
Deferred income taxes...............................................................      4,349,961      4,101,153
Investment in unconsolidated partnerships...........................................        108,494       --
Licenses and other intangible assets, including goodwill, net.......................     37,407,113     36,297,113
Other assets........................................................................        861,580        140,923
                                                                                      -------------  -------------
  Total assets......................................................................  $ 155,017,758  $ 193,447,586
                                                                                      -------------  -------------
                                                                                      -------------  -------------
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt..............................................  $   1,648,211  $   1,710,964
  Accounts payable and accrued expenses.............................................     16,850,196     27,119,929
  Accrued payroll...................................................................      7,315,663      8,268,925
  Accrued provider and property taxes...............................................      2,130,071      2,591,002
  Estimated merger closure costs....................................................      4,908,310      3,391,000
  Other liabilities.................................................................      5,245,929      6,634,358
                                                                                      -------------  -------------
    Total current liabilities.......................................................     38,098,380     49,716,178
Long-term debt, less current maturities.............................................     59,315,574     83,437,633
Subordinated debt, less current maturities..........................................     24,243,641     24,357,397
Due to related party................................................................      1,030,246        669,544
Other long-term liabilities.........................................................      2,006,091      2,009,265
                                                                                      -------------  -------------
                                                                                        124,693,932    160,190,017
                                                                                      -------------  -------------
Commitments and contingencies (Note 16)
Redeemable preferred stock..........................................................     19,454,522     21,305,372
Shareholders' equity:
  Common stock with par value of $.01; 50,000,000 shares authorized; 1,841,239 and
    2,044,306 shares issued; 1,601,379 and 1,804,446 shares outstanding.............         18,412         20,443
  Special voting common stock with no par value; 5,000,000 shares authorized;
    2,940,639 and 2,941,325 shares issued and outstanding...........................       --             --
  Paid-in capital...................................................................      5,213,946      5,707,467
  Retained earnings.................................................................      7,652,626      8,239,967
  Treasury stock, at cost; 239,860 shares of common stock...........................     (1,487,200)    (1,487,200)
                                                                                      -------------  -------------
                                                                                         11,397,784     12,480,677
  Note receivable from shareholder..................................................       (528,480)      (528,480)
                                                                                      -------------  -------------
    Net shareholders' equity........................................................     10,869,304     11,952,197
                                                                                      -------------  -------------
    Total liabilities and shareholders' equity......................................  $ 155,017,758  $ 193,447,586
                                                                                      -------------  -------------
                                                                                      -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               FOR THE SEVEN
                                                                MONTHS ENDED           FOR THE YEARS ENDED
                                                                DECEMBER 31,               DECEMBER 31,
                                                              ----------------  ----------------------------------
                                                                    1995              1995              1996
                                                              ----------------  ----------------  ----------------
                                                                  (NOTE 1)
Revenues:
  Net patient service revenues..............................  $     42,103,452  $     71,862,297  $    227,387,341
  Management fees and other revenues........................         2,108,241         3,363,695         5,660,472
                                                              ----------------  ----------------  ----------------
      Total revenues........................................        44,211,693        75,225,992       233,047,813
                                                              ----------------  ----------------  ----------------
Expenses:
  Facility operating expenses:
    Salaries, wages and benefits (Note 15)..................        19,283,582        31,651,036       107,038,905
    Other operating expenses................................        15,978,551        26,915,007        76,285,474
  Lease expense.............................................         4,651,680         7,701,523        18,776,611
  Corporate administrative costs............................         3,525,766         5,026,652        11,399,949
  Depreciation and amortization.............................           428,992           737,738         5,011,671
                                                              ----------------  ----------------  ----------------
      Total operating expenses..............................        43,868,571        72,031,956       218,512,610
                                                              ----------------  ----------------  ----------------
                                                                       343,122         3,194,036        14,535,203
                                                              ----------------  ----------------  ----------------
Other income (expense):
  Interest income...........................................           237,075           413,630           695,194
  Interest expense..........................................          (353,404)         (589,856)      (10,067,534)
  Equity in income (loss) of unconsolidated partnerships....            24,843           448,580          (108,394)
                                                              ----------------  ----------------  ----------------
      Total other income (expense)..........................           (91,486)          272,354        (9,480,734)
                                                              ----------------  ----------------  ----------------
Income before income taxes and minority interest............           251,636         3,466,390         5,054,469
Provision for income taxes..................................          (327,738)       (1,389,106)       (2,092,447)
                                                              ----------------  ----------------  ----------------
Income (loss) before minority interest......................           (76,102)        2,077,284         2,962,022
Minority interest in net income of subsidiary, net of income
  taxes.....................................................           (82,159)         (201,250)         (182,932)
                                                              ----------------  ----------------  ----------------
      Net income (loss).....................................          (158,261)        1,876,034         2,779,090
Dividends and accretion on preferred stock..................         --                --               (2,191,749)
                                                              ----------------  ----------------  ----------------
Income (loss) applicable to common stock....................  $       (158,261) $      1,876,034  $        587,341
                                                              ----------------  ----------------  ----------------
                                                              ----------------  ----------------  ----------------
Net income (loss) per common share..........................  $           (.06) $            .72  $            .12
                                                              ----------------  ----------------  ----------------
                                                              ----------------  ----------------  ----------------
Weighted average number of common and common stock
  equivalents outstanding...................................         2,601,238         2,601,238         4,781,622
                                                              ----------------  ----------------  ----------------
                                                              ----------------  ----------------  ----------------

  The accompanying notes are an integral part of these consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                  SPECIAL VOTING COMMON                                              NOTE
                               COMMON STOCK               STOCK                                                   RECEIVABLE
                          ----------------------  ----------------------    PAID-IN     RETAINED     TREASURY        FROM
                           SHARES      AMOUNT      SHARES      AMOUNT       CAPITAL     EARNINGS       STOCK     SHAREHOLDER
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------
Balance at May 31, 1995
  (Note 1)..............  1,505,589   $  17,455      --       $  --        $  --       $ 3,551,265  $(1,487,200)  $   --
  Dividends paid on
    Series A and B
    preferred stock.....     --          --          --          --           --          (170,451)     --            --
  Exercise of common
    stock options.......     95,790         957      --          --          359,043       --           --            --
  Special voting common
    stock issued in
    connection with
    merger..............     --          --       2,940,639      --        4,854,903       --           --          (528,480)
  Accretion of preferred
    stock to estimated
    redemption value....     --          --          --          --           --         4,430,073      --            --
  Net loss..............     --          --          --          --           --          (158,261)     --            --
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------

Balance at December 31,
  1995..................  1,601,379   $  18,412   2,940,639   $  --        $5,213,946  $ 7,652,626  $(1,487,200)  $ (528,480)
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------

Balance at December 31,
  1994..................  1,505,589   $  17,455      --       $  --        $  --       $ 1,952,080  $(1,487,200)  $   --
  Dividends paid on
    Series A and B
    preferred stock.....     --          --          --          --           --          (340,897)     --            --
  Exercise of common
    stock options.......     95,790         957      --          --          359,043       --           --            --
  Special voting common
    stock issued in
    connection with
    merger..............     --          --       2,940,639      --        4,854,903       --           --          (528,480)
  Accretion of preferred
    stock to estimated
    redemption value....     --          --          --          --           --         4,165,409      --            --
  Net income............     --          --          --          --           --         1,876,034      --            --
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------
Balance at December 31,
  1995..................  1,601,379      18,412   2,940,639      --        5,213,946     7,652,626   (1,487,200)    (528,480)

  Dividends paid on
    Series A and B
    preferred stock.....     --          --          --          --           --          (340,897)     --            --
  Dividends accrued on
    Series C preferred
    stock...............     --          --          --          --           --        (1,469,797)     --            --
  Exercise of common
    stock options.......    203,067       2,031      --          --          169,747       --           --            --
  Exercise of special
    voting stock
    options.............     --          --             686      --            6,000       --           --            --
  Tax benefit on options
    exercised...........     --          --          --          --          317,774       --           --            --
  Accretion of preferred
    stock to estimated
    redemption value....     --          --          --          --           --          (381,055)     --            --
  Net income............     --          --          --          --           --         2,779,090      --            --
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------
Balance at December 31,
  1996..................  1,804,446   $  20,443   2,941,325   $  --        $5,707,467  $ 8,239,967  $(1,487,200)  $ (528,480)
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------
                          ---------  -----------  ---------  -----------  -----------  -----------  -----------  ------------


                              NET
                          -----------
Balance at May 31, 1995
  (Note 1)..............  $ 2,081,520
  Dividends paid on
    Series A and B
    preferred stock.....     (170,451)
  Exercise of common
    stock options.......      360,000
  Special voting common
    stock issued in
    connection with
    merger..............    4,326,423
  Accretion of preferred
    stock to estimated
    redemption value....    4,430,073
  Net loss..............     (158,261)
                          -----------
Balance at December 31,
  1995..................  $10,869,304
                          -----------
                          -----------
Balance at December 31,
  1994..................  $   482,335
  Dividends paid on
    Series A and B
    preferred stock.....     (340,897)
  Exercise of common
    stock options.......      360,000
  Special voting common
    stock issued in
    connection with
    merger..............    4,326,423
  Accretion of preferred
    stock to estimated
    redemption value....    4,165,409
  Net income............    1,876,034
                          -----------
Balance at December 31,
  1995..................   10,869,304
  Dividends paid on
    Series A and B
    preferred stock.....     (340,897)
  Dividends accrued on
    Series C preferred
    stock...............   (1,469,797)
  Exercise of common
    stock options.......      171,778
  Exercise of special
    voting stock
    options.............        6,000
  Tax benefit on options
    exercised...........      317,774
  Accretion of preferred
    stock to estimated
    redemption value....     (381,055)
  Net income............    2,779,090
                          -----------
Balance at December 31,
  1996..................  $11,952,197
                          -----------
                          -----------

  The accompanying notes are an integral part of these consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                        SEVEN MONTHS
                                                                            ENDED          FOR THE YEARS ENDED
                                                                        DECEMBER 31,           DECEMBER 31,
                                                                      -----------------  ------------------------
                                                                            1995            1995         1996
                                                                      -----------------  -----------  -----------
                                                                          (NOTE 1)
Operating activities:
  Net income (loss).................................................    $    (158,261)   $ 1,876,034  $ 2,779,090
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation and amortization...................................          428,992        737,738    5,011,671
    Amortization of discount on subordinated debt...................         --              --           113,757
    Deferred income taxes...........................................         (743,714)    (1,095,691)   1,697,612
    Consulting fees offset against note receivable..................           72,919        125,004      125,004
    Equity in income of unconsolidated partnerships.................          (24,843)      (448,580)    (145,000)
    Minority interest...............................................          136,931        335,417      304,887
    Provision for doubtful accounts.................................          757,590      1,034,618      851,608
    Loss on sale of equipment.......................................         --              --            24,584
    Loss on sale of investment in unconsolidated partnerships.......         --              --           253,394
    Change in assets and liabilities:
      Accounts receivable...........................................       (4,515,497)    (6,314,662) (15,732,798)
      Due from related parties......................................         (358,996)      (533,982)     164,965
      Prepaid expenses and other assets.............................        2,106,892      2,644,990    1,364,150
      Refundable deposits...........................................         --              --           (29,031)
      Accounts payable, accrued expenses and other current
        liabilities.................................................        3,976,107      4,312,588   11,321,857
                                                                      -----------------  -----------  -----------
        Cash provided by operating activities.......................        1,678,120      2,673,474    8,105,750
                                                                      -----------------  -----------  -----------
Investing activities:
  Increase in restricted cash.......................................         (293,741)       (99,537)     (95,758)
  Purchases of property and equipment...............................       (3,913,594)    (5,398,570) (15,785,638)
  Proceeds from the sale of equipment...............................         --              --           599,859
  Payments on advances to managed facilities........................         --              --            29,075
  Advances to managed facilities....................................       (1,270,000)    (1,270,000)  (3,389,847)
  Deferred costs....................................................       (2,310,386)    (3,013,652)  (1,667,127)
  Distributions received from unconsolidated partnerships...........         --              300,000      --
  Notes receivable from managed facilities..........................         --              --       (10,020,274)
  Cash received in acquisition of subsidiary........................        2,247,740      2,247,740      --
                                                                      -----------------  -----------  -----------
        Cash used in investing activities...........................       (5,539,981)    (7,234,019) (30,329,710)
                                                                      -----------------  -----------  -----------
Financing activities:
  Distributions paid to minority partners...........................         --              (84,759)    (299,200)
  Proceeds from the exercise of stock options.......................          360,000        360,000      177,778
  Payments of dividends to preferred shareholders...................         (170,451)      (340,897)    (340,897)
  Payments on amounts due to related party..........................         --              --          (360,703)
  Proceeds from borrowings..........................................        5,750,000      6,750,000   47,046,797
  Principal payments on long-term debt..............................       (1,546,073)    (1,581,017) (22,864,500)
                                                                      -----------------  -----------  -----------
        Cash provided by financing activities.......................        4,393,476      5,103,327   23,359,275
                                                                      -----------------  -----------  -----------
Net increase in cash and cash equivalents...........................          531,615        542,782    1,135,315
Cash and cash equivalents, beginning of year........................        4,362,833      4,351,666    4,894,448
                                                                      -----------------  -----------  -----------
Cash and cash equivalents, end of year..............................    $   4,894,448    $ 4,894,448  $ 6,029,763
                                                                      -----------------  -----------  -----------
                                                                      -----------------  -----------  -----------
Supplemental disclosure:
  Income taxes paid.................................................    $   1,208,390    $ 1,363,430  $ 1,057,850
                                                                      -----------------  -----------  -----------
                                                                      -----------------  -----------  -----------
  Interest paid.....................................................    $     319,357    $   533,030  $ 9,839,816
                                                                      -----------------  -----------  -----------
                                                                      -----------------  -----------  -----------


  The accompanying notes are an integral part of these consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS

    Centennial HealthCare Corporation (the "Company") (formerly known as WelCare International, Inc.) was incorporated in February 1989 under the laws of the State of Georgia. The Company's principal business is to provide basic and specialty healthcare services to patients in a long-term care setting. At December 31, 1995, prior to the merger with Transitional Health Services, Inc., as further discussed, the Company operated 39 long-term care facilities through either management contracts, lease agreements or direct ownership.

    Effective December 31, 1995, the Company merged with Transitional Health Services, Inc. ("THS"), a company that operated 36 nursing homes and provided rehabilitation services in ten states. All outstanding shares of THS were exchanged for capital stock of the Company. The acquisition has been recorded, at December 31, 1995, using the purchase method of accounting.

    As of December 31, 1996, subsidiaries of the Company operated 76 owned, leased and managed long-term care facilities with 8,113 beds in 19 states, consisting of eight owned facilities, 46 leased facilities, 22 managed facilities and provided contract rehabilitation services.

    At December 31, 1996, certain subsidiaries of the Company held general partner interests in certain public and private limited partnerships, the majority of which own and operate long-term care facilities. The Company's general partner interests in those partnerships ranged from .49% to 3.992%. The Company's proportionate share of the net assets and results of operations was not significant during 1995 or 1996. Certain subsidiaries which owned these partnership interests were sold on January 30, 1997.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and a majority-owned (55%) affiliated limited partnership. The Company accounts for its investments in certain other limited partnerships in which the Company serves as a general partner under the equity method, i.e., at cost, increased or decreased by the Company's share of earnings or losses, less distributions. All material intercompany balances, investments and transactions have been eliminated.

REVENUES

    Net patient service revenues are primarily derived from the operation and management of long-term care facilities and from providing rehabilitative occupational, speech and physical therapy services to long-term care facilities. Revenues that are reimbursed by patients at the Company's long-term care facilities are recorded at established billing rates. Revenues to be reimbursed by contracts with third-party payors, primarily Medicare and Medicaid programs, are recorded at the amount estimated to be realized under these contractual arrangements. Revenues from the management of long-term care facilities and acute care hospitals are recognized over the period during which the services are rendered. Revenues from Medicare and Medicaid are generally based on reimbursement of allowable costs of providing services to program beneficiaries. The Company estimates amounts due from third-party payors and records the revenue in the period services are rendered. Amounts ultimately payable by Medicare and Medicaid are determined based on annual cost reports which are subject to audit and

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) retroactive adjustment by the payor. Changes in estimated revenues due in connection with Medicare and Medicaid may be recorded by the Company subsequent to the year of origination and prior to final settlement based on improved estimates. Differences between estimated amounts due from the Medicare and Medicaid programs and ultimate settlements with these programs are recognized in the year of final settlement.

    Costs reimbursed under the Medicare program are subject to regional limits. The costs at certain of the Company's facilities have frequently exceeded these limits and, accordingly, the Company is required to submit exception requests to cover such excess costs. The accompanying balance sheets include amounts estimated to be recoverable under such exception requests.

    Accounts receivable, net, at December 31, 1995 and 1996 includes $24,203,893 and $28,395,082, respectively, of amounts due from Medicare and Medicaid programs.

    The Company is not aware of any material claims, disputes, or other unsettled matters related to third-party reimbursements, other than those reflected on its balance sheets, and believes retroactive adjustments related to these receivables will not be material.

CONCENTRATIONS

    A significant portion of the Company's revenues are derived from the Medicare and Medicaid programs. There have been, and the Company expects that there will continue to be, a number of proposals to limit reimbursements to long-term care facilities under these programs. The Company cannot predict whether any of these proposals will be adopted, or if adopted and implemented, what effect such proposals would have on the Company. Approximately 77%, 76% and 68% of the Company's total revenues in the seven months ended, December 31, 1995 and the years ended December 31, 1995 and 1996, respectively, are from the Medicare and Medicaid programs. While the Company operates long-term care facilities in 19 states and the District of Columbia, 33 of its 54 owned or leased facilities are located in North Carolina, Indiana and Michigan.

FACILITY OPERATING EXPENSES

    Facility operating expenses include direct operating costs at the facility level. The majority of these costs consist of payroll and employee benefits related to nursing, housekeeping and dietary services provided to patients, as well as maintenance and administration of the facilities. Other significant facility operating expenses include: the cost of rehabilitation therapies, medical and pharmacy supplies, food and utilities.

USE OF ESTIMATES IN FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
INCOME TAXES

    Income taxes for the Company are calculated using the liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), ACCOUNTING FOR INCOME TAXES. Deferred taxes are provided for the differences between the tax and accounting basis of assets and liabilities. For Federal income tax purposes, the Company and its subsidiaries file a consolidated income tax return.

ACCRUED PROVIDER AND PROPERTY TAXES

    Accrued provider and property taxes include taxes assessed in certain jurisdictions based on the number of occupied beds as well as property taxes accrued but not paid.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are depreciated over the estimated useful lives of the individual assets using the straight-line method. Expenditures that extend the lives of assets are capitalized, while maintenance and repairs are charged to expense as incurred. The estimated useful lives range from five to ten years for equipment, five to 15 years for furniture and 30 to 40 years for buildings and improvements.

INTANGIBLE ASSETS

    In connection with each of its acquisitions, the Company reviews the assets, including intangible assets, and liabilities acquired and assesses the individual components' relative fair values in comparison to the total purchase price. The Company's policy is to evaluate each acquisition separately and identify an appropriate amortization period for goodwill and other intangible assets based on the characteristics of the acquired company. Licensed and other intangible assets, including goodwill, is being amortized using the straight-line method primarily over a 30 to 40 year period. Accumulated amortization of goodwill totaled approximately $1,110,000 at December 31, 1996.

ASSESSMENT OF LONG-LIVED ASSETS

    The Company periodically reviews the carrying values of its long-lived assets (primarily property, plant and equipment, and intangible assets) whenever events or circumstances provide evidence that suggest that the carrying amount of long-lived assets may not be recoverable. If this review indicates that long-lived assets may not be recoverable, the Company reviews the expected undiscounted future net operating cash flows from its facilities, as well as valuations obtained in connection with various refinancings. Any permanent impairment in value is recognized as a charge against earnings in the statement of operations. As of December 31, 1996, the Company does not believe there is any indication that the amortization period of its long-lived assets needs to be adjusted.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
RESTRICTED CASH

    Restricted cash consists mainly of certificates of deposit with maturities of one year or less. Certain of these certificates of deposit are pledged for letters of credit issued by banks in connection with various facility lease agreements, a workers' compensation insurance arrangement, and certain other agreements. Also included in restricted cash are amounts reserved for improvements on a leased facility and a debt service reserve for two owned facilities.

INCOME PER SHARE

    In February 1997, the FASB issued Statement No. 128, EARNINGS PER SHARE. This Statement is effective for financial statements issued for periods ending after December 15, 1997. The Company has not yet determined the impact of implementing FASB No. 128.

    In accordance with APB Opinion No. 15, the Company has computed its income per share based on the weighted average number of common and common equivalent shares outstanding during the periods. Common stock equivalents include options to purchase common stock assumed to be exercised using the treasury stock method and Series A and B Preferred Stock assumed to be converted. The assumption of the conversion of Series A and B Preferred Stock was anti-dilutive during 1996. The accretion and dividends accrued on Series A and B Preferred Stock and the accretion and dividends on Series C Preferred Stock, which is not convertible into common stock, was deducted from net income in the computation of net income applicable to common stock in 1996.

CHANGE IN FISCAL YEAR

    In connection with the Transitional Merger, the Company changed its fiscal year to December 31. The accompanying financial statements reflect the seven month transition period from June 1, 1995 through December 31, 1995 and the subsequent year ended December 31, 1996. The twelve months ended December 31, 1995 has been provided for comparative purposes. The following presents the summarized results of operations for the comparative seven month period ended December 31, 1994 (unaudited) and December 31, 1995:

                                                                                    SEVEN MONTHS ENDED DECEMBER
                                                                                                31,
                                                                                   ------------------------------
                                                                                                        1995
                                                                                        1994       --------------
                                                                                   --------------
                                                                                    (UNAUDITED)
Revenues                                                                           $   34,203,351  $   44,211,693
Operating income before net interest expense and equity in income (loss) of
 unconsolidated partnerships                                                            2,907,479         343,122
Income before income taxes and minority interest                                        2,966,790         251,636
Provision for income taxes                                                              1,270,809         327,738
Net income (loss)                                                                  $    1,690,675  $     (158,261)
                                                                                   --------------  --------------
                                                                                   --------------  --------------
Net income (loss) per common share                                                 $          .69  $         (.06)
                                                                                   --------------  --------------
                                                                                   --------------  --------------
Weighted average shares outstanding                                                     2,469,682       2,601,238
                                                                                   --------------  --------------
                                                                                   --------------  --------------

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

2. MERGER WITH TRANSITIONAL HEALTH SERVICES, INC.:

    Effective December 31, 1995, the Company acquired all of the capital stock of THS, valued at $19,024,390, through the issuance of 2,940,639 shares of Special Voting Common Stock and 144,086 shares of Series C Preferred Stock. The Series C Preferred Stock was recorded at approximately $14.7 million, based on the present value of the stated redemption amount and accrued and required dividends through the mandatory redemption date. The value ascribed to the Special Voting Common Stock issued of approximately $4.3 million, net of the outstanding note receivable from a shareholder in connection with the purchase of Common Stock, was determined based on a valuation of THS less the value of the Series C Preferred Stock issued. The Company has allocated the purchase price to the identifiable tangible and intangible net assets acquired.

    The purchase price was allocated among the identifiable assets and liabilities acquired based on their respective fair values. The excess of purchase price over identified tangible net assets of approximately $37.4 million has been allocated to the identified intangible assets (i.e., licenses, certificates of need, marketing systems and name recognition). These identified intangible assets were valued based on their respective estimated fair value. Licenses and other intangibles, including goodwill are amortized on the straight-line basis primarily over periods of 30 to 40 years.

    In connection with the Transitional Merger, the Company formulated a plan to integrate the operations of THS. Such plan included the disposal of its leasehold interests at two facilities which were not compatible with the Company's operations and the closing of THS's corporate headquarters. The facilities identified for disposal were valued at their estimated disposal value. Accordingly, the Company accrued (i) approximately $3,000,000 for the estimated costs to cancel one of the leases; (ii) approximately $690,000 for the estimated cost to prepare the identified facilities for disposition and net operating deficits during 1996; and (iii) approximately $1,218,000 for rent, severance, relocation and related costs of closing the THS headquarters. Such accruals resulted in an increase to goodwill in purchase accounting.

    During the year ended December 31, 1996, the Company disposed of one of the identified facilities at its previously estimated fair value. The Company was not successful in its efforts to dispose of the remaining facility, however, based on improvements made to the operations of the facility, the Company expects that it will be disposed of during 1997. Any additional costs to be incurred to operate the facility and ultimately dispose of the facility will be charged to earnings.

    As of December 31, 1996, remaining accrued merger closure costs of $3,391,000 included the accrual for the lease buyout of $3,000,000 and remaining rents due on the THS headquarters facility. The Company expects the remaining facility to be disposed of within the next year.

    The following unaudited pro forma financial information reflects the combined results of operations for the seven months ended December 31, 1995 and the year ended December 31, 1995 as though the Transitional Merger occurred at the beginning of each period presented. The unaudited pro forma information is not necessarily indicative of either the results of operations that would have occurred had

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

2. MERGER WITH TRANSITIONAL HEALTH SERVICES, INC.: (CONTINUED) the transaction taken place at January 1, 1995 or the future results of operations of the combined companies.

                                                    SEVEN MONTHS ENDED        YEAR ENDED
                                                     DECEMBER 31, 1995     DECEMBER 31, 1995
                                                   ---------------------  -------------------
                                                                  (UNAUDITED)
Net revenues.....................................    $     112,903,703     $     192,983,723
Net loss.........................................           (5,254,643)           (6,860,620)
Loss applicable to common shares.................           (8,589,620)           (6,263,226)
Loss per common share............................                (1.55)                (1.13)

3. FACILITY ACQUISITIONS:

    The Company acquired a 77 bed long-term care facility located in Louisiana in October 1995. The purchase price, totaling $2,942,500, was financed with the Company's credit facility.

    In October 1996, the Company acquired two long-term care facilities located in Michigan with a total of 185 beds. The purchase price, totaling approximately $9,100,000, was financed with the Company's credit facility. The Company had managed these facilities under long-term management agreements since 1991.

4. OPERATING LEASES:

    The Company leases 39 long-term care facilities which are accounted for as operating leases. The long-term facility leases consist of (i) fourteen leases with various expiration dates through 2006, (ii) two leases with affiliated entities of which the Company or an affiliate of one of its officers serves as a general partner and (iii) 23 leases obtained in connection with the merger with THS.

    The leases with affiliated entities expire in 2002 and 2009 with both having two five-year extensions. Total lease payments paid to the affiliated entities totaled $1,807,928, $2,920,374 and $3,284,261 for the seven months ended December 31, 1995 and the years ended December 31, 1995 and 1996, respectively. In connection with one lease, the Company paid the affiliated lessor a deposit of $2,875,000 which is refundable upon the termination of the lease. The Company owes the other affiliated lessor $1,030,246 and $699,544 at December 31, 1995 and 1996, respectively.

    The THS leases, which expire on various dates through 2011, include provisions for increases in lease payments. Certain of these leases provide the Company an option to renew the lease after the initial lease term.

    Total rent expense under facility operating lease agreements approximated $4,500,000, $7,400,000 and $17,700,000 for the seven months ended December 31,
1995 and the years ended December 31, 1995 and 1996, respectively.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

4. OPERATING LEASES: (CONTINUED)
    Minimum future rent payments under the facility leases and related equipment and office space are summarized as follows:

YEAR                                                                               AMOUNT
----------------------------------------------------------------------------  ----------------
1997........................................................................  $     20,635,989
1998........................................................................        20,666,985
1999........................................................................        20,803,669
2000........................................................................        21,023,883
2001........................................................................        20,939,344
Thereafter..................................................................        96,435,036
                                                                              ----------------
                                                                              $    200,504,906
                                                                              ----------------
                                                                              ----------------

5. TOTAL REVENUE

The distribution of net patient service revenue by class of payor for the seven months ended December 31, 1995 and the years ended December 31, 1995 and 1996 was as follows:

                                              SEVEN MONTHS
                                             ENDED DECEMBER      YEARS ENDED DECEMBER 31,
                                                  31,        --------------------------------
              CLASS OF PAYOR                      1995            1995             1996
-------------------------------------------  --------------  --------------  ----------------
Private pay, management fee and other......  $   10,115,399  $   17,798,102  $     74,074,329
Medicaid...................................      25,683,580      43,734,664        99,803,192
Medicare...................................       8,412,714      13,693,226        59,170,292
                                             --------------  --------------  ----------------
                                             $   44,211,693  $   75,225,992  $    233,047,813
                                             --------------  --------------  ----------------
                                             --------------  --------------  ----------------

    The above revenue amounts are net of third-party contractual allowances of $4,193,377, $7,582,663 and $44,674,215 for the seven months ended December 31,
1995, and for the years ended December 31, 1995 and 1996, respectively.

    Included in other operating expenses is bad debt expense of approximately $758,000, $1,035,000 and $852,000 for the seven months ended December 31, 1995 and years ended December 31, 1995 and 1996, respectively.

6. PROPERTY AND EQUIPMENT:

    Property and equipment consisted of the following at December 31, 1995 and 1996:

                                                                    1995            1996
                                                               --------------  --------------
Land.........................................................  $    4,109,510  $    4,243,369
Buildings and improvements...................................      44,158,630      55,022,505
Furniture and equipment......................................       8,438,598      12,284,357
Construction in progress--improvements to facilities.........       1,719,652       1,944,705
                                                               --------------  --------------
                                                                   58,426,390      73,494,936
Less accumulated depreciation and amortization...............      (3,089,668)     (6,085,577)
                                                               --------------  --------------
                                                               $   55,336,722  $   67,409,359
                                                               --------------  --------------
                                                               --------------  --------------

    Depreciation and amortization expense for the seven months ended December 31, 1995 and the years ended December 31, 1995 and 1996 totaled $266,696, $548,112 and $3,228,168, respectively.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

7. INVESTMENT IN UNCONSOLIDATED PARTNERSHIPS:

    Certain subsidiaries of the Company acquired, in 1990, stock of the corporate general partners of certain limited partnerships. These partnerships owned long-term care facilities and retirement centers. Investments in partnerships in which the Company's subsidiaries serve as a general partner are accounted for using the equity method. For the seven months ended December 31, 1995 and the years ended December 31, 1995 and 1996, the Company recognized income from its share of the partnerships' operations of approximately $24,843, $448,580 and $145,000, respectively. On January 30, 1997, the Company sold its stock in the corporate general partners in most of the limited partnerships to a corporation affiliated to the president of the Company for $100 and the assumption of all the liabilities of the corporate general partners. For the year ended December 31, 1996, the Company recognized a loss, totaling $253,394, in connection with the sale of the corporate general partners.

8. DEFERRED COSTS:

    Deferred costs consist of the following at December 31, 1995 and 1996:

                                                                     1995            1996
                                                                 -------------  --------------
Management contract acquisition costs..........................  $     846,987  $      868,643
Debt issuance and other costs..................................      1,450,298       2,556,256
Lease acquisition costs........................................        650,000       1,014,042
Other..........................................................        138,006         497,206
                                                                 -------------  --------------
                                                                     3,085,291       4,936,147
Less accumulated amortization..................................       (105,816)     (1,110,035)
                                                                 -------------  --------------
                                                                 $   2,979,475  $    3,826,112
                                                                 -------------  --------------
                                                                 -------------  --------------

    Management contract and lease acquisition costs are being amortized over the period of their respective management and lease agreements. Debt issuance costs are being amortized over the life of the related debt agreements.

9. LONG-TERM DEBT:

    Long-term debt consists of the following at December 31, 1995 and 1996:

                                                                    1995            1996
                                                               --------------  --------------
Bank credit facilities.......................................  $   20,752,165  $   47,000,000
Mortgage notes payable.......................................      17,658,471      17,427,354
Other notes..................................................         676,250         696,364
                                                               --------------  --------------
                                                                   39,086,886      65,123,718
Capital lease obligations....................................      21,876,899      20,024,879
                                                               --------------  --------------
                                                                   60,963,785      85,148,597
Current maturities of long-term debt.........................       1,648,211       1,710,964
                                                               --------------  --------------
                                                               $   59,315,574  $   83,437,633
                                                               --------------  --------------
                                                               --------------  --------------

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

9. LONG-TERM DEBT: (CONTINUED)
    On December 18, 1996, the Company amended and restated its credit agreement (the "Credit Agreement") with CoreStates Bank, N.A. ("CoreStates") as agent for certain lenders. The Agreement provides that the maximum aggregate advances to the Company are $65,000,000 and cannot exceed the Borrowing Base. The Borrowing Base is defined as the sum of (i) annualized earnings before interest, taxes, depreciation and amortization ("EBITDA") multiplied by 2.50 for the quarter ended December 31, 1996 and 2.25 for each quarter in 1997 plus three times the EBITDA of acquired operations. The Company had an available Borrowing Base of $60,000,000, exclusive of acquired operations, as of December 31, 1996.

    Interest accrues at varying rates dependent upon the method used to compute interest and the rates applicable at the time of the borrowings. The Company can elect a rate based on CoreStates' prime rate or LIBOR, each increased by the Applicable Margin, as defined in the Credit Agreement, which varies dependent upon the ratio of debt to earnings before interest, taxes, depreciation, amortization and operating lease expense. The weighted average interest rate on the Company's borrowings at December 31, 1996 was 8.1%.

    Interest is paid currently and principal reduction is deferred until December 1998 at which time the outstanding principal balance will be paid in 15 equal quarterly payments plus accrued interest beginning March 31, 1999, with repayment in full on or before September 30, 2002. The Credit Agreement is collateralized by substantially all of the assets of the Company and requires the Company to comply with certain financial and other covenants. The Company is required to pay a fee on the average unused portion of the commitment.

    The Credit Agreement includes various negative covenants including restrictions on additional loans and advances, guaranties, stock repurchases and redemptions, and the payment of dividends. Terms of the Credit Agreement require the Company to comply with certain financial and other covenants, the violation of which could cause the amounts of outstanding principal, interest and fees to be immediately due and payable. On December 31, 1996, the Company was in compliance with all of its debt covenants except its net worth covenant. Subsequent to year end, the Company received a waiver of compliance with this net worth covenant and the Credit Agreement was amended to modify the minimum required net worth.

    At December 31, 1995, the Company had a senior credit facility with CoreStates and a $15,000,000 working capital line-of-credit facility with Heller Financial, Inc. ("Heller"). The outstanding balances under both of these facilities were paid in 1996 with proceeds of the Credit Agreement.

    At December 31, 1995 and 1996, the Company had $17,658,471 and $17,427,354,
respectively, of mortgage debt outstanding, including a current portion of $230,659 and $180,834, respectively. The mortgage debt requires monthly payments of principal and interest of approximately $165,000. The debt agreements are for five to twenty-year periods with amortization periods covering twenty to twenty-five years. At December 31, 1996, interest rates on the mortgages range from 8.87% to 10.50%. These debts are collateralized by real property.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

9. LONG-TERM DEBT: (CONTINUED)
    Future maturities of mortgage debt are summarized as follows:

1997..........................................................  $   180,834
1998..........................................................      194,493
1999..........................................................      220,085
2000..........................................................      242,815
2001..........................................................      267,901
Thereafter....................................................   16,321,226
                                                                -----------
                                                                $17,427,354
                                                                -----------
                                                                -----------

    In connection with the Transitional Merger, the Company acquired leases for seven facilities and related equipment which are accounted for as capital leases. The total cost of the facilities and equipment which are included in property and equipment in the accompanying balance sheet is $20,935,122, with related accumulated depreciation of $2,674,761, at December 31, 1996. One of the leases expires in 2006 with an option to extend the lease for an additional ten years. The remaining leases expire in 2013, with no options to extend. These leases include provisions for contingent rental payments. The leases also provide the Company a right of first refusal to purchase the facilities. Under terms of the leases, the Company is required to pay all taxes, insurance and maintenance expenses.

    Rent escalation clauses in the capital facility leases are based on contingent factors such as increases in the consumer price index or annual increases in a facility's revenues, and have resulted in increased current and future lease payments.

    The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 1996:

                                                     NURSING
YEAR ENDING DECEMBER 31                EQUIPMENT   FACILITIES      TOTAL
                                       ----------  -----------  -----------
1997.................................  $1,006,342  $ 2,468,250  $ 3,474,592
1998.................................     647,513    2,468,250    3,115,763
1999.................................      --        2,468,250    2,468,250
2000.................................      --        2,468,250    2,468,250
2001.................................      --        2,468,250    2,468,250
Thereafter...........................      --       23,373,896   23,373,896
                                       ----------  -----------  -----------
Total minimum lease payments.........   1,653,855   35,715,146   37,369,001
Less amount representing interest....     183,363   17,160,759   17,344,122
                                       ----------  -----------  -----------
Present value of minimum lease
  payments...........................   1,470,492   18,554,387   20,024,879
Current portion......................     860,908      642,972    1,503,880
                                       ----------  -----------  -----------
Noncurrent portion...................  $  609,584  $17,911,415  $18,520,999
                                       ----------  -----------  -----------
                                       ----------  -----------  -----------

    The interest rate on the capital leases is based on the Company's borrowing rates at the time a lease is executed. The average interest rate used on nursing facilities and equipment was 10.47% and 15.9%, respectively.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

10. SUBORDINATED DEBT:

    The Company has $25,300,000 of subordinated debt which was issued to certain shareholders in two instruments. The subordinated notes are due on October 30, 2002 and have effective interest rates between 10.8% and 11.7%. The subordinated debt is carried net of unamortized offering discounts of $1,056,359 and $942,603 at December 31, 1995 and 1996, respectively.

    Interest is due quarterly on the subordinated notes. The Company has an option to prepay all or a portion of the notes at any time without penalty or premium. Upon proper notice, scheduled mandatory prepayments beginning October 31, 2000 and each October thereafter are required to retire one-third of the original aggregate principal amount of the notes (or, if less, the entire outstanding principal amount of the notes). Mandatory prepayment of some or all of the notes is also required in certain events, including a change in control of the Company.

11. REDEEMABLE PREFERRED STOCK:

    As of December 31, 1996, the Company had issued and outstanding 205,541 shares of $11.0011 par value Series A Preferred Stock. The shares of Series A Preferred Stock earn cumulative dividends of $.88 per share per annum and are convertible to common at any time at the holder's option at a conversion multiple of 2.9388. The shares are subject to mandatory conversion by the Company in limited circumstances. The holders of the Series A Preferred Stock have the right to redeem one-third of their shares each December 31, 1998, 1999 and 2000 at the greater of par value or fair market value, as defined in the Company's Amended and Restated Articles of Incorporation.

    As of December 31, 1996, the Company had issued and outstanding 328,892 shares of $8.7377 par value Series B Preferred Stock. The shares of Series B Preferred Stock earn cumulative dividends at $.49 per annum and are convertible into .7663 share of Common Stock at the holder's option. The shares are also subject to mandatory conversion in certain limited circumstances. The holders of the Series B Preferred Stock have the right to redeem one third of their shares each June 30, 1999, 2000 and 2001 at the greater of par value or fair market value, as defined in the Company's Amended and Restated Articles of Incorporation.

    The Series A and B Preferred Stock is reflected on the accompanying balance sheets at its estimated redemptive value, including accrued and unpaid dividends, as of December 31, 1995 and 1996. Management's estimate of the redemptive value increased during the year ended December 31, 1996 by $121,820 and decreased during the seven months ended December 31, 1995 and the year ended December 31, 1995 by $4,430,073 and $4,165,409, respectively. The Company may cause all outstanding shares of Series A and B Preferred Stock to be converted into Common Stock upon a public offering under certain circumstances.

    As stated in Note 2, in connection with the Transitional Merger, the Company issued 144,086 shares of $1 par value Series C Preferred Stock. The shares of Series C Preferred Stock earn cumulative dividends of $12 per share per annum. The Series C Preferred Stock may be redeemed at the option of the Company at $100 per share, plus any accrued but unpaid dividends to the date fixed for redemption. The Company is obligated to redeem all of the shares of the Series C Preferred Stock outstanding on December 31, 2003 at $100 per share, plus any accrued but unpaid dividends. The Series C Preferred Stock is reflected on the accompanying balance sheet at its fair value increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. Accretion on the Series C Preferred Stock totaled $259,235 for the year ended December 31, 1996.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

12. EQUITY TRANSACTIONS:

    The Company has stock options outstanding under the 1994 Stock Option Plan, 1996 Executive Stock Plan and the 1996 Employee Stock Option Plan (collectively referred to as the "Stock Option Plans"). During 1996, the Company's 1992 Stock Option Plan was terminated.

    The 1994 Stock Option Plan and the 1996 Executive Stock Plan provide that options may be granted to officers, directors and key employees. The options granted pursuant to the 1996 Executive Stock Plan vest in equal increments on each December 31 of 1996, 1997, 1998 and 1999. The vesting on one-half of these options accelerates in the case of certain corporate events. The 1996 Employee Stock Option Plan provides that options may be granted to certain employees at an exercise price of $8.15. Approximately half of the 1996 Employee Stock Options vests 60% at the date of grant with the remaining 40% vesting in equal increments on January 1, 1997 and 1998. The other half of the 1996 Employee Stock Options vest 33% each at date of grant and on January 1, 1997 and 1998. The Board of Directors of the Company approved the 1997 Stock Plan which provides that options, totaling 482,790, may be granted to officers, non-employee, non-affiliated directors and key employees at an exercise price and vesting schedule to be determined by the compensation committee of the Board of Directors at the time of grant, except in the case of non-employee directors where such grants are automatic. All stock options have been granted with exercise prices equal to or greater than the estimated fair market value of the common stock on the date of grant and are exercisable for up to ten years, as determined by the Company's Board of Directors.

    Stock option transactions are summarized as follows:

                                                                                YEAR ENDED DECEMBER 31,
                                                                    ------------------------------------------------
                                                SEVEN MONTHS
                                                    ENDED
                                              DECEMBER 31, 1995              1995                     1996
                                           -----------------------  -----------------------  -----------------------
                                                        WEIGHTED                 WEIGHTED                 WEIGHTED
                                                         AVERAGE                  AVERAGE                  AVERAGE
                                                        EXERCISE                 EXERCISE                 EXERCISE
                                             SHARES       PRICE       SHARES       PRICE       SHARES       PRICE
                                           ----------  -----------  ----------  -----------  ----------  -----------
Options outstanding--beginning of
  period.................................     347,523   $    3.07      347,523   $    3.07      515,346   $    8.13
  Granted................................     254,035       14.03      254,035       14.03       64,330        8.74
  Exercised..............................     (86,212)      (5.07)     (86,212)      (5.07)    (203,761)       (.88)
  Forfeited..............................      --          --           --          --          (20,755)     (13.08)
                                           ----------       -----   ----------       -----   ----------  -----------
Options outstanding--end of period.......     515,346   $    8.13      515,346   $    8.13      355,160   $   12.09
                                           ----------       -----   ----------       -----   ----------  -----------
                                           ----------       -----   ----------       -----   ----------  -----------
Weighted average fair value of options
  granted during the period..............               $    2.42                $    2.42                $    2.51

The fair value of each option is estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                          1995        1996
                                                                       ----------  ----------
Expected volatility..................................................       37.2%       41.1%
Risk-free interest rate..............................................       5.04%       5.33%
Expected term........................................................   2.5 years     5 years
Dividend yield.......................................................          0%          0%

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

12. EQUITY TRANSACTIONS: (CONTINUED)
    The following table summarizes information about outstanding and exercisable stock options at December 31, 1996:

                                                                      OPTIONS OUTSTANDING
                                                                    -----------------------   OPTIONS EXERCISABLE
                                                                                 WEIGHTED    ----------------------
                                                                                 AVERAGE                 WEIGHTED
                                                                                REMAINING                 AVERAGE
                                                                               CONTRACTUAL               EXERCISE
EXERCISE PRICES                                                      SHARES        LIFE       SHARES       PRICE
------------------------------------------------------------------  ---------  ------------  ---------  -----------
$ 7.83............................................................     58,236    5.5 years      55,179   $    7.83
  8.74............................................................     62,200    9.0 years      29,906        8.74
 14.03............................................................    234,724    9.1 years      --          --

    The Company applies APB Opinion 25 and related interpretations in accounting for fixed stock option plans. Accordingly, no compensation cost has been recognized for the fixed stock option plans. Had compensation cost been based on the estimated fair value at the grant dates for awards under those plans consistent with the method of FASB Statement No. 123, the net effect on net income and income per share for the seven months ended December 31, 1995 and for the years ended December 31, 1995 and 1996 would have been reduced to the pro forma amounts indicated below:

                                               SEVEN MONTHS        YEAR ENDED DECEMBER 31,
                                                   ENDED         ----------------------------
                                             DECEMBER 31, 1995       1995           1996
                                            -------------------  -------------  -------------
Net income (loss):
  As reported.............................     $    (158,261)    $   1,876,034  $   2,753,840
  Pro forma...............................          (158,261)    $   1,876,034  $   2,649,778
Net income (loss) per common share:
  As reported.............................     $        (.06)    $         .72  $         .12
  Pro forma...............................  $           (.06   ) $         .72  $         .10

    As of December 31, 1996, the Company had repurchased 239,860 shares of common stock for $1,487,200. These shares were held as treasury stock at December 31, 1995 and 1996 and were accounted for under the cost method.

    As previously mentioned, the Company issued Special Voting Common Stock in connection with the Transitional Merger. The Special Voting Common Stock is similar to the Company's Common Stock, except that each share of Special Voting Common Stock carries 70% of the voting power of one share of Common Stock. As required by the merger agreement, the Company declared a stock dividend in January 1996 increasing the number of shares of both Special Voting Common Stock and Common Stock outstanding by 11.11% (the "Stock Dividend"). The shares issued by the Stock Dividend totaled 294,038 shares of Special Voting Common Stock and 160,124 shares of Common Stock. All references to authorized and outstanding shares and the weighted shares outstanding used in the calculation of net income per share has been retroactively adjusted to reflect the Stock Dividend.

    In connection with the Transitional Merger, the holders of Common Stock (the "Centennial Holders") and the holders of Special Voting Common Stock (the "THS Holders") entered into an escrow agreement whereby shares representing the Stock Dividend were placed in escrow until the parties completed final due diligence and certain contingencies were settled. The escrowed shares were to be released to either the THS Holders or the Centennial Holders as determined by the Centennial agent and

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

12. EQUITY TRANSACTIONS: (CONTINUED)
THS agent, in order to adjust the proportionate ownership interest each group of holders received in the combined entity.

    In January 1997, the Centennial agent and the THS agent entered into a Settlement Agreement which determined the distribution of the escrowed shares. Under the terms of the Settlement Agreement, the equivalent of 293,735 shares of the Special Voting Common Stock held in escrow were distributed to the Centennial Holders and all remaining shares were released to the respective parties. This settlement effectively reduced the purchase price paid for THS and has been recorded as a reduction in goodwill effective at the merger date with a corresponding decrease to the value of the Special Voting Common Stock.

13. INCOME TAXES:

    The components of the income tax provision for the seven months ended December 31, 1995 and the years ended December 31, 1995 and 1996 are as follows:

                                               SEVEN MONTHS        YEAR ENDED DECEMBER 31,
                                                   ENDED         ----------------------------
                                             DECEMBER 31, 1995       1995           1996
                                            -------------------  -------------  -------------
Current
  Federal.................................     $     792,696     $   1,959,021  $     103,662
  State...................................           278,756           525,776        291,173
                                            -------------------  -------------  -------------
                                                   1,071,452         2,484,797        394,835
                                            -------------------  -------------  -------------
Deferred
  Federal.................................          (707,770)       (1,040,521)     1,781,093
  State...................................           (35,944)          (55,170)       (83,481)
                                            -------------------  -------------  -------------
                                                    (743,714)       (1,095,691)     1,697,612
                                            -------------------  -------------  -------------
Total provision...........................     $     327,738     $   1,389,106  $   2,092,447
                                            -------------------  -------------  -------------
                                            -------------------  -------------  -------------

    Reconciliations of the differences between income taxes computed at federal statutory tax rates and consolidated provisions for income taxes for the seven months ended December 31, 1995 and the years ended December 31, 1995 and 1996 are as follows:

                                               SEVEN MONTHS        YEAR ENDED DECEMBER 31,
                                                   ENDED         ----------------------------
                                             DECEMBER 31, 1995       1995           1996
                                            -------------------  -------------  -------------
Tax at U.S. statutory rate................      $    85,556      $   1,178,573  $   1,718,519
State income taxes........................          242,812            298,110        202,179
Goodwill amortization.....................          --                --              142,122
Other.....................................             (630)           (87,577)        29,627
                                                 ----------      -------------  -------------
    Provision for income taxes............      $   327,738      $   1,389,106  $   2,092,447
                                                 ----------      -------------  -------------
                                                 ----------      -------------  -------------

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

13. INCOME TAXES: (CONTINUED)

    Deferred tax assets and liabilities are comprised of the following at December 31, 1995 and 1996:

                                                                     1995            1996
                                                                --------------  --------------
Current deferred income tax assets:
  Allowances for uncollectible receivables....................  $    2,838,350  $    1,814,237
  Liabilities not deductible for tax purposes.................       1,566,030       2,068,453
  Accrued closing costs.......................................         648,825        --
                                                                --------------  --------------
      Current deferred income tax assets......................  $    5,053,205  $    3,882,690
                                                                --------------  --------------
                                                                --------------  --------------
Noncurrent deferred income tax assets:
  Net operating loss and tax credit carryforwards.............  $    3,924,825  $    4,455,935
  Tax basis receivables in excess of book.....................       2,549,000       2,549,000
  Net effects of capital leases...............................       1,054,000       1,046,000
  Deferred tax asset on non-owned affiliates..................        --              -
                                                                --------------  --------------
                                                                     7,527,825       8,050,935
                                                                --------------  --------------
Noncurrent deferred income tax liabilities:
  Temporary goodwill..........................................        --              (353,052)
  Write-up of property and equipment..........................      (2,005,202)     (1,950,500)
  Other, including depreciation...............................        (444,432)       (850,000)
  Tax losses from investment in unconsolidated partnerships in
    excess of book............................................        (728,230)       (796,230)
                                                                --------------  --------------
                                                                    (3,177,864)     (3,949,782)
                                                                --------------  --------------
      Net noncurrent deferred income tax assets...............  $    4,349,961  $    4,101,153
                                                                --------------  --------------
                                                                --------------  --------------

    As of December 31, 1996, the Company had approximately $11,379,000 and $1,562,087 of federal net operating loss carryforwards available to offset future taxable income which expire in the years 2010 and 2011, respectively. In addition, the Company had $305,000 of federal targeted jobs tax credit carryforwards, and various state net operating loss carryforwards.

14. MANAGEMENT AGREEMENTS:

    In March 1996, the Company entered into management agreements with an unaffiliated entity, NCHC, Inc., to manage four long-term care facilities with a total of 480 beds. NCHC, Inc. acquired the leases on these facilities for consideration of approximately $2,800,000. The Company made advances pursuant to a long-term note, totaling $4,557,881, to NCHC, Inc. which were utilized for the acquisition of the leases on the facilities and for working capital requirements. In addition, the Company has made advances to NCHC, Inc. totaling $1,063,000. NCHC, Inc. also owes the Company at December 31 , 1996, approximately $859,129 for therapy services and management fees. Notes and amounts advanced to NCHC, Inc. and NC HealthCare are included in notes and advances receivable on the accompanying balance sheets.

    In July 1996, the Company entered into management agreements with NC Health Care, Inc. ("NC Health Care"), an unaffiliated entity, to manage four long-term facilities with a total of 328 beds. The Company made advances pursuant to a long-term note, totaling $5,462,393, to NC Health Care, which were utilized for the acquisition of the facilities and for working capital requirements. In addition, the

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

14. MANAGEMENT AGREEMENTS: (CONTINUED)
Company has made advances to NC Health Care totaling approximately $957,000. NC Health Care also owes the Company at December 31, 1996, approximately $563,180 for therapy services and management fees.

    The notes receivable from NC Health Care and NCHC, Inc. both require monthly payments of interest at a per annum rate equal to a specified prime rate, plus 3%, not to exceed 12%. All principal on both notes, is due December 31, 2006. The advances made to NC Health Care and NCHC, Inc. are to be repaid from available net cash flows with interest at a specified prime rate, plus 2%. Both notes are collateralized by receivables and the pledge of the stock of NC Health Care and NCHC, Inc. As a result of the losses incurred at these facilities, notes and advances receivable have been reduced by an allowance for estimated uncollectible amounts of approximately $600,000, based on the Company's estimate of future operating results of these facilities. Summarized financial information of NC Health Care and NCHC, Inc. is as follows:

                                                                            DECEMBER 31, 1996
                                                                   ------------------------------------
                                                                   NC HEALTH CARE, INC.    NCHC, INC.
                                                                   --------------------  --------------
ASSETS
  Current assets.................................................     $    1,918,897     $    3,344,635
  Property and equipment.........................................         13,888,594            179,364
  Other assets...................................................            902,651          3,071,688
                                                                   --------------------  --------------
    Total assets.................................................         16,710,142          6,595,687
                                                                   --------------------  --------------
                                                                   --------------------  --------------
LIABILITIES AND SHAREHOLDERS' DEFICIT
  Current liabilities............................................     $    1,380,332     $    1,630,437
  Mortgage note payable..........................................          8,949,288           --
  Note and advances payable to Centennial HealthCare
    Corporation..................................................          6,419,393          5,620,881
  Shareholders' deficit..........................................            (38,871)          (655,631)
                                                                   --------------------  --------------
          Total liabilities and shareholders' deficit............     $   16,710,142     $    6,595,687
                                                                   --------------------  --------------
                                                                   --------------------  --------------


                                                                              FROM INCEPTION
                                                                        THROUGH DECEMBER 31, 1996
                                                                   ------------------------------------
                                                                   NC HEALTH CARE, INC.    NCHC, INC.
                                                                   --------------------  --------------
CONDENSED STATEMENTS OF OPERATIONS:
  Total revenues.................................................     $    5,257,869     $    9,909,826
  Operating income (loss) before net interest expense............            364,773         (1,105,747)
  Loss before income tax benefit.................................            (65,626)        (1,118,823)
  Income tax benefit.............................................             26,755            463,192
  Net loss.......................................................            (38,871)          (655,631)

    In October 1996, the Company entered into a management and a lease agreement with the owner of a 36-bed hospital in Florida with three licensed home health care offices. The agreement provides that the Company will manage the hospital until all necessary approvals and licenses are obtained at which time the Company will operate the hospital under a long-term lease. Under the agreement, the Company is responsible for all operating deficits. The Company has accounted for the transaction as a management agreement beginning in October 1996. The Company has advanced amounts, totaling $1,370,000, to fund operating deficits of the hospital.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

14. MANAGEMENT AGREEMENTS: (CONTINUED)
    As of December 31, 1996, the Company provided operational management services for 23 facilities (including NC Health Care, Inc., NCHC, Inc. and the 36 bed hospital) under long-term management contracts having remaining effective terms ranging from 16 to 20 years. Twenty-three of these agreements are with third-party owners and are noncancelable without cause. One of these agreements, with fees totaling $65,769, $124,021 and $141,850, respectively, during the seven months end December 31, 1995 and the years ended December 31, 1995 and 1996, is with an affiliate and is cancelable by either party in certain circumstances. Five of these agreements, with fees totaling $631,213, $995,311 and $938,731, respectively, during the seven months end December 31, 1995 and the years ended December 31, 1995 and 1996, are with affiliated limited partnerships in which certain subsidiaries of the Company served as general partner and can be terminated by either party without cause given sixty days notice. The management agreements provide for the Company to receive annual fees equal to 6% of each facility's gross revenues, payable on a monthly basis and may include additional compensation based on achieving certain performance standards. Additionally, the Company performs oversight management services for three facilities in which it oversees the management of another management company. The Company typically receives a fee of 1% of revenues for oversight management services.

15. TRANSACTIONS WITH RELATED PARTIES:

    The Company has employment agreements with five officers which provide for salary continuation and non-competition with the Company, subject to certain conditions.

    The Company leases two long-term care facilities from affiliated lessors (Note 4).

    The Company manages five long-term care facilities for affiliated limited partnerships in which the Company serves as a general partner (Note 14).

    The Company leases its facilities' employees from an affiliated company which is owned by the president of the Company. The total payroll costs and reimbursements from the Company totaled $14,621,000, $23,100,000 and $37,200,000 for the seven months ended December 31, 1995, and for the years ended December 31, 1995 and 1996, respectively. Such costs are billed by the related entity at cost.

16. COMMITMENTS AND CONTINGENCIES:

    Certain subsidiaries of the Company serve as the general partner in various limited partnerships. As a general partner, the Company may be liable for certain deficiencies which arise in meeting the terms of loan obligations incurred by these partnerships and for operating expenses and other liabilities incurred by these partnerships in the ordinary course of business. The Company sold substantially all of its subsidiaries serving as corporate general partners on January 30, 1997.

    The Company has a consulting agreement with an unaffiliated owner of certain facilities which the Company manages. Under the terms of the consulting agreement, the Company will pay the unaffiliated owner annual consulting fees ranging from $135,000 to $375,000 through the earlier of 2013 or the termination of the facility management contracts. For the seven months ended December 31, 1995 and the years ended December 31, 1995 and 1996, the Company incurred approximately $97,000, $163,000 and $150,000, respectively, of consulting fees.

    The Company has guaranteed a mortgage note up to $500,000 related to a long-term care facility that it manages. The mortgage had an outstanding balance of approximately $1,946,000 at December 31,

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

16. COMMITMENTS AND CONTINGENCIES: (CONTINUED)
1996. The market value of this facility, based on an independent appraisal, substantially exceeds the total amount of the mortgage note. All principal and interest payments are paid currently by the obligors.

    The Company has guaranteed $17,000,000 of mortgage indebtedness of two unrelated entities that lease five nursing facilities to the Company. The unrelated entities are two syndicated limited partnerships of which the Company does not control major decisions. The outstanding principal balance of the debt was approximately $16,108,000 at December 31, 1996. All principal and interest payments are paid currently by the obligors.

    The Company is a party to a lawsuit filed in October 1995 alleging liability for various accounts receivable factoring transactions between the prior owner of THS and the factor. It is the belief of management that this lawsuit as well as other claims and actions that the Company is subject to in the normal course of business will be resolved without a material adverse effect on the Company's financial position, results of operations or liquidity.

    The Company self-insures for workers' compensation claims and health benefits for its employees. The Company maintains stop-loss insurance such that the Company's liability for losses is limited. The Company recognized as an expense and accrued for estimated workers' compensation and health benefit claims incurred but not reported as of December 31, 1995 and 1996.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

17. SUPPLEMENTAL CASH FLOW DISCLOSURE:

    As discussed in note 2, on December 31, 1995, the Company merged with THS and has included the accounts of this entity in its December 31, 1995 consolidated balance sheet. The net assets included in the consolidated balance sheet were as follows as of December 31, 1995:

Cash and cash equivalents....................................  $   2,247,740
Patient accounts and third-party settlements, net............     16,515,527
Deferred income taxes........................................      5,053,205
Other current assets.........................................      5,484,702
                                                               -------------
      Total current assets...................................     29,301,174
                                                               -------------
Property and equipment, net..................................     45,027,262
                                                               -------------
Restricted cash..............................................      4,613,848
Deferred income taxes........................................      4,763,270
Goodwill, net................................................     36,340,543
Other assets.................................................      2,516,853
                                                               -------------
      Total assets...........................................    122,562,950
                                                               -------------
Accounts payable and accrued expenses........................     17,494,742
Current maturities of long-term debt.........................      1,536,475
Other current liabilities....................................      8,704,764
                                                               -------------
      Total current liabilities..............................     27,735,981
                                                               -------------
Long-term debt, less current maturities......................     49,558,938
Subordinated debt, less current maturities...................     24,243,641
Other long-term liabilities..................................      2,000,000
                                                               -------------
      Total liabilities......................................    103,538,560
                                                               -------------
Net assets included in balance sheet.........................  $  19,024,390
                                                               -------------
                                                               -------------

18. CONCENTRATION OF CREDIT RISK:

    The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

19. EMPLOYEE BENEFITS:

    The Company has 401(k) savings plans available to substantially all employees depending on their length of service. Employees may defer up to 15% of their salary, subject to the maximum permitted by law. The Company may at its discretion, match a portion of the employee contribution. The Company funded $91,743 during the year ended December 31, 1996 as a match to the employee contributions.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

20. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS

    The carrying amount approximates fair value because of the short maturity of those instruments, and includes the restricted cash reflected on the balance sheet under the caption "Restricted Cash."

NOTES RECEIVABLE

    The carrying amount approximates fair value for the notes receivable based on the fair value being estimated as the net present value of cash flows that would be received on the notes over the remaining notes term using current market interest rates rather than stated interest rates.

LONG-TERM DEBT

    The carrying amount of the Credit Agreement approximates fair value since the Credit Agreement was recently renegotiated at market rates. The carrying amount of mortgage notes approximates their values based on the net present value of cash flows that would be paid on each note over the remaining note term using the Company's current incremental borrowing rate rather than the stated interest rates on the notes.

21. SUBSEQUENT EVENTS:

    On January 31, 1997, the Company issued 50,000 shares of $1 par value Series D Preferred Stock and an aggregate 50,000 investment units, with each unit being comprised of one share of $1 par value Series E Senior Preferred Stock and
1.7873 shares of common stock of the Company for $10,000,000. The Series D Preferred Stock is redeemable at the option of the holder at any time after December 31, 2006 for the redemption price of $100 plus interest on the $100 per share at the rate of 10% per annum from the date of issuance of the Series D Preferred Stock. Each share of Series D Preferred Stock is convertible into
8.2106 shares of Common Stock, at the holder's option. All outstanding shares of Series D Preferred Stock are converted into Common Stock upon a public offering of its common stock where the proceeds of the offering exceed $30,000,000 and the price per share is at least $12.18.

    The Series E Senior Preferred Stock is subject to 10% dividends and is redeemable at any time at the option of the Company but is required to be redeemed on October 30, 2002 at the redemption price of $100 plus accrued but unpaid dividends.


    Subsequent to year end, the Board of Directors and Shareholders of the Company approved a .6897 for one reverse stock split. All references to shares, weighted shares outstanding used in the calculation of net income per share and per share amounts have been retroactively adjusted to reflect this reverse stock split.


    Effective May 1, 1997, the Company acquired by merger Total Care Consolidated, Inc. ("TCC"), a provider of home health care services in North Carolina, South Carolina and Louisiana. Total consideration of $8,000,000 consisted of $6,000,000 in cash and a $2,000,000 promissory note. The note may be converted at the option of the holder into shares of Common Stock. The transaction is accounted for under the purchase method and the Company's fiscal results will include TCC from the effective date of the merger.

    The Company is currently pursuing an acquisition which is subject to the negotiation of a definitive agreement and receipt of all necessary consents and approvals.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                                  DECEMBER 31,       MARCH 31,
                                                                                      1996              1997
                                                                                ----------------  ----------------
                                                                                           (UNAUDITED)
                                                      ASSETS
Current assets:
  Cash and cash equivalents...................................................  $      6,029,763  $     10,507,035
  Patient accounts receivable and third-party payor settlements, net of allowance for doubtful accounts of approximately $2,500,000 and $2,200,000
    (unaudited)...............................................................        39,854,486        43,551,329
  Other current assets........................................................         9,743,560         9,703,451
                                                                                ----------------  ----------------
    Total current assets......................................................        55,627,809        63,761,815
Property and equipment, net...................................................        67,409,359        67,229,124
Restricted cash...............................................................         6,045,035         6,203,256
Licenses and other intangibles, including goodwill, net.......................        36,297,113        36,040,507
Notes receivable and other assets.............................................        28,068,270        27,907,376
                                                                                ----------------  ----------------
    Total assets..............................................................  $    193,447,586  $    201,142,078
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued liabilities....................................  $     37,099,818  $     34,877,718
  Other liabilities...........................................................        12,616,360        11,662,921
                                                                                ----------------  ----------------
    Total current liabilities.................................................        49,716,178        46,540,639
Long-term debt, less current maturities.......................................        83,437,633        82,793,937
Subordinated debt, less current maturities....................................        24,357,397        24,379,158
Other long-term liabilities...................................................         2,678,809         3,006,026
                                                                                ----------------  ----------------
                                                                                     160,190,017       156,719,760
Commitments and contingencies
Redeemable preferred stock....................................................        21,305,372        31,800,131
Shareholders' equity:
  Common Stock with par value of $.01; 50,000,000 shares authorized; 2,044,306
    and 2,108,132 shares issued; 1,804,447 and 1,868,272 shares outstanding...            20,443            21,081
  Special Voting Common Stock with no par value; 5,000,000 shares authorized;
    2,941,325 and 2,942,520 shares issued and outstanding.....................
  Paid-in capital.............................................................         5,707,467         5,716,189
  Retained earnings...........................................................         8,239,967         8,900,597
  Treasury stock, at cost; 239,860 shares of common stock.....................        (1,487,200)       (1,487,200)
                                                                                ----------------  ----------------
                                                                                      12,480,677        13,150,667
Note receivable from shareholder..............................................          (528,480)         (528,480)
                                                                                ----------------  ----------------
  Net shareholders' equity....................................................        11,952,197        12,622,187
                                                                                ----------------  ----------------
  Total liabilities and shareholders' equity..................................  $    193,447,586  $    201,142,078
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                FOR THE THREE MONTH PERIOD
                                                                                     ENDED MARCH 31,
                                                                                   1996            1997
                                                                              --------------  --------------
                                                                                       (UNAUDITED)
Revenues:
  Net patient service revenues..............................................  $   54,587,259  $   62,371,563
  Management fees and other revenues........................................       1,347,268       1,863,276
                                                                              --------------  --------------
    Total revenues..........................................................      55,934,527      64,234,839
                                                                              --------------  --------------
Expenses:
  Facility operating expenses:
    Salaries, wages and benefits............................................      28,631,197      33,272,786
    Other operating expenses................................................      16,557,152      16,398,555
  Lease expense.............................................................       4,532,673       5,083,406
  Corporated administrative costs...........................................       3,066,964       3,368,233
  Depreciation and amortization.............................................       1,157,509       1,521,145
                                                                              --------------  --------------
    Total operating expenses................................................      53,945,495      59,644,125
                                                                              --------------  --------------
                                                                                   1,989,032       4,590,714
                                                                              --------------  --------------
Other income (expense):
  Interest income...........................................................         166,309         148,939
  Interest expense..........................................................      (2,254,205)     (2,629,375)
                                                                              --------------  --------------
    Total other income (expense)............................................      (2,087,896)     (2,480,436)
                                                                              --------------  --------------
                                                                                     (98,864)      2,110,278
Provision (benefit) for income taxes........................................         (40,986)        795,537
                                                                              --------------  --------------
Income (loss) before minority interest......................................         (57,878)      1,314,741
Minority interest in net income of subsidiary, net of income taxes..........         (47,239)        (74,128)
                                                                              --------------  --------------
    Net income (loss).......................................................        (105,117)      1,240,613
Dividends and accretion on preferred stock..................................        (471,976)       (786,363)
                                                                              --------------  --------------
Income (loss) applicable to common stock....................................  $     (577,093) $      454,250
                                                                              --------------  --------------
                                                                              --------------  --------------
Net income (loss) per common share..........................................            (.12)            .09
                                                                              --------------  --------------
                                                                              --------------  --------------
Weighted average number of common and common stock equivalents
  outstanding...............................................................       4,776,663       4,826,600
                                                                              --------------  --------------
                                                                              --------------  --------------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                              FOR THE THREE MONTH PERIOD
                                                                                   ENDED MARCH 31,
                                                                                 1996            1997
                                                                            --------------  --------------
                                                                                     (UNAUDITED)
Cash used in operating activities.........................................  $   (5,797,268) $   (2,840,187)
                                                                            --------------  --------------
Investing Activities:
  Purchases of property and equipment.....................................      (1,544,477)       (875,512)
  Increase in restricted cash.............................................        (784,410)       (158,171)
  Advances to managed facilities..........................................      (1,060,929)       --
  Deferred costs..........................................................        (490,341)       (905,659)
                                                                            --------------  --------------
Cash used in investing activities.........................................      (3,880,157)     (1,939,342)
                                                                            --------------  --------------
Financing Activities:
  Proceeds from issuance of preferred stock...............................        --            10,000,000
  Payments on notes to affiliates.........................................      (3,226,179)        (34,733)
  Proceeds from borrowings under lines of credit..........................      10,750,000        --
  Principal payments on long term debt....................................        (463,005)       (475,229)
  Other financing activities..............................................        (242,698)       (233,233)
                                                                            --------------  --------------
Cash provided from financing activities...................................       6,818,118       9,256,805
                                                                            --------------  --------------
Net increase in cash and cash equivalents.................................      (2,859,307)      4,477,276
Cash and cash equivalents, beginning of period............................       4,894,448       6,029,759
                                                                            --------------  --------------
Cash and cash equivalents, end of period..................................       2,035,141      10,507,035
                                                                            --------------  --------------
                                                                            --------------  --------------

  The accompanying notes are an integral part of these condensed consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. In the opinion of management, the accompanying unaudited consolidated financial statements of Centennial HealthCare Corporation and Subsidiaries ("the Company") contain all adjustments necessary to present fairly the financial position at March 31, 1997 and the results of operations and cash flows for the three month periods ended March 31, 1996 and 1997. These financial statements should be read in conjunction with the notes to the financial statements for the year ended December 31, 1996. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

2. Subsequent to March 31, 1997, the Company filed a registration statement on Form S-1 for the issuance of 4,000,000 shares of its Common Stock in an initial public offering. The proceeds of such offering are to be used to repay two subordinated promissory notes aggregating $25.3 million accruing interest at 10.8% and 11.7% per annum, to redeem the Series E Redeemable Preferred Stock for $5.1 million, and to repay approximately $20.4 of the outstanding principal balance of its Senior Credit Facility accruing interest of approximately 8.5%. Concurrently with the closing of this Offering the Company's Series A and B Preferred Stock, Series C Convertible Preferred Stock and Series D Convertible Preferred Stock will be converted to shares of Common Stock. The following supplemental earnings per share data reflects earnings per share as if such offering of Common Stock and the use of proceeds described and preferred stock conversions has taken place on January 1, 1996.

                                                                                  YEAR ENDED      THREE MONTHS
                                                                                 DECEMBER 31,    ENDED MARCH 31,
                                                                                --------------  -----------------
                                                                                     1996             1997
                                                                                --------------  -----------------
Net income applicable to Common Stock:                                            $    5,289       $     1,859
                                                                                --------------        --------
                                                                                --------------        --------

Weighted average number of common shares outstanding:                                 11,086            11,255
                                                                                --------------        --------
                                                                                --------------        --------

Supplemental earnings per share:                                                  $      .48       $       .17
                                                                                --------------        --------
                                                                                --------------        --------

Above amounts reflect the estimated reduction in interest expense of approximately $4.0 million and $1.0 million and preferred dividends of approximately $2.0 million and $0.6 million for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively, resulting from the above-described transaction and the addition of approximately 6.3 million and
4.7 million shares of Common Stock.

3. Net income per common share for the three months ended March 31, 1996 and 1997 is based on the weighted average number of common and common equivalent shares (stock options) outstanding in each period and is computed in accordance with APB Opinion No. 15.

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." Statement No. 128 will replace APB Opinion No. 15 and is effective for periods ending after December 15, 1997. Earlier application is not permitted. When effective, Statement No. 128 requires restatement of all prior period earnings per share ("EPS") data presented.

    Statement No. 128 replaces the current earnings per share presentation with a dual presentation of basic and diluted earnings per share for entities with complex capital structures, such as the Company. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution of securities such as stock options, that could share in the earnings of an entity. If Statement No. 128 had been applied for the periods ended March 31, 1996 and 1997, basic and diluted earnings per share would have been ($0.12) and $0.10, respectively. Such

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES computations are based on weighted average shares outstanding of approximately 4,542,000 and 4,789,000 for the periods ended March 31, 1996 and 1997, respectively. Dividends on preferred shares have been deducted from net income in arriving at net income available to Common Stock. Such preferred shares are anti-dilutive and accordingly have not been assumed to be converted for purposes of diluted earnings per share.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors of
Centennial HealthCare Corporation

    We have audited the accompanying consolidated balance sheets of Centennial HealthCare Corporation and subsidiaries (formerly known as WelCare International, Inc. and subsidiaries) as of May 31, 1994 and 1995, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Centennial HealthCare Corporation and subsidiaries at May 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 1995 in conformity with generally accepted accounting principles.


                                          /s/ BDO Seidman, LLP


Atlanta, Georgia
July 7, 1995, except for
  Note 18 which is as of
  August 15, 1995

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)
                          CONSOLIDATED BALANCE SHEETS

                                                                                              MAY 31,
                                                                                   ------------------------------
                                                                                        1994            1995
                                                                                   --------------  --------------
                                                     ASSETS
CURRENT ASSETS
  Cash and cash equivalents......................................................  $    5,279,539  $    4,362,833
  Patient accounts and third party payor settlements, net of allowance for
    doubtful accounts of $71,413 in 1995 (Note 3)................................       4,198,742       6,614,290
  Prepaid expenses and other current assets......................................         401,076         748,757
  Due from related parties.......................................................          69,843          46,443
                                                                                   --------------  --------------
Total current assets.............................................................       9,949,200      11,772,323
                                                                                   --------------  --------------
Property and equipment at cost, net of accumulated depreciation (Notes 5 and
  8).............................................................................         444,140       6,662,562
                                                                                   --------------  --------------
Other assets
  Note receivable (Note 6).......................................................         422,000         309,917
  Due from related parties (Note 4)..............................................         193,035       1,558,336
  Investment in unconsolidated partnerships (Note 7).............................       1,450,984          83,651
  Restricted cash (Note 2).......................................................       1,496,964       1,041,688
  Refundable deposit (Note 2)....................................................        --             2,875,000
  Deferred managment cost, net of accumulated amortization of $35,291 in 1995
    (Note 12)....................................................................        --               811,696
  Minority interest (Note 1).....................................................        --               130,840
  Other..........................................................................         215,891         253,375
                                                                                   --------------  --------------
Total other assets...............................................................       3,778,874       7,064,503
                                                                                   --------------  --------------
                                                                                   $   14,172,214  $   25,499,388
                                                                                   --------------  --------------
                                                                                   --------------  --------------
                                      LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt (Note 8)..................................  $       87,500  $    1,106,910
  Accounts payable and accrued expenses..........................................       3,234,923       3,830,242
  Provider taxes payable.........................................................         313,421       1,028,355
  Other liabilities..............................................................         773,135       1,001,959
                                                                                   --------------  --------------
Total current liabilities........................................................       4,408,979       6,967,466
Due to affiliate.................................................................         683,713       1,197,239
Long-term debt, less current maturities (Note 8).................................         676,250       4,557,535
Deferred income taxes (Note 11)..................................................       1,079,000       1,509,000
Cash held in escrow (Note 2).....................................................       1,496,964        --
                                                                                   --------------  --------------
                                                                                        8,344,906      14,231,240
                                                                                   --------------  --------------
COMMITMENTS AND CONTINGENCIES (NOTES 12, 13 AND 14)
Redeemable preferred stock (Note 9)..............................................       4,300,290       9,186,628
                                                                                   --------------  --------------
SHAREHOLDERS' EQUITY (NOTES 9 AND 10)
  Common stock, with par value of $.01; 50,000,000 shares authorized; 1,745,449
    shares issued; 1,582,222 and 1,505,589 shares outstanding in 1994 and 1995...          17,455          17,455
  Retained earnings..............................................................       2,123,003       3,551,265
  Treasury stock, at cost; 163,227 and 239,860 shares held in 1994 and 1995......        (613,440)     (1,487,200)
                                                                                   --------------  --------------
                                                                                        1,527,018       2,081,520
                                                                                   --------------  --------------
                                                                                   $   14,172,214  $   25,499,388
                                                                                   --------------  --------------
                                                                                   --------------  --------------

          See accompanying notes to consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                YEARS ENDED MAY 31,
                                                                   ----------------------------------------------
                                                                        1993            1994            1995
                                                                   --------------  --------------  --------------
REVENUES
  Net patient service revenues...................................  $    6,863,361  $   38,115,076  $   61,855,427
  Management fees (Note 12)......................................       4,434,990       3,384,357       3,362,223
                                                                   --------------  --------------  --------------
Total revenues...................................................      11,298,351      41,499,433      65,217,650
                                                                   --------------  --------------  --------------
EXPENSES
  Facility operating expenses....................................       5,330,767      29,510,176      48,872,211
  Lease expense (Note 2).........................................         926,676       4,823,314       6,900,843
  Corporate administrative costs.................................       3,004,715       2,927,045       3,395,795
  Depreciation and amortization..................................          48,325          82,197         290,408
                                                                   --------------  --------------  --------------
Total expenses...................................................       9,310,483      37,342,732      59,459,257
                                                                   --------------  --------------  --------------
OTHER INCOME (EXPENSE)
  Interest income................................................          73,824         163,071         382,394
  Interest expense...............................................         (42,042)        (31,615)       (325,477)
  Equity in income (loss) of unconsolidated partnerships (Note
    7)...........................................................      (2,765,867)      1,733,341         (27,504)
                                                                   --------------  --------------  --------------
Total other income (expense).....................................      (2,734,085)      1,864,797          29,413
                                                                   --------------  --------------  --------------
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES, SHARE OF
  MINORITY INTEREST AND EXTRAORDINARY ITEM.......................        (746,217)      6,021,498       5,787,806
Provision for income taxes (benefit) (Note 11)...................        (160,275)      2,230,965       2,105,978
                                                                   --------------  --------------  --------------
INCOME (LOSS) BEFORE SHARE OF MINORITY INTEREST AND EXTRAORDINARY
  ITEM...........................................................        (585,942)      3,790,533       3,681,828
Minority interest in net income of subsidiary....................        --              --               207,328
                                                                   --------------  --------------  --------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM..........................        (585,942)      3,790,533       3,474,500
Extraordinary item-foregiveness of debt, net of taxes ($940,682
  and $143,268, respectively)                                            --             1,598,274         250,471
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK.....................  $     (585,942) $    5,388,807  $    3,724,971
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
PER COMMON SHARE DATA
Income (loss) before extraordinary item..........................  $         (.26) $         1.60  $         1.35
Extraordinary item-foregiveness of debt, net of taxes............        --                   .68             .10
                                                                   --------------  --------------  --------------
Net income (loss)................................................  $         (.26) $         2.28  $         1.45
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
WEIGHTED AVERAGE NUMBER OF COMMON STOCK AND COMMON STOCK
  EQUIVALENTS OUTSTANDING........................................       2,266,654       2,363,362       2,576,001
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

          See accompanying notes to consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                FOR THE YEARS ENDED MAY 31, 1993, 1994 AND 1995

                                                            COMMON STOCK
                                     COMMON STOCK        PURCHASE WARRANTS    ADDITIONAL
                                ----------------------  --------------------    PAID-IN     EARNINGS     TREASURY
                                 SHARES      AMOUNT      SHARES     AMOUNT      CAPITAL     (DEFICIT)      STOCK
                                ---------  -----------  ---------  ---------  -----------  -----------  -----------
Balance, at May 31, 1992......  1,829,600   $  18,553     553,577  $ 800,000   $ 287,387   $  (587,964) $   --
  Termination of common stock
    purchase warrants.........     --          --        (553,577)  (800,000)     --           --           --
  Purchase and retirement of
    common stock..............    (84,151)     (1,098)     --         --            (866)     (148,201)     --
Dividends on redeemable
  preferred stock.............     --          --          --         --          --           (33,003)
  Net loss....................     --          --          --         --          --          (585,942)
                                ---------  -----------  ---------  ---------  -----------  -----------  -----------
Balance, at May 31,1993.......  1,745,449      17,455      --         --         286,521    (1,355,110)     --
  Dividends on redeemable
    preferred stock                --          --          --         --          --          (160,530)     --
  Purchase of treasury
    stock.....................   (163,227)     --          --         --          --           --          (613,440)
  Accretion of preferred stock
    to estimated redemption
    value (Note 9)............     --          --          --         --        (286,521)   (1,750,164)     --
  Net income..................     --          --          --         --          --         5,388,807      --
                                ---------  -----------  ---------  ---------  -----------  -----------  -----------
Balance, at May 31, 1994......  1,582,222      17,455      --         --          --         2,123,003     (613,440)
Dividends on redeemable
  preferred stock.............     --          --          --         --          --          (284,132)          --
  Purchase of treasury
    stock.....................    (76,633)     --          --         --          --           --          (873,760)
  Accretion of preferred stock
    to estimated redemption
    value (Note 9)............     --          --          --         --          --        (2,012,577)     --
Net income....................     --          --          --         --          --         3,724,971      --
                                ---------  -----------  ---------  ---------  -----------  -----------  -----------
Balance, at May 31, 1995......  1,505,589   $  17,455      --      $  --       $  --       $ 3,551,265  $(1,487,200)
                                ---------  -----------  ---------  ---------  -----------  -----------  -----------
                                ---------  -----------  ---------  ---------  -----------  -----------  -----------

          See accompanying notes to consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 YEARS ENDED MAY 31,
                                                                    ----------------------------------------------
                                                                         1993            1994            1995
                                                                    --------------  --------------  --------------
OPERATING ACTIVITIES:
  Net income (loss)...............................................  $     (585,942) $    5,388,807  $    3,724,971
  Adjustments to reconcile net earnings (loss) to net cash
    provided by operating activities:
    Depreciation and amortization.................................          48,325          82,197         240,134
    Deferred income taxes.........................................        (226,275)      1,428,645         430,000
    Consulting fees offset against note receivable................        --              --               112,083
    Equity in income (loss) of unconcolidated partnership.........       2,765,867      (4,272,295)       (366,235)
    Share of minority interest....................................        --              --               207,328
    Gain on sale of bonds.........................................         (12,450)       --               (50,920)
    Change in assets and liabilities:
      Accounts receivable.........................................      (1,669,179)     (2,500,034)     (2,259,705)
      Due from related parties....................................         416,041         337,190         223,053
      Prepaid expenses and other assets...........................        (608,999)        168,429        (488,601)
      Accounts payable and accrued expenses.......................       1,956,625       2,062,441         935,942
                                                                    --------------  --------------  --------------
Cash provided by operating activities.............................       2,084,013       2,695,380       2,708,050
                                                                    --------------  --------------  --------------
INVESTING ACTIVITIES:
  Investment in subsidiary partnership............................        --              (980,000)       --
  Advances to affiliate...........................................        --              (230,493)       (946,275)
  Distributions received from unconsolidated partnership..........          31,496         114,475         460,471
  Proceeds from sale of long-term securities......................          39,990        --               139,714
  Purchases of property and equipment.............................        (264,041)        (66,664)     (1,108,810)
  Cash paid for refundable deposit................................        --              --            (2,875,000)
  Purchase of management contract.................................        --              --              (846,987)
  Cash received in acquisition of subsidiary in excess of purchase
    price paid....................................................        --              --               183,464
                                                                    --------------  --------------  --------------
Cash used in investing activitites................................        (192,555)     (1,162,682)     (4,993,423)
                                                                    --------------  --------------  --------------
FINANCING ACTIVITIES:
  Distributions paid to minority partner..........................        --              --               (84,759)
  Redemption of common stock......................................        (150,165)       (613,440)       (873,760)
  Payments on subordinated debentures.............................         (62,500)       --              (150,000)
  Payments of dividend to preferred shareholders..................         (33,003)       (160,530)       (284,132)
  Payments on notes to shareholders...............................         (73,750)       --              --
  Proceeds from issuance of preferred stock.......................       1,650,165         613,440       2,873,761
  Proceeds from notes payable.....................................          25,000         500,000        --
  Payments on notes payable.......................................        (475,000)       (262,500)        (87,500)
  Payments on mortgage payable....................................        --              --               (24,943)
                                                                    --------------  --------------  --------------
Cash provided by financing activities.............................         880,747          76,970       1,368,667
                                                                    --------------  --------------  --------------
NET CHANGE IN CASH AND CASH EQUIVALENTS...........................       2,772,205       1,609,668        (916,706)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR......................         897,666       3,669,871       5,279,539
                                                                    --------------  --------------  --------------
CASH AND CASH EQUIVALENTS, END OF YEAR............................  $    3,669,871  $    5,279,539  $    4,362,833
                                                                    --------------  --------------  --------------
                                                                    --------------  --------------  --------------

          See accompanying notes to consolidated financial statements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

    Centennial HealthCare Corporation (the "Company") (formally known as WelCare International, Inc.) was incorporated in February 1989 under the laws of the State of Georgia. The Company's principal business is to provide basic and specialty healthcare services to patients in a long-term care setting.

    As of May 31, 1995, subsidiaries of the Company operated 32 owned, leased and managed long-term care facilities with 3,657 beds in 15 states, consisting of one owned facility, 16 leased facilities and 15 managed facilities.

    At May 31, 1995, certain subsidiaries of the Company held general partner interests in certain public and private limited partnerships, the majority of which own and operate long-term care facilities. The Company's general partner interests in those partnerships ranged from .49% to 3.992%.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and a majority owned affiliated partnership. The Company accounts for its investments in certain other public and private partnerships in which the Company has a greater than 20% ownership or serves as the general partner, under the equity method, i.e., at cost, increased or decreased by the Company's share of earnings or losses, less distributions. All intercompany balances, investments and transactions have been eliminated.

REVENUES AND ALLOWANCE FOR UNCOLLECTIBLE ACCOUNTS

    Revenues are derived from the management of fourteen facilities, the operation of sixteen leased facilities and one majority owned facility, and from providing related supplies and services to these facilities. Management fee revenues are recorded on a monthly basis as earned. Patient service revenues are recorded at established rates and adjusted for differences between such rates and estimated amounts reimbursable by third party payors. Estimated settlements under third-party payor retrospective rate setting programs (primarily Medicare and Medicaid) are accrued in the period the related services are rendered. Settlements receivable and related revenues under such programs are based on annual cost reports prepared in accordance with federal and state regulations, which reports are subject to audit and retroactive adjustments in future periods. In the opinion of management, adequate provision has been made therefor, and such adjustments in determining final settlements will not have a material effect on financial position or results of operations.

PROPERTY AND EQUIPMENT

    Property and equipment are depreciated over the estimated useful lives of the individual assets using the straight-line method. The estimated useful lives range from five to ten years for equipment, five to fifteen years for furniture and thirty years for buildings and improvements.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
DEFERRED MANAGEMENT COST

    During 1995, the Company purchased a management contract from an unrelated party for a facility that it currently owns a majority interest. Costs associated with the purchase of this management contract are amortized over 10 years, the life of the associated management agreement.

ACCRUED PROVIDER AND PROPERTY TAXES

    Accrued provider and property taxes includes taxes assessed in certain jurisdictions based on the number of occupied beds as well as property taxes accrued but not paid.

CASH AND CASH EQUIVALENTS

    For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INCOME TAXES

    The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes", which significantly changes existing practice by requiring, among other things, a liability approach to deferred income taxes. The Company adopted SFAS 109 effective June 1, 1993. The adoption of SFAS 109 had no significant impact on the Company's accompanying financial statements.

STOCK SPLIT AND STOCK DIVIDEND


    Effective January 6, 1996, the Board of Directors declared a 11.11% stock dividend on outstanding shares of common stock. In addition, the Board of Directors and shareholders of the Company approved a .6897 for one reverse stock split. All references to issued and/or outstanding shares and the weighted shares outstanding used in the calculations of net income per share have been retroactively adjusted to reflect this reverse stock split.


INCOME (LOSS) PER SHARE

    Income (loss) per share are computed based on the weighted average number of common and common equivalent shares outstanding during the period. Common stock equivalents include options to purchase common stock, assumed to be exercised using the treasury stock method, and redeemable preferred stock. Income (loss) per share have been retroactively adjusted to reflect the subsequent stock dividends and stock splits.

2. LEASED FACILITIES

    Effective January 1, 1993, Grant Park Nursing Home Limited Partnership (the "Partnership"), an affiliate, leased Grant Park Care Center, a long-term care facility, to the Company under an operating lease expiring in 2002 with two, five year extensions at the Company's option. The lease calls for monthly rental payments of $142,661 and provides for a sharing of profits until the Partnership receives 50% of

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. LEASED FACILITIES (CONTINUED)
any excess profits generated by the facility. Total rent expense for years ended May 31, 1993, 1994 and 1995 was $812,700, $2,356,106 and $2,056,671,
respectively.

    Effective October 1, 1993, the Company began leasing thirteen long-term care facilities (the "Leased Facilities") from EBT HealthCare Properties, L.P. ("EBT"), an unrelated lessor, under operating leases having an initial term expiring in 2006. Six of the leases call for fixed monthly lease payments and seven of the leases require variable monthly payments. The leases expire at various dates ranging from 2004 to 2006 plus two, five year extensions exercisable at the Company's option. Rent is payable monthly, in advance, and amounted to $2,320,538 and $3,840,979 for the years ended May 31, 1994 and 1995, respectively. Eight of the Leased Facilities pay fees to an unrelated third party for services related to their operation. The total of these fees paid in 1994 and 1995 was $399,640 and $677,202, respectively.

    During 1994, the Company held in escrow funds provided by EBT for capital improvements on the leased facilities. In fiscal 1994 and 1995, the cumulative fundings received from EBT totaled $2,584,394 and $3,050,000, respectively, which were held in escrow by the Company. As of May 31, 1994 and 1995, $1,087,430 and $3,050,000, respectively, of the escrowed capital improvements funds had been disbursed by the Company. Undisbursed capital improvement funds are included in restricted cash and cash held in escrow in the accompanying 1994 balance sheet.

    In July 1994, the Company began leasing Royal Terrace Nursing and Rehabiltation Center ("Royal Terrace"), a long-term care facility, from an unrelated lessor under an operating lease having an initial term of fourteen years plus two, five year extensions exercisable at the Company's option. Rent is payable in monthly installments of $58,711 and totaled $555,694 for the year ended May 31, 1995.

    In December 1994, the Company began leasing Ashton Woods Rehabilitation Center, a long-term care facility, from an affiliated lessor under an operating lease having an initial term of fourteen years plus two, five year extensions, exercisable at the Company's option. Rent is payable in monthly installments of $67,935 and totaled $338,677 for the year ended May 31, 1995. In connection with this lease, the Company paid the lessor a deposit of $2,875,000 which is refundable upon the termination of the lease. Additionally, the Company placed approximately $1,000,000 in escrow, as required by the lessor, to be used for capital improvements at this facility. This amount is included in restricted cash in the accompanying consolidated 1995 balance sheet.

    Minimum rent payments under all sixteen of the facility leases are summarized as follows:

YEAR                                                                                AMOUNT
------------------------------------------------------------------------------  --------------
1996..........................................................................  $    6,816,328
1997..........................................................................       6,816,328
1998..........................................................................       6,816,328
1999..........................................................................       6,816,328
2000..........................................................................       6,816,328
Thereafter....................................................................      36,666,830
                                                                                --------------
                                                                                $   70,748,470
                                                                                --------------
                                                                                --------------

    Effective January 1, 1994, the Company began leasing employees at most of its leased facilities, at cost, from an affiliated company. The Company's lease agreement with the affiliate calls for monthly

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2. LEASED FACILITIES (CONTINUED)
payments in amounts equal to each facilities' payroll costs. This lease agreement allowed the Company to lower workers' compensation insurance rates, resulting in a net savings to the Company. Total employee leasing expense incurred in 1994 and 1995 amounted to approximately $8,400,000 and $18,359,000, respectively, and is included in nursing home expenses in the accompanying 1994 and 1995 consolidated statements of operations.

3. PATIENT ACCOUNTS AND THIRD-PARTY PAYOR SETTLEMENTS

    Patient accounts and third party payor settlements receivable consist of the following:

                                                                            MAY 31,
                                                                  ----------------------------
                                                                      1994           1995
                                                                  -------------  -------------
Patient accounts................................................  $   4,175,582  $   6,467,520
Third-party payor settlements...................................         23,160        218,183
                                                                  -------------  -------------
                                                                      4,198,742      6,685,703
Allowance for doubtful accounts.................................       --               71,413
                                                                  -------------  -------------
                                                                  $   4,198,742  $   6,614,290
                                                                  -------------  -------------
                                                                  -------------  -------------

    The Company generally does not require collateral or other security in extending credit to patients; however, the Company routinely obtains assignments of (or is otherwise entitled to receive) benefits receivable under the health insurance programs, plans or policies of patients (e.g. Medicare, Medicaid, commercial insurance and managed care organizations). Medicaid programs accounted for approximately 94%, 83% and 69% of net patient service revenues during 1993, 1994 and 1995, respectively. Accounts receivable and operating revenue include amounts estimated by management to be reimbursable by Medicaid, Medicare and other third-party programs under the provisions of cost reimbursement formulas in effect. Final determination of amounts earned is subject to audit by the intermediaries. In the opinion of management, adequate provision has been made for any adjustments that may result from such audits. Differences between estimated provisions and final settlement are reflected as charges or credits to operating revenue in the year finalized.

    Accounts receivable are recorded net of any contractual adjustments and relate principally to amounts due from various Medicaid programs as well as amounts due from Medicare and private payors. Receivables from Medicaid programs were approximately as follows:

                                                                      1994           1995
                                                                  -------------  -------------
District of Columbia............................................  $   1,324,000  $   1,466,000
Mississippi.....................................................      1,007,000        957,000
Louisiana.......................................................        428,000        440,000
Idaho...........................................................        210,000        204,000
Montana.........................................................         90,000        203,000
Georgia.........................................................       --              195,000
Kansas..........................................................         48,000        193,000
Texas...........................................................        110,000        113,000

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. PATIENT ACCOUNTS AND THIRD-PARTY PAYOR SETTLEMENTS (CONTINUED)
    Significant changes have and will continue to be made in government reimbursement programs, and such changes could have a material impact on future reimbursement formulas. Amounts due from Medicaid and Medicare programs are generally paid within 30 to 90 days from date of billing and are subject to final settlements in certain states.

4. TRANSACTIONS WITH RELATED PARTIES AND MANAGED FACILITIES

    As of May 31, 1994, WelCare Management Services, Inc. ("WelCare Services"), an affiliate of the Company, owed $612,061 to the Company for previous advances and accrued management fees. During 1994 and prior years, WelCare Services operated a long-term care facility known as Deluxe Care Inn under an operating lease agreement. In 1994 and prior years, the Company had recorded a $419,026 reserve on these receivables resulting in a net receivable balance of $193,035 at May 31, 1994. During 1995, the Company advanced an additional $946,275 to WelCare Services to purchase Deluxe Care Inn. In November 1994, the total amount due from WelCare Services of $1,558,336 was formalized into an unsecured promissory note bearing interest at 9% and payable at maturity, December 31, 1998. Under the terms of the note, the Company has the right to place a security interest on any or all of WelCare Service's assets, including Deluxe Care Inn. The property and equipment of the Deluxe Care Inn are currently encumbered under a first mortgage with an unrelated party having an outstanding balance of approximately $980,000. At May 31, 1995, based on improved operations at Deluxe Care Inn, the Company determined that the receivable was fully collectible and the associated reserve was charged to operations.

    During 1992, the Company entered into employment agreements with three officers which provide for salary continuation and non-competition with the Company, subject to certain conditions.

    The Company leases two long-term care facilities from related and affiliated parties (see Note 2).

5. PROPERTY AND EQUIPMENT

    Property and equipment consisted of the following at May 31, 1994 and 1995:

                                                                             MAY 31,
                                                                   ---------------------------
                                                                       1994          1995
                                                                   ------------  -------------
Land.............................................................  $    --       $     739,259
Buildings and improvements.......................................       --           4,119,947
Equipment........................................................       349,409      1,419,018
Furniture and fixtures...........................................       245,396        702,927
                                                                   ------------  -------------
                                                                        594,805      6,981,151
Less accumulated depreciation....................................      (150,665)      (318,589)
                                                                   ------------  -------------
                                                                   $    444,140  $   6,662,562
                                                                   ------------  -------------
                                                                   ------------  -------------

    Effective December 1, 1994, the Company attained majority control of an affiliated limited partnership (see Note 7) which owns and operates a long-term care facility. The property and equipment of this

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. PROPERTY AND EQUIPMENT (CONTINUED)
subsidiary partnership was consolidated into the Company's financial statements in 1995 and consisted of the following at May 31, 1995:

Land...........................................................  $  739,259
Buildings and improvements.....................................   3,875,243
Equipment, furniture and fixtures..............................     807,646
                                                                 ----------
                                                                  5,422,148
Less accumulated depreciation..................................     (86,938)
                                                                 ----------
                                                                 $5,335,210
                                                                 ----------
                                                                 ----------

6. NOTE RECEIVABLE

    The Company has an unsecured note receivable, with an original balance of $422,000, from an affiliate of the owner (the "Borrower") of a facility managed by the Company. The note matures in 1998 and provides for annual payments of principal and interest and allows for offsets of payments due from the Company under a consulting agreement with the Borrower. Under the terms of the consulting agreement, beginning June 30, 1994, the Borrower will earn annual consulting fees ranging from $135,000 to $350,000 through the earlier of 2013 or the termination of the facility management contracts with affiliates of the Borrower. Any unpaid fees earned by the Borrower will reduce amounts outstanding under the note receivable. During 1995, the Company incurred $249,583 of consulting fees of which $137,500 were paid in cash with the remaining $112,083 reducing amounts outstanding under the note receivable.

7. INVESTMENT IN UNCONSOLIDATED PARTNERSHIPS

    The Company through certain of its subsidiaries have various investments in both public and private limited partnerships ranging from .499% to 3.992% ownership interests. These partnerships own primarily long-term care facilities and retirement centers. Investments in partnerships in which subsidiaries of the Company own at least a 20% interest or where such subsidiaries serve as a general partner are accounted for using the equity method. In its capacity as general partner, such subsidiaries may be liable for the net liabilities of these partnerships. Accordingly, the Company has recorded greater than its proportionate share of partnership losses in instances where the limited partners are not liable to fund their share of these losses. In such instances, subsequent income is allocated first to the Company to the extent of losses previously recorded in excess of the Company's pro-rata share of losses, based upon its partnership interests.

    As of May 31, 1994, the Company had a 33% ownership interest in a privately held limited partnership which owns and operates a long-term care facility known as Montclair Nursing Center ("Montclair") and accounted for this investment under the equity method. During fiscal 1995, the Company acquired additional limited partnership units bringing the Company's total ownership interest to 55%. Accordingly, the Company began consolidating this entity. Unaudited pro forma consolidated results of operations of the Company for the years ended May 31, 1994 and 1995 are presented below (in thousands).

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES

            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. INVESTMENT IN UNCONSOLIDATED PARTNERSHIPS (CONTINUED)
Such pro forma presentation, combining the results of operations of Montclair and the Company, has been prepared assuming that the acquisition had been completed as of June 1, 1994:

                                                                               MAY 31,
                                                                         --------------------
                                                                           1994       1995
                                                                         ---------  ---------
Revenues...............................................................  $  47,223  $  68,985
Net earnings...........................................................  $   5,750  $   3,840
Net earnings per common share..........................................  $    1.82  $    1.06

    The Company's investment in unconsolidated partnerships is summarized as follows:

BALANCE, MAY 31, 1992..........................................  $  (889,473)
  Net loss.....................................................   (2,750,534)
  Amortization of investment over net assets...................      (15,333)
  Capital distributions........................................      (31,496)
                                                                 -----------
BALANCE, MAY 31, 1993..........................................   (3,686,836)
  Capital contributions........................................      980,000
  Net income...................................................    4,312,225
  Amortization of investment over net assets...................      (39,930)
  Capital distributions........................................     (114,475)
                                                                 -----------
BALANCE, MAY 31, 1994..........................................    1,450,984
  Capital contributions........................................    1,390,000
  Net income...................................................      430,543
  Amortization of investment over net assets...................      (64,308)
  Capital distributions........................................     (460,471)
  Consolidation of majority-owned partnership..................   (2,663,097)
                                                                 -----------
BALANCE, MAY 31, 1995..........................................  $    83,651
                                                                 -----------
                                                                 -----------

    Summarized financial information of the Partnerships is included in the following schedule. The year end of the Partnerships is December 31. The Partnerships have recorded summarized financial information on the basis of a March 31 year end in order to allow for more current information relative to the May 31 year end of the Company.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

7. INVESTMENT IN UNCONSOLIDATED PARTNERSHIPS (CONTINUED)

CONDENSED BALANCE SHEETS

                                                                MARCH 31,
                                            -------------------------------------------------
                                                 1993             1994             1995
                                            ---------------  ---------------  ---------------
ASSETS
Current assets............................  $    14,902,234  $    12,105,828  $    22,527,386
Property and equipment....................       57,852,467       35,926,920       13,111,777
Other assets..............................       12,430,199        7,710,185        3,604,031
                                            ---------------  ---------------  ---------------
                                            $    85,184,900  $    55,742,933  $    39,243,194
                                            ---------------  ---------------  ---------------
                                            ---------------  ---------------  ---------------
LIABILITIES AND PARTNERS' DEFICIT
Current liabilities.......................  $    31,164,760  $    23,201,585  $    21,545,145
Long-term debt............................       53,968,791       32,663,633       19,172,713
Other liabilities.........................       19,313,736       18,778,243       18,262,822
Partners' deficit.........................      (19,262,387)     (18,900,528)     (19,737,486)
                                            ---------------  ---------------  ---------------
                                            $    85,184,900  $    55,742,933  $    39,243,194
                                            ---------------  ---------------  ---------------
                                            ---------------  ---------------  ---------------


                                                          YEARS ENDED MARCH 31,
                                            -------------------------------------------------
                                                 1993             1994             1995
                                            ---------------  ---------------  ---------------
CONDENSED STATEMENTS OF INCOME (LOSS)
Revenue...................................  $    80,691,577  $    56,821,143  $    37,095,992
Loss from operations......................         (243,289)      (1,705,055)      (3,177,440)
Gain on sales of facilities...............        --               7,259,612          607,167
Extraordinary items.......................        --               7,213,550       14,746,767
Net income (loss).........................       (3,011,060)      11,158,801       12,910,363
Company's share of net income (loss)
  before extraordinary items..............       (2,765,867)       1,733,341          (27,504)
Company's share of extraordinary items....        --               2,538,954          393,739

    In fiscal 1995, three public partnerships in which the Company serves as general partner were forgiven notes payable totaling approximately $7,213,000 and $14,760,000 in 1994 and 1995, respectively. The Company has recorded its share of these items as an extraordinary item in the accompanying Statements of Operations.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. LONG-TERM DEBT

    Long-term debt is summarized as follows:

                                                                             MAY 31,
                                                                    --------------------------
                                                                       1994          1995
                                                                    -----------  -------------
Mortgage note payable in monthly installments of principal and interest totaling $40,851 through November 1997, interest
  accrues at the U.S. Treasury Bond rate plus 3%, collateralized
  by real estate..................................................  $   --       $   4,138,195
Revolving line of credit agreement with a bank due in November
  1995, interest accrues at 9% , collateralized by accounts
  receivable (see Note 18)........................................      --           1,000,000
Note to one of the Company's lessors, interest accrues on the note at 6% with all accrued interest and outstanding principal
  payable on October 20, 1998 (see Note 18).......................      500,000        500,000
Promissory notes to two individuals payable in semi-annual
  installments through July 1994..................................       87,500       --
Subordinated Debentures, due April 2001, accruing interest at 20%
  per annum, payable on a monthly basis, fully redeemed during
  1995............................................................      150,000       --
9.25% notes payable to certain stockholders due in April 1996, collateralized by proceeds from the sale of zero coupon bonds
  totaling $27,000 at May --]31, 1995.............................       26,250         26,250
                                                                    -----------  -------------
                                                                        763,750      5,664,445
Less current maturities...........................................       87,500      1,106,910
                                                                    -----------  -------------
                                                                    $   676,250  $   4,557,535
                                                                    -----------  -------------
                                                                    -----------  -------------

    Future maturities of long-term debt are summarized as follows:

YEAR                                                                                AMOUNT
-------------------------------------------------------------------------------  -------------
1996...........................................................................  $   1,106,910
1997...........................................................................         89,108
1998...........................................................................      3,968,427
1999...........................................................................        500,000
                                                                                 -------------
                                                                                 $   5,664,445
                                                                                 -------------
                                                                                 -------------

9. REDEEMABLE PREFERRED STOCK

    As of May 31, 1994, the Company had issued and outstanding, 205,541 shares of $11.01 par value Series A voting preferred stock. The Series A shares earn cumulative dividends of $.88 per share per annum and are convertible to common at any time at the holder's option at a conversion multiple of 3.834. The shares are subject to mandatory conversion by the Company in limited circumstances. The holders of the Series A shares have the right to redeem one third of their shares each December 1, 1996, 1997 and 1998 at the greater of par value or fair market value as defined in the stockholder agreement.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. REDEEMABLE PREFERRED STOCK (CONTINUED)
    During July of 1994, the Company issued 328,892 shares of $8.74 par value Series B voting preferred stock. Each Series B preferred share earns cumulative dividends at $.49 per annum and is convertible into one share of common stock at the holder's option. The Series B shares are also subject to mandatory conversion in certain limited circumstances. The holder of the Series B shares have the right to redeem one third of their shares each June 30, 1998, 1999 and 2000 at the greater of par value or fair market value as defined in the articles of incorporation.

    As of May 31, 1994, management's estimated redemption price of the Series A preferred stock exceeded its issuance cost of $2,263,605 by $2,036,685. This difference was accreted to preferred stock and charged against common stockholders' equity. For the year ended May 31, 1995, an additional $2,012,578 was accreted to preferred stock based on the estimated redemption price of the Series A and B shares as of May 31, 1995.

10. EQUITY TRANSACTIONS

    In May 1989, the Company completed a private placement offering of 20 common stock units at $10,000 per unit (the "Stock Units"), raising a total of $200,000. Each Stock Unit consisted of 39,682 shares of common stock and a collateralized interest-bearing note in the principal amount of $5,000.

    On April 30, 1991, the Company made an offer to its shareholders to repurchase the 20 Stock Units. The purchase price offered per unit was $20,000 which consisted of $10,000 cash and a $10,000 unsecured promissory note. During 1993 the Company purchased and subsequently retired 87,152 shares, of common stock bringing the total number of shares retired, including shares retired prior to 1993, from the initial private placement to 672,475. A total of $73,750 and $150,000 in notes payable were retired in conjunction with this offer through May 31, 1994 and 1995, respectively.

    On November 21, 1990, the Company issued warrants to two individuals to each acquire 697,500 shares of outstanding common stock of a subsidiary in exchange for total proceeds of $800,000. On August 17, 1992, the Company canceled the warrants in exchange for promissory notes totaling $800,000. The promissory notes are payable in semi-annual installments through July 1994. Amounts outstanding under the note agreements totaled $87,500 as of May 31, 1994. The notes were retired in July, 1994.

    The Company initiated two non-qualified stock option plans for key employees, officers and directors of the Company. As of May 31, 1994, the Company has reserved 369,845 shares of common stock for issuance under these plans. All of these shares are exercisable at a price which is less than management's current estimate of the share value. 297,622 of the options are exercisable immediately after the grant date and expire in five years. The remaining options vest over a period of five years from the start date of individual employment with the Company. No options have been exercised as of May 31, 1995.

    In 1994 and 1995, the Company repurchased 169,049 and 79,366 shares of common stock for $613,440 and $873,760, respectively. These shares were held as treasury stock at May 31, 1994 and 1995 and were accounted for under the cost method.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. INCOME TAXES

    The components of the provision for income taxes for fiscal 1993, 1994 and 1995 were as follows:

                                                        1993          1994           1995
                                                    ------------  -------------  -------------
Current
  Federal.........................................  $     46,000  $   1,330,000  $   1,531,000
  State...........................................        20,000        413,000        288,000
                                                    ------------  -------------  -------------
                                                          66,000      1,743,000      1,819,000
                                                    ------------  -------------  -------------
Deferred
  Federal.........................................      (330,000)     1,436,000        410,000
  State...........................................       104,000         (7,000)        20,000
                                                    ------------  -------------  -------------
                                                        (226,000)     1,429,000        430,000
                                                    ------------  -------------  -------------
      Total provision (benefit)...................  $   (160,000) $   3,172,000  $   2,249,000
                                                    ------------  -------------  -------------
                                                    ------------  -------------  -------------

    During fiscal 1993 and 1994, the Company utilized net operating loss carryforwards of approximately $692,000 and $92,000, respectively, for federal tax purposes. At May 31, 1994, the Company had no remaining federal net operating loss carryforwards.

    Deferred income taxes for the year ended May 31, 1993 result from timing differences in the recognition of revenue and expense for tax and financial reporting purposes. The source of these differences and their tax effects are as follows:

                                                                                      1993
                                                                                   -----------
Tax losses from partnerships.....................................................  $    22,275
Net operating loss carryforward..................................................      246,000
Accelerated depreciation methods.................................................       49,000
Accounts receivable valuation differences........................................      (40,000)
Other, net.......................................................................      (51,000)
                                                                                   -----------
                                                                                   $   226,275
                                                                                   -----------
                                                                                   -----------

    Deferred income taxes for the year ended May 31, 1994 and 1995 reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and amounts used for income tax purposes. The sources of the temporary differences and their effect on the deferred tax liability at May 31, 1994 and May 31, 1995 are as follows:

                                                                      1994           1995
                                                                  -------------  -------------
Tax losses from partnerships....................................  $   1,138,000  $   1,436,000
Accelerated depreciation methods................................         88,000        157,000
Accounts receivable valuation differences.......................       (139,000)       (93,000)
Other, net......................................................         (8,000)         9,000
                                                                  -------------  -------------
                                                                  $   1,079,000  $   1,509,000
                                                                  -------------  -------------
                                                                  -------------  -------------

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

12. MANAGEMENT AGREEMENTS

    The Company provides operational management services for 14 facilities under long-term management contracts having remaining effective terms ranging from 17 to 20 years. Eight of these agreements are with third party owners and are noncancellable without cause. Six of these agreements are with affiliated partnerships in which the Company serves as general partner and can be terminated without cause with sixty days notice. The management agreements provide for the Company to receive annual fees equal to 6% of each facility's gross revenues, payable on a monthly basis. Additionally, the Company performs oversight management services for two facilities in which it oversees the management of another management company. The Company typically receives a fee of 1% of gross revenues for oversight management services.

    During 1995, the Company purchased a management contract from the former manager of a long-term care facility, which is currently owned by a consolidated subsidiary of the Company, for a lump sum payment of $846,987.

13. CONTINGENCIES

    Certain subsidiaries of the Company serve as general partners in both public and private limited partnerships. As the general partner, such subsidiaries may be liable for certain deficiencies which arise in meeting the terms of certain loan obligations incurred by these partnerships and for operating expenses and other liabilities incurred by these partnerships in the ordinary course of business.

    The Company has guaranteed a mortgage note up to $500,000 related to a long-term care facility that it manages. The mortgage had an outstanding balance of approximately $1,980,000 at May 31, 1995. The market value of this facility, based on an independent appraisal, substantially exceeds the total amount of the mortgage note.

14. COMMITMENTS

    The Company is committed under a six year lease for office space which expires in November 1999. Base monthly rental payments for the first twelve months of the lease was $19,914 and escalates annually according to the rent structure as stated in the lease. Rent expense for 1993, 1994 and 1995, net of allocations of overhead costs to unconsolidated affiliates, was approximately $109,000, $143,000 and $230,000, respectively. Minimum rent payments for future years are approximately as follows:

YEAR                                                                                AMOUNT
-------------------------------------------------------------------------------  -------------
1996...........................................................................  $     263,000
1997...........................................................................        272,000
1998...........................................................................        259,000
1999...........................................................................        295,000
2000...........................................................................        165,000
                                                                                 -------------
      Total....................................................................  $   1,254,000
                                                                                 -------------
                                                                                 -------------

15. SUPPLEMENTAL CASH FLOW DISCLOSURES

    The Company made cash payments totaling approximately $113,000, 242,000 and $3,116,000 for income taxes and $44,118, $31,615 and $323,044 for interest during 1993, 1994 and 1995, respectively.

               CENTENNIAL HEALTHCARE CORPORATION AND SUBSIDIARIES
            (FORMERLY WELCARE INTERNATIONAL, INC. AND SUBSIDIARIES)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15. SUPPLEMENTAL CASH FLOW DISCLOSURES (CONTINUED)
    In 1994, the Company converted management fee receivables totaling $191,507 to notes receivable.

    In 1993, common stock purchase warrants totaling $800,000 were converted to notes payable (See Note 10).

    During 1995, the Company purchased a majority in interest in Montclair and has included the accounts of this entity in its May 31, 1995 consolidated financial statements. The aggregate net liabilities acquired, including the minority partners' share of net liabilities, were as follows as of December 1, 1994 (the date of majority control):

Cash...........................................................  $ 1,573,464
Accounts receivable............................................      227,256
Other assets...................................................       95,900
Property and equipment.........................................    2,357,656
Accounts payable and accrued expenses..........................     (603,135)
Mortgage payable...............................................   (4,163,138)
                                                                 -----------
Net liabilities acquired.......................................  $  (511,997)
                                                                 -----------
                                                                 -----------

16. RECLASSIFICATION

    Certain prior years amounts have been reclassified to conform with the 1995 presentation.

17. CONCENTRATION OF CREDIT RISK

    At May 31, 1995, the Company had cash equivalents invested in bank repurchase agreements totaling $1,459,309, cash invested in money market accounts totaling $1,222,194 and cash in bank accounts which exceeded Federal Depository Insurance Company limits by $271,878.

18. SUBSEQUENT EVENT

    In August 1995, the Company entered into a line of credit with a bank which allows the Company to borrow up to $5,000,000 for working capital needs and $20,000,000 for acquisitions of nursing facilities and related businesses. Initial fundings under the line totaled $2,500,000 which were utilized to retire the Company's existing $1,000,000 line of credit, retire $500,000 in notes payable and pay fees associated with the new line of credit. Outstanding borrowings under the new line of credit accrue interest at variable rates based on the London Interbank Offered Rate ("LIBOR"). Currently, the rate is 1.25% in excess of LIBOR. The working capital portion of the line is due on July 31, 1997, and the acquisition portion converts to a 60-month term loan in August, 1997.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors

Transitional Health Services, Inc.

    We have audited the accompanying consolidated balance sheets of Transitional Health Services, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Transitional Health Services, Inc. and subsidiaries as of December 31, 1994 and 1995, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                          /s/ ERNST & YOUNG LLP


Louisville, Kentucky
July 3, 1996

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                                              DECEMBER31,
                                                                                      ----------------------------
                                                                                          1994           1995
                                                                                      -------------  -------------
                                                      ASSETS
Current assets:
  Cash and equivalents (Notes 3 and 11).............................................  $  12,689,277  $   2,247,740
  Receivables:
    Resident accounts receivable, less allowance for doubtful accounts of $755,000
     in 1994 and $5,491,000 in 1995 (Note 10).......................................     11,411,152     19,172,913
    Estimated settlements due from third-party payors...............................      1,207,052       --
    Other receivables...............................................................      1,339,692      2,498,390
    Recoverable income taxes........................................................        815,000        158,000
                                                                                      -------------  -------------
                                                                                         14,772,896     21,829,303
  Inventories.......................................................................        770,013        990,773
  Prepaid expenses..................................................................        998,371      1,837,539
  Deferred income taxes (Note 7)....................................................        485,000      4,088,000
                                                                                      -------------  -------------
Total current assets................................................................     29,715,557     30,993,355

Property and equipment (Notes 4 and 8):
  Land..............................................................................      1,154,511      1,343,112
  Buildings and improvements........................................................     14,370,103     15,780,167
  Furniture and equipment...........................................................      2,567,472      3,427,976
  Facilities and equipment leased under capital leases (Note 5).....................     19,694,284     22,046,873
  Construction in process...........................................................        526,755      1,291,201
                                                                                      -------------  -------------
                                                                                         38,313,125     43,889,329
  Less accumulated depreciation and amortization....................................      1,797,173      3,875,073
                                                                                      -------------  -------------
                                                                                         36,515,952     40,014,256
Other assets:
  Goodwill, net of accumulated amortization of $770,696 in 1994 and $1,594,179 in
    1995 (Note 4)...................................................................     32,677,334     29,274,554
  Deferred income taxes (Note 7)....................................................      4,440,000      8,216,825
  Restricted cash (Note 11).........................................................      3,558,396      4,613,848
  Other assets......................................................................      1,679,204      3,552,023
                                                                                      -------------  -------------
                                                                                         42,354,934     45,657,250
                                                                                      -------------  -------------
Total assets........................................................................  $ 108,586,443  $ 116,664,861
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
  Accounts payable..................................................................  $   4,859,575  $   9,870,444
  Accrued salaries..................................................................      2,167,669      3,401,928
  Accrued payroll taxes.............................................................        579,099      1,947,831
  Accrued workers compensation liabilities..........................................        162,085      1,376,356
  Accrued other.....................................................................      1,491,098      4,103,047
  Income taxes payable..............................................................        510,253        132,480
  Estimated settlements due to third-party payors...................................       --              657,386
  Current obligations related to acquisitions (Note 3)..............................     10,315,311      2,475,150
  Current portion of mortgage debt (Note 8).........................................         88,584        145,173
  Current portion of capital lease obligations (Note 5).............................        741,616      1,391,302
                                                                                      -------------  -------------
Total current liabilities...........................................................     20,915,290     25,501,097

Long-term obligations:
  Notes payable (Note 4)............................................................      2,700,000        650,000
  Heller line of credit (Note 10)...................................................       --           15,002,165
  Noncurrent portion of capital lease obligations (Note 5)..........................     19,736,158     20,485,597
  Mortgage debt (Note 8)............................................................      9,903,260     13,421,176
  Subordinated debt (Note 9)........................................................     24,158,616     24,243,641
                                                                                      -------------  -------------
Total long-term obligations.........................................................     56,498,034     73,802,579
Redeemable preferred stock, $1 par value; 160,000 shares authorized; 143,403 shares issued and outstanding in 1994 (144,086 shares in 1995) (at aggregate liquidation
  and redemption value) (Notes 12 and 15)...........................................     16,009,671     17,674,648
Stockholders' equity (deficiency)(Notes 12 and 15):
  Common stock, $.01 par value; 20,000,000 shares authorized; 15,192,020 shares
    issued and outstanding in 1994 (16,292,899 shares in 1995)......................        151,920        162,929
  Paid-in capital...................................................................     14,481,049     13,927,550
  Retained earnings (deficit).......................................................        530,479    (14,403,942)
                                                                                      -------------  -------------
Total stockholders' equity (deficiency).............................................     15,163,448       (313,463)
                                                                                      -------------  -------------
Total liabilities and stockholders' equity (deficiency).............................  $ 108,586,443  $ 116,664,861
                                                                                      -------------  -------------
                                                                                      -------------  -------------

                            See accompanying notes.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                      1994              1995
                                                                                ----------------  ----------------
Revenues:
  Net patient service revenues (Note 3).......................................  $     89,423,035  $    127,545,610
  Other.......................................................................           758,050           660,690
                                                                                ----------------  ----------------
                                                                                      90,181,085       128,206,300
                                                                                ----------------  ----------------
Costs and expenses:
  Facilities operating expenses...............................................        64,298,066       102,578,013
  Lease expense (Note 6)......................................................         8,494,849        11,385,061
  Corporate administrative costs..............................................         9,140,740        15,568,516
  Provision for doubtful accounts.............................................           176,440         4,736,419
  Depreciation and amortization...............................................         2,412,070         3,245,758
  Interest expense............................................................         4,099,960         6,971,375
  Write-off of goodwill (Note 4)..............................................         --                2,913,000
  Merger related charges (Note 15)............................................         --                3,355,404
                                                                                ----------------  ----------------
                                                                                      88,622,125       150,753,546
                                                                                ----------------  ----------------
Income (loss) before provision (credit) for income taxes and extraordinary
  item........................................................................         1,558,960       (22,547,246)

Provision (credit) for income taxes:
  Current:
    Federal income taxes......................................................           314,000         --
    State income taxes........................................................           148,000            47,000
  Deferred income taxes.......................................................            45,000        (7,659,825)
                                                                                ----------------  ----------------
                                                                                         507,000        (7,612,825)
                                                                                ----------------  ----------------
Income (loss) before extraordinary item.......................................         1,051,960       (14,934,421)
Extraordinary item, net of applicable income taxes
  of $284,000 (Note 9)........................................................          (550,000)        --
                                                                                ----------------  ----------------
Net income (loss).............................................................  $        501,960  $    (14,934,421)
                                                                                ----------------  ----------------
                                                                                ----------------  ----------------

                            See accompanying notes.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                     YEARS ENDED DECEMBER 31, 1994 AND 1995

                                                                                                      TOTAL
                                           COMMON STOCK                            RETAINED       STOCKHOLDERS'
                                    --------------------------     PAID-IN         EARNINGS          EQUITY
                                       SHARES        DOLLARS       CAPITAL         (DEFICIT)      (DEFICIENCY)
                                    -------------  -----------  --------------  ---------------  ---------------

Balances at January 1, 1994.......      9,840,000  $    98,400  $    9,572,800  $        28,519  $     9,699,719

Issuance of stock.................      5,427,020       54,270       6,494,320        --               6,548,590

Redemption of common stock........        (75,000)        (750)        (85,500)       --                 (86,250)

Cancellation of warrant...........       --            --              (10,000)       --                 (10,000)

Preferred stock dividends.........       --            --           (1,490,571)       --              (1,490,571)

Net income........................       --            --             --                501,960          501,960
                                    -------------  -----------  --------------  ---------------  ---------------

Balances at December 31, 1994.....     15,192,020      151,920      14,481,049          530,479       15,163,448

Issuance of stock (Notes 3, 12 and
  15).............................      1,100,879       11,009       1,667,662        --               1,678,671

Note receivable issued for common
  stock (Note 12).................       --            --             (528,480)       --                (528,480)

Preferred stock dividends.........       --            --           (1,692,681)       --              (1,692,681)

Net loss..........................       --            --             --            (14,934,421)     (14,934,421)
                                    -------------  -----------  --------------  ---------------  ---------------

Balances at December 31, 1995.....     16,292,899  $   162,929  $   13,927,550  $   (14,403,942) $      (313,463)
                                    -------------  -----------  --------------  ---------------  ---------------
                                    -------------  -----------  --------------  ---------------  ---------------

                            See accompanying notes.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                 --------------------------------
                                                                                      1994             1995
                                                                                 ---------------  ---------------
OPERATING ACTIVITIES
Income (loss) before extraordinary item........................................  $     1,051,960  $   (14,934,421)
Adjustments to reconcile income (loss) before extraordinary item to net cash provided (used) by operating activities:
  Depreciation and amortization................................................        2,412,070        3,245,758
  Provision for doubtful accounts..............................................          176,440        4,736,419
  Write-off of goodwill........................................................        --               2,913,000
  Deferred income taxes........................................................           45,000       (7,659,825)
  Other........................................................................         (213,176)        (168,676)
  Increase (decrease) in cash resulting from changes in operating assets and liabilities:
    Resident accounts receivable...............................................         (564,402)     (12,498,180)
    Estimated settlements due to or from third party payors....................         (378,855)       1,864,438
    Other receivables..........................................................         (824,395)        (793,698)
    Recoverable income taxes...................................................         (815,000)         657,000
    Inventories................................................................         (406,172)        (220,760)
    Prepaid expenses...........................................................         (272,824)        (839,168)
    Accounts payable...........................................................          233,322        5,010,869
    Accrued expenses...........................................................         (148,027)       6,429,211
    Income taxes payable.......................................................          116,906         (377,773)
                                                                                 ---------------  ---------------
Net cash provided (used) by operating activities...............................          412,847      (12,635,806)
INVESTING ACTIVITIES
Acquisitions of businesses (Note 3)............................................       (8,206,646)        (222,139)
Acquisitions of property and equipment.........................................      (11,427,783)      (5,253,866)
Proceeds from sale of facility (Note 4)........................................        --               4,400,000
Increase in other assets.......................................................       (1,082,100)      (1,536,945)
Increase in restricted cash....................................................         (734,092)      (1,055,452)
                                                                                 ---------------  ---------------
Net cash used by investing activities..........................................      (21,450,621)      (3,668,402)
FINANCING ACTIVITIES
Proceeds from issuance of redeemable preferred stock...........................        5,150,300        --
Proceeds from issuance of common stock.........................................        5,150,300          145,630
Redemption of stock............................................................          (86,250)        (666,004)
Proceeds from subordinated debt................................................       25,300,000        --
Repayments of subordinated debt................................................      (10,120,000)       --
Increase in Heller line of credit..............................................        --              15,002,165
Proceeds from mortgage debt....................................................       10,000,000        6,850,000
Payments on mortgage debt......................................................           (8,156)      (5,075,495)
Payments on notes payable......................................................        --              (2,700,000)
Payments on capital lease obligations..........................................         (495,923)        (953,464)
Obligations related to acquisitions............................................       (3,764,735)      (6,740,161)
                                                                                 ---------------  ---------------
Net cash provided by financing activities......................................       31,125,536        5,862,671
                                                                                 ---------------  ---------------
Net increase (decrease) in cash and equivalents................................       10,087,762      (10,441,537)
Cash and equivalents at beginning of year......................................        2,601,515       12,689,277
                                                                                 ---------------  ---------------
Cash and equivalents at end of year............................................  $    12,689,277  $     2,247,740
                                                                                 ---------------  ---------------
                                                                                 ---------------  ---------------

                            See accompanying notes.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

    Transitional Health Services, Inc. (THSI) was incorporated in 1993 as a Delaware corporation to function as a parent holding company of two whollly-owned corporate general partners (THS Partners I, Inc. and THS Partners II, Inc.). Each partner is a Delaware corporation with a 50% ownership interest in Transitional Health Partners d/b/a Transitional Health Services (THS), a Delaware general partnership. On November 30, 1994, Paragon Rehabilitation, Inc. became a wholly-owned subsidiary of THSI. In February 1995, Transitional Financial Services, Inc. was incorporated in Delaware as a wholly-owned financing subsidiary of THSI.

    The consolidated financial statements include the accounts of each of the above entities (together referred to herein as the "Company"). All intercompany accounts and transactions have been eliminated from the consolidated financial statements.

    The Company is in the business of operating and managing nursing homes and providing related healthcare services in the states of Arkansas, Florida, Indiana, Kentucky, Michigan, Ohio, New Jersey, North Carolina, Tennessee, and West Virginia.

    As more fully discussed in Note 15, THSI merged with Centennial HealthCare Corporation, formerly known as WelCare International, Inc., effective December 31, 1995.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND EQUIVALENTS

    The Company considers all short-term, highly liquid investments with original maturities of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE

    Accounts receivable are principally comprised of amounts due from Medicare and Medicaid for patient services, and represent a concentrated group of credit for the Company; however, management does not believe there is credit risk associated with these governmental agencies.

INVENTORIES

    Inventories are valued at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation and amortization of property and equipment is computed by the straight-line method based upon the estimated useful lives of the assets (or terms of the leases, if shorter). The estimated useful lives range principally from 35 to 40 years for buildings and improvements, five to ten years for furniture and equipment, and ten to twenty years for facilities and equipment leased under capital leases.

GOODWILL

    Goodwill is being amortized on a straight-line basis over 40 years.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
ASSET IMPAIRMENT

    If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable as determined based on the indicated cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

NET PATIENT SERVICE REVENUES

    Net patient service revenues are reported at the estimated net realizable amounts from residents, third-party payors, and others for services rendered. Approximately 80% in 1994 and 79% in 1995 of the Company's net nursing home revenues are derived from the Medicare and Medicaid programs.

    Revenue under third-party agreements is subject to audit and retroactive adjustment. Provisions for estimated third-party settlements are provided in the period the related services are rendered. Estimated settlements from third party payors in the accompanying consolidated balance sheets include estimated amounts receivable for exceptions to the Medicare established routine cost limitations for the reimbursement of costs exceeding these limitations. Differences between the estimated settlement amounts accrued and final settlements are reported in operations in the year of settlement. In the opinion of management, any differences between the net revenue recorded and final determination will not materially affect the consolidated financial statements.

INCOME TAXES

    Income taxes are accounted for under the liability method of accounting.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FAIR VALUE DISCLOSURES

    The fair value of the Company's financial instruments approximates their carrying value.

3. ACQUISITIONS OF BUSINESSES

    On November 1, 1993, the Company purchased substantially all assets of Cardinal Group's nursing home business, except for cash and accounts receivable. The Company assumed obligations under leases, as well as other agreements necessary to the operations of the business, and also assumed and immediately repaid a 10% collateralized installment note that had a balance of $344,189 as of November 1, 1993.

    The purchase agreement contained a contingent purchase price feature that required the Company to pay an amount based on the Company's ability to rebase certain Medicaid rates. The Company recorded $9,000,000 of goodwill and $9,000,000 of subordinated debt in 1993 with the expectation that the Company would be required to pay the maximum purchase price specified in the agreement. Uncertainties arose in 1994 with respect to the Indiana Medicaid reimbursement system which resulted

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

3. ACQUISITIONS OF BUSINESSES (CONTINUED) in the contingent purchase price feature of the agreement being renegotiated. The renegotiated settlement resulted in a reduction in the purchase price of $838,000. The $9,000,000 of subordinated debt and related interest obligation were eliminated; however, the Company assumed an obligation of approximately $8,162,000 to purchase and settle claims with Cardinal's vendors and stockholders. At December 31, 1994, current obligations related to acquisitions includes $4,400,169, representing the portion of the $8,162,000 not yet paid.

    The renegotiated final purchase price was $26,667,000, of which $12,895,000 was paid in 1993 to Cardinal Group, $8,162,000 was paid or accrued in 1994 to purchase and settle Cardinal's vendor and stockholder claims, $5,000,000 was paid in 1993 to the majority stockholder of Cardinal Group, and $610,000 was incurred as expenses in connection with the acquisition.

    The allocation of the purchase price was finalized in 1994. Assets purchased included inventories of $228,157, and property and equipment of $24,300,873 (including facilities leased under capital leases of $22,700,000). Goodwill of $24,064,144 has been recorded in connection with the acquisition, and a noncurrent deferred income tax asset was recorded for $4,565,000. This represents the tax effect of temporary differences between assigned fair values of assets and liabilities for financial reporting purposes and the tax bases of such assets and liabilities. Capital lease obligations of $25,606,985 were assumed in connection with the acquisition, and accruals of $1,150,000 were recorded, which includes the $610,000 of expenses mentioned above.

    On April 30, 1994, the Company purchased a 150 bed nursing home facility in Cary, North Carolina for $7,633,188, of which $4,240,000 was allocated to land, buildings and equipment and $3,393,188 was allocated to goodwill.

    On November 30, 1994, the Company purchased all of the outstanding capital stock of Paragon Rehabilitation, Inc. (Paragon), a therapy company headquartered in Nashville, Tennessee. The purchase price was $6,832,000, including acquisition expenses of $54,000. The purchase price was comprised of $6,332,000 of cash and $500,000 of the Company's stock (166,667 shares of common stock valued at $250,000 and 2,500 shares of preferred stock valued at $250,000). A majority of the cash purchase price was not paid until 1995. At December 31, 1994, current obligations related to acquisitions includes $5,915,142 for the liability to sellers and cash and equivalents includes $5,500,000 of certificates of deposit which collateralized a letter of credit securing payment of the obligation.

    Assets purchased included current assets of $3,446,715, property and equipment of $161,602, and goodwill of $5,990,695. Liabilities assumed included $2,767,016 of current payables and accruals, including the acquisition expenses of $54,000 mentioned above.

    A contingent purchase price of $1,500,000 was earned by the sellers in 1995 based on Paragon's adding revenue producing contracts. The contingent purchase price was satisfied with issuance of the Company's common stock (426,374 shares valued at $639,561), preferred stock (6,383 shares valued at $638,300) and cash of $222,139.

    On January 11, 1995, the Company began managing a 71 bed facility in Ann Arbor, Michigan, and in June 1995 purchased the facility for $2,000,000. The acquisition was financed with a $1,800,000 10.50% mortgage with the previous owner.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

3. ACQUISITIONS OF BUSINESSES (CONTINUED)

    The above acquisitions have been accounted for as purchases and, accordingly, the results of operations of the acquired businesses are included in the consolidated statements of operations since the respective dates of acquisition.

    The following unaudited pro forma financial information gives effect to the Paragon acquisition (the only significant acquisition not included for the entire period) as if it had occurred on January 1, 1994. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the acquisition occurred on January 1, 1994:

                                                                               YEAR ENDED
                                                                            DECEMBER 31, 1994
                                                                           -------------------
Net revenues.............................................................   $     102,168,312
Income before extraordinary item.........................................   $       1,607,348
Net income...............................................................   $       1,057,348

4. FACILITY TRANSACTIONS

    On September 1, 1994, the Company opened the Rutherfordton, North Carolina (Oak Grove) facility. This was a new facility with a cost of $2,700,000. The facility is owned by a partnership which is 50%-owned by the Company. The Company has an option, which it intends to exercise, to purchase the remaining 50% partnership interest on September 1, 1997 for a nominal price. Since the Company has substantially all of the risks and rewards of ownership related to this facility, the partnership has been consolidated with the accounts of the Company, and the other 50% owner's share of earnings eliminated from the Company's consolidated statements of operations.

    The Oak Grove facility was originally financed with notes, including a $2,145,000 first mortgage 10% interest-only note due March 1, 1995; a $400,000 second mortgage 12% interest-only note due September 1, 1996; and, a $155,000 10% unsecured interest-only note due March 1, 1995. These notes total $2,700,000 and are shown as noncurrent notes payable on the accompanying consolidated balance sheet at December 31, 1994, since the Company had the ability and intent to refinance the March 1, 1995 notes on a long-term basis with proceeds from the Heller Financial arrangement discussed in Note 10. In December 1995, the Company refinanced the Oak Grove facility with a $3,000,000 8.87% mortgage with a bank.

    On October 31, 1994, the Company purchased the Greensboro, North Carolina facility which was previously leased under a long-term capital lease. The purchase price was $5,000,000 and the purchase was financed with mortgage debt. In February 1995, the Company reached an agreement to sell the facility for $4,400,000. In connection with the sale, the Company repaid the approximate $5,000,000 of outstanding related mortgage debt.

    On December 30, 1994, the Company purchased the Pikeville, Kentucky facility which was previously leased under a short-term operating lease. The purchase price was $3,650,000. The purchase was initially financed with subordinated debt, and in July 1995 was refinanced with a $3,850,000 9.56% mortgage with a bank.

    In May 1995, the Company began managing a 70 bed facility in Little Rock, Arkansas. The Company manages this facility for a fee. Revenues and expenses of this facility are not included in the Company's consolidated statement of operations. Management fee income in 1995 amounted to $41,466. The

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

4. FACILITY TRANSACTIONS (CONTINUED)
Company has an option to lease and under certain conditions purchase this facility at some time in the future.

    In October 1995, the Company opened a 90 bed nursing home facility in Mecklenburg County, North Carolina. The Company includes all revenues and expenses of this facility in its consolidated financial statements under a management agreement that will be converted into a leasing arrangement.

    During 1995, $2,913,000 of goodwill was written off on three underperforming facilities.

5. CAPITAL LEASES

    The Company leases seven facilities and related equipment under agreements accounted for as capital leases. One of the leases expires in 2006 and the remaining leases expire in 2013. Most of these leases include provisions for contingent rental payments, and one lease provides the Company with an option to renew after the initial lease term. Most leases also provide the Company a right of first refusal option to purchase the facilities upon termination of the leases. Under terms of the leases, the Company is required to pay all taxes, insurance and maintenance expenses.

    Rent escalation clauses in the capital leases are based on contingent factors such as increases in the consumer price index, and have resulted in increased current and future lease payments. Contingent rental payments were $58,494 in 1994 and $72,444 in 1995. The escalation clauses have created lease commitments as of December 31, 1995, to be paid in future years totaling $1,138,261. These commitments are in addition to amounts reflected as an obligation on the consolidated balance sheet at December 31, 1995.

    Accumulated amortization of $1,275,633 at December 31, 1994, and $2,531,726 at December 31, 1995, related to facilities under capital leases is included in accumulated depreciation and amortization in the accompanying consolidated balance sheets.

    The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of December 31, 1995:

                                                                  NURSING
                                                  EQUIPMENT      FACILITIES        TOTAL
                                                -------------  --------------  --------------
Years ending December 31,
  1996........................................  $   1,124,408  $    2,468,250  $    3,592,658
  1997........................................      1,103,542       2,468,250       3,571,792
  1998........................................        719,802       2,468,250       3,188,052
  1999........................................        115,116       2,468,250       2,583,366
  2000........................................        115,116       2,468,250       2,583,366
  Thereafter..................................        250,744      25,829,946      26,080,690
                                                -------------  --------------  --------------
Total minimum lease payments..................      3,428,728      38,171,196      41,599,924
Less amount representing interest.............        676,044      19,046,981      19,723,025
                                                -------------  --------------  --------------
Present value of minimum lease payments.......      2,752,684      19,124,215      21,876,899
Current portion...............................        809,275         582,027       1,391,302
                                                -------------  --------------  --------------
Noncurrent portion............................  $   1,943,409  $   18,542,188  $   20,485,597
                                                -------------  --------------  --------------
                                                -------------  --------------  --------------

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

6. OPERATING LEASES

    The Company had eighteen nursing facilities and related equipment and office space under operating leases at December 31, 1994. During 1995, the Company leased five additional facilities bringing the total facilities under operating leases at December 31, 1995 to twenty-three. Initial terms of these operating leases expire on various dates through 2011. Most of these operating leases include provisions for increases in lease payments and provide the Company with an option to renew after the initial lease term. Most leases also provide the Company a right of first refusal to purchase the facilities upon termination of the leases. Under terms of most of the leases, the Company is required to pay all taxes, insurance and maintenance expenses.

    The total future minimum annual lease payments under operating lease arrangements are as follows:

                                                                NURSING
                                                OFFICES        FACILITIES          TOTAL
                                             -------------  ----------------  ----------------
Years ending December 31,
  1996.....................................  $     375,289  $     11,450,398  $     11,825,687
  1997.....................................        394,688        11,568,693        11,963,381
  1998.....................................        361,176        11,679,271        12,040,447
  1999.....................................        371,751        11,523,824        11,895,575
  2000.....................................        286,316        11,534,877        11,821,193
  Thereafter...............................        254,514        71,342,227        71,596,741
                                             -------------  ----------------  ----------------
                                             $   2,043,734  $    129,099,290  $    131,143,024
                                             -------------  ----------------  ----------------
                                             -------------  ----------------  ----------------

    Rent expense under operating leases amounted to $8,018,211 for 1994 (including $96,034 of contingent rent expense) and $10,425,116 in 1995 (including $281,631 of contingent rent expense).

7. INCOME TAXES

    Components of the Company's deferred income tax assets (liabilities) are as follows:

                                                                      1994           1995
                                                                  -------------  -------------
Tax effects of:
  Allowances for uncollectible receivables......................  $     396,000  $   2,688,000
  Liabilities not deductible for tax purposes...................         89,000      1,400,000
                                                                  -------------  -------------
Current deferred income tax asset...............................  $     485,000  $   4,088,000
                                                                  -------------  -------------
                                                                  -------------  -------------
Tax effects of:
  Net operating loss carryforwards..............................  $    --        $   3,924,825
  Tax basis receivables in excess of book.......................      2,605,000      2,549,000
  Net effect of capital leases..................................      1,485,000      1,054,000
  Goodwill write-off............................................       --            1,460,000
  Other.........................................................        350,000       (771,000)
                                                                  -------------  -------------
Net noncurrent deferred income tax asset........................  $   4,440,000  $   8,216,825
                                                                  -------------  -------------
                                                                  -------------  -------------

    The Company expects the deferred tax assets will be realized from future taxable income of the merged company (see Note 15).

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

7. INCOME TAXES (CONTINUED)

    The reconciliation of the provision (credit) for income taxes computed at the U.S. federal statutory tax rate to amounts shown on the accompanying consolidated statements of operations before extraordinary item is as follows:

                                                                      1994           1995
                                                                   -----------  --------------
Tax at U.S. statutory rate.......................................  $   530,046  $   (7,666,064)
State income tax, net of federal effect..........................       44,880        (513,916)
Expenses for which no tax benefit has been recorded..............       19,897         397,804
Other, net.......................................................      (87,823)        169,351
                                                                   -----------  --------------
Provision (credit) for income taxes..............................  $   507,000  $   (7,612,825)
                                                                   -----------  --------------
                                                                   -----------  --------------

    As of December 31, 1995, the Company has approximately $11,379,000 of federal net operating loss carryforwards available to offset future taxable income through 2010. In addition, the Company has approximately $69,000 in alternative minimum tax loss carryforwards, $305,000 of federal targeted jobs tax credit carryforwards, and various state net operating loss carryforwards.

8. MORTGAGE DEBT

    At December 31, 1994, the Company had $9,991,884 of mortgage debt outstanding, including a noncurrent portion of $9,903,260 and a current portion of $88,584.

    At December 31, 1995, the Company has $13,566,349 of mortgage debt outstanding, including a noncurrent portion of $13,421,176 and a current portion of $145,173. The mortgage debt requires monthly payments in total of approximately $129,000. The debt agreements are for five to twenty year periods, with amortization periods ranging from twenty to twenty-five years. Interest rates on the mortgages range from 8.87% to 10.50%. Balloon payments are due as follows: 1999, $4,728,419; 2002, $3,490,152; and 2003, $2,692,201. The mortgage debt is secured by four facilities with a total net book value of $11,850,476 at December 31, 1995.

9. SUBORDINATED DEBT

    In 1994, subordinated debt with a face amount of $25,300,000 was issued, replacing subordinated debt issued in 1993 with a face amount of $10,000,000 which was retired. Early extinguishment of the 1993 debt resulted in an extraordinary charge in November 1994 of $550,000 after a related tax credit of $284,000.

    The $25,300,000 of subordinated debt was issued in two installments. On November 28, 1994, 10.8% senior subordinated notes due October 30, 2002 in the face amounts of $16,833,000 and $817,000 were issued, payable to WCAS II and CID III, respectively. Common stock was issued in connection with the issuance of the 10.8% notes (765,527 shares valued at $1,148,291), resulting in an original issue discount of $1,148,291. Accretion of the discount is being charged to interest expense, raising the effective rate to approximately 12% on the notes. On December 28, 1994, 11.7% senior subordinated notes due October 30, 2002 in the face amounts of $7,500,000 and $150,000 were issued, payable to WCAS II and CID III, respectively.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

9. SUBORDINATED DEBT (CONTINUED)
    Interest is due quarterly on the senior subordinated notes. The Company has an option to prepay all or a portion of the notes at any time without penalty or premium. Upon proper notice, scheduled mandatory prepayments beginning October 31, 2000 and each October thereafter are required to retire one-third of the original aggregate principal amount of the notes (or, if less, the entire outstanding principal amount of the notes). Mandatory prepayment of some or all of the notes is also required if the Company undertakes a public offering or if there is a change in control of the Company. Mandatory prepayment was waived in connection with the merger discussed in Note 15.

    In December 1994, a 12% junior subordinated note with a principal balance of $120,000 was retired. The note was payable to a minority stockholder of the Company.

10. ACCOUNTS RECEIVABLE FINANCING

    On February 24, 1995, the Company closed a three-year $15,000,000 working capital line of credit facility with Heller Financial. The line is supported by resident accounts receivable and requires interest at 1% over prime. Terms of the agreement require the Company to maintain certain financial ratios on a monthly basis and to comply with certain covenants and conditions. The Company was not in compliance with certain terms of the agreement as of December 31, 1995. See Note 16 for changes to the Heller Financial credit facility subsequent to December 31, 1995.

11. COMMITMENTS AND CONTINGENCIES

    In March 1994 the Company agreed to guarantee mortgage indebtedness of two unrelated entities that lease five nursing facilities to the Company. The outstanding principal balance of the debt amounted to approximately $16,460,000 at December 31, 1995.

    At December 31, 1994, the Company had $9,058,396 of cash collateralizing letters of credit. Of this amount, $5,500,000 was in cash and equivalents collateralizing an acquisition obligation described in Note 3, $3,055,470 was in restricted cash as collateral for various lease agreements, and $502,926 was in restricted cash as collateral for a worker's compensation insurance arrangement. At December 31, 1995, restricted cash of $4,613,848 collateralized letters of credit issued by a bank in connection with various facility lease agreements, a worker's compensation insurance arrangement, and certain other agreements.

    The Company is a party to a lawsuit filed in October 1995 alleging liability for various accounts receivable factoring transactions between the prior owner of THS and the factor. It is the belief of management that this lawsuit as well as other claims and actions that the Company is a party to in the normal course of business will be resolved without a material adverse effect on the Company's financial position, results of operations or liquidity.

12. CAPITAL STOCK

    The preferred stock is nonvoting and requires dividends of $12 per share annually. Dividends are cumulative and accrue from the date of issue of the preferred stock. The preferred stock may be redeemed in whole or in part at any time at a redemption price of $100 per share. On December 31, 2003, the Company must redeem all the shares of preferred stock then outstanding at a redemption price of $100 per share. The preferred shares have a liquidation value of $100 per share. The liquidation and

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

12. CAPITAL STOCK (CONTINUED)
redemption value at December 31, 1994 and 1995 includes $1,669,371 and $3,266,048 of accrued dividends, respectively.

    A minority stockholder of the Company had a warrant to purchase up to 1,060,000 shares of common stock at $1 per share at any time prior to October 31, 2000. On October 20, 1994, the Company entered into an agreement with the minority stockholder to purchase 75,000 shares of his common stock on December 1, 1994 at $1.15 per share, to purchase 4,400 shares of his preferred stock for $440,000 on April 1, 1995, to purchase the 12% junior subordinated note of $120,000 on December 1, 1994, to cancel the warrant described above, and to grant options to purchase 300,000 shares of common stock at $1.15 per share. In December 1995, the Company agreed to issue 330,300 shares of common stock at $1.60 per share to the minority stockholder in exchange for a note receivable. The stock was issued to replace stock options canceled in connection with the merger discussed in Note 15. The $528,480 note requires interest at prime plus 1% until maturity on December 31, 2005. The principal amount of the note has been charged to paid in capital with the corresponding common stock reported as issued and outstanding.

    The Company had three stock option plans:

    Plan (a)--The Transitional Health Services Non-Qualified Stock Option Plan under which 692,000 shares of the Company's common stock were reserved for issuance.

    Plan (b)--The Transitional Health Services Senior Executive Performance Non-Qualified Stock Option Plan under which 692,000 shares of the Company's common stock were reserved for issuance.

    Plan (c)--The Transitional Health Services Outside Directors Non-Qualified Stock Option Plan under which options for shares of the Company's common stock could be issued to each member of the Company's Board who were not employed by the Company or any of its principal stockholders (up to a maximum of 48,000 shares of the Company's common stock).

    The following table sets forth stock option activity:

                                                                                    PLAN (A)   PLAN (B)    PLAN (C)
                                                                                    ---------  ---------  -----------
Options outstanding at December 31, 1993..........................................    262,500    442,800      24,000
Options granted at $1.00 to $1.50 per share.......................................    402,500    149,200      --
Options canceled..................................................................    (40,000)   (24,600)     --
                                                                                    ---------  ---------  -----------
Options outstanding at December 31, 1994..........................................    625,000    567,400      24,000

Options granted at $1.50 per share................................................     75,000     20,000      --
Options exercised.................................................................    (34,000)   (19,680)    (14,400)
Options canceled..................................................................   (346,000)  (234,960)     (9,600)
Options canceled upon cash payment by the Company.................................    (98,000)  (142,680)     --
Options canceled upon receiving stock or successor company options................   (222,000)  (190,080)     --
                                                                                    ---------  ---------  -----------
Options outstanding at December 31, 1995..........................................     --         --          --
                                                                                    ---------  ---------  -----------
                                                                                    ---------  ---------  -----------

    Prior to the merger discussed in Note 15, a majority of the Company's issued and outstanding common stock had been owned by Welsh, Carson, Anderson & Stowe VI, L.P. (WCAS VI). WCAS VI's general partner is WCAS VI Partners, a general partnership comprised of individual members of Welsh, Carson, Anderson & Stowe.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

13. 401(K) PLAN

    On January 1, 1994, the Company established a 401(k) plan for all employees not governed by a collective bargaining agreement. Employees of the Company on January 1, 1994, were eligible to participate. Employees hired after January 1, 1994 could join the plan after completing one year of service and reaching age
21. Employees could defer up to 20% of their salary, subject to the maximum permitted by law. The Company, at its discretion, has matched a portion of the employee's contribution. Employee contributions are vested immediately. Employer contributions vest over time. The Company contributed approximately $47,000 to the plan in 1994 and $69,000 to the plan in 1995.

14. SUPPLEMENTARY CASH FLOW INFORMATION

    The purchase of Paragon Rehabilitation, Inc. (see Note 3), the acquisition of the Ann Arbor facility in 1995 (see Note 3) and the acquisition of the Oak Grove facility in 1994 (see Note 4) were accomplished primarily through noncash investing and financing transactions. In addition to these noncash transactions, the Company entered into new capital leases in 1994 totaling $1,344,284 and in 1995 totaling $2,352,589.

    Cash paid for interest was $4,000,888 in 1994 and $6,627,379 in 1995. Cash paid for income taxes was $1,049,359 in 1994. Cash refunds for income taxes amounted to $698,031 in 1995.

15. MERGER WITH CENTENNIAL HEALTHCARE CORPORATION

    Effective December 31, 1995, THSI has merged with Centennial HealthCare Corporation, formerly known as WelCare International, Inc. The combined companies will operate under the name of Centennial HealthCare Corporation ("Centennial") with headquarters in Atlanta, Ga. In connection with the merger, shares of the Company's common stock were converted into shares of special voting common stock of Centennial. Also, shares of the Company's redeemable preferred stock were converted into shares of Series C preferred stock of Centennial. For accounting purposes, Centennial is considered the acquirer. Centennial will include THSI in its consolidated financial statements at December 31, 1995.

    Centennial began operations in 1989 and, pre-merger, operated 39 long-term care, subacute and rehabilitation centers in 17 states and the District of Columbia. Post-merger, Centennial operates 76 long-term care and subacute facilities with approximately 8,000 beds in 19 states and the District of Columbia.

    Various costs and expenses were incurred in connection with the merger (severance pay, compensation payments in connection with "change of control" provisions in stock option agreements, investment banker fees, attorney fees, accounting fees, estimated sublease losses and the write-off of certain assets). These costs and expenses have been reflected as a separate line on the accompanying 1995 consolidated statement of operations. Certain of these merger costs are not deductible for income tax purposes, which has an impact on the Company's 1995 effective tax rate.

    Immediately preceding the merger, WCAS VI was issued a $365,000 convertible note, which provided for conversion rights at any time. The convertible note was converted on December 31, 1995. Accordingly, 228,125 shares of common stock were issued to WCAS VI. The $365,000 due from WCAS VI in connection with this transaction is included in other receivables in the accompanying consolidated balance sheet as of December 31, 1995.

              TRANSITIONAL HEALTH SERVICES, INC. AND SUBSIDIARIES

16. SUBSEQUENT EVENTS

    In March 1996, certain terms of the $15,000,000 Heller accounts receivable line were revised, and the Company entered into a term loan with Heller for an additional $5,000,000. The term loan is secured by accounts receivable, bears interest at 1.75% over prime and is repayable over a ten month period at $500,000 per month beginning in the second month of the agreement.

    Centennial received, subsequent to December 31, 1995, commitments for a new long-term credit facility to be used for various purposes including repayment and elimination of its credit facilities, including the Company's Heller credit facility. Accordingly, amounts borrowed under the Heller credit facility are classified as long-term in the accompanying consolidated balance sheet as of December 31, 1995.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                                 --------------

                               TABLE OF CONTENTS


                                                   PAGE
                                                 ---------
Prospectus Summary.............................          3
Risk Factors...................................          8
Use of Proceeds................................         14
Dividend Policy................................         15
Capitalization.................................         16
Dilution.......................................         17
Selected Consolidated Financial Data...........         18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations................................         19
Business.......................................         34
Management.....................................         50
Certain Transactions...........................         60
Principal Shareholders and Selling
  Shareholders.................................         62
Description of Capital Stock...................         64
Shares Eligible for Future Sale................         68
Underwriting...................................         70
Legal Matters..................................         72
Experts........................................         72
Additional Information.........................         72
Index to Financial Statements..................        F-1


                                 --------------


    UNTIL JULY   , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                4,000,000 SHARES

                                      [LOGO]

                                  COMMON STOCK

                                 -------------

                                   PROSPECTUS
                                 -------------

                               ALEX. BROWN & SONS
      INCORPORATED

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                           MORGAN STANLEY DEAN WITTER

                        EQUITABLE SECURITIES CORPORATION


                                 July   , 1997


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Estimated expenses (other than underwriting commissions) of the sale of the shares of Common Stock are as follows:


Registration Fee.....................................................  $   21,432.00
NASD Filing Fee......................................................       7,572.50
NASDAQ Application Fee...............................................      46,000.00
Printing and Engraving...............................................     275,000.00
Transfer Agent's Fees and Expenses...................................       5,000.00
Legal Fees and Expenses..............................................     400,000.00
Accounting Fees and Expenses.........................................     425,000.00
Miscellaneous Disbursements..........................................  $  119,995.50
                                                                       -------------
    TOTAL............................................................  $1,300,000.00
                                                                       -------------
                                                                       -------------


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Georgia Business Corporation Code ("GBCC") permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of duty, provided that no provision shall eliminate or limit the liability of a director for: an appropriation of any business opportunity of the corporation; any act or omission which involves an intentional misconduct or a knowing violation of law; any transaction from which the director derives an improper personal benefit; or any distribution that is illegal under Section 14-2-832 of the GBCC. The Company's Articles contain a provision which limits the liability of a director to the Company or its shareholders for any breach of duty as a director except for a breach of duty for which the GBCC prohibits such limitation of liability. This provision does not limit the right of the Company or its shareholders to seek injunctive or other equitable relief not involving monetary damages.

    The Company's Articles and Bylaws contain certain provisions which provide indemnification to directors of the Company that is broader than the protection expressly mandated in Sections 14-2-852 and 14-2-857 of the GBCC. If a director or officer of the Company has been wholly successful, on the merits or otherwise, in the defense of any action or proceeding brought by reason of the fact that such person was a director or officer of the Company, Sections 14-2-852 and 14-2-857 of the GBCC would require the Company to indemnify such person against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. The GBCC expressly allows the Company to provide for greater indemnification rights to its officers and directors, subject to shareholder approval.

    The indemnification provisions in the Company's Articles and Bylaws require the Company to indemnify and hold harmless each of its directors, officers, employees and agents to the extent that he or she is or was a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer, employee or agent of the Company, against expenses (including, but not limited to, attorneys' fees and disbursements, court costs and expert witness fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with the action, suit or proceeding. Indemnification would be disallowed under any circumstances where indemnification may not be authorized by action of the board of directors, the shareholders or otherwise, including any liability of a director for: (i) any appropriation, in violation of his duties, of any business opportunity of the Company; (ii) any acts or omissions involving intentional misconduct or a knowing violation of the law; (iii) any unlawful distribution as set forth in
Section 14-2-832 of the GBCC; or (iv) any transaction from which the director received an improper personal benefit. Indemnified persons would also be entitled to have the Company advance expenses prior to the final disposition of the proceeding. If it is ultimately determined that they are not entitled to indemnification, however, such amounts must be repaid.

    Pursuant to Laurence W. Lepley's employment agreement with the Company dated December 1, 1994, the Company is obligated to indemnify Mr. Lepley to the fullest extent permitted under Delaware law, which is the state of incorporation of both Paragon (for whom Mr. Lepley serves as President) and Transitional.

    The Company has the power, under its Bylaws, to obtain insurance on behalf of any director, officer, employee or agent of the Company against any liability asserted against or incurred by such person in any such capacity, whether or not the Company has the power to indemnify such person against such liability at that time under the Articles, Bylaws or the GBCC.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    The share numbers presented below do not reflect the conversion of such shares into Common Stock or the .6897-for-1.0 reverse stock split to occur on the effective date with respect to all shares of capital stock outstanding before the Offering.

    The Company sold 50,000 shares of its Series D Preferred Stock, $1.00 par value per share, effective January 31, 1997, at a price of $100 per share, for an aggregate cash purchase price of $5,000,000. These shares were acquired by South Atlantic Venture Fund II Limited Partnership, South Atlantic Venture Fund III Limited Partnership, Welsh, Carson, Anderson & Stowe VI, L.P., WCAS Healthcare Partners, L.P., Horizon Investment Associates II and certain individuals affiliated with these entities.

    The Company sold, effective January 31, 1997, 50,000 shares of its Series E Preferred Stock, $1.00 par value per share, in units of one share of Series E Preferred Stock and 1.85102 shares of its Common Stock, $.01 par value per share, for a per unit price of $100 and an aggregate cash purchase price of $5,000,000. These shares were acquired by South Atlantic Venture Fund II Limited Partnership, South Atlantic Venture Fund III Limited Partnership and WCAS Capital Partners II, L.P.

    Pursuant to a private placement memorandum dated December 31, 1995 (the "PPM"), the Company issued an aggregate of 3,838,219 shares of Special Voting Common Stock, no par value per share (the "Special Voting Common Stock"), and 144,086 shares of Series C Preferred Stock, $1.00 par value per share (the "Series C Preferred Stock"), to the stockholders of Transitional Health Services, Inc. ("Transitional") in connection with the merger of Transitional with and into a wholly-owned subsidiary of the Company, with Transitional surviving the merger (the "Transitional Merger"). At the effective time of the Transitional Merger, each outstanding share of Transitional's common stock was converted into the right to receive .235521068 shares of Special Voting Common Stock. The Special Voting Common Stock included 93,289 shares later issued pursuant to incentive stock options to certain former Transitional option holders.

    In addition, pursuant to the PPM, the Company issued 232,164 shares of its Common Stock and 426,327 shares of Special Voting Common Stock pursuant to a stock dividend declared effective January 5, 1996 as a condition to the Transitional Merger. These shares were placed into an escrow account to be held in escrow as indemnification for the settlement of post-closing purchase price adjustments resulting from, imposed upon or incurred by either Centennial or Transitional. The Centennial shareholders before the Transitional Merger (the "Centennial Holders") placed 232,164 shares of Common Stock and the shareholders of Transitional before the Transitional Merger ("THS Holders") placed 426,327 shares of Special Voting Common Stock into the escrow. On January 31, 1997, Mr. Eaton as representative of the Centennial Holders (the "Centennial Agent") and Mr. Paul as representative of the THS Holders (the "THS Agent") entered into a settlement agreement (the "Settlement Agreement") whereby the parties agreed to settle any and all claims for indemnification by having the THS Holders transfer shares of Special Voting Common Stock or cash in lieu thereof at a value for such purpose of $8.40 per share. The Centennial Holders received cash or shares of Special Voting Common Stock as designated in the Settlement Agreement. The THS Holders transferred 85,816 shares of Special Voting Common Stock to the Centennial Holders and $1.83 million cash in lieu thereof to the Centennial Holders.

    On July 28, 1994, South Atlantic Venture Fund II, Limited Partnership and South Atlantic Venture Fund III, Limited Partnership acquired 328,892 shares of the Company's Series B Preferred Stock, $8.7377 par value per share, for an aggregate purchase price of $2,873,760.

    From December 31, 1995 through May 1, 1996, the Company sold a total of 419,442 shares of Common Stock to directors, key officers and consultants of the Company. These sales were made pursuant to the exercise of options granted by the Company under its Stock Option Plans to such directors, key officers and consultants. The option exercise prices ranged from $.2944 to $5.40 per share. The aggregate consideration received by Centennial for these shares of Common Stock was $531,778.76.

    Each of these transactions was completed without registration of the relevant security under the Securities Act of 1933, as amended (the "Securities Act") in reliance upon the exemptions provided by Section 4(2) of the Securities Act and the rules and regulations promulgated thereunder on the basis that such transactions did not involve a public offering, the purchasers were sophisticated with access to the kind of information registration would provide and that such purchasers acquired the securities without a view toward the distribution thereof.

ITEM 16(A).  EXHIBITS


    The following documents are filed as exhibits to this Registration
Statement:



  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
     * 1.1   Form of Underwriting Agreement
     * 3.1   Third Amended and Restated Articles of Incorporation
     * 3.2   Amended and Restated Bylaws
       4.1   Article III of Registrant's Third Amended and Restated Articles of Incorporation (included in Exhibit
               3.1)
       4.2   Article VII of Registrant's Third Amended and Restated Articles of Incorporation (included in Exhibit
               3.1)
     * 4.3   Specimen Common Stock Certificate
     * 5.1   Opinion of Nelson Mullins Riley & Scarborough, L.L.P.
      10.1   WelCare International, Inc. 1994 Employee Stock Option Plan
      10.2   WelCare International, Inc. 1996 Executive Stock Plan
      10.3   WelCare International, Inc. 1996 Employee Stock Option Plan
     *10.4   Centennial HealthCare Corporation 1997 Stock Plan
      10.5   Amended and Restated Credit Agreement dated December 18, 1996 by and among Centennial HealthCare
               Corporation and the Borrowers named therein, the Lenders named therein, and Core States Bank, N.A., as agent for the Lenders
      10.6   Amended and Restated Employment Agreement between WelCare International, Inc. n/k/a Centennial
               HealthCare Corporation ("CHC") and J. Stephen Eaton dated December 31, 1995
      10.7   Employment Agreement between Transitional Health Partners ("THP") and Laurence W. Lepley, Jr. dated
               December 1, 1994
      10.8   Registration Rights Agreement dated December 31, 1995 by and between CHC and the Shareholders as defined therein, as amended

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
      10.9   Lease between Grant Park Nursing Home L.P. and WelCare Acquisition Corp. n/k/a Centennial Acquisition
               Corporation ("CAC") commencing on January 1, 1993
      10.10  Amended and Restated Lease Agreement by and between International Health Care Properties XXVII, L.P. and
               WelCare International Properties Corporation n/k/a Centennial HealthCare Properties Corporation
               ("CHPC") dated October 4, 1994
      10.11  Amended and Restated Lease Agreement by and between Ashton Woods Limited Partnership and WelCare/Ashton
               Properties, Inc. n/k/a Centennial/Ashton Properties Corporation ("CAPC"), dated December 20, 1994
      10.12  Amended and Restated Lease Agreement by and between EBT Healthcare Properties, L.P. and CHPC dated July
               6, 1994
      10.13  Operating Lease by and between Health Care Property Investors, Inc. and Cardinal of Indiana, Inc., as
               amended by that certain Amendment to Operating Lease dated November 1, 1993, as amended by that certain Second Amendment to Operating Lease dated April 1, 1994, as amended by that certain Third
               Amendment to Operating Lease dated March 31, 1995, as amended by that certain Fourth Amendment to
               Operating Lease dated January 1, 1996, as assigned.
      10.14  Lease Agreement by and between Brownsboro Hills Nursing Home, Inc. and Brownsboro Hills Plaza and THP
               dated August 17, 1995
      10.15  Lease Agreement by and between Elderberry Nursing Home, Inc. and Cardinal of Kentucky, Inc. dated March
               10, 1993, as assigned
      10.16  Lease Agreement by and between Healthcare Realty Trust Incorporated and Cardinal Development Co., Inc.
               ("Cardinal"), as amended by that certain Amendment Number One to Lease Agreement dated November 1,
               1993, as assigned to THP pursuant to that certain Lease Assignment, Consent and Release dated March 1,
               1994
      10.17  Lease Agreement by and between Auerbach/Conner and Cardinal of Kentucky, Inc. dated March 29, 1991, as assigned
      10.18  Lease Agreement by and between House Investments -- Nursing Homes Partners I and THP dated November 1,
               1993
      10.19  Lease Agreement by and between THP and Willowbrook Health Care Center, Inc., dated January 20, 1995
      10.20  Operating Lease by and between HCPI Charlotte, Inc. and THP dated June 19, 1995
      10.21  Lease Agreement by and between Elderberry Nursing Home, Inc. and Cardinal of Kentucky, Inc. dated June
               3, 1991, as assigned
      10.22  Lease Agreement by and between Sheridan Health Care Center, Inc. and Cardinal Development Co. dated
               April 27, 1989, as amended pursuant to that First Amendment to Lease Agreement dated August 5, 1992, as amended pursuant to that Second Amendment dated October 25, 1993, as assigned
      10.23  Lease Agreement by and between Odell Investors I, Limited Partnership and THP dated October 5, 1995
      10.24  Lease Agreement by and between Pomeroy Health, Inc. and THP dated May 22, 1995
      10.25  Lease Agreement by and between Wilora Lake Health Care Center, Inc. and THP, dated March 1, 1996
      10.26  Lease Agreement dated October 1, 1996 by and between Calhoun-Liberty Hospital Association, Inc. and
               Centennial HealthCare Investment Corporation ("CHIC")
      10.27  Amended and Restated Long Term Care Facility Management Agreement by and between CHPC and Centennial
               HealthCare Management Corporation ("CHMC") dated July 6, 1994
      10.28  Amended and Restated Management Agreement by and between Montclair Medical Investors, Ltd., and CHMC dated January 1, 1995

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
      10.29  Long Term Care Facility Management Agreement by and between International Health Care Properties XX,
               L.P., and CHMC dated April 1, 1993
      10.30  Management Agreement by and between International Health Care Properties VII & VIII, L.P., and CHMC
               dated January 1, 1992
      10.31  Management Agreement by and between Consolidated Resources Health Care Fund VI, and CHMC dated January
               1, 1992
      10.32  Long-Term Care Facility Management Agreement by and between CHMC and THP dated as of January 1, 1996
      10.33  Long-Term Care Facility Management Agreement by and between HP/North Carolina IV, Inc. and THP dated
               December 1, 1992
      10.34  Long-Term Care Facility Management Agreement by and between NCHC, Inc. and CHMC dated March 25, 1996
      10.35  Long-Term Care Facility Management Agreement by and between NC Health Care -- Archdale, Inc. and CHMC dated June 30, 1996
      10.36  Management Agreement by and between Oak Grove of Rutherford Limited Partnership and THP dated September
               1, 1994
      10.37  Management Agreement by and between Holman Management Services, Inc. and THP dated February 1, 1995
      10.38  Management Agreement by and between THP and Cardinal dated November 1, 1993
      10.39  Long-Term Care Facility Management Agreement by and among CHMC, North Florida Health Facilities II, Ltd.
               and Blountstown Health Investors, L.C. dated June 1, 1996
      10.40  Long-Term Care Facility Management Agreement dated January 31, 1997 by and between International Health
               Care Properties 72, L.P. and CHMC
      10.41  Contract for Therapy Services by and between Paragon and Americare Corporation effective August 1, 1993
      10.42  Agreement for Rehab Program Management Services by and between Paragon and Wilora Lake Healthcare Center dated April 9, 1996
      10.43  Direct Therapy Services Agreement by and between Paragon and Evangeline of Albemarle dated May 10, 1996
      10.44  Fee for Service Therapy Services Agreement by and between Paragon and Rivermont A Rehab and Nursing
               Center dated January 1, 1997
      10.45  Professional Services Contract dated September 26, 1996 by and between Tri-State Health and Rehab and
               Paragon
      10.46  Right of First Refusal Agreement by and between International Health Care Properties XX, L.P. and CHMC
               dated April 1, 1993
      10.47  Subordination of Right of First Refusal Agreement by and between International Health Care Properties
               VII & VIII, L.P. and CHMC dated August 1, 1993
     *10.48  Form of Stock Repurchase Agreement by and among CHC and certain former holders of Series C Preferred
               Stock
      10.49  Management Agreement by and between Capitol Hill Community Hospital, Capitol Hill Healthcare Group and
               CHMC dated May 1, 1997.
      10.50  Long-Term Care Facility Management Agreement by and between Canton Health Investors, LLC and CHMC dated
               June 1, 1997
      10.51  Long-Term Care Facility Management Agreement by and between North Raleigh Health Investors, LLC and CHMC dated June 1, 1997
      11.1   Statement Regarding Computation of Per Share Earnings
      16.1   Letter Regarding Change in Certifying Accountant
      21.1   List of Subsidiaries

  EXHIBIT
  NUMBER                                                   DESCRIPTION
-----------  --------------------------------------------------------------------------------------------------------
      23.1   Consent of Nelson Mullins Riley & Scarborough, L.L.P. (included in the opinion at Exhibit 5.1)
     *23.2   Consent of Coopers & Lybrand, L.L.P.
     *23.3   Consent of Ernst & Young, LLP
     *23.4   Consent of BDO Seidman, LLP
      24.1   Power of Attorney
      27.1   Restated Financial Data Schedule


--------------


* Filed herewith. All other exhibits were previously filed.


ITEM 16(B).  FINANCIAL STATEMENT SCHEDULES.

    Schedule II -- Valuation and Qualifying Accounts.

ITEM 17.  UNDERTAKINGS.

    1. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    2. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant as described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    3.  The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Pre-Effective Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on July 1, 1997.


                                CENTENNIAL HEALTHCARE CORPORATION

                                By:            /S/ J. STEPHEN EATON*
                                     -----------------------------------------
                                                  J. Stephen Eaton
                                      CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE
                                                      OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following in the capacities and on the dates indicated.



          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board,
    /S/ J. STEPHEN EATON*         President and Chief
------------------------------    Executive Officer            July 1, 1997
       J. Stephen Eaton           (principal executive
                                  officer)

                                Senior Vice President and
       /S/ ALAN C. DAHL           Chief Financial Officer
------------------------------    (principal financial         July 1, 1997
         Alan C. Dahl             officer and principal
                                  accounting officer)

     /S/ ANDREW M. PAUL*
------------------------------  Director                       July 1, 1997
        Andrew M. Paul

     /S/ JAMES B. HOOVER*
------------------------------  Director                       July 1, 1997
       James B. Hoover

   /S/ ROBERT A. ORTENZIO*
------------------------------  Director                       July 1, 1997
      Robert A. Ortenzio

    /S/ BERTIL D. NORDIN*
------------------------------  Director                       July 1, 1997
       Bertil D. Nordin



*Signed by Alan C. Dahl pursuant to power of attorney previously filed.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON
FINANCIAL STATEMENT SCHEDULE


Board of Directors of
Centennial HealthCare Corporation


    Our audits referred to in our report dated March 7, 1997, which appears on page F-2 of the Form S-1 registration statement, included an audit of the financial statement schedule listed under Item 16(b) for the seven months ended December 31, 1995 and the years ended December 31, 1995 and 1996.



    In our opinion, this financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.



                                          /s/ COOPERS & LYBRAND L.L.P.


Atlanta, Georgia
March 7, 1997

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                        ON FINANCIAL STATEMENT SCHEDULE

Board of Directors of
Centennial HealthCare Corporation

    The audit referred to in our report to Centennial HealthCare Corporation and subsidiaries (formerly known as Welcare International, Inc. and subsidiaries), dated July 7, 1995, except for Note 18 which is as of August 15, 1995, which is contained in the Prospectus constituting part of this Registration Statement included the audit of the schedule listed under Item 16(b) for the year ended May 31, 1995. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based upon our audit.

    In our opinion, this schedule presents fairly, in all material respects, the information set forth therein.

                                          /s/ BDO SEIDMAN, LLP

Atlanta, Georgia
July 7, 1995

                       CENTENNIAL HEALTHCARE CORPORATION
                                  SCHEDULE II
                       VALUATION AND QUALIFYING ACCOUNTS
                     YEARS ENDED DECEMBER 31, 1995 AND 1996
                      SEVEN MONTHS ENDED DECEMBER 31, 1995

                                BALANCE AT      CHARGED TO
                               BEGINNING OF      COST AND       CHARGED TO                     BALANCE AT
        DESCRIPTIONS               YEAR          EXPENSES     OTHER ACCOUNTS    DEDUCTIONS     END OF YEAR
-----------------------------  -------------  --------------  --------------  --------------  -------------
Year ended
  December 31, 1996
  Allowance for doubtful
    accounts (deducted from
    accounts receivable).....  $   5,911,820  $      851,608  $   (2,983,449 (3) $   (1,307,841 (2) $   2,472,138
                               -------------  --------------  --------------  --------------  -------------
                               -------------  --------------  --------------  --------------  -------------
Year ended
  December 31, 1995
  Allowance for doubtful
    accounts (deducted from
    accounts receivable).....  $      71,300  $    1,034,618  $     (348,167) $    5,154,069(3) $   5,911,820
                               -------------  --------------  --------------  --------------  -------------
                               -------------  --------------  --------------  --------------  -------------
Seven months ended
  December 31, 1995
  Allowance for doubtful
    accounts (deducted from
    accounts receivable).....  $      71,413  $      757,590  $      (71,252) $    5,154,069(3) $   5,911,820
                               -------------  --------------  --------------  --------------  -------------
                               -------------  --------------  --------------  --------------  -------------
Year ended
  May 31, 1995
  Allowance for doubtful
    accounts.................  $         -0-  $       71,413  $          -0-  $          -0-  $      71,413
                               -------------  --------------  --------------  --------------  -------------
                               -------------  --------------  --------------  --------------  -------------

--------------

(1) Accounts receivable that were previously reserved that were directly written-off to allowance for doubtful accounts.

(2) Due to reclassification of accounts receivable to notes receivable and related reserve.

(3) Reserve on December 31, 1995 balance sheet of Transitional Health Services, Inc. which was consolidated with the Company as of December 31, 1995 totaling $5,491,000 and reclassification of account receivable to notes receivable and stated reserve totaling $(336,931).

                                 EXHIBIT INDEX


  EXHIBIT
  NUMBER                                           DESCRIPTION
-----------  ----------------------------------------------------------------------------------------
     * 1.1   Form of Underwriting Agreement..........................................................
     * 3.1   Third Amended and Restated Articles of Incorporation....................................
     * 3.2   Amended and Restated Bylaws.............................................................
       4.1   Article III of Registrant's Third Amended and Restated Articles of Incorporation
               (included in Exhibit 3.1).............................................................
       4.2   Article VII of Registrant's Third Amended and Restated Articles of Incorporation
               (included in Exhibit 3.1).............................................................
     * 4.3   Specimen Common Stock Certificate.......................................................
     * 5.1   Opinion of Nelson Mullins Riley & Scarborough, L.L.P. ..................................
      10.1   WelCare International, Inc. 1994 Employee Stock Option Plan.............................
      10.2   WelCare International, Inc. 1996 Executive Stock Plan...................................
      10.3   WelCare International, Inc. 1996 Employee Stock Option Plan.............................
     *10.4   Centennial HealthCare Corporation 1997 Stock Plan.......................................
      10.5   Amended and Restated Credit Agreement dated December 18, 1996 by and among Centennial
               HealthCare Corporation and the Borrowers named therein, the Lenders named therein, and
               CoreStates Bank, N.A., as agent for the Lenders.......................................
      10.6   Amended and Restated Employment Agreement between WelCare International, Inc. n/k/a
               Centennial HealthCare Corporation ("CHC") and J. Stephen Eaton dated December 31,
               1995..................................................................................
      10.7   Employment Agreement between Transitional Health Partners ("THP") and Laurence W.
               Lepley, Jr. dated December 1, 1994....................................................
      10.8   Registration Rights Agreement dated December 31, 1995 by and between CHC and the
               Shareholders as defined therein, as amended...........................................
      10.9   Lease between Grant Park Nursing Home L.P. and WelCare Acquisition Corp. n/k/a
               Centennial Acquisition Corporation ("CAC") commencing on January 1, 1993..............
      10.10  Amended and Restated Lease Agreement by and between International Health Care Properties
               XXVII, L.P. and WelCare International Properties Corporation n/k/a Centennial
               HealthCare Properties Corporation ("CHPC") dated October 4, 1994......................
      10.11  Amended and Restated Lease Agreement by and between Ashton Woods Limited Partnership and
               WelCare/Ashton Properties, Inc. n/k/a Centennial/ Ashton Properties Corporation
               ("CAPC") dated December 20, 1994......................................................
      10.12  Amended and Restated Lease Agreement by and between EBT Healthcare Properties, L.P. and
               CHPC dated July 6, 1994...............................................................
      10.13  Operating Lease by and between Health Care Property Investors, Inc. and Cardinal of
               Indiana, Inc., as amended by that certain Amendment to Operating Lease dated November
               1, 1993, as amended by that certain Second Amendment to Operating Lease dated April 1,
               1994, as amended by that certain Third Amendment to Operating Lease dated March 31,
               1995, as amended by that certain Fourth Amendment to Operating Lease dated January 1,
               1996, as assigned.....................................................................
      10.14  Lease Agreement by and between Brownsboro Hills Nursing Home, Inc. and Brownsboro Hills
               Plaza and THP dated August 17, 1995...................................................
      10.15  Lease Agreement by and between Elderberry Nursing Home, Inc. and Cardinal of Kentucky,
               Inc. dated March 10, 1993, as assigned................................................

  EXHIBIT
  NUMBER                                           DESCRIPTION
-----------  ----------------------------------------------------------------------------------------
      10.16  Lease Agreement by and between Healthcare Realty Trust Incorporated and Cardinal
               Development Co., Inc. ("Cardinal"), as amended by that certain Amendment Number One to
               Lease Agreement dated November 1, 1993, as assigned to THP pursuant to that certain
               Lease Assignment, Consent and Release dated March 1, 1994.............................
      10.17  Lease Agreement by and between Auerbach/Conner and Cardinal of Kentucky, Inc. dated
               March 29, 1991, as assigned...........................................................
      10.18  Lease Agreement by and between House Investments -- Nursing Homes Partners I and THP
               dated November 1, 1993................................................................
      10.19  Lease Agreement by and between THP and Willowbrook Health Care Center, Inc. dated
               January 20, 1995......................................................................
      10.20  Operating Lease by and between HCPI Charlotte, Inc. and THP dated June 19, 1995.........
      10.21  Lease Agreement by and between Elderberry Nursing Home, Inc. and Cardinal of Kentucky,
               Inc. dated June 3, 1991, as assigned..................................................
      10.22  Lease Agreement by and between Sheridan Health Care Center, Inc. and Cardinal
               Development Co. dated April 27, 1989, as amended pursuant to that First Amendment to
               Lease Agreement dated August 5, 1992, as amended pursuant to that Second Amendment dated October 25, 1993, as assigned...................................................
      10.23  Lease Agreement by and between Odell Investors I, Limited Partnership and THP dated
               October 5, 1995.......................................................................
      10.24  Lease Agreement by and between Pomeroy Health, Inc. and THP dated May 22, 1995..........
      10.25  Lease Agreement by and between Wilora Lake Healthcare Center, Inc. and THP dated March
               1, 1996...............................................................................
      10.26  Lease Agreement dated October 1, 1996 by and between Calhoun-Liberty Hospital
               Association, Inc. and Centennial HealthCare Investment Corporation ("CHIC")...........
      10.27  Amended and Restated Long Term Care Facility Management Agreement by and between CHPC and Centennial HealthCare Management Corporation ("CHMC") dated July 6, 1994..........
      10.28  Amended and Restated Management Agreement by and between Montclair Medical Investors,
               Ltd. and CHMC dated January 1, 1995...................................................
      10.29  Long Term Care Facility Management Agreement by and between International Health Care
               Properties XX, L.P. and CHMC dated April 1, 1993......................................
      10.30  Management Agreement by and between International Health Care Properties VII & VIII,
               L.P. and CHMC dated January 1, 1992...................................................
      10.31  Management Agreement by and between Consolidated Resources Health Care Fund VI, and CHMC dated January 1, 1992.................................................................
      10.32  Long-Term Care Facility Management Agreement by and between CHMC and THP dated as of
               January 1, 1996.......................................................................
      10.33  Long-Term Care Facility Management Agreement by and between HP/North Carolina IV, Inc.
               and THP dated December 1, 1992........................................................
      10.34  Long-Term Care Facility Management Agreement by and between NCHC, Inc. and CHMC dated
               March 25, 1996........................................................................
      10.35  Long-Term Care Facility Management Agreement by and between NC Health Care -- Archdale,
               Inc. and CHMC dated June 30, 1996.....................................................
      10.36  Management Agreement by and between Oak Grove of Rutherford Limited Partnership and THP dated September 1, 1994...............................................................

  EXHIBIT
  NUMBER                                           DESCRIPTION
-----------  ----------------------------------------------------------------------------------------
      10.37  Management Agreement by and between Holman Management Services, Inc. and THP dated
               February 1, 1995......................................................................
      10.38  Management Agreement by and between THP and Cardinal dated November 1, 1993.............
      10.39  Long-Term Care Facility Management Agreement by and among CHMC, North Florida Health
               Facilities II, Ltd. and Blountstown Health Investors, L.C. dated June 1, 1996.........
      10.40  Long-Term Care Facility Management Agreement dated January 31, 1997 by and between
               International Health Care Properties 72, L.P. and CHMC................................
      10.41  Contract for Therapy Services by and between Paragon and Americare Corporation effective
               August 1, 1993........................................................................
      10.42  Agreement for Rehab Program Management Services by and between Paragon and Wilora Lake
               Healthcare Center dated April 9, 1996.................................................
      10.43  Direct Therapy Services Agreement by and between Paragon and Evangeline of Albemarle dated May 10, 1996....................................................................
      10.44  Fee for Service Therapy Services Agreement by and between Paragon and Rivermont A Rehab and Nursing Center dated January 1, 1997..............................................
      10.45  Professional Services Contract dated September 26, 1996 by and between Tri-State Health and Rehab and Paragon.................................................................
      10.46  Right of First Refusal Agreement by and between International Health Care Properties XX,
               L.P. and CHMC dated April 1, 1993.....................................................
      10.47  Subordination of Right of First Refusal Agreement by and between International Health
               Care Properties VII & VIII, L.P. and CHMC dated August 1, 1993........................
     *10.48  Form of Stock Repurchase Agreement by and among CHC and certain former holders of Series
               C Preferred Stock.....................................................................
      10.49  Management Agreement by and between Capitol Hill Community Hospital, Capitol Hill
               Healthcare Group and CHMC dated May 1, 1997...........................................
      10.50  Long-Term Care Facility Management Agreement by and between Canton Health Investors, LLC and CHMC dated June 1, 1997...........................................................
      10.51  Long-Term Care Facility Management Agreement by and between North Raleigh Health
               Investors, LLC and CHMC dated June 1, 1997............................................
      11.1   Statement Regarding Computation of Per Share Earnings...................................
      16.1   Letter Regarding Change in Certifying Accountant........................................
      21.1   List of Subsidiaries....................................................................
      23.1   Consent of Nelson Mullins Riley & Scarborough, L.L.P. (included in the opinion at
               Exhibit 5.1)..........................................................................
     *23.2   Consent of Coopers & Lybrand, L.L.P.....................................................
     *23.3   Consent of Ernst & Young, LLP...........................................................
     *23.4   Consent of BDO Seidman, LLP.............................................................
      24.1   Power of Attorney.......................................................................
      27.1   Restated Financial Data Schedule........................................................


--------------


* Filed herewith, otherwise previously filed